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82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME DBS Group Holdings Ltd

*CURRENT ADDRESS

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APR 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3172   FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/21/03

DBS Group Holdings Ltd
Annual Report 2002

DBS

03 APR 16 AM 7:21

82-3172

AR/S
12-31-02


Customer Services


DBS BANK TREASURY




7.88%
2167 8668
www.dbs.com
DBS

Corporate Information

Management Committee

Jackson Tai, *Vice Chairman & Chief Executive Officer*

Ng Kee Choe, *Vice Chairman*

Frank Wong, *Vice Chairman, DBS Bank & Chairman, DBS Hong Kong*

Chong Kie Cheong, *Chairman, Investment Banking*

David Lau, *Head, Global Treasury & Markets*

Oon Kum Loon, *Chief Financial Officer*

Jeanette Wong, *Chief Administrative Officer*

S Dhanabalan, *Advisor*

Susan Ho, *Principal Secretary*

Policy Committee

Jackson Tai, *Chairman*

Ng Kee Choe
Frank Wong
Eric Ang
Chan Tak Kin
Chong Kie Cheong
Elsie Foh
Hong Tuck Kun
Steve Ingram
Edmund Koh
David Lau
Oon Kum Loon
Rajan Raju
Greg Seow
Randolph Sullivan
Pornsanong Tuchinda
Wong Ban Suan
Jeanette Wong

S Dhanabalan, *Advisor*

DBS Group Holdings
Board of Directors

S Dhanabalan, *Chairman*
Jackson Tai, *Vice Chairman*
Ng Kee Choe, *Vice Chairman*

Bernard Chen
Fock Siew Wah
Gail D Foster
Tommy Koh
Moses Lee
Leung Chun Ying
Peter Ong
John A Ross
Thean Lip Ping
Yeo Ning Hong

Executive Committee

S Dhanabalan, *Chairman*
Jackson Tai
Ng Kee Choe
Bernard Chen
Fock Siew Wah

Audit Committee

Bernard Chen, *Chairman*
Tommy Koh
Moses Lee

Board Risk Management Committee

Fock Siew Wah, *Chairman*
Bernard Chen
Tommy Koh

Compensation Committee

Thean Lip Ping, *Chairman*
S Dhanabalan
Fock Siew Wah
Leung Chun Ying
Yeo Ning Hong

Nominating Committee

Tommy Koh, *Chairman*
S Dhanabalan
Bernard Chen
Thean Lip Ping
Yeo Ning Hong

DBS Bank
Board of Directors

S Dhanabalan, *Chairman*
Jackson Tai, *Vice Chairman*
Frank Wong, *Vice Chairman*

Bernard Chen
Fock Siew Wah
Gail D Foster
Tommy Koh
Moses Lee
Leung Chun Ying
Peter Ong
John A Ross
Thean Lip Ping
Yeo Ning Hong

Executive Committee

S Dhanabalan, *Chairman*
Jackson Tai
Frank Wong
Bernard Chen
Fock Siew Wah

Group Secretary

Heng Lee Cheng

Registrar

Barbinder & Co. Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

Auditors

PricewaterhouseCoopers
Certified Public Accountants
8 Cross Street
#17-00 PWC Building
Singapore 048424

Dominic Nixon,
Partner-in-charge of the audit

Registered Office

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65 6878 8888
Fax: 65 6445 1267
Email: dbs@dbs.com
Website: www.dbs.com

Contents

Performance at a Glance

Financial Summary – DBS Group Holdings Ltd and its Subsidiary Companies

	2002	2001[2]	2000
Profit and Loss (S$million)			
Operating profit	**1,403**	1,291	1,632
Net profit attributable to members (NPAM)	**1,017**	997	1,389
NPAM excluding goodwill amortization	**1,295**	1,130	1,389
Balance Sheet (S$million)			
Total assets	**149,375**	151,462	111,208
Customer loans	**60,709**	68,208	52,024
Customer deposits	**101,315**	106,771	80,720
Total shareholders' funds	**14,445**	13,613	10,495
Per Ordinary Share (S$)			
Basic earnings	**0.68**	0.78	1.13
Basic earnings excluding goodwill amortization	**0.87**	0.89	1.13
Gross dividend	**0.30**	0.30	0.45
Net assets backing	**9.45**	8.98	8.14
Selected Ratios (%)			
Return on average total shareholders' funds	**7.23**	8.81	12.89
Return on average total shareholders' funds (excluding goodwill amortization)	**9.21**	9.99	12.89
Operating expenses as % of net income[1]	**45.50**	48.90	42.50
Capital adequacy			
Tier I	**10.30**	12.20	14.40
Total	**15.50**	17.40	18.90

[1] Excluding goodwill amortization

[2] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".

Financial Highlights

Group Net Profit after Tax

(S$ million)

$1,389
$1,072
$1,017
$997
$112

1998 1999 2000 2001[1] 2002

2002: S$1,017 million (+1.9%)
2001[1]: S$997 million

Group net profit increased 1.9% to S$1,017 million. Excluding goodwill amortization, Group net profit increased by 14.5% to S$1,295 million.

Group Net Interest Income and Non-Interest Income

(S$ million)


$2,645
$2,035
$2,257
$2,039
$1,430
$1,421
$994
$1,275
$892
$446

1998 1999 2000 2001[1] 2002

Net Interest Income
2002: S$2,645 million (+17.2%)
2001[1]: S$2,257 million

Non-Interest Income
2002: S$1,421 million (+11.4%)
2001[1]: S$1,275 million

Net interest income increased by 17.2% to S$2,645 million largely due to the inclusion of Dao Heng Bank Group Limited ("DHG") full year net interest income compared to six months in Year 2001. Excluding DHG, net interest income was 5.3% higher than Year 2001.

The 11.4% increase in non-interest income was due to higher fee and commission income, which increased by 27.3%. The increase was partially driven by the full year contributions from DHG and DBS Vickers Securities Holdings Pte Ltd ("DBSV"). Excluding the contributions from these acquisitions, fee and commission income was 10.3% higher than Year 2001. The increase was due mainly to fees received from fund management, credit card operations and loan related fees.

Group Income Before Operating Expenses, Ratio of Operating Expenses to Income Before Operating Expenses, and Operating Expenses

(S$ million)


$4,066
$3,029
$3,532
$2,931
48.9%
45.5%
40.2%
42.5%
$1,876
35.2%
$2,128
$1,862
$1,246
$754
$1,065

1998 1999 2000 2001[1] 2002

Income Before Operating Expenses
2002: S$4,066 million (+15.1%)
2001[1]: S$3,532 million

Ratio of Operating Expenses to Income Before Operating Expenses*
2002: 45.5% (-3.4 percentage points)
2001[1]: 48.9%

Operating Expenses
2002: S$2,129 million (+14.3%)
2001[1]: S$1,862 million

Excluding operating expenses of DHG and DBSV, goodwill amortization and restructuring and integration costs, Year 2002 operating expenses declined 7.0% over the same period in Year 2001. Staff costs were 8.4% lower as a result of a 11.1% headcount reduction that arose from rationalization of workflow and businesses. Other operating expenses also declined as a result of the implementation of cost management initiatives.

* Excluding goodwill amortization

Group Total Shareholders' Funds and Return on Average Total Shareholders' Funds (ROE)

(S$ billion)


$14.4
$13.6
$10.9
$9.8
$10.5
12.89%
8.81%
10.35%
7.23%
1.29%

1998 1999 2000 2001[1] 2002

Total Shareholders' Funds
2002: S$14.4 billion (+6.1%)
2001[1]: S$13.6 billion

ROE*
2002: 7.23% (-1.58 percentage points)
2001[1]: 8.81%

Excluding goodwill amortization, ROE would be 9.21% for Year 2002.

* GAAP basis

Group Total Assets and Return on Average Total Assets (ROA)

(S$ billion)


$151.5
$149.4


$106.5
$100.0
$111.2
1.28%
1.04%
0.68%
0.76%
0.14%

1998 1999 2000 2001[1] 2002

Total Assets
2002: S$149.4 billion (-1.4%)
2001[1]: S$151.5 billion

ROA*
2002: 0.68% (-0.08 percentage points)
2001[1]: 0.76%

Customer loans decreased by 11.0% to S$60.7 billion, due mainly to the low loan demand in a highly competitive environment. Customer deposits decreased by 5.1% to S$101.3 billion. The Group's loan-to-deposit ratio at the end of Year 2002 was 59.9%.

Excluding goodwill amortization, ROA would be 0.86% for Year 2002.

* GAAP basis

Capital Adequacy Ratio (CAR)

(%)


19.2
18.9
17.4
15.8
14.4
15.5
14.6
15.7
12.2
10.3

1998 1999 2000 2001[1] 2002

Total (Tier I & II)
2002: 15.5%
2001[1]: 17.4%

Tier I
2002: 10.3%
2001[1]: 12.2%

Total CAR, measured according to the Bank of International Settlements (BIS) guidelines was 15.5%, which is above the minimum BIS requirement of 8.0%.

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".

In 2002 DBS focused on extracting value from the larger footprint that it has established with its recent acquisitions and alliances. This had to be done while dealing with a difficult economic environment and changed market conditions.



S Dhanabalan
Chairman

Financial Review

Considering the difficult economic setting, I would say DBS had a reasonable year in 2002.

Compared to 2001, net profit attributable to members rose 2% to S$1.017 billion. DBS managed a 15% increase in revenues, crossing over the S$4 billion mark for the first time. Operating expenses grew by 7% to S$1.851 billion. However, if we were to isolate the impact of acquisitions in 2001 such as Dao Heng Bank and DBS Vickers Securities, operating expenses would have declined 7.0%. Operating profit before goodwill amortization and provisions increased 23% to S$2.215 billion.

These results must be seen in the context of the following factors:

- We raised provisions by over S$150 million compared to 2001 for a total charge of S$534 million in order to cover market uncertainty and asset deflation.

- The goodwill charge of S$278 million was over S$140 million higher than last year.

- Last year there were over S$200 million one-off gains compared to the NatSteel S$96 million gain this year.

- We faced tremendous market share and pricing pressure in residential mortgage loans, one of our most significant loan categories.

Although our net profit grew a modest 2%, this was not easy in the face of a very tough domestic and regional economic environment. The net profit growth was achieved by:

- Improving the efficiency of our operations

- Gaining market share in higher margin products like wealth management, lifestyle credit, capital markets, treasury, and enterprise banking, while we have been under market share pressure in traditional products like mortgages and large corporate loans

- Working hard to integrate our Hong Kong operations and making sure we are improving efficiency and starting to share revenue generating ideas

2002 was the first full year of our consolidation of Dao Heng Bank, and we are pleased to report that the operations of our integrated Hong Kong units are performing better despite the difficult conditions in Hong Kong. Our Hong Kong operations now account for almost one third of the Group's operating income and assets.

A Year of Consolidation

The top priority in the year was integrating systems and processes to make the Bank more competitive in the markets in which it operates.

By the third quarter of 2002, the back offices of our two Hong Kong banking subsidiaries, DBS Kwong On Bank and Dao Heng Bank were largely integrated, and products and services were on a common platform. Revenue and cost synergies from the Hong Kong integration are one and a half times our original targets.

2002 also saw the deepening of our core businesses, including consumer banking, wealth management, investment banking, and treasury. The growth in the sale of investment products is noteworthy. In Singapore alone, DBS sold more investment products in 2002 than in the last four years combined. Management is continuing to build our consumer banking franchise in product origination and distribution capability. In investment banking, DBS made its mark in many ground-breaking transactions such as the successful launch of Singapore's first real estate investment trust, CapitaMall. DBS' Treasury and Markets team utilized its expertise to develop products tailored to retail clients and investors while holding its position as the leading market maker for regional currencies and securities.

We continued to address our cost structure. During the year, DBS established a ten-year, S$1.2 billion technology outsourcing alliance with IBM that will help reduce the cost of running the Bank's networks and data centers in Singapore, Hong Kong and Thailand. We further centralized our back office processing to extract economies of scale and build centers of excellence. For example, we consolidated our trade finance processing in Hong Kong, and our treasury processing in Singapore. We will continue to exploit various cost efficient solutions over the course of the year.

During the year, the Bank had to manage the consequences of the economic cycle as well as adjust to significant structural changes in Asian banking. Singapore and Hong Kong are now fully developed markets and require banks to provide more sophisticated financial services beyond traditional lending service. Prior to the Asian financial crisis of 1997 to 1998, high economic growth driven by large global direct investment flows into Asia helped loan growth across the region to levels that ranged from 15% to 50% per year. Banks in Asia will now have to develop a business model that is dependent not only on loans, but must offer more sophisticated financial services such as financial planning, lifestyle credit, investment banking and treasury services.

While DBS has done much to prepare for the structural changes in Asian banking, I believe it needs to do better to respond to the downturn in the economic cycle. This is not easy as there is a natural contradiction in simultaneously addressing both structural and cyclical changes. We need to make substantial investments in the Group's capabilities and processing efficiency to address long-term structural changes. Managing the economic cycle calls for focus on reducing operating costs. Despite the difficulty in balancing these two objectives in 2002, DBS managed to upgrade its business and product capabilities in many areas, while increasing discipline in capital and operating expenditure.

Management Changes

The Board of Directors appointed Jackson Tai as Vice Chairman and Chief Executive Officer of DBS in June 2002. Jackson Tai was previously the President and Chief Operating Officer of DBS and has been a key member of the former Corporate Office since 1999. Although Jackson Tai is in a new role as Chief Executive Officer, the strategic direction for the Group remains the same, as he has been intimately involved in mapping the Bank's strategy over the past several years.

The top management of the Bank has been reorganized into a Management Committee that is the principal executive decision-making body. The Committee includes Jackson Tai, Ng Kee Choe, Frank Wong, Chong Kie Cheong (Co-Head Investment Banking), David Lau (Head Global Treasury & Markets), Chief Financial Officer Oon Kum Loon and Chief Administrative Officer Jeanette Wong. I remain available to give guidance to the Management Committee. We also welcome five new Board members, Leung Chun Ying, Thean Lip Ping, John Ross, Ng Kee Choe and Peter Ong. The new Board members have a wealth of experience in different specialities. They will add to the existing DBS Board bench strength.

Prospects for 2003

So far there is little evidence that the economic environment will recover significantly in the near term. DBS will have to invest carefully to achieve greater efficiency in its operations.

When the environment does improve and the interest rate cycle normalizes, DBS will emerge stronger than in the past because the Group has invested in building long-term competitive advantages.

DBS' deposit franchise is a competitive advantage that will help differentiate it as a bank with funding cost advantages, combined with a dominant customer base and an extensive distribution network. The Bank has made gains in its product origination capability and is geared to grow this business. DBS has become a leader in Wealth Management, Investment Banking, and Treasury and Markets, which are higher risk-adjusted return businesses. DBS' regional aspirations will be supported by its strong distribution and processing capabilities. And finally, DBS' investments and commitment to centralized processing will enable DBS to become a lower cost producer.

Though the current environment looks challenging, I remain convinced that DBS is building a foundation that will put it in good stead in the years to come.

Acknowledgements

I want to thank our staff at all levels of the Group for their passion and dedication during a difficult year.

The Board has been most generous in spending time and attention to guide the management. This is deeply appreciated.

I also thank all our customers, partners and shareholders for their continued support.

S Dhanabalan
Chairman, DBS Group Holdings

Board of Directors

S Dhanabalan (1)
Chairman, DBS Group Holdings and DBS Bank
As Chairman of DBS, 65-year-old Mr Dhanabalan brings with him over 40 years of experience from both the private and government sectors. He first served in DBS Bank from 1968 to 1978 culminating in his role as Executive Vice President. He then went on to spend 16 years as a Cabinet Minister in the Singapore government. Today, he continues to be involved with the government on financial matters through his directorship in Temasek Holdings and the Government of Singapore Investment Corporation Pte Ltd.

Ng Kee Choe (3)
Vice Chairman, DBS Group Holdings
Mr Ng is Vice Chairman of DBS Group Holdings. A career banker at DBS Bank, he was appointed Deputy President in 1994 and President and Chief Operating Officer in 1997. At 58, Mr Ng is the Chairman of Singapore Power, Vice Chairman of the Institute of Banking & Finance, a Board Member of Singapore Airport Terminal Services Ltd and Wing Lung Bank Ltd, and a Governor of the Singapore International Foundation.

Jackson Tai (2)
Vice Chairman, DBS Group Holdings and DBS Bank
Mr Tai, 52, a United States citizen, was appointed Vice Chairman and Chief Executive Officer in June 2002. He joined DBS in 1999 as Chief Financial Officer and was appointed President and Chief Operating Officer in January 2001. He was appointed to the DBS Group Holdings Board in May 2001. Before joining DBS, Mr. Tai completed 25 years of service with J.P. Morgan & Co. Among his assignments at J.P. Morgan, Mr Tai was senior officer and head of investment banking for the Asia-Pacific region, based in Tokyo and later senior officer and head of investment banking for the Western United States, based in San Francisco. Mr Tai is currently also a director of Singapore Telecommunications Ltd, CapitaLand Ltd and Jones Lang LaSalle Incorporated.

Frank Wong (4)
Vice Chairman, DBS Bank
Mr Wong, 55, is Vice-Chairman of DBS Bank and Chairman of DBS Hong Kong. He brings to the Bank over 30 years of experience in financial markets, having worked in Hong Kong, Frankfurt, London and Singapore. Mr Wong worked for Citibank, J.P. Morgan Inc and NatWest Markets before joining DBS. Before his appointment with DBS Bank, he was Chief Executive of National Westminster Bank in Hong Kong and its Regional Managing Director for Asia Pacific. Mr Wong is also a director of China Mobile (HK) Ltd.







Bernard Chen (5)
Director, DBS Group Holdings and DBS Bank
Mr Chen's career has spanned both the government and private sectors. Twelve years in government service saw him at the Ministries of Defence and Finance and as Minister of State from 1977 to 1981. From there, he spent ten years with the Fraser & Neave Group, where he served his last seven years as General Manager and Director. He was Chief Executive Officer of Intraco Ltd from 1991 to 2000. At 60, Mr Chen is now Chairman of The Commercial & Industrial Security Corporation.

Gail D Fosler (7)
Director, DBS Group Holdings and DBS Bank
At 55, Ms Fosler is Senior Vice President and Chief Economist of The Conference Board, the world's leading research and business membership organization. Prior to joining The Conference Board in 1989, she was Chief Economist and Deputy Staff Director of the US Senate Budget Committee. Ms Fosler is currently a director of Unisys Corporation, H.B. Fuller Company, Baxter International, The National Bureau of Economic Research and Caterpillar, Incorporated.

Fock Siew Wah (6)
Director, DBS Group Holdings and DBS Bank
Mr Fock, a director since 1998, began his career with DBS where his last position was Head of the Commercial Banking Division. Mr Fock, 62, is currently Senior Advisor of Nuri Holdings (S) Pte Ltd and Deputy Chairman of Fraser & Neave Ltd. He is also a board member of Temasek Holdings (Pte) Ltd, Temasek Capital (Pte) Ltd and Singapore Airlines Ltd. Previously a Senior Banker and Regional Treasurer (Asia Pacific) for J.P. Morgan, Mr Fock later assumed the positions of President and CEO of Overseas Union Bank Ltd, Chairman of the Land Transport Authority, Chairman of Singapore MRT Ltd, Special Advisor to the Minister for Finance, Singapore and Chairman of East West Bank in U.S.A.

Tommy Koh (8)
Director, DBS Group Holdings and DBS Bank
Professor Koh, 65, is one of Singapore's senior diplomats. Over the course of his career, he has served as Dean of the Faculty of Law, National University of Singapore, and as Singapore's Ambassador to the United Nations and the United States. He is currently an Ambassador-at-Large, Director of the Institute of Policy Studies and Chairman of the National Heritage Board.



Moses Lee (9)
Director, DBS Group Holdings and DBS Bank
Currently Permanent Secretary at the Ministry of Health and Chairman of the Central Provident Fund Board, 51-year-old Mr Lee also held numerous appointments in government ministries and statutory boards previously. He was the General Manager of Singapore Broadcasting Corporation and Chairman of Post Office Savings Bank from 1994 until its merger with DBS Bank in 1998. Mr Lee is a former board member of Singapore Airlines Ltd.

Leung Chun Ying (11)
Director, DBS Group Holdings and DBS Bank
Mr CY Leung, 48, is Chairman of DTZ Debenham Tie Leung Global, a leading property services company employing over 6,500 people in the world. Mr Leung was also extensively involved in the establishment of Hong Kong as a Special Administrative Region, having served as a Vice Chairman of the Preparatory Committee and the Provisional Legislative Council. He continues to be actively involved in public service in Hong Kong, having been a member of the Hong Kong Executive Council since 1997 and its Convenor between 1999 and 2002.

Peter Ong (10)
Director, DBS Group Holdings and DBS Bank
Mr Peter Ong Boon Kwee, 41 and a career civil servant, is the Permanent Secretary at the Ministry of Transport, a position he has held since July 2002. Prior to that, he was Second Permanent Secretary (Defence) at the Ministry of Defence. From 1998 to 2000, he was seconded to Temasek Holdings (Private) Limited as an Executive Vice President. He is also the Chairman of the Maritime and Port Authority and a director of TIF Ventures Pte Ltd.

John A Ross (12)
Director, DBS Group Holdings and DBS Bank
Mr John Ross, 58, is a career banker whose last post prior to his retirement in February 2002 was Corporate Chief Operating Officer for the Deutsche Bank Group. Prior to joining Deutsche Bank in 1992, he spent 21 years at The Bank of New York, where his last position was Executive Vice President, Head of Global Asset and Liability Management. Mr Ross is a trustee of the German Marshall Fund, the Jewish Museum, and the Metropolitan Opera Guild. He is also a member of the Singapore Technologies International Advisory Panel.



Thean Lip Ping (13)
Director, DBS Group Holdings and DBS Bank
Mr LP Thean, 70, is a consultant at Khattar Wong & Partners, having retired from the Singapore Supreme Court Bench after a distinguished 18-year career. He was High Court Judge from 1984-1993 and a Judge of Appeal of the Supreme Court from 1993-2002. Prior to that, he was a practising lawyer for about 25 years. Mr Thean is also the Chairman of the Securities Industry Council of Singapore.

Yeo Ning Hong (14)
Director, DBS Group Holdings and DBS Bank
Dr Yeo's working experience straddles both government and private sectors. He combined stints in both academia and the private sector, before joining the Singapore government in 1981. As a member of the Cabinet, his appointments included Minister for Communications and Information and Minister for Defence. In 1995, Dr Yeo returned to the private sector when he became Executive Chairman of the Singapore Technologies Group of Companies. Dr Yeo was Chairman of the Port of Singapore Authority from 1994 to 1997, and Chairman of PSA Corporation Limited from 1997 until his retirement in 2002. At 59, Dr Yeo is currently a Senior Advisor of PSA Corporation.


13


14

In 2002, DBS focused on integrating the newer components of our Pan-Asian banking franchise. We made further progress in building long-term competitive advantages, while at the same time adjusting our investments and resources to uncertain market conditions. We took steps to limit our downside risks, and are now well positioned to benefit from a recovery in regional economies.



Jackson Tai
Vice Chairman & Chief Executive Officer

Few banks in Asia have invested in capabilities to ensure that they remain relevant to customers in the developed and emerging Asian markets in the post financial crisis period. Indeed, many international banks have withdrawn or downsized their Asian operations with the first sign of trouble. Yet even in these uncertain times, DBS seized on opportunities to lead.

- We continue to differentiate DBS through our embrace of good corporate governance, risk and credit management, and compliance.

- We are setting DBS apart through our strong retail distribution capabilities in both Singapore and Hong Kong, the two best-regulated financial markets in Asia.

- We maintained our market leadership in Wealth Management, Investment Banking, and Treasury and Markets.

- We are consolidating our technological and operational platforms to capitalize on a larger customer base throughout ASEAN and Greater China. We are achieving better economies of scale, reducing unit costs, and becoming a cost-efficient service provider.

Progress in Building Competitive Advantages
To stay relevant in increasingly deregulated banking markets, we must have strong competitive advantages in key areas.

One unique DBS strength is our dominant deposit franchise and broad distribution network in Hong Kong and Singapore. We will complement this enormous capability to reach customers by deepening and broadening our range of products and services that meet the needs of our different retail segments. Examples of successful product launches during the year are "Cashline", "Growth", "Swing", "Surf", "mc^2" credit cards, among others.

With expanded geographical reach, DBS has achieved critical mass that enables us to deliver products and services cost-efficiently throughout the region. When we engage our market specialists to develop new Wealth Management products they can now address a broader audience across the region.

DBS has multiple funding cost advantages. Our large savings deposit base provides us with a stable source of low cost funds. Additionally, DBS' strong Aa2 credit rating from Moody's, the highest rating achieved by a bank in Asia, supports our established access to the international capital markets, another source of lower cost capital funding. The current low interest rate cycle has constrained DBS' interest earnings from the deployment of its surplus funds, but the Group is positioned to benefit from any upturn in the interest rate cycle.

Some banks in Asia may have under-invested in their technology, people, and infrastructure as the early 90's boom enabled banks to prosper without having to make expensive investments. Sooner or later, most banks in Asia will need to ramp up remedial investments just to bridge the gap with leading best practices. By contrast, DBS has continued to make measured investments in technology, people, and infrastructure and should be much further along the investment curve than many smaller banks in Asia. Though our long-term approach to investments has been a challenge during the current economic downturn, we are better positioned at the industry's forefront for the resurgence of Asia.

Leading with Corporate Governance

High profile corporate failures have brought a stark reality to how poor transparency, inadequate management oversight, misguided managers, misaligned compensation programs, and inadequate risk management can lead to the downfall of even great organizations.

DBS views sound corporate governance as fundamental to our aim of building a competitive franchise and value for our stakeholders.

We embraced the highest standards in corporate governance, as well as timely and transparent disclosure – long before they became the watchwords of shareholders, regulators, rating agencies, analysts and journalists the world over. The 2000 and 2001 annual reports emphasized in great detail DBS' progress in these areas.

We have been consistently recognized for the highest corporate governance standards among listed companies in Asia.

- DBS is a three-time winner, and the 2002 Second Runner-up of "The Best Corporate Governance Award" at the *29th Singapore Annual Report Award*.

Embracing Corporate Governance
DBS views Corporate Governance as the foundation and conscience of the Bank. Our Board and management carefully balances the often divergent interests of our constituents, including shareholders, customers, depositors, business partners, debt holders, regulators, ratings agencies, and employees in pursuing the objective of maximizing long-term shareholder value.

The key elements of DBS' Corporate Governance are timely and transparent disclosure; a management team with strong values and principles; a balanced management structure that is actively monitored by an independent Board of Directors; and a pervasive risk management and compliance culture.

- DBS ranked second in Asia in *Asiamoney's* survey of Corporate Governance among Asian financial institutions.

Timely and Transparent Disclosure

DBS takes pride in being a leader among Asian financial institutions in the standards of timely and full disclosure. We took the lead after the 1997 Asian financial crisis highlighted the importance of clear and transparent reporting.

- The information disclosed in our financial statements is in line with the best practices adopted by leading international banks. And to help our stakeholders better understand our progress and the underlying risks, we added a management discussion and analysis section to our annual reports.

- DBS became the first Singapore bank to adopt quarterly reporting in September 2001, more than a year ahead of the regulatory requirement for quarterly reporting. Although we are concerned that quarterly reports may cause investors to become obsessed with short-term results as compared to the creation of sustained and longer-term value, we provide the added transparency for the benefit of our stakeholders.

- DBS selected new external auditors of our financial statements well ahead of the new regulatory requirement that Singapore banks rotate their auditors every five years by 2006. We are comfortable with the corporate governance philosophy of having a new team of accountants independently comb through our accounts and review our accounting principles. We will bring the rotation for shareholder ratification at our Annual General Meeting in April, 2003.

Our philosophy is that the discipline of the markets provides a de facto "checks and balances" to the proper management of the Group's businesses. A transparent organization is subject to timely, comprehensive and regular review by its stakeholders and the public as a whole. In turn, the capital markets, the job markets, as well as customers will provide clear



The seven members of the Management Committee are (from left to right): Jeanette Wong, Chong Kie Cheong, Ng Kee Choe, Jackson Tai, Frank Wong, Oon Kum Loon and David Lau

feedback to management and the Board as to our performance, conduct of business, principles and values.

Management Team with Strong Values and Principles

Our Chairman S Dhanabalan leads a seasoned executive management team with longevity and leadership in the financial markets, both at home in Asia and in the leading centers abroad.

Management Committee

The Management Committee is the highest management decision-making body at DBS, responsible for setting DBS' business strategy, prioritizing the allocation of DBS' overall resources, monitoring adherence to DBS' core principles and values, driving higher returns to shareholders, and ensuring outstanding service to our customers.

The members are Jackson Tai, Ng Kee Choe, Frank Wong, Chong Kie Cheong, David Lau, Oon Kum Loon and Jeanette Wong. S Dhanabalan serves as Advisor.

Although we undertook a leadership change mid-year, members of the Management Committee have worked closely as a team since 1999 in mapping the Bank's vision and overseeing execution. The members each have over 20 years experience in a range of financial disciplines, and have been accountable to the scrutiny of regulators, analysts, rating agencies and the public markets.

We believe we serve our shareholders best by placing our customers' interests at the forefront, ahead of our own economic objectives. Our Policy Committee, the Bank's executive forum, monitors business progress and deliberates on the coordination of new products, services, customer and business issues.

Management Structure and Board Supervision

Another critical element of Corporate Governance at DBS is an active board and management committee structure that undertakes a careful review of decision making within the Group at various levels. Many well-publicized failures in Corporate Governance in the last few years can be directly linked to inadequate oversight of various key management responsibilities.

Policy Committee
The Policy Committee serves as an executive forum for information and business progress update sharing, deliberations on new product, service, business, program initiatives, and deliberations on and coordination of client, customer, business and operational issues.

The Policy Committee members are Jackson Tai, Ng Kee Choe, Frank Wong, Eric Ang, Chan Tak Kin, Chong Kie Cheong, Elsie Foh, Hong Tuck Kun, Steve Ingram, Edmund Koh, David Lau, Oon Kum Loon, Rajan Raju, Greg Seow, Randolph Sullivan, Pornsanong Tuchinda, Wong Ban Suan and Jeanette Wong, with S Dhanabalan as Advisor.

During the year, DBS further strengthened the depth and breadth of its Board. The Board now comprises thirteen members with extensive financial and non-financial experience. We limit ourselves to only two executive board members; the rest are non-executives who are, with the exception of Chairman Dhanabalan, independent or outside directors.

Our Board is engaged in our strategic issues and actively participates in major decisions. In particular, we insist that certain matters must always be approved by the Board. These include the review and approval of the consolidated financial statements and directors' report for the DBS Group; strategic plans and acquisitions; the annual budget; major fund-raising exercises of the Group; and all decisions that will have a major impact on the business, reputation or standing of the Group.

DBS Group keeps its board members fully engaged through five Board committees that oversee key management functions.

Executive Committee: The Executive Committee reviews the major strategies and operations of the Group. Its key role is to provide oversight of executive management decisions. The members of the Executive Committee are S Dhanabalan (Chairman), Jackson Tai, Ng Kee Choe, Bernard Chen, and Fock Siew Wah.

Audit Committee: The Audit Committee provides diligent oversight of the financial reporting of the Group and ensures that the high transparency standards of DBS are met. The Audit Committee also reviews with the external auditor the audit plan, the evaluation of the system of internal accounting controls and the external auditor's audit report. Our Group Audit Head has direct access to the Audit Committee Chairman. The members of the Audit Committee are Bernard Chen (Chairman), Tommy Koh and Moses Lee, all of whom are independent, non-executive directors.

Compensation Committee: The Compensation Committee includes Thean Lip Ping (Chairman), S Dhanabalan, Fock Siew Wah, Leung Chun Ying, and Yeo Ning Hong. The Committee reviews and approves the framework of remuneration for executive directors, and senior employees. The Committee approves the aggregate amount of performance-based cash and share-related compensation to be paid each year.

Nominating Committee: As required by regulation and its Articles, DBS Group Holdings has established a Nominating Committee to identify all candidates to the Board and the Board committees, and to approve the appointment of the Chief Executive Officer, the Deputy CEO, President, Deputy President and Chief Financial Officer. The members are Tommy Koh (Chairman), S Dhanabalan, Bernard Chen, Thean Lip Ping, and Yeo Ning Hong.

Board Risk Management Committee: This Committee sets the risk policies and the overall risk limits, parameters and framework for the Group. The members of the Committee are Fock Siew Wah (Chairman), Bernard Chen, and Tommy Koh.

Pervasive Risk Management and Compliance Culture

DBS has implemented policies and procedures to identify, mitigate and monitor risk across the firm. These policies and procedures rely on constant communication, judgment, and knowledge of products, markets and controls by business and support units. The Group believes that business and support units have the primary responsibility for managing risk. At the same time, we insist on independent risk management and oversight.

DBS considers having world-class skills in monitoring, interpreting and forecasting our risk profile to be a critical internal capability. Our approach to risk management has several components: comprehensive risk management processes, early identification systems, accurate risk measures, investments in people and technology to interpret and manage risk on a daily basis, stress tests and comprehensive process reviews in conjunction with internal auditors, external auditors and regulatory officials.

- Credit Risk Management: Credit risk is the potential earnings volatility caused by an obligor's inability or unwillingness to fulfil its payment obligations. Exposure to credit risks arises primarily from lending activities and, to a lesser extent, from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements.

  Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS also estimates the potential credit exposure over the remaining term of transactions.

  At DBS, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment. Policies and procedures, which are communicated throughout the Group, guide the day-to-day management of credit exposure and are an essential part of the business culture. The credit risk management process involves senior management, Group Risk, Credit Management, Relationship Management, as well as independent credit risk control functions.

  In 2002, DBS implemented an enterprise-wide Core Credit Risk Policy that governs the extension of credit throughout the organization. The Policy, based on best practice standards, sets forth the principles and policies by which the Bank and its subsidiaries conduct their credit risk management activities. It ensures credit risk underwriting consistency across the Group, and provides guidance to various credit management units in the formulation of supplementary credit policies specific to their businesses. Each corporate borrower is assigned a rating under the Counterparty Risk Rating process. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees, and transfer risks. These credit risk rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action is taken.

  DBS has been actively preparing for the Internal Ratings Based (IRB) approach for Credit Risk under the New Basel Capital Accord (Basel II), scheduled to be implemented in 2006. Using historical internal ratings and default data, DBS has commenced extensive efforts to estimate and validate probability of default, a key requirement for the IRB approach. Efforts are also underway to collect internal data on loss given default and exposure at default.

DBS Risk Managers Recognized

In its annual "Asia Risk Awards for Excellence 2002", *Asia Risk* magazine picked DBS' Oon Kum Loon and Chng Sok Hui for its "Risk Managers of the Year" award. DBS was recognized for its enterprise-wide risk management, and its efficient and sophisticated risk management framework. DBS has the added distinction of being the first Asian bank to receive this award.

- Concentration Risk: The Group's corporate credit portfolio is diversified by industry and limits are in place to manage these exposures, that would give rise to concentration risk.

  The Group has successfully implemented the new Country Risk Management Process to limit concentration risk in terms of country exposure. The process is now driven by a unit within Group Risk, ensuring independence from business originators. Models which are focused, transparent and flexible have been constructed to help in the assessment of country risks in over 60 economies where the bank has exposure, as well as translating the internal country ratings to the country limits for the bank. This second model places emphasis on making explicit the assumptions the bank adopts when it decides on its risk appetite with regard to country limits.

- Trading Market Risk Management: Trading market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and implied volatilities. DBS takes trading market risk in the course of making market to meet customer requirements as well as to benefit from market opportunities.

  The trading market risk framework establishes limits to ensure that risk-takers do not exceed aggregate risk and concentration parameters set by senior management. The framework also requires independent validation of valuation and risk models and methodologies as well as independent mark-to-market valuation, reconciliation of positions and tracking of stop-loss for trading positions on a timely basis. Risk issues are identified for new products and services before launch.

  DBS adopts a Daily Earnings at Risk (DEaR) methodology to estimate the Group's trading market risk with a 99% level of confidence over a one-day horizon. DEaR is computed using a combination of parametric and historical simulation approaches. It takes into account all pertinent risk factors and covers all financial instruments which expose the Group to market risk, across all geographies. On a daily basis, DBS estimates DEaR for each trading business unit, as well as for the Group. These daily reports also provide DEaR estimates for individual activity and risk type such as foreign exchange, interest rate or equity. To complement the DEaR framework, daily stress testing is carried out to monitor the Group's vulnerability to unlikely but plausible events in extreme market conditions.

- Structural Market Risk Management: Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits. The structural interest rate risk relates to basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve movements and embedded optionality.

  In managing structural interest rate risk, DBS tries to achieve a desired profile given the strategic considerations and market conditions of the various business segments. To monitor the structural interest rate risk, various tools are used including repricing gap reports, sensitivity analysis and income simulations under various scenarios.

  DBS attempts to limit the effect of exchange rate movements on its earnings where possible. Our policy is to fund foreign currency lending with the same foreign currencies. For foreign currency investments, the Group's general policy is to borrow fundable currencies. Non-fundable or illiquid currencies may be hedged using other instruments. Where appropriate for currencies with high hedging costs or lack of liquidity, alternative hedging strategies may be used.

- Liquidity Risk Management: Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity risk across all classes of assets and liabilities to ensure that even under adverse conditions, DBS has access to funds at a reasonable cost.

  The primary tool for monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across functional currencies.

Credit Risk
The potential earnings volatility caused by obligors defaulting on their obligations and the adequacy of collateral, if any.

Operational Risk
The potential exposure to financial or other damage arising from inadequate or failed internal processes, people or systems.

Liquidity Risk
The potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities.

Risk Spectrum

Trading Market Risk
Trading market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and implied volatilities.

Structural Market Risk
Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits.

This analysis includes behavioural assumptions on, inter-alia, customer loans, customer deposits, and reserve assets. This is tested under normal and adverse market scenario conditions. Guidelines are established for the cumulative negative cash flow over successive time bands. In addition to reserve assets, DBS maintains a diverse source of funding that includes customer deposits, domestic and foreign interbank borrowings and through the swap and repurchase markets. Additional foreign currency liquidity is available through foreign currency deposits from overseas branches and subsidiaries.

- Operational Risk Management: Operational risk is the risk of loss arising from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework has been developed by Group Risk to ensure that operational risks within DBS are properly identified, monitored, managed and reported. Key elements of the framework include risk and control self assessment, risk event management, key risk indicators reporting, process risk mapping, risk analysis and reporting, Global Insurance Program and Business Continuity Planning Program.

Each new product introduced is subject to a risk review and sign-off process where all relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product. Variations of existing products, as well as outsourcing initiatives, are also subject to a similar process.

Strengthened Compliance Capabilities

During the year, DBS centralized and strengthened its compliance capabilities across the region and across businesses. We recognize that if DBS does not have a reputation for integrity and trust, we will not be much of a bank.

We build a reputation for integrity and trust every day by demonstrating good judgment, applying high ethical standards to our work, and by acting within the spirit and letter of regulations governing our business, as well as within our own code of conduct, policies and rules. We aim not only to fulfill regulatory and legal requirements, but also to protect our franchise by actively meeting the expectations of our many constituents, including our employees, shareholders, customers, regulators, and the public at large.

Reaching out to a Broad Customer Base

DBS has a dominant consumer banking franchise in Singapore, and a strong consumer position in Hong Kong, Asia's two most developed and best-regulated markets. In Singapore, through the acquisition of POSBank, DBS has about 60% market share in savings deposits and more than four million customers, over 90% of Singapore's population.

In Singapore, the starting point of a majority of DBS' customer relationships has been through its savings accounts. Since the merger of DBS and POSB, the Bank has successfully combined the more comprehensive and diverse financial service offerings of DBS with the basic banking services offered by POSB. Last year, DBS grew its credit card receivables by over 20% and sold over S$3 billion of investment products to its customers in Singapore. DBS' new personal unsecured product called "Cashline" garnered more than 125,000 accounts, and commands a number two market position in less than 15 months since its launch. "Cashline" received the "Asian Banker 2002 Retail Products Excellence" award.

In Hong Kong, DBS has a smaller distribution network but uses it effectively to reach out to its one million customers. In 2002, almost S$1.4 billion of wealth management products were sold in Hong Kong, more than tripling the amount sold in 2001. The resounding success enjoyed by DBS in wealth management sales in both Singapore and Hong Kong reflects our unique ability to combine DBS' originating, structuring and sourcing products strengths with our broad distribution capability.

DBS has made strong progress in building our enterprise banking business. In Hong Kong, DBS is one of the leading banks supporting small-and-medium-sized companies (SME's) with a deep range of financial services. The Group estimates that it now has more than 10% market share of the trade finance and the SME business segment largely through its Dao Heng Bank franchise. DBS will actively support these SME customers as they migrate into China.

In Singapore, 80% of the "Enterprise 50" companies are DBS' customers, and seven out of the 10 finalists of the "Rotary-ASME Entrepreneur of the Year Award 2002" are our clients. DBS' regional operations have helped us win the "Best Trade Finance Bank" in Singapore award from *Global Finance Magazine* based on "transaction volume, scope of global coverage, customer service, competitive pricing and innovative technologies". DBS provides these customers with increasingly

Credit Card and "Cashline" Growth

in thousands

1000
800
600
400
200

2000 2001 2002

Cards issued in Singapore
Cards issued in Hong Kong

in thousands

125
100
75
50
25

2000 2001 2002

"Cashline" customers in Singapore

convenient cash management services, trade financing, hire purchase financing and working capital loans for their near-term business needs, as well as sophisticated investment banking advice to enhance their long-term business growth prospects.

The DBS Network

DBS' extensive distribution network straddles across all customer contact points, including branches, ATMs, call centers, cash acceptance machines, and internet banking. DBS has 87 branches in Singapore, 75 branches in Hong Kong, and 62 branches in Thailand. In Singapore, DBS has a proprietary self-service banking network that has 1,000 electronic terminals around the country. DBS also has almost 420,000 online customers.

Strategically, DBS' goal is to use its branches for product promotions and wealth management services, to direct routine service traffic to the call centers and electronic banking facilities. In this increasingly competitive banking landscape it is critical for DBS to maintain personal contact with customers at the branches for value-added services. However, routine banking and financial transactions will continue to be migrated to electronic facilities to improve the cost dynamics per transaction.






think cashline

(Top & middle) Strategically, DBS uses its branches for product promotions and wealth management services.(Bottom) Close to 400 cabs promoting "Cashline" ply our streets each day, helping to garner more than 125,000 accounts since its launch.


DBS e-banking 電子理財





(Top) The strategic locations of our e-banking facilities add to our customers' convenience in carrying out banking transactions 24 hours a day, 7 days a week. (Middle) The POSB Mastercard proved to be a big hit with customers. More than 150,000 cards were issued within one year of the launch.(Bottom) Leveraging on the vast network, DBS' ATMs have proven to be a highly effective distribution channel for promoting products to customers as well as raising awareness of its offerings.

Did you know?

- DBS has 3.5 million ATM card holders among Singapore's population of 4.2 million
- DBS processes 17 million self-service electronic banking transactions per month estimated at 70% of Singapore's volume
- DBS has a total of 1,000 electronic banking terminals in Singapore
- DBS' ATM clusters have on average 99.8% uptime rate
- The number of customers who rated DBS an "excellent" for overall services increased by more than 50% to 112,000 in 2002.
- Transaction volume at cash deposit machines has increased 150% from 6.25 million in 2001 to 15.57 million in 2002
- In 2002, DBS received applications for over one billion units of the DBS lead-managed S$204.5 million CapitaMall Trust. DBS' ability to harness the power of its retail distribution through electronic channels contributed to the five times over-subscription of this first Real Estate Investment Trust offering in Singapore.

Customer Service

When a bank processes as much as 70% of the estimated retail transactions in a country, as DBS does, the burden to maintain best-in-class service levels is challenging. Competitors that process a small fraction of DBS' volumes have an advantage in only providing selected services. Nevertheless, DBS is committed to delivering superior customer services and has made significant investments in people, technology and systems to address this challenge.

In Singapore, we define customer access through the widest and most comprehensive range of branches, electronic banking services, and call centers. These customer touch points increasingly provide unique services. DBS is the first bank to use its ATMs to offer electronic facilities such as unit trust applications, automobile "Certificate of Entitlement" bidding, instant application for internet banking and IPO bidding. DBS is also the only bank whose ATMs support three languages: English, Chinese and Malay.

The second pillar of building strong customer service is the Bank's commitment to high standards in "straight through" processing with very low default rates. DBS now has eight processing operations that are ISO certified, implying that error rates have been reduced through disciplined process management. ATM clusters have improved their uptimes to 99.8% on average in 2002. We introduced in our Hong Kong and Singapore operations the Six Sigma standard. Currently, DBS estimates that it is operating at about 4.5 Sigma and has been noted by international trade magazines for its high processing standards.



DBS' extensive suite of products and services is designed to suit the customer's wealth journey, personal achievements and lifestyle preferences.

CEO's Report

Differentiating with Wealth Management, Investment Banking, and Treasury and Markets

Banking in Asia has become much more challenging as both retail and corporate customers are now more demanding, and have much more sophisticated financial needs.

The financial markets were once anchored by plain deposits and loans. Increasingly, both retail and corporate customers are turning to the capital markets for either investments or funding needs. DBS has stayed on top of these trends. On the consumer front, DBS has actively led the industry in originating investment alternatives to plain deposits. For corporate customers, DBS continues to be a leader in the underwriting and placement of funding needs through the capital markets. We also provide highly competitive Treasury risk management and yield enhancement solutions.

Traditional retail and corporate banking products, as well as mortgage and corporate loans, have witnessed unprecedented price competition, sharply reducing the profitability of traditional businesses. DBS has positioned itself to be a leader in many of the new and developing businesses that generate potentially much better profitability dynamics. By investing and building capabilities in more sophisticated financial services, DBS differentiates itself from many of its competitors.





(Top) One of our key drivers has been our ability to cross-sell wealth management products through our distribution network. (Bottom) Being a customer of DBS' Treasures Priority Banking means having access to its services regardless of geography – whether in Singapore or Hong Kong.

Singapore Investment Product Sales



S$3.5b
S$3b
S$2.5b
S$2b
S$1.5b
S$1b
S$500m
1998
1999
2000
2001
2002

Hong Kong Investment Product Sales



S$1b
S$800m
S$600m
S$400m
S$200m
1H01
2H01
1H02
2H02
2001
2002

Wealth Management

DBS has achieved extraordinary success in Wealth Management by growing the volume of business distributed to our retail customer bases. DBS has moved aggressively to become both a leading and a trusted financial advisor.

In Singapore, DBS grew from selling S$1.6 billion of investment products in 2001 to S$3.1 billion in 2002. In Hong Kong the combined DBS Kwong On Bank and Dao Heng Bank entities sold S$1.4 billion of investment products compared to S$450 million in 2001. In fact, the sales of investment products in the second half of 2002 was more than five times that of the first half of 2001, before the DBS acquisition of Dao Heng Bank.

DBS achieved this success by delivering top product lines through our strong distribution capabilities. DBS actively seeks out top global investment funds for its customers through its alliance with Frank Russell and through other third party funds. We provide bancassurrance products and services exclusively through Aviva, and global online trading through our alliance with TD Waterhouse. In 2002 the largest selling products were the structured products such as "Growth" and "Swing" that offer guaranteed principal and upsides that are linked to regional equity indices. These products were structured in-house by our Treasury and Markets team.

Investment Banking

Notwithstanding the weak equity markets, DBS captured a 35% market share of IPO volumes. DBS' investments in building deeper investment banking capabilities paid off in other areas such as in debt capital markets and merger and acquisition advisory activities.

- DBS was again ranked No.1 in debt capital market activity by *Thomson Financial* with a market share of 20%.
- According to *Bloomberg*, the M&A advisory team emerged No.1 in Singapore with 23 transactions to its credit. Including the M&A team based in Hong Kong, DBS completed 40 transactions in 2002 that gave us a No.1 ranking by *Thomson Financial* for Asia ex-Japan.

Awards and Accolades won by DBS Investment Banking Group in 2002

The Asset's Asian Awards 2002
- Best Domestic Investment Bank in Singapore
- Best Mid-Cap Loan House
- Best New Equity Structure for Ascendas REIT

IFR Asia Awards 2002 "Review of the Year"
- "China Loan of the Year" for Shanghai Hua Qing Real Estate Term Loan solely-arranged by DBS
- Singapore Loan House of the Year
- IFR Asia's top bookrunner of all Singapore dollar bonds

Thomson Financial's and Bloomberg's top M&A advisor of completed deals in Asia (by transaction number)

Project Finance magazine (published by Euromoney)
- "Asia Pacific Telecoms Deal of the Year for 2002" for Maxis Mobile/ Maxis Communications US$435 million term loan lead-arranged by DBS

Euroweek "Asian Review of the Year 2002"
- "Best sovereign/ public sector Asian Loan 2002" for Bangko Sentral ng Pilipinas US$675m term loan with DBS as a co-ordinating arranger
- "Best corporate Asian Loan 2002" for Maxis Mobile/Maxis Communications US$435 million term loan lead-arranged by DBS

Global Investor "Asia Pacific Sub-Custody Survey 2002
- Number One Custodian Bank for Singapore

Global Custodian
- "Best for Custody Services in Thailand" for DBS Thai Danu Bank
- Top ratings for custody services in Singapore

GSCS Benchmarks "Review of Sub-custodian services 2002"
- Star Ratings for excellence for settlement performance, safekeeping performance and overall performance

Global Finance
- Best Trade Finance Bank in Singapore 2002

Euromoney Awards for Excellence 2002
- Best Bank in Singapore 2002
- Best Equity House in Singapore
- Best Bond House in Singapore

FinanceAsia 2002 Country Awards
- Best Local Investment Bank

Asiamoney's Best Domestic Bank Awards 2002
- Best Bank in Singapore
- Best Domestic Equity House
- Best Domestic Bond House



In 2002, DBS was the Manager of Star Cruises' HK$1.2 billion rights issue and had earlier raised US$80million for Star Cruises' second major equity transaction.

Besides the strong market shares in the various investment banking markets, DBS stood apart with the creativity of its landmark deals. Most notably, DBS successfully launched a S$205 million underwriting for CapitaMall Trust, which was the first Real Estate Investment Trust (REIT) in Singapore. DBS also lead-managed the S$240 million A-REIT transaction for Ascendas Investment and Macquarie Goodman Industrial Management, the first industrial property REIT in Singapore. The investment banking team completed the securitization of Capital Square, which was the largest Singapore Dollar bond issue, and the US$180 million Syndicated Financing for Shanghai Hua Qing, which was awarded the *IFR* "China Loan of the Year".

DBS' Investor & Trusts Services continued to prevail over declining indices and decreasing trade volumes with a steadfast focus on delivering quality services to its international and domestic clients. In the process, it won several awards from premier global financial magazines including the "Best Custodian

Top bookrunners of Singapore dollar bonds 1/1/02 – 31/12/02

Name	Issues	Amount S$ (m)	%
DBS	12	1,532.5	19.7
Citigroup/SSB	22	1,346.8	17.3
Standard Chartered	28	987.6	12.7
HSBC	18	892.5	11.5
OCBC	13	659.6	8.5
UBS Warburg	7	413.8	5.3
Banc of America	4	364.2	4.7
Barclays Capital	4	349.8	4.5
UOB	2	282.7	3.6
Deutsche	3	267.5	3.4
Total*	117	7,774.3	

*Market Volume — Proportional credit

Source: Thomson Financial — SDC Code AS12

DBS was again ranked Number One in debt capital market activity by Thomson Financial with a market share of 20%.



Increasingly the Treasury and Markets business emphasizes customer related businesses, is more focused on structuring derivatives and is more geographically diversified. Shown above, the Treasury & Markets trading floor in Hong Kong.

Bank" in Singapore by *Global Investor*, the "Top Rated Custody award for Singapore" by *Global Custodian*, and a 4-star rating by *GSCS Benchmarks*. Additionally, DBS Thai Danu Bank was placed among the best for custody services in Thailand by *Global Custodian* and achieved the highest overall score in the survey of emerging markets world-wide.

Treasury and Markets

As our corporate and retail customers increasingly turn to the markets as their source of funding or investments, DBS' Treasury and Markets team has played a key role in maintaining DBS' status as a key financial intermediary in the region. Treasury and Markets leverages off the strong liquidity of DBS' balance sheet to maintain its role as a leading market maker in the regional currency and interest rate markets.

Our Central Treasury function manages the excess funds of the Group. Surplus deposits, if channelled to the interbank market, earn very low yields given the current interest rate environment. We systematically looked for higher investment alternatives. At end 2002, S$8.4 million of our surplus funds were invested in medium-term, investment-grade debt securities. This initiative helped us improve our overall net interest margin from 1.87% in 2001 to 1.99% in 2002 despite the low interest rate environment, and the pricing pressures on existing and new mortgage loans.

Increasingly, the Treasury and Markets business emphasizes customer related businesses, is more focused on structuring derivatives, and is more geographically diversified.

- Of the Treasury income reported in the "Other Income- Gains/Losses on Foreign Exchange, Derivatives and Securities" line item, about 50% of these earnings are driven by customer-related transactions.

- In the past, the Group relied on basic interest rate and foreign currency products. Today, it is moving up the value-add curve by structuring more complex interest rate, foreign currency and equity derivatives that are tailored to meet DBS' customer needs for yield enhancement or for hedging.

- In 2001, 87% of Treasury earnings came from Singapore, and 8% came from Hong Kong. In 2002, 70% of Treasury earnings came from Singapore and 28% from Hong Kong.

Despite the expansion of treasury product range and earnings, DBS' market risk as measured by its Daily Earnings at Risk (DEaR) continues to be conservative. The DEaR limit is carefully monitored. Throughout 2002, it was held in a fairly tight range of an average of S$14.9 million, or a level equal to 0.1% of DBS Group's shareholder funds, which is in line with that for leading international banks.

DBS Group DEaR for Trading Book

No. of days: 60, 50, 40, 30, 20, 10

09 - 10, 10 - 11, 11 - 12, 12 - 13, 13 - 14, 14 - 15, 15 - 16, 16 - 17, 17 - 18, 18 - 19, 19 - 20, 20 - 21, 21 - 22, 22 - 23, 23 - 24

DEaR (S$ million)

Year ended December 31, 2002

(S$million)	As at 31/12/02	Average	High	Low
Interest rate	14.9	13.5	23.9	8.5
FX	7.9	5.0	11.0	2.0
Equity	2.4	2.6	4.9	0.3
Diversification effect	(8.5)	(6.2)		
Total	**16.7**	**14.9**	**23.5**	**9.6**

The Group uses a Daily Earnings at Risk (DEaR) measure as one mechanism for controlling trading risk. The DEaR chart (left) shows the daily distribution of DEaR in the trading portfolio. The table (right) shows the year-end average, high and low DEaR for each trading risk classification for the DBS Group.

Consolidating to Become a Lower Cost Producer

The pace and level of competition in banking in Asia have intensified, making it critical for financial institutions to understand the cost of each activity and to minimize the expense involved in delivering financial products and services. In order to turn scale and lower cost production into a competitive advantage, DBS needs to accomplish several things:

- Understand with precision the cost and profitability of the bank's activities
- Optimize the cost per activity through scale (regionally if possible) – in-sourcing, co-sourcing or outsourcing, centralization of processes, and automation
- Translate the lower cost into pricing and profitability advantages

To better track and monitor the bank's activities, DBS fully rolled out its Cost and Profitability Management System (CPMS) in Singapore in 2002. This activity-based costing system involved a major investment in time and resources. CPMS provides critical, accurate and timely information on the cost and profitability per product and per customer which facilitates pricing and resource allocation decisions. With a clearer understanding of costs and profitability, DBS can prioritize and focus on activities, products and businesses that need to be emphasized, improved or de-emphasized.

During the year, DBS reduced its core operating expenses (minus the impact of the Dao Heng Bank and DBS Vickers acquisitions in 2001 and 2002), by 7%. Some of these savings can be attributable to the better understanding of our costs and profitability through CPMS, with other savings being directly linked to the reduction of about 11% of Group employees, including 12% of our managing directors.

Building Scale – Integrating Dao Heng Bank
DBS has pursued scale to address price competition.

In 2002, the focus was on consolidating the Dao Heng operations with the rest of DBS. The operational integration efforts have focused on:

- Aligning Dao Heng accounting, risk management, credit, human resources and product control policies to group standards

- Harmonizing DBS Kwong On Bank and Dao Heng Bank front office and back office operations

- Centralizing selected operational functions in location

Centralization involves several stages.

Initially, all operations within a country are consolidated. In Singapore for example, DBS used to have decentralized processing operations at each branch. Over the last three years, DBS has consolidated its processing operations in Singapore into a central Processing & Servicing unit. It has also completed the centralization of its Hong Kong processing operations as its call centers, data centers, and processing operations have been consolidated.

Subsequently, DBS further reduces unit costs by consolidating its processes across the region. For example, Treasury and Markets' operational functions are now centralized in Singapore using a common technology and operations platform. Trade finance processing, on the other hand, will be centralized in Hong Kong, while credit card processing will be centralized in Singapore. This initiative will further strengthen DBS' cost competitive advantage as volumes increase.

At a later evolution, DBS may move more regional processing operations to a lower cost country or to an outsourcer. In 2002, DBS signed a ten-year outsourcing contract with IBM worth S$1.2 billion, in which DBS outsourced its network and mainframe technology functions. This outsourcing initiative covers technology operations in Singapore, Hong Kong and Thailand. Outsourcing can potentially bring down the annual operating costs of these functions by as much as 20%.

Six Sigma for DBS

Six Sigma for DBS: Though the term "Six Sigma" is a bit of an obscure statistical reference, it has tremendous practical application and has put some of the world's most celebrated companies where they are today. Originally designed as an analytical method aimed at achieving near-perfect results on a production line, Six Sigma's impressive results in improving the performance of service companies is being harnessed by DBS and put to work at the heart of the value engineering team's program to streamline processes throughout the Group.

The alliance with IBM will consolidate and enhance DBS' data centers, provide a 24 hour customer helpdesk, manage many of DBS' current applications and provide systems management disciplines across the bank. DBS' IT group will continue to be responsible for IT services such as IT strategy and architecture, IT security and strategic projects. The alliance involves the transfer of 500 staff from DBS to IBM. Both parties have agreed to transfer all staff's roles and compensation, and will provide opportunities in a proven technology leader with a record of managing skills development, and career opportunities for IT professionals.

Improving unit costs through Six Sigma

The second key component to improving unit cost is through improving processing quality and reducing error rates. DBS adopts the Six Sigma framework in benchmarking its processing and servicing functions. Six Sigma is a methodology that seeks to continuously enhance processes by reducing defects, improving productivity and increasing customer satisfaction. Operations that are functioning at a Six Sigma standard would see less than 3.4 defects for every one million transactions.

Although not yet at the Six Sigma standard, DBS has made good progress in improving its processing and servicing standards. DBS now ranks highly among Asian Banks in achieving these standards. Several of our colleagues have achieved "black belts" in the Six Sigma methodology and we have many more undergoing training to attain that standard. Furthermore, a value engineering team is focused on streamlining and improving operational process across the Group. Apart from the cost synergies realized from the Dao Heng integration, the team has to-date initiated 40 projects with identified cost savings opportunities.

Through Six Sigma DBS has increased the "straight through" rate of its processes. Now, once a front-line officer turns over a transaction to the processing team, more than 85% of the processing is "straight through" and does not require human intervention by DBS staff.

Though there may be different usages of the term "straight-through processing", DBS defines it as the percentage of transactions that do not require manual assistance once a transaction is turned over to the Processing & Servicing unit. For example, if a customer steps into a branch and applies for a mortgage loan, the "straight-through processing" rate measures what percentage of the application processing requires manual assistance. In an ideal case the loan application is first scanned into or data are entered electronically by the customer directly into our computer system. Following which, the loan application is reviewed by our internally defined risk score parameters. Clear acceptances or clear rejections are automatically notified through electronic mail. These cases would be considered "straight through". Cases that require us to go back to the customer for more information would not be considered "straight through".

CEO's Report
Scaling a Pan-Asian Network

Banking is increasingly about scale. As DBS invests to build more sophisticated financial services capabilities, it will need to seek out a larger customer base to amortize its investments. DBS is already dominant in Singapore with access to most of the population. DBS now needs to pursue scale outside of Singapore.

DBS' geographic reach extends beyond Singapore to Hong Kong, Thailand, Indonesia, and the Philippines. This network provides DBS with many advantages. The main hubs in stable markets such as Hong Kong and Singapore enable DBS to take on the lumpiness and volatility of emerging Asia without undue strain to the Group earnings and balance sheet as a whole. The Group is able to maintain stable credit ratings that are essential to maintaining its low funding cost advantage. DBS also finds that since markets like Singapore and Hong Kong are in similar stages of development, new products developed in either of these countries are easily transferable to the other, giving the Group twice the bang for the buck.
The core of DBS' regional operations is anchored in Singapore, following the combination POSB and DBS in 1998. Also in Singapore, DBS operates its 59.47% owned securities business, DBS Vickers Securities. The securities business is one of the top three in Singapore with over 17,000 online trading customers.

In 2002, DBS completed the entire 100% acquisition of DBS Kwong On Bank and Dao Heng Bank by purchasing the remaining minority stakes. This move enables DBS to legally merge the two Hong Kong legal entities, and to have a free hand in running the Hong Kong operations. Hong Kong operates 75 branches and more than 90 ATMs. The combination of DBS' two Hong Kong legal entities and its Hong Kong branch makes DBS' Hong Kong operations the fourth largest banking entity in the market. DBS also estimates that it is the third largest issuer of credit cards in Hong Kong. The Group also has a leading







DBS' access to key Southeast Asian markets means being able to support the business initiatives of Mr Vichai Raksriaksorn, Group Chairman and CEO of King Power International Group, whose 48 Duty Free outlets spread across Thailand's domestic and international terminals.

DBS in the Region

DBS operates across the region through several key financial entities. In Singapore, DBS Bank is the main legal entity that operates both the POSB and DBS Bank brands. Through its regional legal entities, DBS has local market operations in Hong Kong, Thailand, the Philippines, Indonesia, and China. The regional banks all consolidate into DBS Bank.

The most significant overseas location for DBS is in Hong Kong where DBS consolidates 100% of Dao Heng Bank and 100% of DBS Kwong On Bank. These operations also support DBS' growth into China as the Hong Kong customer base of small and medium sized enterprises are rapidly expanding into China's Pearl River Delta region. Overall, Hong Kong and China operations make up about 32% of total revenues.

The regional countries, including Thailand, Indonesia and the Philippines make up about 5% of DBS' total revenues. The revenues are driven from DBS' 51.7% controlling ownership of DBS Thai Danu Bank, our 99% ownership of PT Bank DBS Indonesia, and our 20.8% stake in the Bank of the Philippine Islands.









Legal Entity Organization Chart

DBS Group Holdings Ltd

100%

The Development Bank of Singapore Ltd (DBS Bank)

100%	100%	51.7%	99%	20.8%	59.47%
DBS Diamond Holdings Ltd	DBS Group Holdings (Hong Kong) Ltd	DBS Thai Danu Bank Public Co Limited	PT Bank DBS Indonesia	Bank of the Philippine Islands	DBS Vickers Securities Holdings Pte Ltd

100%	100%
Dao Heng Bank Group Ltd	DBS Kwong On Bank Ltd

share of the Hong Kong SME market that will be a key element of our growth into China. Several specialized teams, including private equity, loan syndications, trade finance and regional investment banking, that once operated out of Singapore have been relocated to Hong Kong to better capitalize on the opportunities there and in North Asia.

DBS also has access to the key Southeast Asian markets of Thailand and the Philippines. Its 51.7% owned DBS Thai Danu Bank has 62 branches and about 120 ATMs. The operation turned profitable in 2001 after selling 77% of its NPLs in 2000. In the Philippines, DBS works closely with its 20.8% owned associate, Bank of the Philippine Islands (BPI). Widely acclaimed as the premier bank in the Philippines, BPI has the best consumer banking reach with over 700 branches and 1,100 ATMs. The BPI and DBS Singapore ATM networks have been linked to enhance services for customers.


SHIN

DBS' strong regional presence has enhanced its 10-year relationship with clients such as the Shin Group in Thailand. Celebrating Shin Group's business success are Mrs Siripen Sitasuwan, President and Group CFO of Shin Group, and Mr Surakiat Wongwasin, MD and Head of DBS Thai Danu Bank's Commercial Banking Group.



DBS has a leading share of the SME market in Hong Kong. With DBS' commitment to the SMEs, Mr She Hing Chiu, Executive Director of Hon Po Restaurant can continue planning for the expansion of his restaurant outlets.

China

The growth and consolidation of DBS' Hong Kong presence has given the Group a solid foundation on which to grow into China. DBS' historical relationship with China is grounded by years of support for China's many development and infrastructure projects. It was one of the first 10 banks to obtain a Renminbi license in Shanghai when licenses were issued in 1998. DBS plans to utilize its team of experienced Hong Kong bankers to leverage DBS' historical market access.

DBS' focus will be on three main areas where it already has active presence through its branches.

- The Pearl River Delta, where DBS has a Renminbi licensed branch in Shenzhen.
- The Yangtze River Delta, where DBS will leverage the Renminbi licensed branch in Shanghai.
- The Beijing-Tianjin Corridor, where DBS will capitalize on its Beijing branch.

At the outset, we will focus on our SME customers from Hong Kong and Singapore that are migrating some of their operations into, or expanding their operations in, Southern China. DBS will establish itself as a financial services partner, offering a wide range of products in trade finance, syndications, treasury and investment banking. In future years, in accordance with the WTO liberalization schedule, DBS will eventually pursue consumer-banking opportunities.

DBS' Reach in Greater China

Beijing-Tianjin Corridor
Beijing
Tianjin
Yangtze Delta Region
Shanghai
Fuzhou
Taipei
Pearl River Delta Region
Shenzhen
Hong Kong
Macau

- DBS Bank Shanghai Branch
- DBS Bank Beijing Branch
- Dao Heng Bank Shenzhen Branch
- Dao Heng Bank Fuzhou Representative Office
- Dao Heng Bank Tianjin Representative Office
- DBS Asia Capital Representative Office

A Pillar for the Community and for Employees


DTDB
DBS THAI DANU BANK


DBS
SINGIN'
IN THE RAIN


DBS
LIFE!
THEATRE
AWARDS
2001

(Top) Since DBS Thai Danu Bank's official launch of Volunteer Day in late 2002, many staff have come forward to participate in the various volunteer programs. (Middle) Sponsored by DBS, "Singin' in the Rain" is the first world-class musical to play at Singapore's Esplanade – Theatres on the Bay. (Bottom) To support local talent in the arts scene, DBS jointly-organized the "DBS Life! Theatre Awards" with *The Straits Times*.

DBS believes in being a caring and responsible partner in the communities in which it operates. The Bank adopted a community investing philosophy of 'enabling', to assist our customers, employees and the wider community to attain their goals through strategic investments in the arts and corporate volunteerism. DBS is particularly proud that our employees are leading the volunteerism efforts.

It was a busy year for the DBS Volunteer Program, which was introduced in July 2000. In February 2002, DBS Card Services adopted the National Volunteer Centre ("NVC") as its community partner. DBS cardholders could redeem their Perk$ for cash donations towards NVC's Volunteer Development Fund and some customers even joined in the volunteer activities. DBS' Volunteer Program focused very much on children in 2001. The beneficiaries included the Chen Su Lan Children's Home, Canossaville Children's Home, Society for the Physically Disabled and Touch Children Services. DBS' staff also raised $18,000 for *The Straits Times School Pocket Money Fund* through bazaars, wine auction and cash donations. The DBS Volunteer Program went regional when DBS Thai Danu Bank rolled out its volunteer program in November 2002. The bank is Thailand's first private sector company to take the initiative on social volunteerism.

On the arts front, *DBS Theatre Fantasy* presented a double-bill of world-class shows – "The Complete Works of William Shakespeare" and "Fame – The Musical". DBS sponsored the critically acclaimed musical "Singin' In the Rain" which extended its run to accommodate the enthusiastic audience response. A patron sponsor of the Singapore Repertory Theatre, DBS also supported the local arts scene by partnering *The Straits Times* in organizing and planning the "DBS Life! Theatre Awards". For our continued and strong support of the Arts, DBS was conferred the "Distinguished Patron of the Arts 2002" by the National Arts Council.

DBS strives to be an employer of choice. Increasingly, DBS provides opportunities for its employees to move and conduct business around the region. Employees have been transferred from Hong Kong and Thailand to Singapore, and from Singapore to Hong Kong and Thailand. China is also providing career opportunities for DBS employees around the region. DBS now offers deeper careers in more businesses than it ever has before, and increasingly can match global leaders in sophistication of product development.

To help staff take advantage of the deeper organization, DBS has invested considerably in enriching its talent pool through training and staff development programs that are aimed at aligning manpower requirements with business goals. These training tools and human resource policies in general are applied throughout the region. Technology is increasingly helping staff tap into the training programs, as e-learning programs grow and the Group's intranet provides additional resources for business units operating across the region.





As an employer of choice, DBS has introduced a new café and gym at its head office, yet another initiative to promote the well-being of staff.

A Strong Financial Pillar

And finally, DBS will remain a safe home for its customers' savings by maintaining its strength in its capital and liquidity positions. With a total capital adequacy ratio of 15.5%, a loan to deposit ratio of 59.9% and a Moody's credit rating of Aa2, DBS has positioned itself so that it protects its customers' deposits from risks. By developing this role as a pillar of financial strength, DBS has established a reputation for soundness that differentiates it around the region. And through greater optimization of scale and processing efficiency in increasingly sophisticated markets across the region, DBS expects to remain a profitable and relevant financial services provider for the community.



Jackson Tai
Vice Chairman and Chief Executive Officer
DBS Group Holdings

Management Discussion and Analysis (MD&A)

MD&A of financial condition and results of operations

The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of DBS Group Holdings Ltd ("DBSH"), including the notes thereto. Except as otherwise noted, financial and statistical information presented in this report is presented for DBSH Group on a consolidated basis.

Management Discussion and Analysis

Financial review

Financial results of Dao Heng Bank Group Limited ("DHG") and DBS Vickers Securities Holdings Pte Ltd ("DBSV") were consolidated from June 29, 2001 and September 12, 2001 respectively. Consequently, the Group's financial results had the full year impact of the acquisitions in 2002. The consolidation of Group Profit & Loss Statement is based on ownership interest of 71.6% for DBS Diamond Holdings Ltd ("DDH") and 59.5% for DBSV. DDH owns 100% of DHG.

DBSH Group's operating profit before goodwill amortisation and provisions increased by 22.9% to S$2,215 million in 2002 over 2001 contributed by higher net interest income and fee and commission income. However, due to the higher goodwill amortisation (full year impact) and provision charge (reflecting the uncertain economic environment and a soft property market), net profit attributable to members ("NPAM") increased by 1.9% to S$1,017 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 45.5% compared to 48.9% for 2001.

Selected financial information

The following tables present selected consolidated financial information for DBSH Group, which have been extracted from the consolidated financial statements of DBSH Group for the respective years.

	Year ended December 31	
In S$'million	**2002**	2001 [1]
Selected statement of profit and loss data		
Interest income	**4,406**	5,271
Less: Interest expense	**1,761**	3,014
Net interest income	**2,645**	2,257
Non-interest income	**1,421**	1,275
Income before operating expenses	**4,066**	3,532
Less: Operating expenses	**1,851**	1,729
Operating profit before goodwill amortisation and provisions	**2,215**	1,803
Less: Goodwill amortisation	**278**	133
Operating profit before provisions	**1,937**	1,670
Less: Provisions [2]	**534**	379
Operating profit	**1,403**	1,291
Add: Share of profit and loss of associated and joint venture companies	**45**	70
Net profit before taxation	**1,448**	1,361
Less: Taxation	**298**	266
Minority interests	**133**	98
Net profit attributable to members	**1,017**	997
NPAM excluding goodwill amortisation	**1,295**	1,130

Notes:

(1) Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".
(2) Provisions for possible loan losses and diminution in value of other assets.

In S$'million	At and for year ended December 31 2002	2001[1]
Selected balance sheet data		
Assets		
Total assets	**149,375**	151,462
Total loans	**99,476**	109,331
Customer loans and advances[3]	**60,709**	68,208
Interbank items[4]	**38,767**	41,123
Investment in quoted and unquoted securities and shares	**27,731**	24,922
Liabilities		
Total liabilities	**134,930**	137,849
Total deposits	**106,192**	115,217
Customer deposits	**101,315**	106,771
Interbank liabilities[5]	**4,877**	8,446
Borrowings and debt securities	**10,686**	10,490
Capital and reserves		
Total shareholders' funds	**14,445**	13,613
Financial ratios		
On a GAAP basis		
Return on assets[6]	**0.68%**	0.76%
Return on equity[7]	**7.23%**	8.81%
Excluding goodwill amortisation		
Return on assets[6]	**0.86%**	0.86%
Return on equity[7]	**9.21%**	9.99%
Cost-to-income ratio (excluding goodwill amortisation)	**45.5%**	48.9%
As a percentage of total operating income:		
Net interest income	**65.1%**	63.9%
Non-interest income	**34.9%**	36.1%
Customer non-performing loans[8] as a % of Gross customer loans and advances	**6.1%**	5.7%
Total non-performing loans[8] as a % of:		
Gross total loans	**4.1%**	4.0%
Total assets	**2.8%**	3.0%
Total cumulative loan loss provisions as a % of:		
Gross total loans	**2.4%**	2.4%
Total assets	**1.7%**	1.8%
Total non-performing loans[8]	**59.0%**	60.0%
Net interest margin[9]	**1.99%**	1.87%
Net interest spread[10]	**1.88%**	1.74%

Notes:

(1) Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".
(2) Provisions for possible loan losses and diminution in value of other assets.
(3) Loans and advances to, and bills receivable from, non-bank customers (including government and quasi-government entities), net of cumulative provisions.
(4) Balances, placements with, and loans and advances to banks, net of cumulative provisions.
(5) Deposits and balances of banks.
(6) Net profit attributable to members divided by two-point average assets.
(7) Net profit attributable to members divided by weighted average shareholders' funds, based on yearly and daily averages.
(8) Non-performing loans are loans whereby loan repayments have been overdue for more than 90 days, borrowers have weak financial status, or borrowers have requested for debt restructuring or rescheduling of loan repayments.
(9) Net interest income divided by monthly average interest bearing assets.
(10) The difference between the rate earned on average interest bearing assets and the rate paid on average interest bearing liabilities based on monthly averages.

Net interest income and net interest margin

Net interest income for 2002 increased by 17.2% to S$2,645 million. The increase was due primarily to the inclusion of DHG's full year net interest income compared to six months in 2001. Excluding DHG, net interest income was 5.3% higher than 2001 due to higher net interest margin.

Net interest margin was 1.99% for 2002, an improvement of 12 basis points over same period last year reflecting the benefit of lower funding costs.

Interest income

In 2002, DBSH Group's total interest income decreased 16.4% to S$4,406 million. The decline was mainly due to lower average yields on customer loans and advances, and interbank items. This was partially offset by higher average volume of customer loans and advances, and securities due to the consolidation of DHG. The average yield on interest bearing assets was 3.32% compared with 4.37% in 2001.

Interest expense

Total interest in 2002 decreased 41.6% to S$1,761 million, mainly due to lower average costs of customer deposits attributable to the repricing of customer deposits. The average interest cost on interest bearing liabilities was 1.44% compared with 2.63% in 2001.

Net interest income and net interest margin


S$'million
(%)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
1,430
2,035
2,039
2,257
2,645
1.77
2.02
2.02
1.87
1.99
1998
1999
2000
2001
2002
Net interest income
Net interest margin (%)

Average balance sheets and interest rates

The following tables show monthly average balances, net interest income and average interest rates for the periods indicated.

						Year ended December 31
	2002			2001		
In S$'million	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Interest bearing assets						
Customer loans and advances	**64,221**	**2,705**	**4.21**	60,190	3,266	5.43
Interbank items	**45,055**	**766**	**1.70**	44,284	1,317	2.97
Securities [1]	**23,375**	**935**	**4.00**	16,182	688	4.25
Total interest bearing assets	**132,651**	**4,406**	**3.32**	120,656	5,271	4.37
Non-interest bearing assets						
Other assets [2]	**16,875**	**–**	**–**	11,823	–	–
Total non-interest bearing assets	**16,875**	**–**	**–**	11,823	–	–
Total assets	**149,526**	**–**	**–**	132,479	–	–
Interest bearing liabilities						
Customer deposits	**103,697**	**1,066**	**1.03**	96,113	2,197	2.29
Interbank liabilities	**8,464**	**176**	**2.08**	10,526	312	2.96
Other borrowings [3]	**10,553**	**519**	**4.92**	7,883	505	6.40
Total interest bearing liabilities	**122,714**	**1,761**	**1.44**	114,522	3,014	2.63
Non-interest bearing liabilities						
Other liabilities [4]	**12,806**	**–**	**–**	6,447	–	–
Total non-interest bearing liabilities	**12,806**	**–**	**–**	6,447	–	–
Total liabilities	**135,520**			120,969		
Net interest income		**2,645**			2,257	
Net interest income as a % of average interest-bearing assets			**1.99**			1.87

Notes:

(1) Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

(2) Includes equity investments, fixed assets, accrued interest receivable, sundry debtors, deposits/prepayments, balances arising from revaluation of financial instruments and goodwill.

(3) Refers to debt securities in issue, bills payable and other borrowings.

(4) Includes minority interests, interest payable, accrued operating expenses, sundry creditors, balances arising from revaluation of financial instruments and interest/other income received in advance.

Volume and rate analysis

The following tables allocate changes in interest income and interest expense between changes in volume and changes in rate for 2002 compared with 2001. Volume and rate variances have been calculated based on movements in average balances over the period indicated and changes in interest rates on monthly average interest bearing assets and liabilities. Variances caused by changes in both volume and rate have been allocated to both volume and rate based on the proportional change in either volume or rate.

	Increase/(Decrease) for 2002/2001		
In S$'million	Volume	Rate	Net change
Interest income			
Customer loans and advances	219	(783)	(564)
Interbank items	23	(572)	(549)
Securities	306	(58)	248
Total interest income	548	(1,413)	(865)
Interest expense			
Customer deposits	174	(1,307)	(1,133)
Interbank liabilities	(61)	(74)	(135)
Other borrowings	171	(156)	15
Total interest expense	284	(1,537)	(1,253)

Non-interest income

The following table shows information with respect to DBSH Group's non-interest income for the periods indicated:

	Year ended December 31	
In S$'million	2002	2001[1]
Non-interest income:		
Fee and commission income	**797**	626
Stockbroking	**126**	73
Investment banking	**72**	72
Trade and remittances	**111**	96
Loan related	**138**	110
Deposit related	**109**	100
Credit card	**95**	69
Fund management	**35**	20
Wealth management	**77**	65
Others	**34**	21
Dividends	**29**	27
Rental income	**32**	36
Other income	**563**	586
Net gains on		
– foreign exchange, securities and derivatives	**307**	324
– Singapore Government securities	**103**	80
Net gains/(losses) on trading equities	**100**	(1)
Net gains on disposal of investment securities		
– Sale of ICS shares	**–**	120
– Others	**18**	10
Net gains on disposal of fixed assets	**10**	22
Others	**25**	31
Total non-interest income	**1,421**	1,275

Fee and commission income for 2002 increased by 27.3%. The increase was partially driven by the full year contributions from DHG and DBSV. Excluding the contributions from these acquisitions, fee and commission was 10.3% higher than 2001. The increase was due mainly to fees received from fund management, credit card operations and loan related fees. Fee and commission income contributed to 19.6% of operating income, compared with 17.7% for 2001.

Other income for 2002 decreased 3.8%. Higher profits from sale of shares were included in 2001 compared to 2002. Profits of S$181 million from the sale of shares in The Insurance Corporation of Singapore Limited and Keppel Capital Holdings Limited and profit of S$96 million from sale of shares in NatSteel Ltd were included in 2001 and 2002 respectively.

Non-interest income was 34.9% and 36.1% of operating income in 2002 and 2001 respectively.

Daily earnings at risk ("DEaR") and trading income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one of the mechanisms for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the year-end, average, high and low DEaR for the trading risk exposure of the DBSH Group during the year.

	At December 31, 2002	Year ended December 31, 2002		
In S$'million		**Average**	**High** (1)	**Low** (1)
Interest rate	**14.9**	13.5	23.9	8.5
FX	**7.9**	5.0	11.0	2.0
Equity	**2.4**	2.6	4.9	0.3
Diversification effect	**(8.5)**	(6.2)		
Total	**16.7**	14.9	23.5	9.6

Note:

(1) The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio in 2002.

DEaR for trading book


60
50
40
30
20
10
0
No. of days
>9-10
>10-11
>11-12
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
DEaR (S$'million)

Daily distribution of trading income



80
70
60
50
40
30
20
10
0
No. of days
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
Trading income (S$'million)

Operating expenses

The following table shows information with respect to DBSH Group's operating expenses for the periods indicated:

In S$'million	Year ended 31 December 2002	2001 [1]
Staff costs	**654**	714
Occupancy expenses	**156**	166
Technology-related expenses	**183**	173
Others	**303**	340
Sub total	**1,296**	1,393
DHG	**371**	205
DBSV/DBS Securities Group	**162**	91
Restructuring & integration costs	**22**	40 [2]
Goodwill amortisation	**278**	133
Total operating expenses	**2,129**	1,862
Cost/income ratio (excluding goodwill amortisation) [1]	**45.5%**	48.9%

Note:

(1) Operating expenses (excluding goodwill amortisation) divided by operating income.

(2) The expenses were incurred for integrating the operations and processes of DHG, DBS Kwong On Bank and DBSV.

Excluding operating expenses of DHG and DBSV, goodwill amortisation and restructuring and integration costs, 2002 operating expenses declined 7.0% over the same period in 2001. Staff costs were 8.4% lower as a result of a 11.1% headcount reduction that arose from rationalisation of workflow and businesses. Other operating expenses also declined as a result of the implementation of cost management initiatives. Last year's divestment of the Group's stake in former subsidiary companies The Insurance Corporation of Singapore Limited and DBS Bank Philippines Inc., also resulted in lower costs as their operating expenses have been excluded.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 45.5% for 2002 compared with 48.9% for the same period in 2001.

Provision charge

The following table shows information with respect to DBSH Group's provisions for the periods indicated:

	Year ended 31 December	
In S$'million	**2002**	2001 [1]
Loans	**397**	332
Equities	**61**	22
Properties & other assets	**117**	89
Specific provisions	**575**	446
General provisions	**(41)**	(67)
Total	**534**	379

Provision charge was S$534 million for 2002. Approximately 33% of the total charge was due to valuation shortfall for properties as well as equity investments held by the Group.

Provisioning policy

It is DBSH Group's policy to establish, through charges against profit, a provision in respect of the estimated loss inherent in the lending book. The provision consists of an element which is specific to individual counterparties and also a general element which, whilst determined as reflecting losses already within the lending book, cannot be specifically applied. In addition to general and specific provisions, DBSH Group also holds a country risk provision. The overall provision should represent the aggregate amount by which management considers it necessary to write down its loan portfolio in order to state it in the balance sheet at its estimated ultimate net realisable value.

Specific element of the provision

In determining the specific provisions, management considers the amount of the loan and its other commitments to the borrower, the payment history of the borrower, the borrower's business prospects, the collateral value of the loan (how easily it could be realised and for how much) and the costs to obtain repayment. When a loan is classified, specific provision will be provided based on a percentage of the difference between the loan principal and its related collateral value (the unsecured portion). The actual percentage provided would depend on management's judgement and whether the loan is graded "Substandard", "Doubtful" or "Loss". The quantum of the provision is directly impacted by the collateral value and this in turn, may be discounted in certain circumstances to recognize the impact of forced sale or quick liquidation.

General element of the provision

The general element of the provision is made to cover losses which, although not specifically identified, are known from experience to exist in any loan portfolio. The factors that management should consider in determining the overall level of the general provisions are past experience, concentration, economic and political factors, past balance sheet provisions and exceptional events.

Country risk provisions

In assessing country risk, DBSH Group considers whether the political stability of a country or the management of its economy is such that the conditions of companies in the private sector might deteriorate, despite their apparent strength. In addition, circumstances may exist where certain governments might prevent companies in their country from honoring their obligations.

Loan interest

DBSH Group stops accruing interest once a loan has been classified as non-performing, whether or not any collateral would be adequate to cover such payments or continue to charge the customer's account with interest and raise 100% provision on this interest income on the non-performing loans. It is a matter of judgement when the collectibility of interest becomes doubtful. The fact that a loan is classified as doubtful does not remove the Group's entitlement to interest income; it merely cast doubt on whether the Group will be able to collect it.

Write-offs
For loans managed on an individual basis, DBSH Group would consider writing off a portion of the loan when recovery action has been instituted, and the loss can be determined with reasonable certainty. For loans managed on a portfolio basis, the policy is to write off loans that are overdue after 180 days. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

Classification of non-performing loans
DBSH Group classifies its loans in accordance with MAS' guidelines as well as internal loan grading policies. MAS' guidelines require banks to classify their loan portfolios which take into account the risks inherent in the portfolio. These classifications, and underlying collateral valuations, are used to determine minimum levels of loan loss reserves which banks are required to maintain.

MAS' guidelines require banks to categorise their loan portfolios into five categories – two categories for performing loans (Pass and Special Mention) and three categories for classified, or non-performing loans (Substandard, Doubtful and Loss).

Pass grades are applicable for loans that have no indication of default and full repayment of principal and interest from normal sources is not in any doubt. Special Mention grade is appropriate when there is potential weakness in the borrower's credit worthiness, but such weakness is not to the extent that a substandard or inferior grade is warranted. Special Mention loans generally have adequate debt service capacity but require close and active supervision because potential weakness, if not corrected, may result in deterioration of repayment prospects. Substandard and worse grade is appropriate when there are well defined weakness(es) in a borrower's position that jeopardise repayment of principal or interest from normal sources.

The following table set forth the various categories for classified loans:

Grade assigned to loan	Criteria	Provision level
Substandard	• Well defined weakness(es) that may jeopardize normal repayment; • Default has occurred or is likely to occur; • Borrower is assessed to be viable but requires prompt corrective action; • All credits ≥ 90 days past due; • Restructured loans (subject to performance criteria).	Loans which are fully secured based on net realizable value of collateral considering current market conditions: • No provision is required for the principal amount; • Interest provision is 100%. Loans with security shortfall: • Principal provision is generally 10-49% of unsecured amount; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal
Doubtful	• Credit with severe weakness(es); • Borrower viability is highly questionable; • Full repayment is highly questionable; • Vigorous remedial action required.	• 50% to less than 100% of loan principal amount, determined on a case by case basis; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal.
Loss	• Loss recovery is assessed to be insignificant with no security available as alternative recourse.	• 100% of loan principal and interest. In addition, a general provision is made on the outstanding principal.

DBSH Group may also apply a split classification in appropriate cases. For instances, where a loan is partially secured, the portion covered by collateral may be classified as Substandard while the unsecured portion of the loan will be classified as Loss.

Loans are classified as restructured loans when concessions are granted to the original contractual terms for reasons related to the financial difficulties of the borrower. A restructured loan is generally graded as substandard or worse. Such loans are not returned to non-classified status until specific conditions have been met, including a reasonable period of sustained performance under the restructured terms.

Taxation

DBSH Group's taxation expense was S$298 million in 2002 compared with S$266 million in 2001. This resulted in effective tax rates of 20.6% for 2002 and 19.5% for 2001. Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard ("SAS") 12 on Income Taxes. As a result, DBSH Group had applied the revised Standard in 2002 financial statements. The comparative figures for 2001 had been restated accordingly to conform with SAS 12.

Minority interests

Minority interests represent the earnings attributable to third parties' interest in the equity shares of the Group's subsidiary companies, as well as dividends paid/payable to investors of the non-cumulative redeemable preference shares of S$1,100 million issued by DBS Bank in May 2001.

Financial condition

Total assets [1]

At December 31, 2002, DBSH Group's total assets was S$149,375 million, a marginal decline of 1.4% compared with total assets at December 31, 2001. Singapore and Hong Kong accounted for 63% and 31% respectively of the total assets at December 31, 2002.


Assets 2002
Assets 2001
Singapore
Hong Kong
Regional countries[2]
Rest of the world
3%
3%
31%
63%
5%
2%
32%
61%

Notes:

(1) Total assets are based on the location of the bank, branch or office booking the assets.

(2) The regional countries are Malaysia, Indonesia, Thailand, Korea and The Philippines.

Customer loans and advances

At December 31, 2002, DBSH Group's customer loans and advances, net of cumulative provisions, were S$60,709 million, a decline of 11.0% from customer loans and advances of S$68,208 million at December 31, 2001. This was mainly due to the low loan demand in a highly competitive environment.

At December 31, 2002, loans booked in Singapore accounted for 55% of DBSH Group's customer loans and advances, while loans booked in Hong Kong accounted for 35%, and the remaining 10% in other overseas branches and subsidiary companies.

The following table sets forth DBSH Group's gross customer loan portfolio by geographical classification[1] at end of the periods indicated:

	At December 31			
	2002		2001	
In S$'million		%		%
Singapore	**34,399**	**54.7**	38,635	54.7
Hong Kong	**22,218**	**35.3**	25,112	35.5
Regional countries	**3,907**	**6.2**	4,139	5.9
Rest of the world	**2,377**	**3.8**	2,763	3.9
Total gross customer loans	**62,901**	**100.0**	70,649	100.0

Note:

(1) Based on the location of the bank, branch or office booking the loan.

Asset quality

DBSH Group's volume of non-performing loans ("NPLs") was S$4,224 million at the end of December 2002. This includes S$1,470 million of restructured NPLs. (A loan is considered restructured when concessions are granted to the original terms of the loan for reasons that related to the financial difficulties of the borrower). Compared to NPLs of S$4,512 million at end of December 2001, the decline in NPLs in 2002 was mainly due to recoveries and write-off of previously provided debts.

The ratio of non-bank NPLs to the total non-bank loans ("NPL rate") increased from 5.7% at the end of December 2001 to 6.1% at the end of December 2002 due mainly to higher NPLs and a lower non-bank loan base. If the loan base had remained unchanged, the NPL rate at end December 2002 would have been 5.5%.

The NPL rate for Hong Kong operations was 3.5% at the end of December 2002 (2001 : 4.3%). Our Hong Kong credit card business recorded a 1.16% loan delinquent rate for 90 days past due. The net charge-off rate rose to 11.6%, reflecting the higher unemployment rate and increases in personal bankruptcy filings.

Non-performing loans


S$'million
(%)
9,000
6,000
3,000
0
20
15
10
5
0
7,086
8,149
4,411
4,834
4,577
4,512
4,503
4,360
4,155
4,224
11.8
13.0
7.6
6.2
6.0
5.7
5.9
5.9
5.7
6.1
Dec 98
Dec 99
Dec 00
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
DHG
DBS Thai Danu
Singapore & others
Non-bank NPL/ Total non-bank loans

Non-performing loans – by loan grading


Singapore
Regional countries
Others
DBS Kwong On
DHG
DBS Thai Danu
Total
1,546
690
404
137
542
905
2,883
397
944
4,224
0
1,000
2,000
3,000
4,000
5,000
S$'million
Substandard
Doubtful
Loss
Total NPLs in respective countries

Regional non-performing loans and associated Specific Provisions

The following table sets forth information with respect to the regional breakdown of DBSH Group's non-performing loans and the associated specific provisions at end of the periods indicated:

At December 31

In S$'million	2002 NPLs	2002 Specific Provisions	2001 NPLs	2001 Specific Provisions
Malaysia	**329**	**119**	409	138
Indonesia	**110**	**45**	105	34
Thailand (excluding DBS Thai Danu ("DTDB"))	**197**	**86**	59	48
Korea	**17**	**–**	28	7
The Philippines	**37**	**22**	30	17
	690	**272**	631	244
DTDB	**905**	**372**	1,004	545
Total regional countries	**1,595**	**644**	1,635	789
Hong Kong	**772**	**227**	1,085	304
China	**167**	**63**	118	49
Total	**2,534**	**934**	2,838	1,142

Non-performing loans and associated Specific Provisions by loan grade

The following table sets forth information with respect to the breakdown of DBSH Group's non-performing loans and the associated specific provisions by loan grade at end of the periods indicated:

At December 31

In S$'million	2002 NPLs	2002 Specific Provisions	2001 NPLs	2001 Specific Provisions
Loan grade				
Sub-standard	**2,883**	**436**	3,085	806
Doubtful	**397**	**181**	521	214
Loss	**944**	**894**	906	639
Total	**4,224**	**1,511**	4,512	1,659

Secured non-performing loans and associated collaterals

The following table sets forth information with respect to the breakdown of the type of collateral held against DBSH Group's non-performing loans at end of the periods indicated:

In S$'million	At December 31 2002	2001
Unsecured NPLs	**2,071**	1,908
Collateral type of secured NPLs	**2,153**	2,604
Properties	**1,756**	2,139
Shares and debentures	**145**	150
Vessels and aircrafts	**36**	30
Fixed deposits	**33**	39
Others	**183**	246
Total	**4,224**	4,512

Non-performing loans and associated Specific Provisions by business segments

The following table sets forth information with respect to the breakdown of DBSH Group's non-performing loans and the associated specific provisions by business segments at end of the periods indicated:

	At December 31			
	2002		2001	
In S$'million	**NPLs**	**Specific Provisions**	**NPLs**	**Specific Provisions**
Consumer Banking	**593**	**203**	707	203
Enterprise Banking	**974**	**271**	1,192	301
Investment Banking	**2,072**	**742**	1,948	698
Others [1]	**585**	**295**	665	457
Total	**4,224**	**1,511**	4,512	1,659

Note:

(1) Refers to NPLs under special asset management in DBS Thai Danu.

Cumulative Specific and General Provisions ("SP" and "GP")

Total cumulative specific and general provisions at the end of December 2002 was 121% of unsecured NPLs, and 59% of total NPLs (or 61% of total NPLs of S$4,081 million under United States Securities and Exchange Commission guidelines). The provision coverage were 143% of unsecured NPLs, and 60% of total NPLs at end of December 2001.


S$'million
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,643
2,687
2,719
2,721
2,633
2,533
2,500
102.7
118.4
129.9
146.5
143.9
142.5
132.0
129.2
124.8
120.7
44.4
52.6
51.8
54.7
58.7
60.3
60.4
60.4
61.0
59.2
Dec 98
Dec 99
Dec 00
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Shareholders' funds and liabilities

DBSH Group raise a substantial portion of its funding requirements from deposit-taking activities. At December 31, 2002, approximately 68% of its funding requirements were met by customer deposits. Although DBSH Group's funding consists primarily of short-term deposits, its experience has been that its customers often roll over their deposits at maturity, historically providing DBSH Group with a stable source of long-term funds.

Other major sources of funds include borrowings from offshore currency markets, domestic money markets in countries in which DBSH Group operates and has bilateral arrangements with financial institutions in various countries. The Group has also obtained funds from public offerings and private placements of debt instruments, as well as rights offerings. In 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts. This was followed by the issuance of Tier II US$850 million subordinated term debts by DBS Bank.

Borrowings from commercial banks and other financial institutions have accounted for a relatively small portion of DBSH Group's total domestic borrowings. However, DBSH Group meets a more significant portion of its foreign currency requirements from borrowings.

The following table sets forth a breakdown of DBSH Group's funding sources at end of the periods indicated:

	At December 31	
In S$'million	**2002**	2001 [1]
Shareholders' funds	**14,445**	13,613
Customer deposits	**101,315**	106,771
Interbank liabilities	**4,877**	8,446
Other borrowings and other liabilities	**28,738**	22,632
Total	**149,375**	151,462

Note:

(1) Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".

Customer deposits
At December 31, 2002, DBSH Group's customer deposits were S$101,315 million, a decrease of 5.1% as compared with S$106,771 million at December 31, 2001, contributed mainly by lower fixed deposits balances.

The loan-to-deposit ratio was 59.9% for 2002 compared with 63.9% for 2001.

Capital management
DBSH's capital management policies are to diversify its sources of capital, to allocate capital efficiently and to maintain a prudent relationship between the capital and the risks of its underlying business. DBSH Group monitors the capital adequacy position and market conditions to determine desirability and timing of raising additional capital. In determining capital requirements, DBSH Group projects business growth, capital investment plans, earnings and reserve requirements.

	At December 31	
In S$'million	**2002**	2001 [1]
Tier I capital		
Paid ordinary/preference shares	**1,555**	1,538
Disclosed reserves/others [1]	**6,838**	8,936
	8,393	10,474
Tier II capital		
Asset revaluation reserves [2]	**92**	172
Cumulative general provisions	**682**	728
Subordinated debts	**3,696**	3,843
Deductions against capital [3]	**(237)**	(248)
	4,233	4,497
Total capital	**12,626**	14,971
Risk weighted assets including market risks	**81,239**	85,892
Capital adequacy ratio (%)		
Tier I ratio	**10.3**	12.2
Tier II ratio	**5.2**	5.2
Total (Tier I & II) ratio	**15.5**	17.4

Notes:

(1) Net of unamortised goodwill in connection with acquisitions.

(2) After discount of 55% based on BIS guidelines.

(3) Includes capital deductions for certain investments.

For 2002, the total Capital Adequacy Ratio ("CAR") for DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 15.5%, which is above the minimum CAR requirement of 8.0%. The Tier I CAR ratio was 10.3% after deducting goodwill of S$7.8 billion in connection with the acquisitions of DHG and DBSV, and additional interests in DBS Group Holdings (Hong Kong) Limited.

By the Numbers

DBS Group Holdings Ltd and its Subsidiary Companies
Consolidated Profit and Loss Account

In S$'million	Note	2002	2001[1]
		Year ended December 31	
Interest income		**4,406**	5,271
Less: Interest expense		**1,761**	3,014
Net interest income	5	**2,645**	2,257
Fee and commission income	6	**797**	626
Dividends	7	**29**	27
Rental income	8	**32**	36
Other income	9	**563**	586
Income before operating expenses	41	**4,066**	3,532
Less: Staff costs		**911**	865
Other operating expenses		**940**	864
Goodwill amortisation	34	**278**	133
Operating expenses before provisions	10	**2,129**	1,862
Operating profit before provisions		**1,937**	1,670
Less: Provision for possible loan losses and diminution in value of other assets	11	**534**	379
Operating profit		**1,403**	1,291
Add: Share of profits less losses of			
– associated companies		**50**	67
– joint venture companies		**(5)**	3
Net profit before taxation		**1,448**	1,361
Less: Taxation	12	**284**	250
Share of taxation of associated companies		**14**	15
Share of taxation of joint venture companies		**–**	1
Net profit after taxation		**1,150**	1,095
Less: Minority interests		**133**	98
Net profit attributable to members	41	**1,017**	997
Earnings per ordinary share	13		
– Basic		**68 Cents**	78 Cents
– Diluted		**66 Cents**	74 Cents
Earnings per ordinary share (excluding goodwill amortisation)	13		
– Basic		**87 Cents**	89 Cents
– Diluted		**84 Cents**	84 Cents

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes"

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd and its Subsidiary Companies
Consolidated Balance Sheet

As at December 31

In S$'million	Note	2002	2001[1]
SHARE CAPITAL			
Share capital	15	**1,555**	1,538
RESERVES			
Share premium account	16.1	**2,163**	1,958
Other reserve	16.2	**4,271**	4,271
Capital redemption reserve	16.3	**28**	28
Capital reserve	16.4	**(19)**	24
General reserve	16.5	**2,044**	1,821
Revenue reserve	16.6	**4,403**	3,973
		12,890	12,075
SHAREHOLDERS' FUNDS		**14,445**	13,613
MINORITY INTERESTS	17	**1,018**	2,047
LIABILITIES			
Subordinated term debts	18	**5,786**	6,147
Deposits and balances of banks		**4,877**	8,446
Deposits and other accounts of non-bank customers	20	**101,315**	106,771
Other debt securities in issue	19	**4,337**	3,518
Other borrowings		**563**	825
Bills payable		**522**	395
Other liabilities	21	**15,990**	9,277
Current taxation		**402**	271
Deferred tax liabilities	23	**120**	152
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	38	**149,375**	151,462
ASSETS			
Cash, and balances and placements with central banks		**2,187**	3,592
Singapore Government securities and treasury bills	24	**8,997**	9,186
Trading securities	25	**9,248**	10,778
Balances, placements with, and loans and advances to banks		**38,767**	41,123
Bills receivable from non-bank customers	26	**1,574**	1,530
Loans and advances to non-bank customers	26	**59,135**	66,678
Investment securities	29	**8,965**	4,400
Other assets	30	**9,902**	5,665
Associated and joint venture companies	32	**521**	558
Fixed assets	33	**2,261**	2,660
Deferred tax assets	23	**125**	87
Goodwill	34	**7,693**	5,205
TOTAL ASSETS	38, 41	**149,375**	151,462
OFF-BALANCE SHEET ITEMS			
Contingent liabilities	35	**7,276**	6,904
Commitments	36	**58,602**	53,090
		65,878	59,994
Financial derivatives	37	**778,767**	412,154

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes"

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd and its Subsidiary Companies
Consolidated Cash Flow Statement

In S$'million	Year ended December 31 2002	 2001[1]
Cash flows from operating activities		
Net profit before taxation	**1,448**	1,361
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	**534**	379
Depreciation of fixed assets	**172**	169
Goodwill amortisation	**278**	133
Share of profits less losses of associated and joint venture companies	**(45)**	(70)
Net gains on disposal of fixed assets	**(10)**	(22)
Net gains on disposal of investment securities	**(18)**	(130)
Operating profit before changes in operating assets & liabilities	**2,359**	1,820
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	**(5,456)**	1,197
Deposits and balances of banks	**(3,569)**	(4,819)
Other liabilities including bills payable	**3,359**	(1,795)
(Increase)/Decrease in:		
Government securities and trading securities	**(2,860)**	429
Accounts receivable and other assets	**(4,154)**	1,343
Balances, placements with, and loans and advances, to other banks	**2,348**	1,165
Loans and advances to non-bank customers including bills receivable	**7,166**	343
Tax paid	**(216)**	(426)
Net cash used in operating activities (1)	**(1,023)**	(743)
Cash flows from investing activities		
Acquisition of new subsidiary companies	**–**	(7,433)
Disposal of subsidiary companies (Note 31.8)	**32**	365
Acquisition of additional interest in subsidiary companies	**(1)**	–
Dividends from associated companies	**28**	44
Purchase of fixed assets	**(112)**	(184)
Purchase of investment securities	**(3,197)**	(350)
Proceeds from disposal of fixed assets	**184**	104
Proceeds from disposal of investment securities	**3,030**	898
Net cash used in investing activities (2)	**(36)**	(6,556)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	**11**	2,180
Debt securities and borrowings	**196**	2,912
Funds from minority interests	**–**	1,116
Dividends paid to shareholders of DBSH	**(364)**	(434)
Dividends paid to minority shareholders of subsidiary companies	**(146)**	(24)
Net cash (used in)/generated from financing activities (3)	**(303)**	5,750
Exchange translation adjustments (4)	**(43)**	(4)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	**(1,405)**	(1,553)
Cash, and balances and placements with central banks as at January 1	**3,592**	5,145
Cash, and balances and placements with central banks as at December 31	**2,187**	3,592

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes"

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd and its Subsidiary Companies
Consolidated Statement of Changes in Shareholders' Equity

Year ended December 31, 2002

In S$'million	Note	Ordinary shares	Non-voting convertible preference shares (CPS)	Non-voting redeemable CPS	Total share capital	Share premium	Other reserve	Capital redemption reserve	Capital reserve	General reserve	Revenue reserve	Total reserves
Balance at January 1, 2002		1,447	25	66	1,538	1,958	4,271	28	24	1,821	3,888	11,990
Adjustment due to adoption of SAS 12											85	85
Balance at January 1, 2002 (restated)		1,447	25	66	1,538	1,958	4,271	28	24	1,821	3,973	12,075
Conversion of DBSH Non-voting CPS to ordinary shares	15(3)	5	(5)		–							–
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	15(2)	2			2	9						9
Issue of ordinary shares	15(1)	15			15	196						196
Expenses relating to issue of shares						#						#
Net exchange translation adjustments during the year									(43)			(43)
Appropriation from profit and loss account										223	(223)	–
Net profit attributable to members											1,017	1,017
Final dividends paid on ordinary and preference shares for the previous year											(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year											(170)	(170)
Balance at December 31, 2002		1,469	20	66	1,555	2,163	4,271	28	(19)	2,044	4,403	12,890

Amount under S$500,000

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd and its Subsidiary Companies
Consolidated Statement of Changes in Shareholders' Equity

Year ended December 31, 2001

In S$'million	Ordinary shares	Non-voting convertible preference shares (CPS)	Non-voting redeemable CPS	Total share capital	Share premium	Other reserve	Capital redemption reserve	Capital reserve	General reserve	Revenue reserve	Total reserves
Balance at January 1, 2001	1,216	25	66	1,307	7	4,273	28	–	1,755	3,420	9,483
Adjustments due to adoption of SAS 12										87	87
Balance at January 1, 2001 (restated)	1,216	25	66	1,307	7	4,273	28	–	1,755	3,507	9,570
Conversion of DBSH Non-voting CPS to ordinary shares	#	#		–							–
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1			1	9						9
Issue of ordinary shares	230			230	1,965						1,965
Expenses relating to issue of shares					(23)	(2)					(25)
Net exchange translation adjustments during the year								(5)	#		(5)
Appropriation from profit and loss account									66	(66)	–
Net profit attributable to members										997	997
Share of reserve arising from equity accounting										(2)	(2)
Final dividends paid on ordinary and preference shares for the previous year										(296)	(296)
Interim dividends paid on ordinary and preference shares for the current year										(138)	(138)
Goodwill transferred on disposal of subsidiary companies								29		(29)	–
Balance at December 31, 2001	1,447	25	66	1,538	1,958	4,271	28	24	1,821	3,973	12,075

Amount under S$500,000

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd – Holding Company
Profit and Loss Account

In S$'million	Note	2002	2001
		Year ended December 31	
Dividends	7	**1,923**	68
Interest income		**1**	19
Profit on disposal of subsidiary companies		**#**	81
Income before operating expenses		**1,924**	168
Less: Operating expenses		**(4)**	1
Operating profit before provisions		**1,928**	167
Less: Provision for possible loan losses and diminution in value of other assets		**#**	1
Operating profit		**1,928**	166
Less: Taxation	12	**423**	22
Net profit after taxation		**1,505**	144
Revenue reserve brought forward		**2,060**	2,350
Less: Final dividend on ordinary shares of 16% net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001		**183**	147
Special dividend on ordinary shares of Nil (2001: 15% net of 24.5% tax) paid for the financial year ended December 31, 2001		**–**	138
Final dividend on DBSH non-voting CPS of 16% net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001		**3**	3
Final dividend on DBSH non-voting redeemable CPS net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001		**8**	8
Interim dividend on ordinary shares of 14% less 22% tax (2001: 14% less 24.5% tax) paid for the financial year ended December 31, 2002		**160**	128
Interim dividend on DBSH non-voting CPS of 14% less 22% tax (2001: 14% less 24.5% tax) paid for the financial year ended December 31, 2002		**3**	3
Interim dividend on DBSH non-voting redeemable CPS of 14% less 22% tax (2001: 14% less 24.5% tax) paid for the financial year ended December 31, 2002		**7**	7
Revenue reserve carried forward		**3,201**	2,060

Amount under S$500,000

(see notes on pages 61 to 133, which form part of these financial statements)

DBS Group Holdings Ltd – Holding Company
Balance Sheet

In S$'million	Note	As at December 31 2002	2001
SHARE CAPITAL AND RESERVES			
Share capital	15	**1,555**	1,538
Share premium account	16.1	**2,163**	1,958
Capital redemption reserve	16.3	**28**	28
Revenue reserve		**3,201**	2,060
SHAREHOLDERS' FUNDS		**6,947**	5,584
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**–**	#
CURRENT LIABILITIES			
Other liabilities		**4**	11
Current taxation		**#**	5
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		**6,951**	5,600
NON-CURRENT ASSETS			
Subsidiary companies	31.1	**6,947**	5,589
CURRENT ASSETS			
Balance, placements with, and loans and advances to other banks		**4**	8
Trading securities		**#**	3
TOTAL ASSETS		**6,951**	5,600

Amount under S$500,000

(see notes on pages 61 to 133, which form part of these financial statements)

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The consolidated financial statements are expressed in Singapore dollars. DBS Group Holdings Ltd ("DBSH") is incorporated and domiciled in Singapore. It is an investment holding company. The principal activities of the subsidiary companies of DBSH are disclosed in Notes 31.2 and 31.3.

The registered office of DBS Group Holdings Ltd is located at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

Key details of The Development Bank of Singapore Ltd ("DBS Bank")'s financial statements are included as supplementary information to these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by DBSH and its subsidiary companies ("DBSH Group") and, except where noted, are consistent with those applied in the previous financial year. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

2.1 BASIS OF PRESENTATION

These financial statements of DBSH Group are prepared in accordance with the historical cost convention, modified by the revaluation of certain treasury instruments to market value. They are prepared and complied in accordance with Singapore Companies Act and Singapore Statements of Accounting Standard ("SAS").

In 2002, DBSH Group has adopted the following SASs:

SAS 12 (Revised 2001)	Income Taxes
SAS 30 (2001)	Interim Financial Reporting

2.2 BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of DBSH and its subsidiary companies. These subsidiary companies are companies in which DBSH has an interest of more than 50% in the issued share capital at balance sheet date or other entities (including Special Purpose Entities ("SPEs")) in which the Group, directly or indirectly, has power to govern the financial and operating policies. The names of these SPEs are disclosed in Note 31.4.

The results of subsidiary companies acquired or disposed of during the year are included from the date of acquisition or up to the date of disposal except for those investments that are excluded for reasons as disclosed in Note 31.2.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. The Group determines parent and minority interests in preparing consolidated financial statements based on present ownership interests.

Intercompany balances and transactions and resulting unrealised profits or losses are eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by DBSH.

2.3 SUBSIDIARY COMPANIES

Investments in subsidiary companies (as defined in Note 2.2) are stated in the financial statements of DBSH and its subsidiary companies at cost less provision for diminution in value, except where such diminution is temporary.

2.4 ASSOCIATED AND JOINT VENTURE COMPANIES

Associated companies are companies in which DBSH Group has an equity interest of between 20% and 50% and over whose financial decisions and operating policies DBSH Group exercises significant influence. A joint venture is a contractual arrangement whereby DBSH Group and its joint venture partners undertake an economic activity, which is subject to joint control, and none of the parties involved unilaterally have control over the economic activity.

Investments in associated and joint venture companies are accounted for by the equity method of accounting. DBSH Group's share of the results of its associated and joint venture companies are included in the consolidated profit and loss account. DBSH Group's share of the post acquisition reserves of its associated and joint venture companies are included in the carrying value of its investments in associated and joint venture companies in the consolidated balance sheet. The results of the associated and joint venture companies are taken from the latest audited accounts or unaudited management accounts of the associated and joint venture companies concerned, prepared at dates not more than three months prior to the end of the financial year of DBSH Group.

Unrealised gains on transactions between DBSH Group and its associated and joint venture companies are eliminated to the extent of the Group's interest in these companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment in an associated and joint venture company reaches zero, unless DBSH Group has incurred obligations or guaranteed obligations in respect of these companies.

2.5 GOODWILL

Goodwill may arise on the acquisition of subsidiary companies or business undertakings. It represents the excess of the cost of an acquisition over the fair value of DBSH Group's share of the identifiable net assets of the acquired subsidiary companies or business undertakings at the date of acquisition. Goodwill on the acquisition of subsidiaries or business undertakings occurring on or after January 1, 2001 is reported in the balance sheet as an intangible asset and is amortised using a straight-line method over its estimated useful life, subject to a maximum of 20 years. Goodwill on acquisitions of subsidiary companies or business undertakings that occurred prior to January 1, 2001 was charged in full to reserves in shareholders' equity; such goodwill has not been retroactively capitalised and amortised.

On the acquisition of a foreign subsidiary company, goodwill arising is determined initially in the applicable foreign currency and will be translated into Singapore dollars at the exchange rate prevailing at the date of acquisition. The goodwill in Singapore dollars determined at the date of acquisition is the carrying value, which will be subsequently amortised.

The carrying value of goodwill is reviewed periodically or when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

The gain or loss on disposal of an entity includes the related unamortised balance of goodwill relating to the entity disposed of or, pre-January 1, 2001 acquisitions, any goodwill previously charged to shareholders' equity.

2.6 FOREIGN CURRENCIES

Assets and liabilities in foreign currencies are translated into Singapore dollars at the exchange rates prevailing at balance sheet date. Income and expense items are translated into Singapore dollars at the average exchange rates for the year.

In respect of foreign subsidiary companies and associated and joint venture companies whose operations are not an integral part of DBSH Group's operations, the balance sheets are translated into Singapore dollars at the exchange rates prevailing at balance sheet date, and the results are translated using the average exchange rates for the financial year. The exchange differences arising on translation of foreign subsidiary companies, and DBSH Group's share of exchange differences arising from the translation of foreign associated companies, are taken directly to reserve. On disposal, accumulated translation differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

2.7 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with the central banks.

2.8 LOANS AND ADVANCES

Loans and advances are carried at recoverable amounts i.e., outstanding balances after deduction of provisions for bad and doubtful debts.

Loans are classified in accordance with MAS' guidelines as well as internal loan grading policies. These classifications, and underlying collateral valuations, are used to determine the amount of provision required. MAS' guidelines require banks to classify their loan portfolios into five categories – two categories for performing loans (Pass and Special Mention) and three categories for classified, or non-performing loans (Substandard, Doubtful or Loss).

When concessions are granted to the original terms of the loan for reasons that related to the financial difficulties of the borrower, the loan is considered a Restructured Loan. A Restructured Loan is generally graded as Substandard or worse. Restructured Loans are not returned to performing status until specific conditions have been met, including there being no longer any reasonable doubt regarding the timely collection of principal and interest and there having been a reasonable period of sustained performance under the restructured terms.

2.9 PROVISION FOR LOAN LOSSES

Provision for loan losses comprise specific provisions against certain loans and advances and a general provision on total loans and advances.

A specific provision is made when a loan is classified as Substandard or worse and there is insufficient collateral security or other unencumbered assets available to repay loans in full. Specific provisions are based on several factors including: loan amount, other commitments to the borrower, the borrower's payment history and business prospects, collateral value, and the estimated costs to obtain repayment. The actual percentage provided depends on management's judgement and whether the loan is graded *"Substandard"*, *"Doubtful"*, or *"Loss"*. *Substandard* loans will generally have a specific provision of 10% to 49% of the unsecured principal amount. *Doubtful* loans will typically have a specific provision of 50% to less than 100% of the unsecured principal amount, and *Loss* grade loans are provisioned at 100% of the unsecured principal amount. Interest on Substandard and worse loans is provisioned at 100% of the accrued amount.

General provisions are maintained for losses that can reasonably be expected to arise, based on historical experience, from the existing overall loan portfolio over its remaining life but which are not yet identifiable. In determining the level of general provision, reference is also made to country conditions, the composition of the portfolio and industry practices.

In the case of loans managed on an individual basis, bad debts are written off against provisions when recovery action has been instituted and the losses can be determined with reasonable certainty. For loans managed on a portfolio basis, unsecured bad debts are written off against provisions when amounts owing are 180 days past due while secured bad debts are written off to provisions when the collateral has been disposed of or sold. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

2.10 DEBT SECURITIES AND EQUITIES

2.10.1 Singapore Government securities and treasury bills

Singapore Government securities and treasury bills are stated at cost (adjusted for amortisation of premium or discount) less provision. Provision is made based on the shortfall between cost and market value determined on an aggregate portfolio basis and is recognised as a charge to the profit and loss account as they arise.

2.10.2 Trading securities

Other government securities and treasury bills, equity securities and debt securities held for trading purposes are stated at cost (adjusted for amortisation of premium or discount) less provision. Provision is made based on the shortfall between cost and market value determined on an aggregate portfolio basis and is recognised as a charge to the profit and loss account as they arise. Where the market price may not be achievable as a result of operating in illiquid markets, appropriate adjustments to the market value are made.

2.10.3 Investment securities

Investments in other government securities and treasury bills, equity securities and debt securities held for investment purposes are stated at cost less provision. Provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary and is recognised as a charge to the profit and loss account as they arise.

2.11 REPURCHASE AND REVERSE REPURCHASE AGREEMENTS ("REPOS" AND "REVERSE REPOS")

Repos are treated as collaterised borrowing and the amount borrowed is shown as a liability, and included in deposits and balances of banks. The securities sold under repos are treated as pledged assets and remain on the balance sheet as an asset, included in Singapore Government securities and treasury bills (Note 24), and Trading Securities (Note 25). Reverse repos are treated as collateralised lending and the amount lent is shown as an asset, and included in balances, placements with, and loans and advances to banks. The difference between the amount received and the amount paid under repos, and reverse repos is amortised as interest expense and interest income respectively on a straight-line basis.

2.12 FORECLOSED PROPERTIES

Foreclosed properties are acquired in full or partial satisfaction of debts, and are accounted for at the lower of settlement or market value on an individual asset basis. The shortfall between the prevailing market value of the foreclosed asset and the related loan outstanding is recognised as a loss in the profit and loss account in the year the foreclosed properties are taken over in satisfaction of the debt. Market value is based on the appraised value of an independent appraiser less selling costs. The excess of the cost over the market value is recognised as a loss in the profit and loss account. Gains or losses on disposals of such properties are recognised in the profit and loss account at the date of disposal.

2.13 FIXED ASSETS, INCLUDING INVESTMENT PROPERTIES

Fixed assets are stated at historical cost less accumulated depreciation. The basis of depreciation is as follows:

2.13.1 Leasehold land, where the balance of the leasehold period is 100 years or less, is amortised over the remaining period of the lease. No amortisation is made on freehold land and on leasehold land where the unexpired lease period is more than 100 years.

2.13.2 Buildings, excluding plant and machinery installed therein, are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the period of the respective leases, whichever is shorter.

2.13.3 Computer software costs are capitalised and amortised on a straight-line basis over the estimated useful lives of the software ranging from 3 to 5 years.

2.13.4 Other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Plant and machinery	5 – 15 years
Computer hardware and office equipment	1 – 10 years
Furniture and fittings	1 – 10 years

The estimated useful lives of these fixed assets are assessed on a periodic basis to ensure that they continue to be appropriate.

Fixed assets are periodically reviewed for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit.

2.14 TREASURY RELATED OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The accounting treatment applied to treasury related off-balance sheet financial instruments, including forwards, swaps, futures and options, is based upon the intention for entering into the transactions as elaborated below.

2.14.1 Non-trading transactions

Derivatives may be used to hedge interest rate, exchange rate or other price exposures that are inherent in the assets and liabilities of DBSH Group.

The criteria required for a derivative instrument to be classified as a designated hedge are:

(i) the derivative instrument must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cashflows being hedged; and

(ii) there is adequate evidence of the intention to hedge. Linkage with the underlying risk inherent in the assets, liabilities, other positions or cashflows being hedged, must be established at the outset of the transaction.

Profits and losses on derivatives entered into for specifically designated hedging purposes against assets, liabilities, other positions or cashflows measured on an accrual accounting basis are included in the related category of income or expense in the profit and loss account on the same basis as that arising from the underlying hedging transactions.

Hedging transactions, which have been superceded, cease to be effective or are terminated prior to the end of the life of the assets, liabilities, other positions or cashflows being hedged, are measured at fair value. Any profit or loss arising from the fair value measurement is deferred and amortised as interest income or expense in the profit and loss account over the remaining life of the items previously being hedged.

When the underlying assets, liabilities, other positions or cashflows are terminated prior to the hedging transactions, or anticipated transactions are no longer likely to occur, the hedging transactions are measured on at fair value prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income and expense in the profit and loss account relating to the previously hedged transactions.

Derivative transactions which do not meet the criteria required to be classified as a hedge but which are entered into to manage the interest rate exposure of DBSH Group are also classified as non-trading transactions. Income and expenses arising on derivative transactions undertaken for this purpose are accounted for on an accrual basis within interest income and expense.

2.14.2 Trading transactions

Derivative transactions which do not meet the criteria to be designated as hedges are deemed to be trading transactions except as described in Note 2.14.1. Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivatives entered into as trading transactions are measured at fair value and the resultant profits and losses are taken up in the profit and loss account under "Other income". Unrealised valuation gains or losses are included in "Other assets" or "Other liabilities" respectively.

2.14.3 Valuation adjustments for trading instruments

All financial and derivative instruments entered into for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Where mid prices are used, a bid-offer spread adjustment will be made to ensure that all long positions are marked to bid prices and short positions to offer prices. In addition, where appropriate, a liquidity adjustment is made when a market price may not be achievable as a result of certain material positions held by DBSH Group; and a model reserve is set aside for positions where the models used may be a proxy or there may be numerical uncertainty within certain ranges. The reserves are recognised as a charge to the profit and loss account as they arise as part of "Other income" and included in "Other assets" in the balance sheet.

2.15 OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.16 INTEREST INCOME

Interest income is recognised on an accrual basis.

Interest earned but not received on non-performing loans is not recognised as income in the profit and loss account until receipt. All interest accrued previously and recognised in the profit and loss account is reversed from interest income once a loan is classified as non-performing.

Amortisation of premiums and accretion of discounts are recognised as interest expense or interest income on straight-line basis over the life of the asset or liability.

2.17 FEE AND COMMISSION INCOME

Fee and commissions are recognised in the profit and loss account as and when the service is performed and when considered recoverable. Fee income relating to loans and guarantees is recognised over the period during which the related service is provided or credit risk is undertaken. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related income is recognised.

2.18 DIVIDENDS

Dividends from equities are recognised when declared payable.

2.19 STAFF COSTS, EQUITY COMPENSATION AND SHARE OPTION PLANS

DBSH Group has adopted a total compensation package that consists of base pay, cash bonuses, other staff-related allowances and long-term incentive schemes/plans. These long-term incentives are the DBSH Share Ownership Scheme, the DBSH Performance Share Plan, the DBSH Employee Share Plan, the DBSH Share Option Scheme and the DBSH Share Option Plan. The details of these share schemes/plans are described in the Directors' Report and Note 14.

Remuneration expenses on base pay, cash bonuses, contributions to defined contribution plans, e.g., the Central Provident Fund, other staff-related allowances and contributions to the DBSH Share Ownership Scheme are recognised in the profit and loss account once incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, DBSH Group has no further payment obligations.

For the DBSH Performance Share Plan and the DBSH Employee Share Plan, a trust is set up for each share plan. The shares purchased are recorded as "Other assets" in the balance sheet. When the shares are awarded, remuneration expenses are computed using the average purchase price and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

Options granted under the DBSH Share Option Scheme and the DBSH Share Option Plan are not recognised as remuneration expenses. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium accounts.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.20 OPERATING LEASES

Operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period when termination takes place.

2.21 TAXATION

The current taxation charged to the profit and loss account represents tax at the current rate based on taxable profits earned during the financial year. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

The principal temporary differences arise from depreciation of fixed assets, provision for loan losses, tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

2.22 PROVISIONS AND OTHER LIABILITIES

Provisions are recognised when DBSH Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 SHARE CAPITAL

Ordinary shares, non-voting convertible preference shares and non-voting redeemable convertible preference shares with discretionary dividends are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

2.24 ACCEPTANCES

Acceptances comprise undertakings by DBSH Group to pay bills of exchange drawn on customers. DBSH Group expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as contingent liabilities.

2.25 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from the financial statements where DBSH Group acts in a fiduciary capacity such as nominee, trustee or agent.

2.26 BORROWINGS

Borrowings are recognised initially at "cost", being their issue proceeds (fair value of consideration received) net of transaction costs incurred.

2.27 RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

	Accounting Standards	Adoption date
SAS 33	Financial Instruments: Recognition and Measurement	Financial periods commencing on or after January 1, 2004.

The adoption of SAS 33 is expected to have a material impact on certain financial assets and liabilities including long-term debt. An opening adjustment to Revenue Reserve will also be required, representing unrealised gains or losses on financial assets recorded as available for sale, and derivatives designated as cash flow hedges.

3. COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in the presentation in the current year. Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised or new SASs which DBSH Group has implemented in 2002.

4. SEGMENTAL PRESENTATION

The business segment results are prepared based on information and data generated from DBSH Group's internal financial reporting systems and adjusted to reflect the organisation's management reporting structure. The activities of DBSH Group are highly integrated and accordingly, it is not possible to present segment information without making internal allocations, some of which are necessarily subjective. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

Unless otherwise stated, the analyses of geographical segments are generally based on the location of the office recording the transactions.

Descriptions of business and geographical segments are set out in Note 41.

5. NET INTEREST INCOME

Interest income comprises interest arising from various types of lending activities and includes interest on debt securities.

Interest expense comprises interest incurred on deposits and debt securities, and borrowings from financial institutions and other sources.

6. FEE AND COMMISSION INCOME

Fee and commission income comprises the following:

In S$'million	DBSH Group 2002	DBSH Group 2001
Loan-related (include guarantees fees)	**138**	110
Stockbroking	**126**	73
Trade and remittances	**111**	96
Deposit-related	**109**	100
Credit cards	**95**	69
Wealth management	**77**	65
Investment banking	**72**	72
Fund management	**35**	20
Others	**34**	21
Total	**797**	626

7. DIVIDENDS

Dividends reflected in DBSH include gross dividend income received from DBS Bank.

Dividends reflected in DBSH Group include gross dividend income from trading and non-trading equity investments.

8. RENTAL INCOME

Rental income represents income on the tenanted areas of the buildings owned by DBSH's subsidiary companies.

9. OTHER INCOME

Other income comprises the following:

In S$'million	DBSH Group 2002	2001
Net gains on		
– Foreign exchange, debt securities and derivatives [(a)]	**307**	324
– Singapore Government securities	**103**	80
Net gains on disposal of investment securities		
– Disposal of The Insurance Corporation of Singapore (ICS) shares net of related expenses	**–**	120
– Others	**18**	10
Net gains/(losses) on trading equities	**100** [(b)]	(1)
Net gains on disposal of fixed assets	**10**	22 [(c)]
Others	**25**	31
Total	**563**	586

(a) Net gains on foreign exchange, debt securities and derivatives income include gains and losses from foreign exchange, market making in fixed income instruments, interest rate and currency swaps, options and other derivatives as well as money market instruments, from proprietary and customer-driven activities.

(b) The net gains on trading equities in 2002 include a S$96 million gain from the sale of an equity stake in Natsteel Ltd.

(c) The net gains on disposal of fixed assets in 2001 include a S$31 million gain from the sale of DBS Securities Building.

10. OPERATING EXPENSES

In S$'million	DBSH Group 2002	2001
Staff costs [(a)]	**911**	865
Other operating expenses	**940**	864
– Technology-related expenses [(b)]	**228**	206
– Occupancy expenses [(b)]	**216**	200
– Revenue-related expenses [(b)]	**157**	87
– Office administration expenses [(b)]	**91**	81
– Other expenses (including professional & consultancy fees) [(b)]	**226**	250
Restructuring and integration costs (Note 22) [(c)]	**22**	40
Goodwill amortisation	**278**	133
Operating expenses before provisions	**2,129**	1,862

(a) Staff costs include salaries, bonuses, contributions to defined contribution plans, e.g. the Central Provident Fund, and all other staff-related expenses (Note 2.19). Contributions to defined contribution plans was S$60 million (2001: S$66 million). At December 31, 2002, DBSH and its subsidiary companies employed 12,035 (2001: 13,536) staff.

(b) Technology-related expenses include depreciation, hire and maintenance of computer hardware and software, and other computer-related expenses.

Occupancy expenses include amounts incurred in the maintenance and service of buildings owned by DBSH's subsidiary companies, rental and depreciation expenses of office and branch premises, and other occupancy expenses.

Revenue-related expenses include commission and brokerage expenses, and other expenses directly related to revenue generation.

Office administration expenses include postage, printing & stationery, telecommunication and office equipment expenses.

Other expenses include professional and consultancy fees, product and corporate image advertising, notification, security guard expenses and other general expenses.

(c) The restructuring and integration costs of S$22 million (2001 : S$40 million) are mainly due to the restructuring of Dao Heng Bank Group Limited S$4 million (2001 : S$19 million), DBS Vickers Securities Holdings Pte Ltd S$13 million (2001 : S$16 million) and DBS Kwong On Bank Limited S$Nil (2001 : S$5 million). These costs were subject to detailed formal plans that were under implementation or had been communicated to those affected by the plans.

10.1 Operating expenses include the following:

In S$'million	DBSH 2002	DBSH 2001	DBSH Group 2002	DBSH Group 2001
(1) Directors' fees and remuneration	#	1	**31**	28
Remuneration of DBSH's directors (Note 10.2)	–	–	**6**	16[a]
Remuneration of directors of subsidiary companies of DBSH Group	–	–	**23**	10
Fees of DBSH's directors (Note 10.2)	# [b]	1 [b]	**1**	1
Fees of directors of subsidiary companies of DBSH Group	–	–	**1**	1
(2) Auditors' remuneration	#	#	**8**	9
Audit fees				
– PwC [c] Singapore	# [d]	# [d]	**2**	2
– Other auditors including associated firms of PwC Singapore	–	–	**3**	3
Fees for non-audit services [e]				
– PwC Singapore	–	–	**1**	3
– Other auditors including associated firms of PwC Singapore	–	–	**2**	1
(3) Depreciation of fixed assets (Note 33)	–	–	**172**	169
Premises and other properties	–	–	**66**	60
Computer and office equipment, furniture and fittings and other fixed assets	–	–	**106**	109
(4) Maintenance and hire of fixed assets including buildings	–	–	**143**	119
(5) Rental of premises	–	–	**89**	81

\# Amount under S$500,000

(a) This includes a special bonus payment made to Mr. John T. Olds upon his retirement from the Board of Directors on May 12, 2001. It was granted in the absence of any sign-on bonus or allocation of stock options at the commencement of his employment on August 11, 1998.

(b) Directors fees for DBSH Directors amounted to S$487,000 (2001: S$516,000).

(c) PricewaterhouseCoopers.

(d) Audit fees for DBSH amounted to S$70,000 (2001 : S$70,000).

(e) Fees are mainly for services provided for specific projects closely related to audit activities such as due diligence on merger and acquisition projects.

10.2 The number of directors of DBSH, including those appointed and resigned/retired during the year, in each of the remuneration bands is as follows:

	2002*	2001*
S$500,000 and above	**2**	3
S$250,000 to S$499,999	**–**	–
Below S$250,000	**11**	10
Total	**13**	13

* Includes remuneration paid to DBSH directors in their capacity as DBS Bank employees.

11. PROVISION FOR POSSIBLE LOAN LOSSES AND DIMINUTION IN VALUE OF OTHER ASSETS

The charge to the profit and loss account is analysed as follows:

In S$'million	DBSH Group	
	2002	2001
Specific provision for loans (Note 27)	**401**	226
Specific provision for diminution in value of investments and other assets (Note 28)	**26**	105
Release of general provision for loans (Note 27)	**(68)**	(64)
Provision/(Release) of general provision for diminution in value of investments and other assets (Note 28)	**33**	(1)
Provision for fixed assets and others (Note 28)	**142**	113
– Fixed assets	**94**	89
– Others	**48**	24
Total	**534**	379

12. TAXATION

In S$'million	DBSH		DBSH Group	
	2002	2001	**2002**	2001
Taxation charge in respect of profit for the financial year:				
Current taxation				
– current year	**424**	22	**350**	238
– prior years' under/(over) provision	**#**	–	**(3)**	#
Deferred taxation (Note 23)				
– origination and reversal of temporary differences	**#**	#	**(48)**	21
– reduction in tax rate	**–**	–	**(15)**	(2)
– effect of adopting SAS 12	**–**	–	**–**	(6)
– prior years' under/(over) provision	**–**	–	**#**	(1)
Total	**423**	22	**284**	250

Amount under S$500,000

The taxation charge of DBSH relates mainly to tax deducted at source in relation to dividend income from DBS Bank and tax on interest income.

12.1 The deferred (credit)/charge in the profit and loss account comprises the following temporary differences:

In S$'million	DBSH		DBSH Group	
	2002	2001	**2002**	2001
Accelerated tax depreciation	**–**	–	**(43)**	(7)
Provision for loan losses	**–**	–	**(25)**	14
Other temporary differences	**#**	#	**5**	5
Deferred taxation charged to profit and loss account	**#**	#	**(63)**	12

Amount under S$500,000

12.2 The tax on DBSH Group's operating profit differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In S$'million	DBSH 2002	DBSH 2001	DBSH Group 2002	DBSH Group 2001
Operating profit	**1,928**	166	**1,403**	1,291
Prima facie tax calculated at a tax rate of 22% (2001: 24.5%)	**424**	41	**309**	316
Effect of different tax rates in other countries	**–**	–	**(35)**	14
Effect of change in tax rate	**#**	#	**(15)**	(2)
Income not subject to tax	**–**	(20)	**(25)**	(57)
Income taxed at concessionary rate	**–**	–	**(86)**	(62)
Non–tax deductible provisions	**–**	–	**59**	35
Goodwill amortisation	**–**	–	**61**	33
Others	**(1)**	1	**16**	(27)
Taxation charged to profit and loss account	**423**	22	**284**	250

Amount under S$500,000

Further information on deferred income tax is presented in Note 23.

13. EARNINGS PER ORDINARY SHARE

13.1 Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the year.

In 'million	DBSH Group 2002	DBSH Group 2001
Weighted average number of ordinary shares in issue ('million) (a)	**1,462**	1,249

In S$'million	DBSH Group 2002	DBSH Group 2001
Net profit attributable to members	**1,017**	997
Less: Preference dividends	**20**	21
Net profit attributable to members after adjustment of preference dividends (b)	**997**	976
Add: Goodwill amortisation	**278**	133
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,275**	1,109
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**68**	78
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**87**	89

13.2 For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the financial year) and the full conversion of DBSH Non–voting Convertible Preference Shares ("CPS") and DBSH Non–voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non–voting CPS and DBSH Non–voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In 'million	DBSH Group 2002	DBSH Group 2001
Weighted average number of ordinary shares in issue	**1,462**	1,249
Dilutive effect of share options	**#**	1
Full conversion of DBSH Non–voting CPS	**20**	25
Full conversion of DBSH Non–voting redeemable CPS	**66**	66
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,548**	1,341

\# Amount under 500,000

The effect of the exercise of DBSH share options and conversion of DBSH Non–voting CPS and DBSH Non–voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'million	DBSH Group 2002	DBSH Group 2001
Net profit attributable to members	**1,017**	997
Less: Preference dividends	**20**	21
Net profit attributable to members after adjustment of preference dividends	**997**	976
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non–voting CPS	**5**	6
(ii) Full conversion of DBSH Non–voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**1,017**	997
Add: Goodwill amortisation	**278**	133
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,295**	1,130
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**66**	74
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**84**	84

14. SHARE OPTIONS AND SHARE PLANS

14.1 DBSH SHARE OWNERSHIP SCHEME

The DBSH Share Ownership Scheme (the "SOS") is a fund set up to hold units of DBSH ordinary shares and is administered by DBS Trustee Ltd, a wholly owned subsidiary company of DBS Bank. All confirmed employees with at least one year of service and who are not participating in the DBSH Share Option Plan/Scheme are eligible to contribute up to 10% of their monthly base pay to buy units of DBSH ordinary shares. DBSH Group will top up 50% of the employee's contribution as additional incentive to the employee.

Details of the DBSH ordinary shares held by DBS Trustee Ltd pursuant to the DBSH Share Ownership Scheme are as follows:

	Number of DBSH ordinary shares		Market value of DBSH ordinary shares (S$'million)	
	2002	2001	**2002**	2001
At beginning of the year	**2,807,529**	2,321,029	**38**	45
At end of the year	**3,281,329**	2,807,529	**36**	38

14.2 DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme was terminated on October 18, 1999, and the outstanding existing unexercised options (the "DBSH Options") will continue to remain valid until the date of expiration of the relevant DBSH Options.

The movements of the unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding existing unexercised options are as follows:

DBSH options	Number of unissued ordinary shares	During the year		Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
	January 1, 2002	Exercised	Lapsed	December 31, 2002		
1997	1,163,612	1,163,596	16	–	S$7.29	May 5, 2002
1998	1,145,144	213,156	25,200	906,788	S$7.69	April 7, 2003
	2,308,756	1,376,752	25,216	906,788		

Ordinary shares of DBSH of par value S$1.00 issued upon exercise of share options during the year ended December 31, 2002 yielded the following proceeds, at the following market value:

In S$'million	**2002**	2001
Ordinary share capital – at par	**1**	1
Share premium	**9**	9
Proceeds	**10**	10
Market value, at exercise date, of shares issued	**19**	20

14.3 DBSH SHARE OPTION PLAN

Under the DBSH Share Option Plan (the "Option Plan"), options to subscribe for DBSH ordinary shares could be granted to DBSH Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of DBSH Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of DBSH.

The movements of the unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH options granted under the Option Plan were as follows:

DBSH options	Number of unissued ordinary shares	During the year			Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
	January 1, 2002	Granted	Exercised	Lapsed	December 31, 2002		
1999	4,377,358	–	–	120,897	4,256,461	S$15.30	July 27, 2009
March 2000	1,750,800	–	–	53,800	1,697,000	S$20.87	March 5, 2010
July 2000	1,188,800	–	–	35,000	1,153,800	S$22.33	July 26, 2010
March 2001	13,093,000	–	–	900,000	12,193,000	S$17.70	March 14, 2011
June 2001	21,000	–	–	–	21,000	S$14.76	May 31, 2011
August 2001	1,682,000	–	–	182,000	1,500,000	S$12.93	July 31, 2011
October 2001	11,655	–	–	–	11,655	S$10.73	October 30, 2011
January 2002	–	50,500	–	–	50,500	S$13.70	January 1, 2012
March 2002	–	12,876,240	–	548,000	12,328,240	S$14.73	March 27, 2012
August 2002	–	1,329,000	–	39,000	1,290,000	S$12.27	August 15, 2012
October 2002	–	9,260	–	–	9,260	S$11.73	October 9, 2012
December 2002	–	20,000	–	–	20,000	S$11.47	December 17, 2012
	22,124,613	14,285,000	–	1,878,697	34,530,916		

Ordinary shares of DBSH of par value S$1.00 issued upon exercise of share options during the year yielded the following proceeds, at the following market value:

In S$'million	2002	2001
Ordinary share capital – at par	–	#
Share premium	–	1
Proceeds	–	1
Market value, at exercise date, of shares issued	–	1

Amount under S$500,000

14.4 DBSH PERFORMANCE SHARE PLAN

The DBSH Performance Share Plan (the "PSP") is a stock-based plan where DBSH ordinary shares are given free to eligible employees. Eligible employees currently are similar to the DBSH Share Option Plan (Note 14.3).

During the financial year, 598,380 (2001 : 2,378,420) DBSH shares were awarded to selected employees pursuant to the PSP. When the shares are awarded, remuneration expenses are computed using the average purchase price and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

14.5 DBSH EMPLOYEE SHARE PLAN

The DBSH Employee Share Plan (the "ESP") is intended to cater to all employees of the DBSH Group and associated companies of the DBSH Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

During the financial year, 438,940 (2001 : Nil) DBSH shares were awarded to selected employees pursuant to the ESP. When the shares are awarded, remuneration expenses are computed using the average purchase price and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

15. SHARE CAPITAL

The share capital of DBSH at December 31, 2002, is as follows:

In S$'million	DBSH 2002	DBSH 2001
Authorised		
4,000,000,000 ordinary shares of S$1 each	**4,000**	4,000
500,000,000 non-voting convertible preference shares of S$1 each	**500**	500
500,000,000 non-voting redeemable convertible preference shares of S$1 each	**500**	500
	1,000	1,000
Issued and fully paid-up		
1,468,835,159 (2001: 1,446,825,612) ordinary shares of S$1 each	**1,469**	1,447
19,608,841 (2001: 25,106,101) non-voting convertible preference shares of S$1 each	**20**	25
66,475,374 (2001: 66,475,374) non-voting redeemable convertible preference shares of S$1 each	**66**	66
Total issued and paid-up share capital of DBSH	**1,555**	1,538

(1) On May 7, 2002, DBSH issued 15,135,535 ordinary shares of par value S$1.00 each at an issue price of S$13.92 per share, amounting to S$211 million, as purchase consideration for the acquisition of an additional interest in a subsidiary company.

(2) During the financial year, pursuant to the DBSH Share Option Scheme (the "Option Scheme") and DBSH Share Option Plan (the "Option Plan"), DBSH issued 1,376,752 ordinary shares of par value S$1.00 each, fully paid in cash upon the exercise of the options granted.

(3) During the financial year, DBSH issued 5,497,260 ordinary shares of par value S$1.00 each, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

16. RESERVES

16.1 SHARE PREMIUM ACCOUNT

In S$'million	DBSH Group 2002	DBSH Group 2001
Balance at January 1	**1,958**	7
Issue of ordinary shares (Note 15 (1))	**196**	1,965
Exercise of share options pursuant to the DBSH Share Option Scheme and DBSH Share Option Plan (Note 15 (2))	**9**	9
Expenses relating to issue of shares	**#**	(23)
Balance at December 31	**2,163**	1,958

Amount under S$500,000

16.2 OTHER RESERVE

Other reserve relates to the share premium of DBS Bank prior to the restructuring of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on June 26, 1999. This reserve is capital in nature and is non–distributable.

In S$'million	DBSH Group 2002	2001
Balance at January 1	**4,271**	4,273
Expenses relating to issue of shares	**–**	(2)
Balance at December 31	**4,271**	4,271

16.3 CAPITAL REDEMPTION RESERVE

The capital redemption reserve arises out of the redemption of non–voting redeemable convertible preference shares by way of capital reduction in 2000. This reserve is non–distributable.

16.4 CAPITAL RESERVE

The capital reserve comprises net exchange translation adjustments arising from translation differences on opening net investments in foreign subsidiaries and branches, and the related foreign currency borrowings designated as a hedge. Prior to January 1, 2002, goodwill or reserve arising from acquisition of subsidiary companies and other business undertakings has also been included in this account.

In S$'million	DBSH Group 2002	2001
Balance at January 1	**24**	–
Net exchange translation adjustments during the year	**(43)**	(5)
Goodwill written back on disposal of subsidiary companies	**–**	29
Balance at December 31	**(19)**	24

16.5 GENERAL RESERVE

The movement in general reserve relates to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations. This reserve is non–distributable.

In S$'million	DBSH Group 2002	2001
RESERVE FUND		
Balance at January 1	**1,821**	1,755
Appropriation from profit and loss account (Note 16.6)	**223**	66
Balance at December 31	**2,044**	1,821

16.6 REVENUE RESERVE

In S$'million	DBSH Group 2002	2001
Balance at January 1		
– as previously reported	**3,888**	3,420
– effect of adopting SAS 12 in connection with deferred taxation	**85**	87
Balance at January 1 as restated	**3,973**	3,507
Net profit attributable to members	**1,017**	997
Share of reserve arising from equity accounting	**–**	(2)
Transfer of general reserve (Note 16.5)	**(223)**	(66)
Goodwill transferred from capital reserve on disposal of subsidiary companies	**–**	(29)
	(223)	(97)
Amount available for distribution	**4,767**	4,407
Less: Final dividend on ordinary shares of 16% net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001	**183**	147
Special dividend on ordinary shares of NIL (2001: 15% net of 24.5% tax) paid for the financial year ended December 31, 2001	**–**	138
Final dividend on DBSH non–voting CPS of 16% net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001	**3**	3
Final dividend on DBSH non–voting redeemable CPS of 16% net of 22% tax (2001: 16% net of 24.5% tax) paid for the financial year ended December 31, 2001	**8**	8
Interim dividend on ordinary shares of 14% net of 22% tax (2001: 14% net of 24.5% tax) paid for the financial year ended December 31, 2002	**160**	128
Interim dividend on DBSH non–voting CPS of 14% net of 22% tax (2001: 14% net of 24.5% tax) paid for the financial year ended December 31, 2002	**3**	3
Interim dividend on DBSH non–voting redeemable CPS of 14% net of 22% tax (2001: 14% net of 24.5% tax) paid for the financial year ended December 31, 2002	**7**	7
Balance at December 31	**4,403**	3,973

16.7 DIVIDEND PROPOSED

Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on April 21, 2003, the following dividends are to be proposed. The financial statements for the year ended December 31, 2002 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending December 31, 2003.

In S$'million		DBSH 2002
(i)	Proposed final dividend on ordinary shares of 16% net of 22% tax	**183**
(ii)	Proposed final dividend on DBSH Non–voting CPS of 16% net of 22% tax	**3**
(iii)	Proposed final dividend on DBSH Non–voting redeemable CPS of 16% net of 22% tax	**8**
		194

17. MINORITY INTERESTS

The minority interests of DBSH Group represent the interest of third parties in the equity shares of the Group's subsidiary companies and are as follows:

In S$'million	Note	DBSH Group 2002	2001
DBS Diamond Holdings Ltd	17.1	**–**	840
DBS Group Holdings (Hong Kong) Ltd		**–**	127
DBS Thai Danu Bank Public Company Limited	17.2	**(255)**	(278)
DBS Vickers Securities Holdings Pte Ltd	17.1	**150**	228
Other subsidiaries		**23**	30
Preference shares issued by DBS Bank	17.3	**1,100**	1,100
		1,018	2,047

The balances above included the effect of foreign exchange fluctuations.

17.1 DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests.

DBS Diamond Holdings Ltd

Subsequent to year ended 2002, *on January* 10, 2003, DBS Bank, *through* its subsidiary company, DBS Diamond Holdings Ltd ("DDH"), exercised its Call Option on the minority shareholders of DDH. Under the Call Option, DBS Bank had the right to require each DDH minority shareholder to sell his shares in Dao Heng Bank Group Limited ("DHG") by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share. The financial statements of DBSH Group at December 31, 2002 took into account the effect of the exercise of the Call Option, and DDH became a wholly owned subsidiary company of DBS Bank on December 31, 2002. Consequently, there was no minority interest in DDH at December 31, 2002.

DBS Vickers Securities Holdings Pte Ltd

DBSH Group holds 59.5% interest in DBS Vickers Securities Holdings Pte Ltd ("DBSV").

The minority interest of DBSV have a Put Option exercisable on September 12, 2003 at a price of S$0.71^ per Option Share and 3.1 per cent per annum on the value of the option (S$0.71^) compounded annually. Subject to an amount which the Board of DBSV may consider necessary for (i) the appropriation of prudent and proper reserves, (ii) the retention out of profits to meet the working capital requirements and to finance growth of the DBSV Group, and (iii) the requirements as to capital adequacy, solvency or otherwise of the DBSV Group, DBSV shall distribute to shareholders 35% of the net profit after tax for each year ended December 31. The holder of the Put Option does not receive any other rights.

Should the Put Option be exercised by the minority interest, DBS Bank would be required to pay an amount of S$255 million (2001: S$322 million) on September 12, 2003.

DBS Bank accounts for the above option as a derivative, and the option will be accounted for as such until any settlement date when the physical shares are acquired.

^ Based on the original Option price of S$0.90 per Option share, adjusted for pre–acquisition profits distributed subsequent to the acquisition.

17.2 The balance in respect of DBS Thai Danu Bank Public Company Limited ("DTDB") is a debit balance. A debit minority interest balance arises where the losses applicable to the minority in the consolidated subsidiary company exceed the minority's share of the equity of that company.

The published financial statements of DTDB are prepared under Thai Generally Accepted Accounting Principles ("GAAP") and show that DTDB has positive net assets. However, the amounts consolidated in the DBSH accounts for DTDB are prepared under Singapore Statements of Accounting Standards ("SAS"). There are significant differences in accounting for loan provisions* and certain equity instruments under Thai and Singapore regulatory guidelines and consequently, when Singapore guidelines are applied to the minority's share of DTDB's net assets, a debit balance arises. Such debit balance continue to exist although DTDB has posted a profit for the year.

The Board of Directors and management has determined that it has no legal or commercial obligation to provide financing in respect of any accumulated losses attributable to the minority interest of DTDB. They have also considered the DTDB minority interest's ability to contribute capital as and when such requirements are appropriate.

SAS 26, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" prescribes conditions for debit minority interest balances. In addition to the above considerations, the company is required to obtain a binding obligation from the minority. In this case, this condition is not applicable, as the circumstances which create the minority interest debit balance do not apply to the published financial statements of DTDB under Thai GAAP, which show a positive net asset position.

* There is a difference in regulatory guidelines for recording bad and doubtful debt provisions in DTDB in Thailand and DBSH Group in Singapore. The higher debt provisions carried in DBSH Group's accounts are not represented by actual crystallised losses or provisions at DTDB at this point in time. But it reflects the losses which would also be borne by the minority should the provisions recorded in DBSH's accounts crystallise as losses in DTDB's accounts.

17.3 S$1,100 million 6% non–cumulative non–convertible perpetual preference shares, of par value of S$0.01 and a liquidation preference of S$100 each, was issued on May 28, 2001 by DBS Bank, a subsidiary company of DBSH to third parties. This qualifies as Tier I capital for the calculation of DBSH Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi–annually on May 15 and November 15 at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to May 15, 2011, and thereafter on February 15, May 15, August 15 and November 15 in each year at a floating rate per annum equal to the three–month Singapore Swap Offer Rate plus 2.28%.

18. SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiary companies of DBSH Group are classified as liabilities in accordance with SAS 32. Certain of these instruments qualify as Hybrid Tier I or Tier II capital for capital adequacy purposes.

Subordinated term debts relate to junior or secondary long–term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

18.1 UNDATED SUBORDINATED TERM DEBTS

The following is a summary of the undated subordinated term debts (unsecured unless otherwise stated) outstanding at December 31:

In S$'million			Note	DBSH Group 2002	2001
Face value		*Issue date*			
Issued by DBS Capital Funding Corporation					
US$725m	7.657% Non-Cumulative Guaranteed Preference Shares, Series A	Mar 21, 2001	(a)	**1,258**	1,340
S$100m	5.35% Non-Cumulative Guaranteed Preference Shares, Series B	Mar 21, 2001	(a)	**100**	100
Issued by DBS Thai Danu Bank Public Company Limited					
THB5,000m	Fixed Rate Perpetual Subordinated Debentures No.1	Jun 3, 1999	(b)	**201**	209
Total Undated Subordinated Term Debts				**1,559**	1,649

(a) Singapore Statement of Accounting Standard 32, "Financial Instruments : Disclosures and Presentation" requires the issuer of a financial instrument to classify the instrument either as a liability or equity in accordance with the substance of the contractual arrangement on initial recognition. As a consequence, these preference shares, which will convert into a floating coupon at the end of 10 years that is considered sufficiently higher than market rate would indirectly cause DBSH Group to redeem these preference shares. As such, they have been accounted for as long-term liabilities. The dividends on these preference shares are recognised in the profit and loss account as interest expense.

These preference shares have two series; Series A and Series B each has a liquidation preference of US$1,000 and S$10,000 respectively. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). The fixed rate funding for Series A has been converted to floating rate at three-month LIBOR + 1.9364%. In computing DBSH Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier I capital.

(b) DBS Thai Danu Bank Public Company Limited ("DTDB") issued 50,000 Class A Preference Shares at par value of Baht 10 each together with non-detachable 50,000 perpetual Subordinated Debentures ("Subordinated Debenture No. 1") at par value of Baht 100,000 each. The Subordinated Debenture No. 1 carries a coupon rate of 15% per annum. Interest is payable semi-annually subject to dividends being paid on the Class A Preference Shares. DTDB has an option to pay the full or part of the interest. Interest not paid in any year shall not be accrued for the succeeding year. The Subordinated Debenture No. 1 is perpetual and will be due upon liquidation of DTDB.

18.2 DATED SUBORDINATED TERM DEBTS

The following is a summary of the dated subordinated term debts (unsecured unless otherwise stated) outstanding at December 31:

In S$'million				Note	DBSH Group 2002	2001
Face value		*Issue date*	*Maturity date*			
Issued by DBS Bank						
US$750m	7 7/8% Subordinated Notes	Aug 10, 1999	Aug 10, 2009	(a)	**1,303**	1,388
US$500m	7 7/8% Subordinated Notes	Apr 15, 2000	Apr 15, 2010	(b)	**869**	925
US$850m	7 1/8% Subordinated Notes	May 15, 2001	May 15, 2011	(c)	**1,477**	1,572
Issued by DBS Thai Danu Bank Public Company Limited						
THB6,791m	Subordinated Debentures No.2	Jun 3, 1999	May 28, 2006	(d)	**70**	73
THB1,077m	4.25% Fixed Rate Subordinated term debt	Jan 18, 2000	Jan 17, 2010	(e)	**43**	45
THB260m	3.50% Fixed Rate Subordinated term debt	Dec 28, 2000	Dec 27, 2010	(f)	**10**	11
Issued by Dao Heng Bank Limited						
US$350m	7.75% Fixed Rate Subordinated term debt	Jan 24, 1997	Jan 24, 2007	(g)	**455**	484
Total					**4,227**	4,498
Repayable:						
– Less than one year					**24**	25
– Over one year					**4,203**	4,473
Total Dated Subordinated Term Debts					**4,227**	4,498
Total Subordinated Term Debts					**5,786**	6,147

(a) Interest is payable semi-annually on February 10 and August 10 commencing February 10, 2000. The fixed rate funding has been converted to floating rate at three-month London Interbank Offered Rate ("LIBOR") + 1.0475% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(b) Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.485%, fixing in arrears via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(c) Interest is payable semi-annually on May 15 and November 15 commencing November 15, 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(d) DTDB issued Subordinated Debenture No 2/1 to 2/29 ("Subordinated Debenture No. 2") at par value of Baht 100,000 each with varying maturity dates. A series of Subordinated Debenture No. 2 will mature every 3 months on the respective dates stated in the prospectus until May 28, 2006. The face value of the Subordinated Debentures No. 2 totalled Baht 6,791 million and was issued at a discount.

(e) Interest is payable annually at a fixed rate of 4.25%.

(f) Interest is payable annually at a fixed rate of 3.5%.

(g) Interest is payable semi-annually on January 24 and July 24, commencing July 24, 1997. Subsequent to the issue, Dao Heng Bank Limited repurchased and cancelled part of the Fixed Rate Subordinated term debt. At December 31, 2002, the outstanding amount of the term debt is US$262 million.

19. OTHER DEBT SECURITIES IN ISSUE

The following is a summary of the other debt securities in issue (unsecured unless otherwise stated) at December 31:

19.1 NEGOTIABLE CERTIFICATES OF DEPOSITS

In S$'million				DBSH Group	
				2002	2001
Face value	*Interest rate and repayment terms*	*Issue date*	*Maturity date*		
Issued by DBS Bank					
HK$100m	7.38%, payable yearly	Jul 5, 2000	Jul 5, 2002	–	24
HK$150m	5.18%, payable quarterly	Apr 10, 2001	Apr 10, 2003	**34**	35
HK$60m	5.17%, payable quarterly	Apr 23, 2001	Dec 30, 2002	–	14
HK$5m	3.00%, payable yearly	Nov 2, 2001	Nov 3, 2003	**1**	1
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.30%, payable quarterly	Mar 19, 1999	Mar 19, 2002	–	24
HK$100m	1-mth interbank offer rate for HK$ deposits + 0.40%, payable monthly	Mar 22, 1999	Mar 22, 2002	–	24
HK$100m	1-mth interbank offer rate for HK$ deposits + 0.40%, payable monthly	Mar 26, 1999	Mar 26, 2002	–	24
HK$50m	1-mth interbank offer rate for HK$ deposits + 0.30%, payable monthly	Mar 26, 1999	Mar 26, 2002	–	12
HK$150m	1-mth interbank offer rate for HK$ deposits + 0.18%, payable monthly	Jun 5, 2000	Jun 5, 2002	–	35
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.20%, payable monthly	Jul 12, 2000	Jul 12, 2002	–	24
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.18%, payable monthly	Jun 15, 2000	Jun 16, 2003	**22**	24
TWD50m	1.73% payable on maturity	Nov 19, 2002	Jan 19, 2003	**2**	–
TWD100m	1.465% payable on maturity	Apr 12, 2002	Apr 1, 2003	**5**	–
TWD100m	1.465% payable on maturity	Sep 12, 2002	Sep 1, 2003	**5**	–
TWD150m	1.475% payable on maturity	Dec 23, 2002	Jan 23, 2003	**8**	–
Issued by DBS Kwong On Bank Limited					
HK$300m	1-mth Hibor*+ 0.30%, payable monthly	Jul 26, 2000	Jul 28, 2003	**67**	71
Issued by DBS China Square Ltd (Note a)					
S$103m	3-mth interbank offer rate for S$ deposits + variable margin, payable quarterly	Nov 30, 2001	Nov 30, 2006	**97**	103
Issued by Dao Heng Bank Limited					
HK$200m	5.50%, payable yearly	Jan 23, 2001	Jan 23, 2002	–	47
HK$43m	5.00%, payable quarterly	Feb 5, 2001	Feb 5, 2002	–	10
HK$200m	7.47%, payable quarterly	Feb 22, 2000	Feb 22, 2002	–	47
HK$75m	7.28%, payable quarterly	Mar 30, 2000	Mar 29, 2002	–	18
HK$100m	7.55%, payable yearly	May 4, 2000	May 6, 2002	–	24
HK$50m	5.01%, payable quarterly	Apr 27, 2001	Jul 26, 2002	–	12
HK$200m	7.84%, payable quarterly	Jul 27, 1999	Jul 29, 2002	–	47
HK$303m	8.05%, payable quarterly	Jul 27, 1999	Jul 29, 2002	–	72
HK$50m	7.82%, payable quarterly	Sep 29, 1999	Sep 30, 2002	–	12
HK$20m	4.38%, payable quarterly	May 28, 2001	Oct 28, 2002	–	5
HK$5m	7.95%, payable quarterly	Nov 16, 2002	Nov 18, 2002	–	1
US$3m	2.08%, payable quarterly	Nov 28, 2001	Nov 29, 2002	–	6
HK$50m	5.10%, payable quarterly	Apr 20, 2001	Dec 20, 2002	–	12
HK$50m	7.39%, payable quarterly	Jul 5, 2000	Jul 7, 2003	**11**	12
HK$20m	4.75%, payable yearly	Jul 26, 2001	Jul 28, 2003	**5**	5
HK$100m	2.00%, payable yearly	Aug 1, 2002	Aug 8, 2003	**22**	–
HK$100m	2.33%, payable yearly	Jul 24, 2002	Oct 31, 2003	**22**	–

In S$'million				DBSH Group	
				2002	2001
Face value	*Interest rate and repayment terms*	*Issue date*	*Maturity date*		
HK$100m	2.185%, payable quarterly	Aug 7, 2002	Feb 16, 2004	**22**	–
HK$10m	3.72%, payable quarterly	Mar 23, 2002	Mar 12, 2004	**2**	–
HK$50m	2.555%, payable half yearly	Jul 30, 2002	Mar 15, 2004	**11**	–
HK$20m	3.78%, payable yearly	May 10, 2002	May 14, 2004	**5**	–
HK$300m	2.7%, payable quarterly	Jul 24, 2002	Jul 30, 2004	**67**	–
HK$5m	4.49%, payable quarterly	Sep 10, 2001	Sep 10, 2004	**1**	1
HK$5m	3.74%, payable quarterly	Sep 28, 2001	Sep 28, 2004	**1**	1
HK$5m	3.30%, payable quarterly	Oct 12, 2001	Oct 12, 2004	**1**	1
HK$200m	8.30%, payable quarterly	Sep 14, 1999	Sep 14, 2004	**45**	47
HK$100m	8.65%, payable yearly	Nov 3, 1999	Nov 3, 2004	**22**	24
HK$130m	8.40%, payable yearly	Nov 30, 1999	Nov 30, 2004	**29**	31
HK$100m	4.66%, payable quarterly	Mar 23, 2002	Jan 10, 2005	**22**	–
HK$100m	4.45%, payable quarterly	Mar 23, 2002	Feb 7, 2005	**22**	–
HK$150m	7.85%, payable quarterly	Mar 7, 2000	Mar 7, 2005	**33**	36
HK$50m	8.00%, payable quarterly	Mar 8, 2000	Mar 8, 2005	**11**	12
HK$22m	4.61%, payable quarterly	Jun 10, 2002	Jun 13, 2006	**5**	–
HK$10m	2.41%, payable yearly	Aug, 7, 2002	Aug 12, 2004	**2**	–
HK$6.5m	4.45%, payable quarterly	Oct 10, 2001	Oct 10, 2006	**1**	2
HK$100m	8.34%, payable quarterly	May 10, 2000	Nov 12, 2007	**22**	24
HK$50m	3-mth Hibor* + 0.16%, payable quarterly	Jan 12, 2001	Jan 11, 2002	**–**	12
HK$100m	3-mth Hibor* + 0.45%, payable quarterly	Jan 28, 2000	Jan 28, 2002	**–**	24
HK$24m	3-mth Hibor* + 0.12%, payable quarterly	Feb 15, 2001	Feb 15, 2002	**–**	6
HK$30m	3-mth Hibor* + 0.30%, payable quarterly	Mar 10, 2000	Mar 11, 2002	**–**	7
HK$10m	1-mth Hibor* + 0.12%, payable monthly	Apr 27, 2001	Apr 29, 2002	**–**	2
HK$220m	1-mth Hibor* + 0.80%, payable monthly	Oct 22, 1999	Oct 22, 2002	**–**	52
HK$100m	3-mth Hibor* + 0.20%, payable quarterly	Oct 31, 2000	Oct 31, 2002	**–**	24
HK$200m	3-mth Hibor* + 0.55%, payable quarterly	Jan 17, 2000	Jan 17, 2003	**45**	47
HK$200m	3-mth Hibor* + 0.50%, payable quarterly	Jan 25, 2000	Jan 27, 2003	**45**	47
HK$40m	3-mth Hibor* + 0.50%, payable quarterly	Feb 16, 2000	Feb 17, 2003	**9**	9
HK$10m	3-mth Hibor* + 0.32%, payable quarterly	Mar 20, 2000	Mar 20, 2003	**2**	2
HK$100m	3-mth Hibor* + 0.28%, payable quarterly	April 26, 2000	Apr 28, 2003	**22**	24
HK$150m	3-mth Hibor* + 0.28%, payable quarterly	May 16, 2000	May 16, 2003	**34**	36
HK$200m	3-mth Hibor* + 0.25%, payable quarterly	Aug 31, 2000	Aug 29, 2003	**45**	47
HK$100m	3-mth Hibor* + 0.30%, payable quarterly	Sep 27, 2000	Sep 29, 2003	**22**	24
HK$400m	3-mth Hibor* + 0.10%, payable quarterly	Feb 5, 2002	Feb 7, 2005	**89**	–
HK$100m	3-mth Hibor* + 0.18%, payable quarterly	Feb 17, 2002	Jul 22, 2005	**22**	–
HK$240m	3-mth Hibor* + 0.205%, payable quarterly	Jul 23, 2002	Jul 29, 2005	**54**	–
HK$100m	3-mth Hibor* + 0.18%, payable quarterly	Jul 26, 2002	Jul 29, 2005	**78**	–
US$58m	6-mth Libor + 0.18%, payable half yearly	Aug 23, 2002	Sep 4, 2007	**101**	–
US$86m	6-mth Libor – 0.03%, payable half yearly	Sep 4, 2002	Sep 10, 2007	**150**	–
US$92m	6-mth Libor – 0.05%, payable half yearly	Nov 15, 2002	Nov 21, 2007	**159**	–
CAD$11m	6-mth CAD CCDOR** – 0.1%, payable half yearly	Nov 14, 2002	Nov 21, 2007	**12**	–
Total				**1,514**	1,287
Repayable:					
– Less than one year				**428**	620
– Over one year				**1,086**	667
Total Negotiable Certificates of Deposits				**1,514**	1,287

* Hibor: Hong Kong Interbank Offer Rate
** CAD CCDOR: Canadian Interbank Bid BA Rate

(a) The notes are secured by an assignment of the rights, title and interest of the issuer on the property at China Square Land Parcel 486 together with a mortgage over the same property.

19.2 OTHER DEBT SECURITIES

In S$'million	Note	DBSH Group 2002	2001
Issued by DBS Bank			
Equity linked notes	(a)	**350**	225
Credit linked notes	(b)	**975**	655
Interest rate linked notes	(c)	**203**	5
Exchange linked notes	(d)	**128**	9
Commodity linked notes	(e)	**14**	–
Issued by ALCO 1 Limited			
Collateralised notes	(f)	**224**	224
Issued by Tampines Assets Limited			
Senior secured bonds	(g)	**108**	108
Issued by New Heights Investment Limited			
Secured asset backed medium term notes	(h)	**57**	–
Issued by Singa Secured Assets Limited			
Asset–backed short–term notes programme (Money Plus)	(i)	**763**	1,004
Issued by Dao Heng Bank Limited			
HK$5m Commercial Paper, maturing Feb 10, 2003		**1**	1
Total		**2,823**	2,231
Repayable:			
– Less than one year		**1,447**	1,418
– Over one year		**1,376**	813
Total other debt securities		**2,823**	2,231
Total other debt securities in issue		**4,337**	3,518

(a) The outstanding notes at December 31, 2002, with an embedded equity option, were issued between December 15, 2000 and December 30, 2002 and mature between January 3, 2003 to February 8, 2007. The payouts at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying stock exchange indices or the net asset value of certain underlying equity funds.

(b) The outstanding notes at December 31, 2002, with an embedded credit default swap, were issued between February 9, 2001 and December 20, 2002 and mature between January 5, 2003 and June 30, 2010. The notes would be redeemed at face value on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying asset or the market value of the underlying asset in cash term, depending on the terms of the contract, would be delivered to the holders of the notes.

(c) The outstanding notes at December 31, 2002, with an embedded interest rate derivative, were issued between February 11, 2002 and December 20, 2002 and mature between January 8, 2003 and February 28, 2009. The payouts at maturity are linked to the market interest rate of certain indexes.

(d) The outstanding notes at December 31, 2002, with an embedded foreign exchange rate derivative, were issued between April 15, 2002 and December 9, 2002 and mature between January 8, 2003 and November 24, 2003. The payouts at maturity are linked to the market foreign exchange rate of the underlying foreign currencies.

(e) The outstanding notes at December 31, 2002, with an embedded commodity derivative, were issued on June 19, 2002 and mature on December 19, 2003. The payouts at maturity are linked to the market rate of the underlying commodity indexes.

(f) ALCO 1 Limited (a special purpose entity) issued S$224 million of floating rate notes on December 21, 2001 that mature in 2009. The Notes were issued in connection with a program to reduce DBS Bank's risk weighted assets through credit derivatives and synthetic securitisation.
These notes comprise:
(i) US$30 million Class A1 notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.50%;
(ii) S$30 million Class A2 notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.45%;
(iii) US$12 million Class B1 notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.85%;
(iv) S$20 million Class B2 notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.80%;
(v) S$56 million Class C notes at a fixed rate of 5.20%; and
(vi) S$42 million Class D notes at a fixed rate of 6.70%.

The notes are secured on the issuer's investment in securities together with the derivative contracts that the issuer has entered into.

(g) In connection with the securitisation of Tampines Centre, S$180 million seven-year, fixed rate bonds were issued on December 7, 1999 together with 18,000 preference shares, and mature in 2006. The bonds were issued in 2 classes – (a) S$108 million Senior Bonds; and (b) S$72 million Junior Bonds. The Junior Bonds are held by DBS Bank and are eliminated at Group level. Interest is payable semi-annually on June 7 and December 7, at a fixed rate of 5.625% for the Senior Bonds and 6% for the Junior Bonds.

The bonds are secured, inter alia, by an assignment of the rights, title and interest of the issuer in and to the Sale and Purchase Agreement and the Option Agreement (both as defined in the Trust Deed), a first fixed charge over the shares held by the issuer, and a debenture creating fixed and floating charges over the assets of the issuer.

(h) The SGD notes will mature between April 25, 2006 and April 25, 2008. The notes would be redeemed at a fixed interest rate on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the issuer of the note would deliver bonds or loans or their market value in cash term, depending on the terms of the contract, to the holders of the notes. The notes are secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sells credit protection, and cross currency swaps.

(i) These are short-dated notes issued by Singa Secured Assets Limited with a maturity of less than six months and details of amounts outstanding at December 31, 2002 are as follows:

Face value	*Interest rate and series number*	*Issue date*	*Maturity date*
Issued by Singa Secured Assets Limited			
S$50 million	1.15% Series 13–03	July 17, 2002	January 17, 2003
S$26 million	1% Series 15–03	July 29, 2002	January 29, 2003
S$44 million	1.05% Series 05–05	August 20, 2002	February 20, 2003
S$5 million	1% Series 18–03	September 26, 2002	March 26, 2003
S$53 million	1.27% Series 02–10	October 8, 2002	January 8, 2003
S$3 million	1.31% Series 09–09	October 8, 2002	January 8, 2003
S$89 million	1.4% Series 20–05	October 18, 2002	January 20, 2003
S$27 million	1.42% Series 14–04	October 21, 2002	March 21, 2003
S$30 million	1.25% Series 21–05	October 25, 2002	January 27, 2003
S$40 million	1.06% Series 04–10	November 6, 2002	February 6, 2003
S$20 million	1.06% Series 07–14	November 11, 2002	January 13, 2003
S$71 million	1.13% Series 16–06	November 14, 2002	February 14, 2003
S$45 million	0.85% Series 06–10	November 28, 2002	February 28, 2003
S$36 million	0.85% Series 08–14	December 2, 2002	February 4, 2003
S$5 million	0.96% Series 28–01	December 4, 2002	March 4, 2003
S$5 million	0.8% Series 24–07	December 5, 2002	January 6, 2003
S$12 million	0.8% Series 25–06	December 5, 2002	January 6, 2003
S$67 million	0.91% Series 01–11	December 9, 2002	March 10, 2003
S$7 million	0.82% Series 26–06	December 9, 2002	January 9, 2003
S$48 million	0.95% Series 03–29	December 18, 2002	January 20, 2003
S$20 million	0.95% Series 30–01	December 19, 2002	January 20, 2003
S$3 million	1% Series 11–08	December 26, 2002	March 26, 2003
S$7 million	0.96% Series 12–19	December 30, 2002	January 30, 2003
S$30 million	1% Series 31–01	December 30, 2002	March 31, 2003
S$20 million	1.05% Series 32–01	December 30, 2002	June 30, 2003

These notes are secured by a debenture creating a first fixed and floating charge over the property, assets, rights and undertakings of the issuer.

20. DEPOSITS AND OTHER ACCOUNTS OF NON-BANK CUSTOMERS

In S$'million	DBSH Group **2002**	DBSH Group 2001
Analysed by currency		
Singapore dollar	**53,655**	55,137
US dollar	**20,096**	21,811
Hong Kong dollar	**18,731**	20,976
Thai Baht	**3,164**	3,242
Others	**5,669**	5,605
Total	**101,315**	106,771
Analysed by product		
Savings accounts (include S$ autosave)	**43,047**	43,750
Current accounts	**8,975**	9,577
Fixed deposits	**46,026**	52,338
Other deposits	**3,267**	1,106
Total	**101,315**	106,771

21. OTHER LIABILITIES

In S$'million	DBSH Group 2002	2001
Balances arising from revaluation of financial instruments (Note 37)	**6,915**	2,824
Payable arising from acquisition of a subsidiary company	**3,415**	–
Payable in respect of short sale of debt securities	**2,154**	3,682
Other payables	**1,849**	1,078
Sundry creditors	**1,065**	976
Interest payable	**592**	717
Total	**15,990**	9,277

Included in "Payable in respect of short sale of debt securities" is a liability totalling S$1,994 million (2001: S$3,631 million) for certain Hong Kong treasury bills entered into by a subsidiary company.

"Other payables" include collateral received from external counterparties to cover a temporary shortfall in the valuation of a specific portfolio of derivative instruments over a pre–determined threshold. This is governed by a collateral support agreement.

"Payable arising from acquisition of a subsidiary company" represents monies payable to minority shareholders of DBS Diamond Holdings Limited ("DDH") when DBS Bank exercised its Call Option to acquire the minority shareholders' interest in DDH on January 10, 2003. The financial statements of DBSH Group at December 31, 2002 took into account the effect of the exercise of the Call Option, and reflected an increase in DBS Bank's equity interest in DDH from 71.6% to 100%.

22. OTHER PROVISIONS

These provisions (included in "Sundry Creditors" under Note 21) relate to restructuring of DBSH Group's operations and are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans. Provision is made when it is probable that an outflow of economic benefits will arise and the amounts can be reliably estimated.

In S$'million	DBSH Group 2002	2001
Balance at January 1	**69**	–
Restructuring provisions arising on acquisitions	**–**	52
Charged to profit and loss account (Note 10)	**22**	40
Utilised during the year	**(67)**	(24)
Exchange differences	**(4)**	–
Balance at December 31	**20**	68

23. DEFERRED TAXATION

The movement in deferred tax is as follows:

In S$'million	DBSH 2002	DBSH 2001	DBSH Group 2002	DBSH Group 2001
Balance at January 1	#	#	**37**	18
Effect of adopting SAS 12	–	–	**28**	(82)
Balance at January 1 (restated)	#	#	**65**	(64)
Acquisition of subsidiary companies	–	–	–	116
(Release)/provision during the year (Note 12)	#	#	**(63)**	12
Exchange differences	–	–	**(7)**	1
Balance at December 31	#	#	**(5)**	65

Amount under S$500,000

Deferred income tax assets and liabilities are attributable to the following items:

In S$'million	DBSH 2002	DBSH 2001	DBSH Group 2002	DBSH Group 2001
Deferred income tax liabilities				
Accelerated tax depreciation	–	–	**204**	258
Other temporary differences	–	#	–	3
	–	#	**204**	261
Deferred income tax assets				
Provision for loan losses	–	–	**(195)**	(173)
Other temporary differences	–	–	**(14)**	(23)
	–	–	**(209)**	(196)

Amount under S$500,000

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

In S$'million	DBSH 2002	DBSH 2001	DBSH Group 2002	DBSH Group 2001
Deferred tax assets	#	–	**(125)**	(87)
Deferred tax liabilities	–	–	**120**	152
	#	–	**(5)**	65

Amount under S$500,000

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable. One Group subsidiary company has tax losses of S$1,070 million (2001: S$1,116 million) to carry forward against future taxable income; these tax losses will expire between 2003 to 2005. The benefit of these tax losses has not been recognised in these financial statements due to uncertainty of their recoverability.

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted revenue reserves of certain subsidiary companies, as such amounts are permanently reinvested; such unremitted revenue reserves amounted to S$626 million at December 31, 2002 (2001: S$248 million).

24. SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In S$'million	DBSH Group 2002	2001
Cost, adjusted for unamortised premium and discount	**8,997**	9,197
Less: Provision for diminution in value (Note 28)	**–**	11
Net book value	**8,997**	9,186
Market value	**9,163**	9,197
Included in the above Singapore Government securities and treasury bills are as follows:		
Securities sold under repurchase agreements	**324**	63

25. TRADING SECURITIES

Trading securities include cash instruments, such as government and corporate debt and equity securities acquired and held principally for the purpose of selling them in the near term with the objective of generating gains on short-term differences in price. The cost less provision and market value of these investments at December 31, are as follows:

In S$'million	DBSH Group 2002	2001
Quoted		
Non-Singapore Government securities and treasury bills	**4,566**	6,031
Corporate debt securities	**4,052**	3,994
Equity securities	**727**	891
Total	**9,345**	10,916
Less: Provision for diminution in value (Note 28)	**97**	138
Net book value	**9,248**	10,778
Market value	**9,346**	10,821
Industry breakdown		
Manufacturing	**259**	299
Building and Construction	**396**	523
General Commerce	**26**	65
Transportation, Storage and Communications	**440**	470
Financial Institutions, Investment and Holding Companies	**2,730**	2,947
Others	**5,397**	6,474
Total net book value	**9,248**	10,778
Included in the above Non-Singapore Government securities and treasury bills are as follows:		
Securities sold under repurchase agreements	**3,183**	4,216

26. LOANS TO, AND BILLS RECEIVABLE FROM NON-BANK CUSTOMERS

In S$'million	DBSH Group 2002	DBSH Group 2001
Gross	**62,901**	70,649
Less: Specific provisions (Note 27)	**1,288**	1,422
General provisions (Note 27)	**904**	1,019
Net total	**60,709**	68,208
Including:		
Bills receivable	**1,574**	1,530
Loans	**59,135**	66,678
Net total	**60,709**	68,208
Industry breakdown		
Manufacturing	**5,856**	6,383
Building and Construction	**8,057**	10,227
Housing Loans	**21,910**	24,407
General Commerce	**5,707**	5,253
Transportation, Storage and Communications	**4,617**	6,103
Financial Institutions, Investment and Holding Companies	**3,626**	4,096
Professionals and Private Individuals (except Housing Loans)	**7,784**	8,373
Others	**5,344**	5,807
Gross total	**62,901**	70,649
Analysed by currency and fixed/variable rates		
Fixed rate		
Singapore dollar	**8,359**	12,370
Hong Kong dollar	**460**	778
US dollar	**1**	1
Thai Baht	**862**	941
Others	**1**	2
Sub-total	**9,683**	14,092
Variable rate		
Singapore dollar	**21,673**	21,539
Hong Kong dollar	**20,238**	22,741
US dollar	**7,333**	8,335
Thai Baht	**2,128**	2,092
Others	**1,846**	1,850
Sub-total	**53,218**	56,557
Total (Gross)	**62,901**	70,649

Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans. Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Included in loans and advances of DBSH Group is a loan of S$Nil (2001: S$45 million) extended to a company which is wholly owned by a substantial shareholder of DBSH.

27. PROVISION FOR POSSIBLE LOAN LOSSES AND INTEREST-IN-SUSPENSE

	DBSH Group			
In S$'million	Specific	General	Total	Interest-in-suspense
2002				
Balance at January 1	**1,422**	**1,019**	**2,441**	**163**
Utilisation/transfers during the year	**(527)**	**(47)**	**(574)**	**(82)**
Charge/(write-back) to profit and loss account (Note 11)	**401**	**(68)**	**333**	**–**
Interest (written off)/suspended during the year	**(8)**	**–**	**(8)**	**63**
Balance at December 31	**1,288**	**904**	**2,192**	**144**
2001				
Balance at January 1	1,141	1,002	2,143	58
On acquisition of subsidiary companies	335	195	530	92
Utilisation/transfers during the year	(275)	(114)	(389)	(120)
Charge/(write-back) to profit and loss account (Note 11)	226	(64)	162	–
Interest (written off)/suspended during the year	(5)	–	(5)	133
Balance at December 31	1,422	1,019	2,441	163

28. PROVISION FOR DIMINUTION IN VALUE OF OTHER ASSETS

	DBSH Group				
	Debt and equity securities		Fixed assets and others		
In S$'million	Specific	General	Specific & general	Total	Interest-in-suspense
2002					
Balance at January 1	**243**	**1**	**401**	**645**	**3**
Utilisation/transfers during the year	**(49)**	**2**	**144**	**97**	**(1)**
Charge to profit and loss account (Note 11)	**26**	**33**	**142**	**201**	**–**
Interest written-off during the year	**–**	**–**	**–**	**–**	**(1)**
Balance at December 31	**220**	**36**	**687**	**943**	**1**
Specific and general provisions are in respect of the following:					
Singapore Government securities and treasury bills (Note 24)	**–**	**–**	**–**	**–**	
Trading securities (Note 25)	**96**	**1**	**–**	**97**	
Investment securities (Note 29)	**124**	**35**	**–**	**159**	
Fixed assets (Note 33)	**–**	**–**	**303**	**303**	
Other banking risks [(a)]	**–**	**–**	**158**	**158**	
Other assets [(b)]	**–**	**–**	**226**	**226**	
	220	**36**	**687**	**943**	

(a) Provision for other banking risks include specific provisions and general provisions made against inter-bank loans or contingent items.

(b) Includes provisions set aside in respect of foreclosed properties in DTDB.

	DBSH Group				
	Debt and equity securities		Fixed assets and others		
In S$'million	Specific	General	Specific & general	Total	Interest-in-suspense
2001					
Balance at January 1	126	2	258	386	2
On acquisition of subsidiary companies	36	–	53	89	–
Utilisation/transfers during the year	(24)	–	(23)	(47)	–
Charge/(write-back) to profit and loss account (Note 11)	105	(1)	113	217	–
Interest suspended during the year	–	–	–	–	1
Balance at December 31	243	1	401	645	3
Specific and general provisions are in respect of the following:					
Singapore Government securities and treasury bills (Note 24)	11	–	–	11	
Trading securities (Note 25)	137	1	–	138	
Investment securities (Note 29)	95	–	–	95	
Fixed assets (Note 33)	–	–	213	213	
Other banking risks [a]	–	–	125	125	
Other assets	–	–	63	63	
	243	1	401	645	

(a) Provision for other banking risks include specific provisions and general provisions made against inter-bank loans or contingent items.

29. INVESTMENT SECURITIES

	DBSH Group	
In S$'million	**2002**	2001
Quoted securities		
– Equity securities	**95**	8
– Corporate debt securities	**7,356**	4,011
– Non-Singapore Government Securities & Treasury Bills	**1,209**	–
Unquoted equity securities	**464**	476
	9,124	4,495
Less: Provision for diminution in value (Note 28)	**159**	95
Total net book value	**8,965**	4,400
Market value of quoted securities	**8,711**	3,991
Industry breakdown		
Building and Construction	**211**	109
Financial Institutions, Investment and Holding Companies	**6,021**	3,360
General Commerce	**10**	2
Manufacturing	**130**	29
Transportation, Storage and Communications	**1,011**	199
Others	**1,582**	701
Total net book value	**8,965**	4,400

30. OTHER ASSETS

In S$'million		DBSH Group 2002		2001
Accrued interest receivable [a]		**905**		1,111
Balances arising from revaluation of financial instruments (Note 37)	**7,383**		2,867	
Less: Valuation adjustments	**111**	**7,272**	102	2,765
Deposits and prepayments		**268**		436
Foreclosed properties		**155**		325
Clients' monies receivable from securities business		**276**		286
Sundry debtors and others		**1,026**		742
Total		**9,902**		5,665

(a) Accrued interest receivable is net of interest-in-suspense (Notes 27 and 28).

Included in deposits and prepayments at December 31, 2002, was an amount of S$101 million (2001: S$148 million) relating to an advance placed in a trust. The trust is for the purchase of shares in connection with the DBSH Performance Share Plan and the DBSH Employee Share Plan (Note 14). The advance at December 31, 2002 had been written down to its recoverable amount determined using a dividend-discounted model. The impairment charge to the profit and loss account in 2002 amounting to S$23 million represents the shortfall in the value of shares held in the trust when compared against the purchase cost of the shares.

In 2002, a provision of S$148 million was set aside at DBSH Group level in respect of foreclosed properties in DTDB. In 2001, a provision of S$145 million of a similar nature was included in "Total Cumulative Provisions" under Note 38.2.4.4.

Valuation adjustments includes bid-offer spread adjustments made to mark all long positions to bid prices and short positions to offer prices; liquidity reserves to reflect possible price adjustments to the market values to liquidate certain material positions held by the Group; and model risk reserves for positions where the models used may be a proxy or there may be numerical uncertainty within certain ranges. (Note 2.14.3).

31. SUBSIDIARY COMPANIES

31.1 At December 31, directly owned subsidiary companies of DBSH are as follows:

In S$'million	DBSH 2002	2001
Unquoted equity shares, at cost	**6,731**	5,214
Amounts due from subsidiary companies (Note 31.7)	**216**	375
Total	**6,947**	5,589

31.2 Details of directly owned subsidiary companies of DBSH at December 31, are as follows:

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBSH Directly 2002	Directly 2001	Indirectly 2002	Indirectly 2001	Cost of investment held by DBSH 2002	2001
			%	%	%	%	S$'million	S$'million
Unquoted								
The Development Bank of Singapore Ltd	Singapore	Commercial banking and financial services	**100**	100	–	–	**6,726**	5,209
ICS Reinsurance Pte Ltd ("ICS Re")[b]	Singapore	Dormant	**41.3**	41.3	**10.2**	10.2	–[a]	–[a]
Reinsurance Management Corporation of Asia (Pte) Ltd	Singapore	Management of reinsurance companies	**20**	20	**60**	60	–[a]	–[a]
RMCA Holdings Pte Ltd	Singapore	Investment holding and management of reinsurance companies	**100**	100	–	–	**5**	5
The Insurance Corporation of Singapore (UK) Limited ("ICS UK")[b] *(Under liquidation)*	United Kingdom	Dormant	**98**	98	–	–	–[a]	–[a]
Total							**6,731**	5,214

(a) Amount under S$500,000

(b) The results of these subsidiary companies are not consolidated into DBSH Group's consolidated financial statements as the reinsurance portfolios of ICS Re are under a court-approved scheme of arrangement and ICS UK is in provisional liquidation.

31.3 The indirectly owned subsidiary companies of DBSH at December 31 are as follows:

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2002	DBS Bank 2001	Other DBSH's subsidiaries 2002	Other DBSH's subsidiaries 2001	Cost of investment held by DBSH's subsidiaries 2002	2001
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'million	S$'million
Quoted								
DBS Thai Danu Bank Public Company Limited [b] (Market value: 2002: S$232 million 2001: S$278 million)	Thailand	Commercial banking and financial services	**51.7**	51.7	–	–	–[a]	–[a]
Unquoted								
DBS Asia Ltd [b]	Hong Kong	Financial services and investment holding	**100**	100	–	–	–[c]	–[c]
DBS Asia Capital Limited [b]	Hong Kong	Corporate finance and advisory services	**100**	100	–	–	**22**	24
DBS Asset Management Ltd	*Singapore*	*Investment management services and unit trusts*	**100**	100	–	–	**4**	4
DBS Asset Management (United States) Pte Ltd	Singapore	Investment management services	–	–	**100**	100	–[c]	–[c]
DBS Asset Management (Hong Kong) Ltd [b]	Hong Kong	Investment management services	–	–	**100**	100	**3**	3
DBS Asset Management (Cayman) Limited [b]	*Cayman Island*	*Investment management services*	–	–	**100**	100	–[c]	–[c]
DBS Card Centre Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	**8**	8
DBS Capital Funding Corporation	Cayman Island	Special purpose vehicle for capital raising	**100**	100	–	–	–[c]	–[c]
DBS Capital Investments Ltd	Singapore	Venture capital investments	**100**	100	–	–	**18**[d]	18[d]

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2002	Interest held by DBS Bank 2001	Interest held by Other DBSH's subsidiaries 2002	Interest held by Other DBSH's subsidiaries 2001	Cost of investment held by DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2001
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'million	S$'million
DBS China Square Ltd	Singapore	Property investment holding	**70**	70	**–**	–	**160[e]**	160[e]
DBS Computer Services Pte Ltd	Singapore	Computer services and IT consultancy	**100**	100	**–**	–	**–[a]**	–[a]
DBS Diamond Holdings Ltd	Bermuda	Investment holding	**100**	71.6	**–**	–	**10,713**	7,157
Dao Heng Bank Group Limited [b]	Bermuda/ Hong Kong	Investment holding	**–**	–	**100**	100	**9,445**	10,059
Dao Heng Bank Trustee (BVI) Limited [b]	British Virgin Islands	Trustee services	**–**	–	**100**	100	**–[c]**	–[c]
Dao Heng Capital (BVI) Limited [b]	British Virgin Islands	Dormant	**–**	–	**100**	100	**–[c]**	–[c]
Dransfield Resources Limited [b]	British Virgin Islands /United Kingdom	Property investment	**–**	–	**100**	100	**–[c]**	–[c]
Dao Heng Assurance Limited [b] (Note 31.5.1)	Hong Kong	Insurance	**–**	–	**–**	100	**–**	36
Dao Heng Bank Limited [b]	Hong Kong	Commercial banking and financial securities	**–**	–	**100**	100	**1,289**	1,373
Dao Heng Bank Trustee Limited [b]	Hong Kong	Trustee services	**–**	–	**100**	100	**1**	1
Dao Heng Bullion Limited [b]	Hong Kong	Bullion broking	**–**	–	**100**	100	**–[c]**	–[c]
Dao Heng Corporate Services Limited [b]	Hong Kong	Investment holding and corporate services	**–**	–	**100**	100	**–[c]**	–[c]
Dao Heng Finance Limited [b]	Hong Kong	Finance company	**–**	–	**100**	100	**8**	8
DHB Limited [b]	Hong Kong	Investment holding	**–**	–	**100**	100	**18**	19
EFI Nominees Limited [b]	Hong Kong	Dormant	**–**	–	**100**	100	**–[c]**	–[c]
Hang Lung Bank (Nominee) Limited [b]	Hong Kong	Nominee services	**–**	–	**100**	100	**–[c]**	–[c]
Hang Lung Godown Company Limited [b]	Hong Kong	Property holding	**–**	–	**100**	100	**1**	1
Kenson Asia Ltd [b]	Hong Kong	Dormant	**–**	–	**100**	100	**–[c]**	–[c]
Kingly Management Ltd [b]	Hong Kong	Dormant	**–**	–	**100**	100	**–[c]**	–[c]
OTB Card Company Limited [b]	Hong Kong	Property investment	**–**	–	**100**	100	**17**	18
OTB International Factors Limited [b]	Hong Kong	Dormant	**–**	–	**100**	100	**2**	2
O.T.B. Investment Limited [b]	Hong Kong	Investment holding	**–**	–	**100**	100	**–[c]**	–[c]
OTB Property Management Limited [b]	Hong Kong	Property management	**–**	–	**100**	100	**–[c]**	–[c]
OTB Services Limited [b]	Hong Kong	Provision of consultancy services	**–**	–	**100**	100	**1**	1
Overseas Trust Bank Limited [b]	Hong Kong	Commercial banking and financial services	**–**	–	**100**	100	**864**	920
Overseas Trust Bank Nominees Limited [b]	Hong Kong	Nominee services	**–**	–	**100**	100	**–[c]**	–[c]
Ting Hong Nominees Limited [b]	Hong Kong	Nominee services	**–**	–	**100**	100	**–[c]**	–[c]
Worldson Services Ltd [b]	Hong Kong	Dormant	**–**	–	**100**	100	**–[c]**	–[c]
Dao Heng Trustee (Jersey) Limited [b]	Jersey	Corporate services	**–**	–	**100**	100	**–[c]**	–[c]
Benchmark Farm Finance (Four) Limited [b] (To be liquidated in 2003)	United Kingdom	Dormant	**–**	–	**100**	100	**–[a]**	–[a]

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2002	Interest held by DBS Bank 2001	Interest held by Other DBSH's subsidiaries 2002	Interest held by Other DBSH's subsidiaries 2001	Cost of investment held by DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2001
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'million	S$'million
Dao Heng London plc [b] (To be liquidated in 2003)	United Kingdom	Dormant	–	–	**100**	100	–[a]	–[a]
Dao Heng Nominees Limited [b] (To be liquidated in 2003)	United Kingdom	Dormant	–	–	**100**	100	–[a]	–[a]
JT Administration Limited [b]	British Virgin Islands /Hong Kong	Dormant	–	–	**100**	100	–[c]	–[c]
Market Success Limited [b]	British Virgin Islands /Hong Kong	Dormant	–	–	**100**	100	–[c]	–[c]
DHJ Management Limited [b]	British Virgin Islands /Hong Kong	Dormant	–	–	**100**	100	–[c]	–[c]
DBS Factors Pte Ltd	Singapore	Dormant	**100**	100	–	–	**5**	5
DBSF Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	**7**	7
DBSF Investments Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	17	17
DBS Finance Nominees Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	–[c]	–[c]
DBS Forex Centre Philippines, Inc. [b] (Under liquidation)	Philippines	Dormant	**100**	100	–	–	–[c]	–[c]
DBS Group Holdings (Hong Kong) Ltd	Bermuda	Investment holding	**100**	87.3	–	–	**940**	728
DBS Kwong On Bank Limited [b]	Hong Kong	Commercial banking and financial services	–	–	**100**	100	**719**	897
DBS Kwong On Bank (Nominees) Limited [b]	Hong Kong	Nominee services	–	–	**100**	100	–[c]	–[c]
DBS Kwong On Finance Limited [b]	Hong Kong	Deposit-taking finance company	–	–	**100**	100	**6**	6
DBS Kwong On Futures Limited [b]	Hong Kong	Dormant	–	–	**100**	100	**1**	1
DBS Kwong On Insurance Company Limited [b] (Note 31.5.1)	Hong Kong	Insurance company	–	–	–	100	–	2
DBS Kwong On Property Agency Company Limited [b] (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	–
DBS Kwong On Securities Limited [b]	Hong Kong	Dormant	–	–	**100**	100	**3**	4
DBS Nominees Pte Ltd	Singapore	Nominee services	**100**	100	–	–	–[c]	–[c]
DBS Pte Ltd (Liquidated)	Singapore	Dormant	–	100	–	–	–	25
DBS Trustee Ltd	Singapore	Trustee services	**20**	20	**80**	80	**3**	–[c]
DBS Vickers Securities Holdings Pte Ltd	Singapore	Investment holding	**59.5**	59.5	–	–	**323**	418
Ballas Nominees (Private) Limited (Under liquidation)	Singapore	Dormant	–	–	**100**	100	–[c]	–[c]
DBS Securities Holding Pte Ltd	Singapore	Investment holding	–	–	**100**	100	**285**	285
DBS Vickers Securities Malaysia Pte Ltd (formerly known as DBS Securities Malaysia Pte Ltd)	Singapore	Investment holding	–	–	**100**	100	**17**	17
DBS Trading Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	–[c]	18
DBS Vickers Research Singapore Pte Ltd	Singapore	Investment advisory services	–	–	**100**	100	–[c]	–[c]
DBS Vickers Securities Nominees (Singapore) Pte Ltd	Singapore	Nominee services	–	–	**100**	100	–[c]	–[c]

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2002	Interest held by DBS Bank 2001	Interest held by Other DBSH's subsidiaries 2002	Interest held by Other DBSH's subsidiaries 2001	Cost of investment held by DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2001
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'million	S$'million
DBS Vickers Securities (Singapore) Pte Ltd	Singapore	Securities and futures broker	–	–	**100**	100	**25**	25
First Independent Insurance Brokerage Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**–(c)**	–(c)
J Ballas Trading Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**–(c)**	–(c)
Vickers Ballas & Co. Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**65**	142
Vickers Ballas Asset Management Pte Ltd	Singapore	Fund management	–	–	**100**	100	**1**	1
Vickers Ballas Futures Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**1**	7
Vickers Ballas Investment Research Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**–(c)**	–(c)
Vickers Ballas Nominees Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**–(c)**	–(c)
Vernant Assets Limited (Under liquidation)	Singapore	Dormant	–	–	**100**	100	**–(c)**	–(c)
DBS Vickers Research (Malaysia) Sdn Bhd (b)	Malaysia	Investment advisory services	–	–	**100**	100	**1**	1
DBS–Capital Trust Securities India Pvt Ltd (b) (Note 31.5.2)	India	Securities broker	–	–	**–**	75	**–**	7
Vickers Ballas Hong Kong Holdings Ltd (b) (Under liquidation)	Bermuda/ Hong Kong	Dormant	–	–	**100**	100	**–(c)**	–(c)
Oriental Hearts International Limited (b) (Liquidated)	British Virgin Islands /Hong Kong	Investment holding	–	–	**–**	100	**–**	–(c)
Pan Shine Investments Limited (b) (Liquidated)	British Virgin Islands /Hong Kong	Investment holding	–	–	**–**	100	**–**	–(c)
DBS Futures Hong Kong Ltd (b) (Under liquidation)	Hong Kong	Dormant	–	–	**100**	100	**2**	2
DBS Securities Nominees (HK) Ltd (b) (Under liquidation)	Hong Kong	Dormant	–	–	**100**	100	**–(c)**	–(c)
DBS Vickers Futures (Hong Kong) Limited (b)	Hong Kong	Futures broker	–	–	**100**	100	**8**	8
DBS Vickers (Hong Kong) Limited (b)	Hong Kong	Securities broker	–	–	**100**	100	**72**	72
DBS Vickers Securities (Hong Kong) Ltd (b)	Hong Kong	Securities broker	–	–	**100**	100	**42**	42
DBS Vickers Securities Nominees (Hong Kong) Limited (b)	Hong Kong	Nominee services	–	–	**100**	100	**–(c)**	–(c)
J. Ballas (Hong Kong) Company Limited (b) (Under liquidation)	Hong Kong	Dormant	–	–	**100**	100	**1**	1
Vickers Ballas (B.V.I) Holdings Limited (b) (Under liquidation)	British Virgin Islands /Hong Kong	Dormant	–	–	**100**	100	**–(c)**	–(c)
Vickers Ballas Capital Limited (b) (Under liquidation)	Hong Kong	Dormant	–	–	**100**	100	**–(c)**	–(c)
Vickers Ballas Consultancy Services Limited (b)	Hong Kong	Advisory and consultancy services	–	–	**100**	100	**–(c)**	–(c)
Vickers Ballas Hong Kong Securities Ltd (b) (Under liquidation)	Hong Kong	Dormant	–	–	**100**	100	**3**	3

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank		Interest held by Other DBSH's subsidiaries		Cost of investment held by DBSH's subsidiaries	
			2002	2001	**2002**	2001	**2002**	2001
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'million	S$'million
Vickers Ballas Investment Management Limited [b]	Hong Kong	Direct investment and investment advisory services	–	–	**100**	100	–[a]	2
Vidasia Nominees Limited (Under liquidation) [b]	Hong Kong	Dormant	–	–	**100**	100	–[c]	–[c]
DBS Securities Philippines, Inc [b] (Under liquidation)	Philippines	Dormant	–	–	**100**	100	**11**	11
DBS Vickers Securities (Phils.), Inc. [b] (Under liquidation)	Philippines	Dormant	–	–	**100**	100	**10**	10
DBS Vickers Securities (Thailand) Co Ltd [b]	Thailand	Securities broker	–	–	**100**	100	**82**	82
DBS Vickers Securities (UK) Ltd [b]	United Kingdom	Securities broker	–	–	**100**	100	–[c]	–[c]
DBS Vickers Securities (USA), Inc [b]	United States	Securities broker	–	–	**100**	100	**4**	3
Vickers Ballas (UK) PLC [b] (Under liquidation)	United Kingdom	Dormant	–	–	**100**	100	**1**	1
PT DBS Securities Indonesia [b]	Indonesia	Dormant	–	–	**75**	75	**9**	14
PT DBS Vickers Securities (Indonesia) [b]	Indonesia	Securities broker	–	–	**75**	75	**6**	6
NDC Capital Holdings Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	**56**	56
POSB Computer Services Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	**9**	9
PT Bank DBS Indonesia [b]	Indonesia	Commercial banking and financial services	**99**	99	–	–	**60**	38
Singapore Factory Development Ltd (Under liquidation)	Singapore	Dormant	**100**	100	–	–	**5**	6
Singapore Bankers Club Pte Ltd (Liquidated)	Singapore	Dormant	–	100	–	–	–	–[a]
Thai Danu-DBS Co Ltd [b] (Liquidated)	Thailand	Dormant	–	49	–	51	–	1

(a) Written down to zero value.

(b) Audited by associated firms of PricewaterhouseCoopers, Singapore.

(c) Amount under S$500,000.

(d) Included cost of investment in preference shares held amounting to S$18 million.

(e) Included cost of investment in preference shares held amounting to S$74 million.

31.4 CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

DBSH Group consolidated certain entities in substance, in accordance with the Interpretation of Statement of Accounting Standard (INT 5): Consolidation – Special Purpose Entities ("SPEs") although these entities are not legally owned by DBSH Group.

This is due to the fact that:

(a) In substance, DBSH or its subsidiary companies retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities; or

(b) In substance, the activities of the SPE are being conducted on behalf of DBSH or its subsidiary companies according to its specific business needs.

The consolidated SPEs, together with the share of total assets at December 31 are as follows:

Name of entity	Country of entity	DBSH Group Share of total assets 2002	2001
		S$'million	S$'million
Singa Secured Assets Limited	Singapore	**947**	1,042
ALCO 1 Limited	Cayman Islands	**225**	224
Tampines Assets Limited	Singapore	**162**	160
The Dragon Partnerships	Hong Kong	**129**[b]	348
New Heights Investment Limited	Cayman Islands	**57**	Not significant
The Preferred Shares – Subordinated Debentures of DBS Thai Danu Plc. Fund	Thailand	**Not significant**	Not significant
Vanda Secured Assets Limited	Singapore	**Not significant**	Not significant
Contract Collections Inc. [a]	United States of America	**Not significant**	Not significant
Panthers Limited Partnership [a]	United States of America	**Not significant**	Not significant

(a) Under liquidation

(b) The SPE's borrowings are secured by the assets of the company.

None of the above entities are material to DBSH Group's profit and loss account.

31.5 ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

31.5.1 On June 6, 2002, Dao Heng Bank Group Limited ("DHG"), an indirect 71.6% owned subsidiary company of DBSH, and DBS Kwong On Bank Limited ("DKOB"), an indirect wholly owned subsidiary company of DBSH, under a conditional sale and purchase agreement, disposed their wholly owned insurance subsidiary companies, Dao Heng Assurance Ltd and DBS Kwong On Insurance Ltd, to Commercial Union International Holdings Limited for a total cash consideration of HK$295 million (S$66 million) and HK$31 million (S$7 million) respectively. The net attributable tangible assets of Dao Heng Assurance Ltd and DBS Kwong On Insurance Ltd at the date of disposal were HK$142 million (S$32 million) and HK$31 million (S$7 million) respectively. On completion of the sale, Dao Heng Assurance Ltd and DBS Kwong On Insurance Ltd have ceased to be subsidiary companies of DBSH Group.

As part of this transaction, DHG Group also entered into a Life Insurance Bancassurance Distribution Agreement and a General Insurance Bancassurance Distribution Agreement (the "Agreements") with Aviva Ltd (formerly known as CGNU International Insurance PLC ("CGNU")). Under the Agreements, DHG Group entered into an exclusive arrangement to distribute CGNU life and general insurance products throughout its banking network in Hong Kong. The term of the Agreements is ten years.

The difference between the consideration received and the fair value of the assets and liabilities disposed will be recognised over the term of the Agreements as commission income to offset the costs incurred to meet DHG Group's obligations and responsibilities over the life of the Agreements, including the provision of employees, IT and other resources.

31.5.2 On October 8, 2002, DBS Vickers Securities Holdings Pte Ltd, an indirect 59.5% owned subsidiary company of DBSH, disposed its 75% equity stake in DBS Capital Trust Securities India Pvt Ltd ("DBS CT") for a total cash consideration of INR107 million (S$4 million). The net attributable tangible assets of DBS CT at the date of disposal was INR144 million (S$5 million). On completion of the sale, DBS CT has ceased to be a subsidiary company of DBSH Group.

31.5.3 During the financial year, indirect subsidiary companies liquidated include DBS Pte Ltd, Thai Danu–DBS Co Ltd, Singapore Bankers Club Pte Ltd, Oriental Hearts International Limited, Pan Shine Investments Limited, and DBS Kwong On Property Agency Company Limited.

31.6 ACQUISITION OF ADDITIONAL INTEREST IN SUBSIDIARY COMPANIES

31.6.1 DBS Diamond Holdings Ltd

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd ("DDH"). Under the Call Option, DBS Bank had the right to require each DDH minority shareholder to sell his shares in DDH, by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share. The financial statements of DBSH Group at December 31, 2002 took into account the effect of the exercise of the Call Option, and reflected an increase in DBS Bank's equity interest in DDH from 71.6% to 100%.

Goodwill arising from the acquisition of the remaining 28.4% interest in DDH amounted to S$2,684 million. This was computed based on the difference between the total consideration paid of S$3,555 million and DBS Bank's 28.4% interest in the fair values of identifiable assets and liabilities of DDH Group of S$871 million at the same date. The goodwill will be amortised over a period of 19 years from January 2003.

31.6.2 DBS Group Holdings (Hong Kong) Ltd

On May 7, 2002, DBS Bank acquired the remaining 12.7% of DBS Group Holdings (Hong Kong) Ltd ("DBSG HK") held by minority shareholders. DBSG HK owns all the issued share capital of DBS Kwong On Bank Limited ("DKOB"). The total consideration paid for the acquisition was HK$907 million (S$212 million). The consideration comprised 15,135,535 new DBSH ordinary shares of par value S$1.00 each at an issue price of S$13.92 per DBSH ordinary share, and cash consideration of HK$4 million (S$1 million). Upon completion of the transaction, DBSH's effective equity interest in DBSG HK increased from 87.3% to 100%.

Goodwill arising from the acquisition of the remaining 12.7% interest in DBSG HK amounted to S$83 million. This was computed based on the difference between the total consideration paid of S$212 million and DBS Bank's 12.7% interest in the fair values of identifiable assets and liabilities of DBSG HK Group of S$129 million at the same date. The goodwill is amortised over a period of 17 years from May 2002.

31.7 AMOUNTS OWING BY SUBSIDIARY COMPANY

These amounts comprise deposits with a subsidiary company.

31.8 FAIR VALUES OF ASSETS AND LIABILITIES OF SUBSIDIARY COMPANIES DISPOSED

The fair values of assets and liabilities of subsidiary companies disposed during the year are as follows:

In S$'million	DBSH Group 2002	2001
Fixed assets	**5**	93
Other assets	**46**	838
Other liabilities	**(5)**	(638)
	46	293
Less: Minority interests	**2**	–
Adjusted net attributable assets	**44**	293
Add: Profit on disposal of subsidiary companies	**33**	156
Proceeds from disposal	**77**	449
Less: Cash and bank balances in subsidiary companies disposed	**45**	84
Net cash inflow from disposal of subsidiary companies	**32**	365

32. ASSOCIATED AND JOINT VENTURE COMPANIES

32.1 The investments in associated and joint venture companies at December 31 are as follows:

In S$'million	DBSH Group 2002	2001
Quoted equity securities at cost	**1,220**	1,214
Unquoted equity securities at cost	**44**	47
	1,264	1,261
Less: Goodwill arising from equity accounting	**837**	838
	427	423
Add: Net exchange translation adjustments during the year	**(22)**	7
Group's share of post acquisition retained profits and reserves of associated companies, net of dividends received arising from equity accounting	**116**	128
	521	558
Market value of quoted equity securities	**460**	706

32.2 At December 31, the net tangible asset values ("NTA") and market values of the quoted equity investments in associated companies of DBSH Group for which equity accounting was applied are as follows:

	DBSH Group			
	2002		2001	
In S$'million	NTA	Market value	NTA	Market value
Held by subsidiary companies				
Bank of the Philippine Islands	**350**	**424**	369	655
Hwang–DBS (Malaysia) Bhd	**63**	**36**	63	51
Total	**413**	**460**	432	706

32.3 The associated companies held by DBSH and its subsidiary companies at December 31 are as follows:

Associated companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries 2002	2001
Quoted				
Held by DBS Bank				
Bank of the Philippine Islands	The Philippines	Commercial banking and financial services	**20.8**	20.8
Held by other subsidiary companies				
Hwang–DBS (Malaysia) Bhd	Malaysia	Investment holding	**23.1**	23.3
Unquoted				
Held by DBSH				
RMCA Reinsurance Limited [(a)]	Singapore	Investment holding	**30.0**	30.0
Held by DBS Bank				
Clearing and Payment Services Pte Ltd	Singapore	Provides service infrastructure for clearing payment and settlement of financial transactions	**33.3**	33.3
Fujitec Singapore Corporation Ltd	Singapore	Manufactures elevators, escalators and related components	**26.3**	26.0
Network for Electronic Transfers (Singapore) Pte Ltd	Singapore	Electronic funds transfer	**33.3**	20.0
Orix Leasing Singapore Ltd	Singapore	Lease and hire–purchase financing of equipment	**30.0**	30.0
Spray's Shipping Pte Ltd	Singapore	Dormant	**–**	26.0
Venture Investment Management (S) Pte Ltd	Singapore	Investment management services	**24.5**	24.5
Yamaha Music (Asia) Pte Ltd	Singapore	Distributor and retailer of all kinds of musical instruments, operator and franchise of music schools	–	20.0
Investment and Capital Corporation of the Philippines	The Philippines	Financial services	**20.0**	20.0
Nextmall Holdings Corporation	Cayman Islands	Supermarket (Venture capital investment)	**27.3**	–
Held by other subsidiary companies				
Asia Converge Pte Ltd	Singapore	Securities transaction processing	**39.0**	39.0
Singapore Africa Investment Management Pte Ltd	Singapore	Investment management	**30.0**	30.0
Southern Africa Investment Pte Ltd	Singapore	Venture capital investment	**25.0**	25.0
Singapore Consortium Investment Management Ltd	Singapore	Investment management services	**33.3**	20.0

Associated companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries 2002	2001
Held by other subsidiary companies				
Transtech Capital Investment I Ltd	Singapore	Venture capital investment	–	41.5
Venture Investment Management II Ltd	Singapore	Investment manager for venture capital	**30.0**	30.0
Transtech Venture Management Pte Ltd	Singapore	Investment manager for venture capital	**40.0**	40.0
Hwang–DBS Unit Trust Berhad	Malaysia	Investment management services	**30.0**	30.0
Olympia Thailand [(b)]	Thailand	Wholesale and retail	**26.9**	–
Thailand Carpet Manufacturing Public Company Limited [(b)]	Thailand	Carpet manufacturer	**40.5**	46.0

(a) The associated company is under a court–approved scheme of arrangement. Consequently, equity accounting was not applied for this associated company.

(b) The investment in this associated company was acquired as a result of debt restructuring, and is not intended to be a long–term investment. Consequently, equity accounting was not applied for this associated company.

32.4 *The joint venture companies indirectly held by DBSH at December 31 are as follows:*

Joint venture companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries 2002	2001
Held by DBS Bank				
Ayala DBS Holdings Inc.	The Philippines	Investment holding	**40.0**	40.0
Integrated Payment Venture Pte Ltd	Singapore	Dormant	**50.0**	–
Held by other subsidiary companies				
DBS TD Waterhouse Holdings Pte Ltd	Singapore	Investment holding	**50.0**	50.0
The Payment Solutions Company	Singapore	To design, develop, implement and maintain internet–based payment gateway	–	50.0
Hutchison Dao Heng Card Limited	British Virgin Islands	Provision of agency services for credit card business	**50.0**	50.0

32.4.1 On January 11, 2002, DBS Computer Services Pte Ltd, a wholly owned subsidiary company of DBS Bank, disposed the whole of its investment of 1,250,000 ordinary shares of S$1.00 each in the joint venture, The Payment Solutions Company Pte Ltd, for a cash consideration of S$5.4 million.

32.4.2 On February 4, 2002, DBS Bank, a wholly owned subsidiary company of DBSH, established a joint venture company, Integrated Payment Venture Pte Ltd, with Singapore Telecom International Pte Ltd. The joint venture company has an authorised capital of S$100,000 divided into 100,000 ordinary shares of par value S$1.00 each and an issued and paid up share capital of S$2.00 fully paid.

32.4.3 DBSH Group's share of the income and expenses, assets employed and liabilities incurred by the joint venture companies at December 31 is as follows:

In S$'million	DBSH Group **2002**	2001
Profit and loss		
Share of income	**37**	23
Share of expenses	**(42)**	(21)
Balance sheet		
Non–current assets	**4**	98
Current assets	**298**	126
Current liabilities	**75**	90
Non–current liabilities	**195**	9
Off balance sheet		
Contingent liabilities	**–**	–
Commitments	**–**	–

33. FIXED ASSETS

33.1 Net book values at December 31, at cost less accumulated depreciation, and movements during the year are as follows:

In S$'million	Leasehold properties [a]	Freehold properties	Total properties	Equipment, furniture and other assets	Total
Cost					
Balance at January 1, 2002	**2,511**	**221**	**2,732**	**644**	**3,376**
Additions	**32**	**2**	**34**	**78**	**112**
Disposals	**(98)**	**(58)**	**(156)**	**(120)**	**(276)**
Exchange differences	**(75)**	**(5)**	**(80)**	**(21)**	**(101)**
Balance at December 31, 2002	**2,370**	**160**	**2,530**	**581**	**3,111**
Accumulated depreciation					
Balance at January 1, 2002	**257**	**31**	**288**	**215**	**503**
Depreciation charge (Note 10.1)	**62**	**4**	**66**	**106**	**172**
Disposals	**(13)**	**(8)**	**(21)**	**(86)**	**(107)**
Exchange differences	**(12)**	**3**	**(9)**	**(12)**	**(21)**
Balance at December 31, 2002	**294**	**30**	**324**	**223**	**547**
Less: Provision for diminution in value (Note 28)	**(290)**	**(13)**	**(303)**	**#**	**(303)**
Net book value at December 31, 2002	**1,786**	**117**	**1,903**	**358**	**2,261**
Market value at December 31, 2002	**2,259**	**131**	**2,390**	**–**	**2,390**
Cost					
Balance at January 1, 2001	1,623	303	1,926	628	2,554
Additions	2	4	6	178	184
Disposals	(153)	(99)	(252)	(257)	(509)
On acquisition of subsidiary companies	839	7	846	86	932
On consolidation of SPE	180	–	180	–	180
Exchange differences	20	6	26	9	35
Balance at December 31, 2001	2,511	221	2,732	644	3,376
Accumulated depreciation					
Balance at January 1, 2001	261	34	295	364	659
Depreciation charge (Note 10.1)	56	4	60	109	169
Disposals	(64)	(7)	(71)	(262)	(333)
Exchange differences	4	#	4	4	8
Balance at December 31, 2001	257	31	288	215	503
Less: Provision for diminution in value (Note 28)	(197)	(13)	(210)	(3)	(213)
Net book value at December 31, 2001	2,057	177	2,234	426	2,660
Market value at December 31, 2001	2,599	204	2,803	–	2,803

Amount under S$500,000

(a) Include collaterals of secured borrowings. Please refer to Notes 19.1(a) and 19.2(g).

33.2 The net book values of DBS Building Tower Two and PWC Building, being investment properties held for the purpose of generating rental income, at December 31, 2002 are S$207 million (2001: S$219 million) and S$350 million (2001: S$378 million) respectively. Their market values are independently appraised at S$400 million (2001: S$460 million) and S$350 million (2001: S$378 million) respectively.

34. GOODWILL

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

Set out below is the carrying value after an assessment for impairment of goodwill has been performed:

In S$'million	DBSH Group 2002	2001
Goodwill arising on consolidation		
Unamortised balance at January 1		
As previously reported	**5,124**	–
Restatement arising from SAS 12	**81**	–
	5,205	–
Acquisition of subsidiary companies [(a)]	**2,767**	5,338
Amortisation for the year (Note 10)	**(278)**	(133)
Unamortised balance at December 31	**7,693**	5,205

Comprising: S$'million	Date of Acquisition	Amortisation Period	Unamortised balance at December 31 2002	2001	Charge to Profit and Loss Account 2002	2001
At DBS Bank level						
DBS Diamond Holdings Ltd			**7,521**	5,099	**261**	131
	June 29, 2001	20 years	**4,837**	5,099	**261**	131
	January 10, 2003 [(b)]	19 years	**2,684**	–	–	–
DBS Vickers Securities Holdings Pte Ltd	September 12, 2001	5 / 10 years	**92**	106	**14**	2
DBS Group Holdings (Hong Kong) Ltd	May 7, 2002 [(b)]	17 years	**80**	–	**3**	–
			7,693	5,205	**278**	133
Included in DBS Vickers Securities Holdings Pte Ltd						
Lum Chang Securities Pte Ltd		5 years	**7**	11	**2**	#
DBS Securities Holding Pte Ltd [(c)]		5 years	**11**	12	**2**	#
			18	23	**4**	#

Amount under S$500,000

(a) Include the goodwill on acquisition of DBS Diamond Holdings Limited S$2,684 million (2001: S$5,230 million), DBS Group Holdings (Hong Kong) Limited S$83 million (2001: NIL) and Vickers Ballas Holdings Limited NIL (2001: S$98 million).

(b) Refers to the goodwill arising from the purchase of minority shareholding in DBS Diamond Holdings Ltd and DBS Group Holdings (Hong Kong) Limited.

(c) Eliminated at Group's level.

35. CONTINGENT LIABILITIES

DBSH Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Nature of instruments

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. DBSH Group expects most acceptances to be presented, but reimbursement by the customer is usually immediate. Endorsements are residual liabilities of DBSH Group in respect of bills of exchange which have been paid and subsequently rediscounted.

Guarantees, performance bonds and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As DBSH Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

35.1 The amounts outstanding at December 31 comprise the following:

In S$ million	DBSH Group	
	2002	2001
Acceptances on account of customers	**305**	302
Guarantees on account of customers	**4,363**	4,642
Endorsements and other obligations on account of customers		
Letters of credit	**1,968**	1,605
Others	**372**	253
Other contingent items	**268**	102
Total	**7,276**	6,904
Industry breakdown		
Manufacturing	**1,539**	2,047
Building and Construction	**485**	701
General Commerce	**1,591**	1,796
Transportation, Storage and Communications	**406**	618
Financial Institutions, Investment and Holding Companies	**970**	370
Professionals and Private Individuals (except Housing Loans)	**984**	300
Others	**1,301**	1,072
Total	**7,276**	6,904

35.2 On November 12, 2002, DBS Bank, a wholly owned subsidiary company of DBSH, entered into a ten-year outsourcing agreement with IBM with respect to the provision of information technology and related support to DBSH Group's operations in Singapore and Hong Kong. As with all similar market standard arrangements, there are various termination clauses contained within the agreement that under certain circumstances could require DBS to pay a penalty on early termination of the contract. The exact amount of any penalty amount cannot be reliably determined as it is dependent upon business volumes over the period of the contract and on the timing of the termination itself.

35.3 Included in "Other contingent items" at December 31, 2002, is an amount of S$91 million (2001: S$91 million), representing the termination fee payable by DBS Bank should it terminate its Life Insurance Bancassurance Distribution Agreement ("Agreement") with Aviva Ltd (formerly known as "CGNU International Insurance PLC"). The amount of termination fee payable is determined in accordance with the schedule of termination fee included in the Agreement, and ranges from S$35 million to S$91 million, depending on when the Agreement is terminated.

35.4 Included in "Guarantees on account of customers" at December 31, 2002, was a guarantee of S$631 million (2001: S$648 million) which was given by DBS Bank to holders of "DBS UP Guaranteed Fund 2.5/1, DBS UP Guaranteed Fund 3.5/1, DBS UP Guaranteed Fund 5.0/1, DBS UP Guaranteed Fund 5.0/2, DBS UP Guaranteed Fund 5.0/3, DBS UP Guaranteed Fund 7.0/2, and DBS UP Guaranteed Fund 7.0/3". The guaranteed value is payable on June 25, 2003, June 23, 2004, December 23, 2005, April 30, 2006, June 30, 2006, April 30, 2008 and June 30, 2008 respectively.

36. COMMITMENTS

36.1 UNDRAWN COMMITMENTS

The commitments, which are not reflected in the consolidated balance sheet at December 31, comprise the following:

In S$'million	DBSH Group 2002	2001
Loans and other facilities		
Undrawn credit facilities	**53,665**	49,124
Undrawn note issuance and revolving underwriting facilities	**–**	11
Undisbursed commitments in debt securities and equities	**174**	213
Underwriting commitments in debt securities and equities	**–**	#
Spot foreign exchange contracts	**4,471**	3,379
Sub–total	**58,310**	52,727
Capital commitments	**33**	27
Total	**58,343**	52,754
Industry breakdown		
Manufacturing	**9,059**	4,638
Building and Construction	**3,494**	7,613
Housing Loans	**1,041**	1,012
General Commerce	**8,445**	5,566
Transportation, Storage and Communications	**4,687**	10,215
Financial Institutions, Investment and Holding Companies	**12,083**	10,317
Professionals and Private Individuals (except Housing Loans)	**13,179**	9,859
Others	**6,355**	3,534
Total	**58,343**	52,754

Amount under S$500,000

36.2 OPERATING LEASE COMMITMENTS

The total future minimum lease payments under non–cancellable leases at end December 31 were as follows :

In S$'million	DBSH Group 2002	2001
Not later than 1 year	**108**	114
Later than 1 year and not later than 5 years	**134**	204
Later than 5 years	**17**	18
Total	**259**	336

37. FINANCIAL DERIVATIVES

37.1 Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following outlines the nature and terms of the most common types of derivatives used by DBSH Group:

37.1.1 Interest rate contracts

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contracted rate and the market rate prevailing on the settlement date.

Swaptions give the buyer the right, but not the obligation, to enter into an interest rate swap as either the payer or receiver of the fixed side of the swap.

37.1.2 Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

37.1.3 Equity related contracts

Equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

37.1.4 Credit related contracts

Credit derivatives are off-balance sheet instruments that allow for the isolation and transfer of credit risk from one party (the "Protection Buyer") to another (the "Protection Seller") without necessarily effecting an upfront exchange of physical assets. The pay-off under a credit derivative contract is linked to the credit performance of an underlying reference credit.

37.2 The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. For most derivative transactions, the notional or contractual amounts do not change hands and are merely used as a reference for calculating payments. They indicate the volume of transactions outstanding at the balance sheet date; but do not represent amounts at risk.

In the financial statements, trading and non–trading (excluding those non–trading derivative financial instruments which are held for hedging and are accounted for on an accrual basis) derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities".

	2002					
	Trading			Non-trading		
In S$'million	Underlying notional	Year-end positive fair value	Year-end negative fair value	Underlying notional	Year-end positive fair value	Year-end negative fair value
Interest rate derivatives						
Forward rate agreements bought	13,661	#	35	–	–	–
Forward rate agreements sold	22,316	65	#	–	–	–
Interest rate swaps	378,849	4,926	4,445	14,926	1,119 (1)	168
Financial futures purchased	54,909	57	3	–	–	–
Financial futures sold purchased	11,056	2	33	–	–	–
Swaptions purchased	1,671	54	–	842	8	#
Swaptions sold	2,086	–	38	–	#	–
Interest rate futures options purchased	12,098	9	–	–	–	–
Interest rate futures options written	24,190	–	6	–	–	–
Interest rate caps / floor written	5,344	–	112	421	–	5
Interest rate caps / floor purchased	4,343	89	–	–	–	–
Sub–total	530,523	5,202	4,672	16,189	1,127	173
Foreign exchange derivatives						
FX Forwards	23,912	321	340	230	4	1
FX Swaps	129,559	901	829	11,330	182	556
Currency swaps	20,857	655	736	1,082	3	31
Currency options purchased	18,774	244	–	–	–	–
Currency options written	17,536	–	277	–	–	–
Sub–total	210,638	2,121	2,182	12,642	189	588
Equity derivatives						
Equity options purchased	1,463	33	–	1	#	–
Equity options sold	1,518	–	40	358	–	#
Sub–total	2,981	33	40	359	#	#
Credit derivatives						
Credit default swaps	2,993	27	21	2,427	63	–
Sub–total	2,993	27	21	2,427	63	–
Commodity derivatives						
Gold options purchased	8	#	–	–	–	–
Gold options sold	7	–	#	–	–	–
Sub–total	15	#	#	–	–	–
Total	747,150	7,383	6,915	31,617	1,379	761
Balances arising from off–balance sheet financial instruments (see Other liabilities / Other assets Notes 21/30)		7,383*	6,915			

* These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group (Note 2.14.3).

Amount under S$500,000

(1) Include fair value of interest rate swaps used to hedge the subordinated debts issued by DBS Bank and DBS Capital Funding Corporation (Note 39).

The following table shows an analysis of DBSH Group's derivatives financial instruments at December 31, 2001:

	2001					
	Trading			Non-trading		
In S$'million	Underlying notional	Year-end positive fair value	Year-end negative fair value	Underlying notional	Year-end positive fair value	Year-end negative fair value
Interest rate derivatives						
Forward rate agreements bought	6,349	3	11	–	–	–
Forward rate agreements sold	5,871	10	1	–	–	–
Interest rate swaps	164,209	1,507	1,288	10,972	383 (1)	142
Financial futures purchased	530	1	#	–	–	–
Financial futures sold	1	–	#	–	–	–
Swaptions purchased	943	10	–	–	–	–
Swaptions sold	1,674	–	#	–	–	–
Interest rate futures options purchased	925	1	#	–	–	–
Interest rate futures options written	1,123	–	20	–	–	–
Interest rate caps / floor written	2,291	–	44	–	–	–
Interest rate caps / floor purchased	913	38	–	9	–	–
Sub-total	184,829	1,570	1,364	10,981	383	142
Foreign exchange derivatives						
FX Forwards	20,428	155	244	664	2	3
FX Swaps	138,561	881	861	5,807	78	120
Currency swaps	15,156	94	157	119	#	#
Currency options purchased	11,447	149	–	–	–	–
Currency options written	12,145	–	175	–	–	–
Sub-total	197,737	1,279	1,437	6,590	80	123
Equity derivatives						
Equity options purchased	447	18	#	3,792	1	–
Equity options sold	530	–	21	4,114	–	2
Sub-total	977	18	21	7,906	1	2
Credit derivatives						
Credit default swaps	–	–	–	3,134	3	24
Sub-total	–	–	–	3,134	3	24
Total	383,543	2,867	2,822	28,611	467	291
Balances arising from off-balance sheet financial instruments (see Other liabilities / Other assets Notes 21/30)		2,867*		2,822		2

* These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group (Note 2.14.3).

Amount under S$500,000

(1) Include fair value of interest rate swaps used to hedge the subordinated debts issued by DBS Bank and DBS Capital Funding Corporation (Note 39).

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to S$590,443 million (2001: S$330,902 million) and S$188,324 million (2001: S$81,252 million) respectively.

DBSH Group accounts for options on shares held by the minority as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares would be acquired.

In the case of DBS Vickers Securities Holdings Pte Ltd, under the Shareholders' Agreement in relation to the sale and purchase of Vickers Ballas Holdings Limited, DBS Bank is subject to a Put Option provision. The minority interest may exercise a Put Option exercisable on September 12, 2003 at an Option Price of S$0.71^ per Option Share and 3.1 per cent per annum compounded annually.

The notional value of the Put Option at December 31, 2002 was S$255 million (2001 : S$322 million). This amount would be payable in full should the minority shareholder exercises its Put Option at maturity.

^ Based on the original Option price of S$0.90 per Option share, adjusted for pre-acquisition profits distributed subsequent to the acquisition.

38. FINANCIAL INSTRUMENTS – USAGE AND RISK MANAGEMENT

38.1 USE OF FINANCIAL INSTRUMENTS

DBSH Group's activities are principally related to the use of financial instruments including the use of derivatives. The Group accepts deposits from customers at both fixed and floating rates and for varying periods and seeks to earn above average interest margins by investing these funds in high quality assets. DBSH Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining interest rate risk within targets as well as sufficient liquidity to meet all claims that might possibly fall due.

DBSH Group takes positions in exchange traded and over the counter financial instruments including derivatives to take advantage of short-term market movements in the equity, bond, currency, interest rate and commodity rates and prices. These positions can be for its own dealing purposes or as part of its services to meet customers' needs. Trading limits on the daily level of market risk exposure that can be taken are delegated by the Board and monitored by DBS Bank's Group Risk Department. With the exception of specific hedging arrangements, exposures associated with these derivatives are normally offset by entering into counter balancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions and the net amount of market risk taken.

38.2 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

DBSH Group has set up objectives and policies to manage the risks that arise in connection with the use of financial instruments. Business units have primary responsibility for managing specific risk exposures while Group Risk exercises independent oversight on risk management for the Group as a whole.

38.2.1 Market risk

Market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and volatility levels. DBSH Group's trading and investment market risk appetite is determined by the Board, with detailed limit frameworks governing the different activities approved by the Board Risk Management Committee. Limits are monitored by independent units. At the business unit operations level, trading exposures are measured and controlled by various market risk limits (such as stop loss and time bucket concentration limits). All trading activities are subject to the mark-to-market valuation to reflect the current market value of the trading portfolio and their profit and loss. The Group Asset and Liability Management Committee oversees market risk arising from mismatches in the Group's customer loans and deposits.

38.2.2 Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. It results primarily from the timing mismatch in re–pricing of interest–bearing assets and liabilities. DBSH Group manages its interest rate risk by way of entering into on and off–balance sheet interest rate hedging instruments to hedge the interest rate exposure based on market and economic conditions.

The following tables summarise DBSH Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options.

In S$'million	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non–interest bearing
December 31, 2002							
Cash, and balances and placements with central banks and banks	9,270	11,927	9,280	7,176	1,077	90	2,134
Securities [(a)]	2,924	1,680	2,706	3,585	5,680	9,476	1,159
Loans to, and bills receivable from, non-bank customers	22,247	15,671	10,210	8,717	1,283	2,060	521
Other assets [(b)]	–	–	–	–	–	–	20,502
Total assets	34,441	29,278	22,196	19,478	8,040	11,626	24,316
Subordinated term debts	–	–	7	17	26	5,535	201
Deposits and balances of banks	1,852	1,606	992	396	31	–	–
Deposits and other accounts of non–bank customers	61,823	20,765	10,401	5,494	1,058	1,774	–
Other liabilities [(c)]	543	239	855	858	1,021	1,908	16,510
Total liabilities	64,218	22,610	12,255	6,765	2,136	9,217	16,711
Minority interests	–	–	–	–	–	–	1,018
Equity	–	–	–	–	–	–	14,445
Total liabilities and equity	64,218	22,610	12,255	6,765	2,136	9,217	32,174
On balance sheet interest rate gap	(29,777)	6,668	9,941	12,713	5,904	2,409	(7,858)
Off–balance sheet interest rate gap							
– Financial derivatives	7,275	(6,830)	(10,251)	10,348	(4,870)	4,328	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In S$'million	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing
December 31, 2001							
Cash, and balances and placements with central banks and banks	8,397	10,805	9,693	11,744	497	38	3,541
Securities [(a)]	371	1,990	3,862	6,441	4,249	6,218	1,233
Loans to, and bills receivable from, non-bank customers	35,858	9,628	10,653	5,579	3,199	2,750	541
Other assets [(b)]	–	–	–	–	–	–	14,175
Total assets	44,626	22,423	24,208	23,764	7,945	9,006	19,490
Subordinated term debts	–	–	7	18	27	5,886	209
Deposits and balances of banks	2,564	2,459	2,098	1,325	–	–	–
Deposits and other accounts of non-bank customers	62,746	25,276	10,951	6,951	645	202	–
Other liabilities [(c)]	4,198	456	902	845	706	1,480	5,851
Total liabilities	69,508	28,191	13,958	9,139	1,378	7,568	6,060
Minority interests	–	–	–	–	–	–	2,047
Equity	–	–	–	–	–	–	13,613
Total liabilities and equity	69,508	28,191	13,958	9,139	1,378	7,568	21,720
On balance sheet interest rate gap	(24,882)	(5,768)	10,250	14,625	6,567	1,438	(2,230)
Off-balance sheet interest rate gap							
– Financial derivatives	4,046	(1,438)	(3,606)	(12,219)	4,741	8,476	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below summarises the effective average interest rate at December 31 by major currencies for monetary financial instruments:

	Singapore Dollar %	US Dollar %	Hong Kong Dollar %
December 31, 2002			
Assets			
Cash, and balances and placements with central banks	**0**	**0**	**0**
Securities [(a)]	**0.90 – 3.74**	**3.38 – 4.19**	**1.91 – 5.93**
Balances, placements with, and loans to banks	**0.92 – 0.98**	**1.29 – 2.01**	**1.61**
Loans to, and bills receivable from, non–bank customers	**3.39 – 4.34**	**2.68– 4.17**	**3.63 – 14.24**
Liabilities			
Subordinated term debts	**5.35**	**7.13 – 7.88**	**0**
Deposits and balances of banks	**0.38 – 1.03**	**1.24 – 1.61**	**1.50**
Deposits and other accounts of non–bank customers	**0 – 0.89**	**0.01 – 1.50**	**0 – 1.78**
December 31, 2001			
Assets			
Cash, and balances and placements with central banks	0	0 – 4.37	0
Securities [(a)]	1.48 – 4.21	3.82 – 5.60	2.25 – 5.62
Balances, placements with, and loans to banks	0.89 – 1.25	1.90 – 2.86	2.74
Loans to, and bills receivable from, non–bank customers	4.06 – 4.42	3.54 – 4.78	3.96 – 14.35
Liabilities			
Subordinated term debts	5.35	7.13 – 7.88	0
Deposits and balances of banks	0.46 – 1.84	1.84 – 2.18	2.54
Deposits and other accounts of non–bank customers	0 – 1.24	0.79 – 2.95	0 – 1.80

(a) Securities include Singapore Government securities and treasury bills, trading debt securities and investment securities. Excludes trading and investment equities.

38.2.3 Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts, categorised by currency.

In S$'million	Singapore Dollar	US Dollar	Hong Kong Dollar	Thai Baht	Others	Total
December 31, 2002						
Cash, and balances and placements with central banks and banks	6,843	25,775	1,657	157	6,522	40,954
Securities [a]	11,995	6,911	3,571	392	4,341	27,210
Loans to, and bills receivable from, non-bank customers	29,001	7,049	20,265	2,617	1,777	60,709
Other assets [b]	13,333	2,657	2,640	477	1,395	20,502
Total assets	61,172	42,392	28,133	3,643	14,035	149,375
Subordinated term debts	100	5,362	–	324	–	5,786
Deposits and balances of banks	713	2,305	171	88	1,600	4,877
Deposits and other accounts of non-bank customers	53,655	20,096	18,731	3,164	5,669	101,315
Other liabilities [c]	8,263	5,208	7,345	77	1,041	21,934
Total liabilities	62,731	32,971	26,247	3,653	8,310	133,912
Minority interests	1,266	–	–	(255)	7	1,018
Equity	14,445	–	–	–	–	14,445
Total liabilities and equity	78,442	32,971	26,247	3,398	8,317	149,375
Net on-balance sheet position	(17,270)	9,421	1,886	245	5,718	–
Net off-balance sheet position	15,335	(8,576)	(2,278)	(33)	(4,448)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In S$'million	Singapore Dollar	US Dollar	Hong Kong Dollar	Thai Baht	Others	Total
December 31, 2001						
Cash, and balances and placements with central banks and banks	11,014	23,725	1,697	174	8,105	44,715
Securities [(a)]	11,913	5,026	5,843	401	1,181	24,364
Loans to, and bills receivable from, non–bank customers	33,234	8,187	22,976	2,482	1,329	68,208
Other assets [(b)]	8,182	2,293	2,142	562	996	14,175
Total assets	64,343	39,231	32,658	3,619	11,611	151,462
Subordinated term debts	100	5,709	–	338	–	6,147
Deposits and balances of banks	959	4,597	878	99	1,913	8,446
Deposits and other accounts of non–bank customers	55,137	21,811	20,976	3,242	5,605	106,771
Other liabilities [(c)]	2,878	3,998	6,220	130	1,212	14,438
Total liabilities	59,074	36,115	28,074	3,809	8,730	135,802
Minority interests	1,351	–	967	(278)	7	2,047
Equity	13,613	–	–	–	–	13,613
Total liabilities and equity	74,038	36,115	29,041	3,531	8,737	151,462
Net on–balance sheet position	(9,695)	3,116	3,617	88	2,874	–
Net off–balance sheet position	7,954	(1,059)	(4,859)	(201)	(1,835)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below analyses DBSH Group's net structural currency exposure at December 31:

In S$'million	Net investments in overseas operations [a]	Borrowings which hedge the net investments	Remaining structural currency exposures
Functional currency of the operation involved			
December 31, 2002			
US Dollar	**151**	**139**	**12**
Hong Kong Dollar	**4,115**	**4,013**	**102**
Thai Baht	**4**	**(59)**	**63**
Others	**963**	**292**	**671**
Total	**5,233**	**4,385**	**848**
Functional currency of the operation involved			
December 31, 2001			
US Dollar	130	131	(1)
Hong Kong Dollar	3,518	3,323	195
Thai Baht	(12)	(5)	(7)
Others	821	614	207
Total	4,457	4,063	394

(a) Refer to net tangible assets of subsidiary/associated companies and capital funds/retained earnings of overseas branches' operations.

38.2.4 Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Senior management manages credit risk at the enterprise level by setting the overall direction and policy. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. DBSH Group is guided by a set of credit principles and policies embodied in its Core Credit Risk Policy which all extensions of credit must adhere to. These principles and policies have been developed with the objective of promoting best practices and consistent credit risk management standards throughout the organisation.

Exposure to credit risk is managed through a sound, well–defined credit granting process which includes the assessment of repayment likelihood and the rightsizing of credit limits where appropriate. Exposure to credit risk is also managed in part through credit risk mitigation techniques such as appropriate structuring of credit, and requiring collateral and/or third party support.

38.2.4.1 Derivatives

At any one time the credit exposure of derivatives transactions is limited to the positive mark to market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit exposures on these instruments, except where the Group enters into collateralised margin transactions with counterparties.

38.2.4.2 Master netting arrangements

DBSH Group further manages its credit exposure by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

38.2.4.3 Credit related commitments

Guarantees and standby letters of credit, which represent undertakings that DBSH Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions, are usually collaterised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from a direct borrowing.

Commitments to extend credit includes unused portions of loan commitments, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is usually less than the total unused commitments since most commitments to extend credit are contingent upon customers observing or meeting certain credit terms and conditions. The Group monitors the term to maturity of credit commitments as longer–term commitments generally have a greater degree of credit risk sensitivity than shorter–term commitments.

38.2.4.4 Non–performing loans and provisions

DBSH Group's policy is to establish, through charges against profit, a provision in respect of the estimated loss inherent in the lending book. The overall provision represent the aggregate amount by which management considers it necessary to write down its loan portfolio in order to state it in the balance sheet at its estimated ultimate net realisable value. Non–performing loans ("NPLs") are loans, contingent facilities and debt instruments classified as Substandard, Doubtful or Loss in accordance with MAS Notice 612, which determines the level of provisioning.

At December 31, 2002, DBSH Group's total non–performing loans amounted to S$4,224 million (2001: S$4,512 million). Out of the total NPLs of S$4,224 million:
- S$2,883 million (68%) [2001: S$3,085 million (68%)] were in the substandard category; and
- S$2,153 million (51%) [2001: S$2,604 million (58%)] were secured by collateral.

Total cumulative specific and general provisions at December 31, 2002 amounted to 121% (2001: 143%) of unsecured NPLs.

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In S$'million	Singapore	Hong Kong [b]	Regional Countries: DTDB [a]	Regional Countries: Others	Other Countries	Total
December 31, 2002						
Non– Performing Loans (NPLs)	1,546	772	905	690	311	4,224
Substandard	1,051	348	815	466	203	2,883
Doubtful	23	203	7	96	68	397
Loss	472	221	83	128	40	944
NPLs as a % of:						
Total loans in the respective countries	4.0%	3.4%	25.4%	12.4%	1.0%	4.1%
Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non–bank NPLs as a % of non–bank loans in the respective countries	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
Specific provisions	527	227	372	273	112	1,511
General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
Total loans in the respective countries	2.2%	2.0%	15.5%	8.2%	0.5%	2.4%
Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
NPLs in the respective countries	57%	58%	61%	66%	52%	59%
Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

Details of DBSH Group's NPLs and provisions at December 31, 2001 are as follows:

In S$'million	Singapore	Hong Kong [b]	Regional Countries DTDB [a]	Regional Countries Others	Other Countries	Total
December 31, 2001						
Non-Performing Loans (NPLs)	1,528	1,085	1,004	631	264	4,512
Substandard	1,175	530	810	379	191	3,085
Doubtful	27	344	17	112	21	521
Loss	326	211	177	140	52	906
NPLs as a % of:						
Total loans in the respective countries	3.7%	4.1%	27.7%	12.2%	0.8%	4.0%
Group total assets	1.0%	0.7%	0.7%	0.4%	0.2%	3.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	4.3%	29.8%	26.1%	6.8%	5.7%
Total Cumulative Provisions	838	553	727 [c]	460	141	2,719
Specific provisions	465	304	545	244	101	1,659
General provisions	373	249	182	216	40	1,060
Total Cumulative Provisions as a % of:						
Total loans in the respective countries	2.0%	2.1%	20.0%	8.9%	0.4%	2.4%
Group total assets	0.5%	0.4%	0.5%	0.3%	0.1%	1.8%
NPLs in the respective countries	55%	51%	72%	73%	53%	60%
Unsecured NPLs in the respective countries	151%	150%	162%	124%	86%	143%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

(c) Includes provision of S$145 million in respect of foreclosed properties in DTDB.

38.2.4.5 Ageing of non-performing loans

The following table shows the ageing of the non-performing loans of DBSH Group at December 31:

In S$'million	DBSH Group 2002	DBSH Group 2001
Non-default	**1,554**	1,406
Default loans	**2,670**	3,106
Less than 3 months	**651**	700
Over 3 months and less than 6 months	**323**	547
Over 6 months	**1,696**	1,859
Total	**4,224**	4,512

38.2.5 Concentration risk

DBSH Group's risk management processes also ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposure is monitored against these limits, and action is taken if exposure limits are breached.

38.2.5.1 Exposures to Malaysia, Indonesia, Thailand, Korea and the Philippines (Regional Countries), Hong Kong and China

At December 31, 2002, DBSH Group has exposures to certain countries in the Asia Pacific region. Specifically, it had assets in the Regional Countries amounting to S$8,282 million (2001: S$7,790 million) and in Hong Kong and China amounting to S$27,161 million (2001: S$32,721 million). The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

	DBSH Group			
	2002		2001	
In S$'million	**Assets**	**NPLs** [(a)]	**Assets**	**NPLs** [(a)]
Malaysia	**952**	**329**	854	409
Indonesia	**422**	**110**	445	105
Thailand (excluding DTDB)	**303**	**197**	302	59
Korea	**2,341**	**17**	1,551	28
The Philippines	**700**	**37**	1,011	30
	4,718	**690**	4,163	631
DTDB	**3,564**	**905**	3,627	1,004
Total Regional Countries	**8,282**	**1,595**	7,790	1,635
Hong Kong	**25,777**	**772**	31,602	1,085
China	**1,384**	**167**	1,119	118
Total	**35,443**	**2,534**	40,511	2,838

(a) NPLs include classified bank loans, contingent facilities and debt instruments.

The DBSH Group's exposures to these countries at December 31, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Loans to /Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e–f)	(h)
Malaysia	743	4	677	89	1,513	561	952	0.6%
Indonesia	109	73	247	72	501	79	422	0.3%
Thailand (excluding DTDB)	98	23	244	73	438	135	303	0.2%
Korea	1,724	249	418	4	2,395	54	2,341	1.6%
The Philippines	20	49	143	493	705	5	700	0.5%
SUB-TOTAL	2,694	398	1,729	731	5,552	834	4,718	3.2%
DTDB	59	282	3,141	82	3,564	–	3,564	2.3%
TOTAL REGIONAL COUNTRIES	2,753	680	4,870	813	9,116	834	8,282	5.5%
Hong Kong [2]	1,830	2,372	22,303	10,346	36,851	11,074	25,777	17.3%
China	1,001	27	718	–	1,746	362	1,384	0.9%
TOTAL	5,584	3,079	27,891	11,159	47,713	12,270	35,443	23.7%

(1) Non-bank loans include loans to government and quasi-government entities.

(2) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

The DBSH Group's exposures to these countries at December 31, 2001 are as follows:

In S$'million	Loans and debt securities					Less: Loans to /Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e–f)	(h)
Malaysia	730	–	727	95	1,552	698	854	0.6%
Indonesia	161	31	291	38	521	76	445	0.3%
Thailand (excluding DTDB)	64	9	271	78	422	120	302	0.2%
Korea	1,002	194	464	7	1,667	116	1,551	1.0%
The Philippines	74	99	124	720	1,017	6	1,011	0.7%
SUB-TOTAL	2,031	333	1,877	938	5,179	1,016	4,163	2.8%
DTDB	61	286	3,186	95	3,628	1	3,627	2.4%
TOTAL REGIONAL COUNTRIES	2,092	619	5,063	1,033	8,807	1,017	7,790	5.2%
Hong Kong [2]	1,737	4,374	25,491	10,808	42,410	10,808	31,602	20.9%
China	746	28	930	2	1,706	587	1,119	0.7%
TOTAL	4,575	5,021	31,484	11,843	52,923	12,412	40,511	26.8%

(1) Non-bank loans include loans to government and quasi-government entities.

(2) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

38.2.5.2 Industry analysis of non-performing loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group at December 31:

	DBSH Group			
	2002		2001	
In S$'million	Outstanding	Specific Provisions	Outstanding	Specific Provisions
Manufacturing	**947**	**414**	891	438
Building and Construction	**589**	**203**	772	246
Housing Loans	**193**	**49**	311	63
General Commerce	**742**	**295**	755	335
Transportation, Storage and Communications	**142**	**37**	237	60
Financial Institutions, Investment and Holding Companies	**455**	**135**	497	157
Professionals and Private Individuals (except Housing Loans)	**427**	**186**	417	168
Others	**729**	**192**	632	192
Total	**4,224**	**1,511**	4,512	1,659

38.2.6 Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. DBSH Group's objective in liquidity management is to ensure that there is sufficient liquidity to meet obligations under normal as well as adverse circumstances and take advantage of lending and investment opportunities as they arise. As part of its liquidity risk management, DBSH Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and continuous contingency planning.

The table below analyses assets and liabilities of DBSH Group based on the remaining period at balance sheet date to the contractual maturity date. However, contractual terms may not be representative of the behaviour of assets and liabilities.

In S$'million	Repayable on demand	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No specific maturity	Total
December 31, 2002										
Cash, and balances and placements with central banks and banks	2,494	8,906	11,932	9,274	7,159	1,094	66	29	–	40,954
Securities [a]	9,250	271	692	1,519	3,197	4,913	4,031	2,885	452	27,210
Loans to, and bills receivable from, non–bank customers	4,277	944	9,174	4,170	4,816	8,914	7,649	20,765	–	60,709
Other assets [b]	–	–	–	–	–	–	–	–	20,502	20,502
Total assets	16,021	10,121	21,798	14,963	15,172	14,921	11,746	23,679	20,954	149,375
Subordinated term debts	–	–	–	7	17	26	20	5,515	201	5,786
Deposits and balances of banks	303	1,549	1,606	992	396	31	–	–	–	4,877
Deposits and other accounts of non–bank customers	52,312	9,512	20,764	10,401	5,494	1,058	1,774	–	–	101,315
Other liabilities [c]	2,678	19	3,654	855	1,260	1,021	1,394	513	10,540	21,934
Total liabilities	55,293	11,080	26,024	12,255	7,167	2,136	3,188	6,028	10,741	133,912
Minority interests	–	–	–	–	–	–	–	–	1,018	1,018
Equity	–	–	–	–	–	–	–	–	14,445	14,445
Total liabilities and equity	55,293	11,080	26,024	12,255	7,167	2,136	3,188	6,028	26,204	149,375
Net liquidity gap	(39,272)	(959)	(4,226)	2,708	8,005	12,785	8,558	17,651	(5,250)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In S$'million	Repayable on demand	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No specific maturity	Total
December 31, 2001										
Cash, and balances and placements with central banks and banks	4,151	7,786	10,805	9,665	11,726	543	27	12	–	44,715
Securities [a]	10,778	83	429	1,489	3,714	3,268	3,347	186	1,070	24,364
Loans to, and bills receivable from, non–bank customers	5,192	1,054	8,377	3,817	6,253	10,233	8,646	24,636	–	68,208
Other assets [b]	–	–	–	–	–	–	–	–	14,175	14,175
Total assets	20,121	8,923	19,611	14,971	21,693	14,044	12,020	24,834	15,245	151,462
Subordinated term debts	–	–	–	7	18	27	21	5,865	209	6,147
Deposits and balances of banks	318	2,246	2,459	2,098	1,325	–	–	–	–	8,446
Deposits and other accounts of non–bank customers	53,682	9,064	25,276	10,951	6,951	645	202	–	–	106,771
Other liabilities [c]	3,974	224	456	902	845	706	573	907	5,851	14,438
Total liabilities	57,974	11,534	28,191	13,958	9,139	1,378	796	6,772	6,060	135,802
Minority interests	–	–	–	–	–	–	–	–	2,047	2,047
Equity	–	–	–	–	–	–	–	–	13,613	13,613
Total liabilities and equity	57,974	11,534	28,191	13,958	9,139	1,378	796	6,772	21,720	151,462
Net liquidity gap	(37,853)	(2,611)	(8,580)	1,013	12,554	12,666	11,224	18,062	(6,475)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

39. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments comprise financial assets, financial liabilities and also off–balance sheet financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction. The information presented herein represents estimates of fair values as at the balance sheet date.

Where available, quoted and observable market prices are used as the measure of fair values. Where such quoted and observable market pries are not available, fair values are estimated based on a range of methodologies and assumptions regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, fair value information for non–financial assets and liabilities is excluded as they do not fall within the scope of SAS 32 which requires the fair value information to be disclosed. These include fixed assets, long–term relationships with customers and intangibles.

Except for loans to and bills receivable from customers, the following table summarises the carrying amounts and fair values of the Group's financial assets and liabilities. The Group has computed the fair values of loans to and bills receivable from customers, taking into account the relevant market interest rates and credit spread by product types and noted that the total fair value is not materially different from the total carrying amount at year–end.

	DBSH Group			
	2002		2001	
In S$'million	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Cash, and balances and placements with central banks and banks	**40,954**	**40,981**	44,715	44,758
Securities	**27,210**	**27,588**	24,364	24,373
Financial liabilities				
Subordinated term debts	**5,786**	**6,663**	6,147	6,310
Deposits and balances of banks	**4,877**	**4,880**	8,446	8,448
Deposits and other accounts of non–bank customers	**101,315**	**101,316**	106,771	106,762
Other borrowings, debt securities issued and bills payable	**5,422**	**5,422**	4,738	4,738

Cash, and balances and placements with central banks and banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

Securities

Securities include Singapore Government securities and treasury bills, trading securities and investment securities. Fair value is based on the market prices or broker/dealer price quotations. Where market price may not be achievable as a result of operating in illiquid markets, appropriate adjustment to the market value is made. For equities, where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee.

Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity. The fixed rate USD subordinated term debts issued by DBS Bank and DBS Capital Funding Corporation have been converted to floating rate via interest rate swaps. The difference between fair value and carrying amount will be largely offset by the corresponding fair value of hedging interest rate swaps (Note 37.2).

Deposits, and balances of banks and non-bank customers
The estimated fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount repayable on demand.

The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

Other borrowings, debt securities and bills payable
The fair value approximates their carrying amounts.

40. ASSETS PLEDGED

The aggregate carrying amounts of assets that have been mortgaged or pledged in the normal course of business to secure the liabilities of DBSH Group (excluding those that have been disclosed under Notes 19.1(a), 19.2 (f) to (h) and Note 31.4) at December 31 are as follows:

In S$'million	DBSH Group 2002	2001
Securities sold under repurchase agreements	**3,507**	4,279
Total	**3,507**	4,279

41. SEGMENTAL ANALYSIS

41.1 BUSINESS SEGMENT ANALYSIS

The business segment results represent the customer segments of the respective businesses and are determined by:
- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

In the financial year 2001, contributions from Dao Heng Bank Group Limited ("DHG") and DBS Vickers Securities Holdings Pte Ltd ("DBSV") were included in DBSH Group financials from June 29, 2001 and September 12, 2001 respectively. The full year financials of these subsidiary companies have been included in the financial year 2002.

The various customer segments are:

- **Consumer Banking**
  Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services, stock brokerage and asset management products.

- **Enterprise Banking**
  Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services.

- **Investment Banking**
  Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, nominee and trustee services and cash management services.

- **Treasury and Markets**
  Treasury and Markets is primarily involved in market making and trading of financial products including foreign exchange, securities, interest rate, credit, equity and foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The other segments are:

- **Funding Portfolio**
  The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest rate in nature.

- **Central Operations**
  Central Operations encompasses a range of activities, with corporate decisions made at the center and the related income and expenses not attributed to business segments. These include central treasury unit, funding costs of DBSH Group's associated and subsidiary companies, and gains/losses on properties held centrally.

The following tables analyse the results, total assets and total liabilities by business segments:

	DBSH Group						
In S$'million	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets [1/]	Funding Portfolio [1/]	Central Operations	Total
2002							
Income before operating expenses	1,830	614	788	310	450	74	4,066
Operating profit before provisions, taxation and goodwill amortisation	653	394	566	230	334	38	2,215
Net profit before taxation and goodwill amortisation	414	313	456	238	346	(41)	1,726
Taxation	(103)	(58)	(74)	(46)	(67)	50	(298)
Net profit after taxation and before goodwill amortisation	295	217	377	179	261	(34)	1,295
Goodwill amortisation							(278)
Net profit attributable to members							1,017
Other Information							
Total assets before goodwill	29,309	13,964	21,583	12,808	44,346	19,672	141,682
Goodwill							7,693
Total assets							149,375
Total liabilities	75,602	14,000	12,073	6,915	8,850	16,472	133,912
Capital expenditure	54	12	6	8	11	21	112
Depreciation	54	18	6	9	14	71	172

1/ Operating expenses and provisions have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

In S$'million	Consumer Banking	Enterprise Banking	Investment Banking	DBSH Group Treasury and Markets [1]	Funding Portfolio [1]	Central Operations	Total
2001							
Income before operating expenses	1,543	502	824	269	346	48	3,532
Operating profit before provisions, taxation and goodwill amortisation	598	306	600	196	252	(149)	1,803
Net profit before taxation and goodwill amortisation	489	207	357	188	242	12	1,495
Taxation	(120)	(42)	(99)	(34)	(43)	72	(266)
Net profit after taxation and before goodwill amortisation	354	148	256	147	188	37	1,130
Goodwill amortisation							(133)
Net profit attributable to members							997
Other Information							
Total assets before goodwill	33,579	13,613	24,492	9,141	49,657	15,775	146,257
Goodwill							5,205
Total assets							151,462
Total liabilities	78,594	13,152	14,662	2,824	15,135	11,435	135,802
Capital expenditure	100	9	9	8	11	47	184
Depreciation	52	14	8	9	11	75	169

1/ Operating expenses and provisions have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

41.2 GEOGRAPHICAL SEGMENT ANALYSIS

DBSH Group operates in four main geographical areas:

- "Singapore", which includes the operations of the Asian Currency Unit.
- "Hong Kong", which includes branch and subsidiary operations in Hong Kong.
- "Regional Countries", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- "Rest of the World", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

With the exception of Singapore and Hong Kong, no other individual country contributed more than 10% of the consolidated income before operating expenses and of total assets.

Income before operating expenses and net profit attributable to members are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and net profit attributable to members are stated after elimination of inter–group assets and revenues.

The following tables analyse total assets, income before operating expenses and net profit attributable to members by geographical segments:

In S$'million	Total assets	DBSH Group Income before operating expenses	Net profit attributable to members
2002			
Singapore [a]	**93,855**	**2,487**	**605**
Hong Kong	**45,607**	**1,292**	**335**
Regional Countries [a]	**5,003**	**199**	**42**
Rest of the World	**4,910**	**88**	**35**
Total	**149,375**	**4,066**	**1,017**
2001			
Singapore [a]	91,205	2,468	795
Hong Kong	48,499	800	209
Regional Countries [a]	5,064	174	(34)
Rest of the World	6,694	90	27
Total	151,462	3,532	997

(a) Special general provisions for regional exposures, additional provisions for DTDB's loans and amortisation of goodwill on acquisition of DDH and DBSG HK are booked in Singapore.

42. NET CURRENT ASSETS AND LIABILITIES

Set out below is the net current assets and liabilities of DBSH Group. This disclosure has been included to comply with Ninth Schedule of the Companies Act.

In S$'million	DBSH Group 2002	2001
Current assets		
Cash, and balances and placements with central banks	**2,165**	3,546
Singapore Government securities and treasury bills	**4,106**	4,683
Trading securities	**9,248**	10,778
Balances, placements with, and loans and advances to banks	**37,600**	40,587
Bills receivable from non–bank customers	**1,574**	1,530
Loans and advances to non–bank customers	**21,807**	23,163
Investment securities	**1,575**	1,032
Total current assets	**78,075**	85,319
Current liabilities		
Deposits and balances of banks	**4,846**	8,446
Deposits and other accounts of non–bank customers	**98,483**	105,924
Other debt securities in issue	**1,875**	2,038
Other borrowings	**97**	118
Subordinated term debts	**24**	25
Bills payable	**522**	395
Other liabilities	**5,570**	3,579
Current taxation	**402**	271
Total current liabilities	**111,819**	120,796
Net current liabilities	**(33,744)**	(35,477)

43. RELATED PARTY TRANSACTIONS

43.1 TRANSACTIONS WITH DBS BANK, A WHOLLY OWNED SUBSIDIARY COMPANY

In its ordinary course of business, DBSH has fixed deposit balances with DBS Bank at normal commercial terms. DBSH received interest income from DBS Bank during the financial year amounting to S$1 million (2001: S$19 million).

43.2 TRANSACTIONS WITH OTHER RELATED PARTIES OF DBSH GROUP

In addition to the related party information shown elsewhere in these financial statements, all other related party transactions entered into by DBSH Group are in the ordinary course of its banking business and are at arms length commercial terms.

43.3 SHARE OPTIONS GRANTED TO DIRECTORS

The aggregate number of share options granted to directors of DBSH during the year was 375,000 (2001: 175,000). The share options were granted on the same terms and conditions as those offered to other employees of DBSH Group (Note 14). The outstanding number of share options granted to the directors of DBSH at the end of the year was 727,375 (2001: 387,375).

44. SUBSEQUENT EVENTS

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd. Please refer to Note 31.6.1 for further details.

45. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on February 21, 2003.

The Development Bank of Singapore Ltd
Profit and Loss Account

		Year ended December 31	
In S$'million	Note	**2002**	2001[1]
Interest income		**2,723**	3,695
Less: Interest expense		**1,029**	2,128
Net interest income		**1,694**	1,567
Fee and commission income		**427**	395
Dividends	2	**198**	341
Rental income		**17**	22
Other income		**478**	651
Income before operating expenses		**2,814**	2,976
Less: Staff costs		**531**	554
Other operating expenses		**542**	545
Operating expenses		**1,073**	1,099
Operating profit before provisions		**1,741**	1,877
Less: Provision for possible loan losses and diminution in value of other assets	6	**585**	251
Net profit before taxation		**1,156**	1,626
Less: Taxation		**265**	270
Net profit after taxation		**891**	1,356

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes"

(see related notes on pages 136 to 138, which form part of these financial statements)

The Development Bank of Singapore Ltd
Balance Sheet

In S$'million	Note	2002	2001[1]
		As at December 31	
SHARE CAPITAL			
Share capital	3	**1,962**	1,636
RESERVES			
Share premium account	4.1	**10,134**	8,944
Capital reserve	4.2	**110**	(104)
General reserve	4.3	**1,951**	1,728
Revenue reserve	4.4	**1,459**	2,342
		13,654	12,910
SHAREHOLDERS' FUNDS		**15,616**	14,546
SUBORDINATED TERM DEBTS		**3,648**	3,885
LIABILITIES			
Deposits and balances of banks		**4,490**	7,145
Deposits and other accounts of non-bank customers		**71,185**	74,253
Other debt securities in issue		**1,747**	1,135
Other borrowings		**393**	446
Due to holding company		**216**	370
Due to subsidiary companies	5	**2,179**	2,047
Due to related company		**6**	6
Bills payable		**376**	264
Other liabilities		**13,015**	4,495
Current taxation		**347**	217
Deferred tax liabilities		**–**	–
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		**113,218**	108,809
ASSETS			
Cash, and balances and placements with central banks		**2,005**	3,414
Singapore Government securities and treasury bills		**8,985**	8,953
Trading securities		**7,037**	5,189
Balances, placements with, and loans and advances to banks		**31,833**	34,073
Bills receivable from non-bank customers		**1,210**	1,082
Loans and advances to non-bank customers		**35,904**	40,797
Investment securities		**3,224**	350
Other assets		**8,568**	4,047
Subsidiary companies		**12,727**	8,798
Associated and joint venture companies	6	**874**	1,201
Fixed assets		**739**	822
Deferred tax assets		**112**	83
TOTAL ASSETS		**113,218**	108,809
OFF-BALANCE SHEET ITEMS			
Contingent liabilities		**5,551**	5,366
Commitments		**45,961**	41,719
		51,512	47,085
Financial derivatives		**738,576**	425,246

[1] Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes"

(see related notes on pages 136 to 138, which form part of these financial statements)

The Development Bank of Singapore Ltd
Notes to the Supplementary Financial Statements

The supplementary financial statements of The Development Bank of Singapore Ltd ("DBS Bank") are extracted from the Audited Statutory Accounts of DBS Bank for the financial year ended December 31, 2002. The statutory accounts of DBS Bank, which contained an unqualified audit report, will be delivered to the Registrar of Companies in accordance with the Singapore Companies Act.

1. PRINCIPAL ACCOUNTING POLICIES

The accounting policies applied by DBS Bank are consistent with those applied on DBSH Group as disclosed in Note 2 of the "Notes to the consolidated financial statements" ("DBSH Notes") in DBSH Consolidated Financial Statements.

2. DIVIDENDS

In S$'million	**2002**	2001
Dividends (gross) from subsidiary companies	**151**	282
Dividends (gross) from associated companies	**28**	36
Dividends (gross) from other investments	**19**	23
Total	**198**	341

3. SHARE CAPITAL

In S$'million	**2002**	2001
Authorised		
2,000,000,000 ordinary shares of S$1 each	**2,000**	2,000
600,000,000 non-redeemable convertible preference shares of S$2 each	**1,200**	1,200
300,000,000 non-voting convertible preference shares of S$1 each	**300**	300
800,000 non-cumulative redeemable non-convertible perpetual preference shares of US$0.01 each and each with a liquidation preference of US$1,000	**#**	#
17,500 non-cumulative redeemable non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$10,000	**#**	#
1,100,000,000 non-cumulative non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$100	**11**	11
	1,511	1,511
Total Issued and Paid-up Capital		
1,962,302,697 (2001: 1,636,045,569) ordinary shares of S$1 each	**1,962**	1,636
11,000,000 (2001: 11,000,000) non-cumulative non-convertible perpetual preference shares S$0.01 each	**#**	#
Total	**1,962**	1,636

Amount under S$500,000

3.1 On May 7, 2002, DBS Bank issued 210,686,648 ordinary shares of par value S$1.00 each for S$211 million to DBSH, for general corporate purposes.

3.2 On December 23, 2002, DBS Bank issued 115,570,480 ordinary shares of par value S$1.00 each for S$1,306 million to DBSH, for general corporate purposes.

4. RESERVES

4.1 SHARE PREMIUM ACCOUNT

In S$'million	2002	2001
Balance at January 1	**8,944**	4,273
Issue of shares	**1,190**	4,673
Expenses arising from issue of shares	**#**	(2)
Balance at December 31	**10,134**	8,944

Amount under S$500,000

4.2 CAPITAL RESERVE

In S$'million	2002	2001
Balance at January 1		
– as previously reported	**(12)**	(138)
– effect of restating long term investments at historical costs	**(92)**	206
Balance at January 1 as restated	**(104)**	68
Net exchange translation adjustments during the year	**214**	(191)
Goodwill written back on disposal of subsidiary companies	**–**	19
Balance at December 31	**110**	(104)

4.3 GENERAL RESERVE

In S$'million	2002	2001
RESERVE FUND		
Balance at January 1	**1,728**	1,523
Reserves arising from folding in of subsidiary companies	**–**	138
Appropriation from profit and loss account (Note 4.4)	**223**	67
Balance at December 31	**1,951**	1,728

The appropriation from profit and loss account relates to the amounts transferred to the Reserve Fund to comply with the Banking Act.

4.4 REVENUE RESERVE

In S$'million	2002	2001
Balance at January 1		
– as previously reported	**2,248**	1,014
– effect of adopting SAS 12 in connection with deferred taxation	**94**	82
Balance at January 1 as restated	**2,342**	1,096
Net profit after taxation	**891**	1,356
Goodwill transferred from capital reserve on disposal of subsidiary companies	**–**	(19)
Transfer to general reserve (Note 4.3)	**(223)**	(67)
	(223)	(86)
Amount available for distribution	**3,010**	2,366
Less: 104 % dividends less income tax on ordinary shares paid	**1,500**	–
6% (2001: 6%) dividends less income tax on preference shares paid	**51**	24
Balance at December 31	**1,459**	2,342
Total reserves	**13,654**	12,910

5. DUE TO SUBSIDIARY COMPANIES

In S$'million	2002	2001
Subordinated term debts	**1,358**	1,440
Amounts due to subsidiary companies	**821**	607
Total	**2,179**	2,047

5.1 The subordinated term debts, issued on March 21, 2001 comprised the Series A Subordinated Note of US$725 million and the Series B Subordinated Note of S$100 million, and mature on March 15, 2051. The notes were issued by DBS Bank to DBS Capital Funding Corporation, both wholly owned subsidiary companies of DBSH.

5.2 Interest is payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

6. ASSOCIATED AND JOINT VENTURE COMPANIES

The investment in the Bank of the Philippine Islands ("BPI") was purchased by DBS Bank in December 1999. Since then, the global stock market has remained relatively weak amidst an uncertain economy. The Philippines market exhibits no exceptional trend. In accordance to SAS 36, the Board and Management have made appropriate assessment of the investment value in BPI. Using the dividend discounted model and a terminal value based on historical price to book ratio, we have determined the value in use for the investment in BPI to be S$718 million. As a result, an impairment loss of S$341 million was recorded in the profit and loss account.

DBS Group Holdings Ltd and its Subsidiary Companies
Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd ("DBSH") for the financial year ended December 31, 2002, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Statements of Accounting Standard.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

S Dhanabalan	–	Chairman
Jackson Tai	–	Chief Executive Officer & Vice Chairman
Ng Kee Choe	–	Vice Chairman (Appointed on December 17, 2002)
Bernard Chen Tien Lap		
Fock Siew Wah		
Gail D. Fosler (Ms)		
Tommy Koh Thong-Bee		
Moses Lee Kim Poo		
Leung Chun Ying	–	(Appointed on July 22, 2002)
John Alan Ross	–	(Appointed on February 6, 2003)
Thean Lip Ping	–	(Appointed on September 9, 2002)
Yeo Ning Hong		

In accordance with Article 95 of DBSH's Articles of Association, Mr Jackson Tai and Ms Gail D. Fosler, will retire and being eligible, will offer themselves for re-election pursuant to Article 96.

In accordance with Article 101 of DBSH's Articles of Association, Messrs Ng Kee Choe, Leung Chun Ying and John Alan Ross will retire and, being eligible, will offer themselves for re-election pursuant to Article 101.

Mr Thean Lip Ping will retire pursuant to Section 153(2) of the Singapore Companies Act, Chapter 50. A resolution will be proposed for his reappointment under Section 153(6) of the said Act to hold office until the next Annual General Meeting of DBSH.

PRINCIPAL ACTIVITIES

The principal activities of DBSH Group consist of the business of investment holding, banking and financing, the provision of mortgage financing, lease and hire purchase financing, corporate advisory services, nominee and trustee services, funds management services, stockbroking, primary dealership in Singapore Government securities, merchant banking, factoring, credit card and venture capital operations, and other financial services. There have been no significant changes in the nature of these activities during the financial year.

ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

(a) Acquisition of additional interest in subsidiary companies

(i) DBS Diamond Holdings Ltd ("DDH")

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DDH. Under the Call Option, DBS Bank had the right to require each DDH minority shareholder to sell his shares in DDH, by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share. The financial statements of DBSH Group at December 31, 2002 took into account the effect of the exercise of the Call Option, and reflected an increase in DBS Bank's equity interest in DDH from 71.6% to 100%.

Goodwill arising from the acquisition of the remaining 28.4% interest in DDH amounted to S$2,684 million. This was computed based on the difference between the total consideration paid of S$3,555 million and DBS Bank's 28.4% interest in the fair values of identifiable assets and liabilities of DDH Group of S$871 million at the same date. The goodwill will be amortised over a period of 19 years from January 2003.

(ii) DBS Group Holdings (Hong Kong) Ltd ("DBSG HK")
On May 7, 2002, DBS Bank acquired the remaining 12.7% DBSG HK held by minority shareholders. DBSG HK owns all the issued share capital of DBS Kwong on Bank Limited ("DKOB"). The total consideration paid for the acquisition was HK$907 million (S$212 million). The consideration comprised 15,135,535 new DBSH ordinary shares of par value S$1.00 each at an issue price of S$13.92 per DBSH ordinary share, and cash consideration of HK$4 million (S$1 million). Upon completion of the transaction, DBSH's effective equity interest in DBSG HK increased from 87.3% to 100%.

Goodwill arising from the acquisition of the remaining 12.7% interest in DBSG HK amounted to S$83 million. This was computed based on the difference between the total consideration paid of S$212 million and DBS Bank's 12.7% interest in the fair values of identifiable assets and liabilities of DBSG HK Group of S$129 million at the same date. The goodwill is amortised over a period of 17 years from May 2002.

(b) Disposal of subsidiary companies

(i) Dao Heng Assurance Ltd ("DHA") and DBS Kwong On Insurance Ltd ("DKOI")
On June 6, 2002, Dao Heng Bank Group Limited ("DHG"), an indirect 71.6% owned subsidiary company of DBSH, and DBS Kwong On Bank Limited ("DKOB"), an indirect wholly owned subsidiary company of DBSH, under a conditional sale and purchase agreement, disposed their wholly owned insurance subsidiary companies, DHA and DKOI, to Commercial Union International Holdings Limited for a total cash consideration of HK$295 million (S$66 million) and HK$31 million (S$7 million) respectively. The net attributable tangible assets of DHA and DKOI at the date of disposal were HK$142 million (S$32 million) and HK$31 million (S$7 million) respectively. On completion of the sale, DHA and DKOI have ceased to be subsidiary companies of DBSH Group.

As part of this transaction, DHG Group also entered into a Life Insurance Bancassurance Distribution Agreement and a General Insurance Bancassurance Distribution Agreement (the "Agreements") with Aviva Ltd (formerly known as CGNU International Insurance PLC ("CGNU")). Under the Agreements, DHG Group entered into an exclusive arrangement to distribute CGNU life and general insurance products throughout its banking network in Hong Kong. The term of the Agreements is ten years.

The difference between the consideration received and the fair value of the assets and liabilities disposed will be recognised over the term of the Agreements as commission income to offset the costs incurred to meet DHG Group's obligations and responsibilities over the life of the Agreements, including the provision of employees, IT and other resources.

(ii) DBS Capital Trust Securities India Pvt Ltd ("DBS CT")
On October 8, 2002, DBS Vickers Securities Holdings Pte Ltd, an indirect 59.5% owned subsidiary company of DBSH, disposed its 75% equity stake in DBS CT for a total cash consideration of INR107 million (S$4 million). The net attributable tangible assets of DBS CT at the date of disposal was INR144 million (S$5 million). On completion of the sale, DBS CT has ceased to be a subsidiary company of DBSH Group.

(iii) During the financial year, indirect subsidiary companies liquidated include DBS Pte Ltd, Thai Danu-DBS Co Ltd, Singapore Bankers Club Pte Ltd, Oriental Hearts International Limited, Pan Shine Investments Limited, and DBS Kwong On Property Agency Company Limited.

Save as aforesaid, there have been no other acquisition or disposal of subsidiary companies during the financial year.

RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

S$'million	DBSH	DBSH GROUP
Net profit after taxation	1,505	1,150
Less: Minority interests	–	133
Net profit attributable to members	1,505	1,017

TRANSFERS TO/(FROM) RESERVES

Material movements to or from reserves during the financial year are set out in the notes to the financial statements.

SHARE AND DEBENTURE ISSUES

During the financial year:

(a) On May 7, 2002, DBSH issued 15,135,535 ordinary shares of par value S$1.00 each at an issue price of S$13.92 per share, amounting to S$211 million, as purchase consideration for the acquisition of additional interest in a subsidiary company.

(b) During the financial year, pursuant to the DBSH Share Option Scheme (the "Option Scheme") and DBSH Share Option Plan (the "Option Plan"), DBSH issued the following ordinary shares of par value S$1.00 each, fully paid in cash upon the exercise of options granted:

DBSH Share Option Scheme	Number of ordinary shares issued	Subscription price per ordinary share
1997 DBSH Options	1,163,596	S$7.29
1998 DBSH Options	213,156	S$7.69
	1,376,752	

(c) During the financial year, DBSH issued 5,497,260 ordinary shares of par value S$1.00 each, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the financial year, the following subsidiary company issued shares and debentures as stated below:

The Development Bank of Singapore Ltd ("DBS Bank")

(i) On May 7, 2002, DBS Bank issued 210,686,648 ordinary shares of par value S$1.00 each for S$211 million to DBSH, for general corporate purposes.

(ii) On December 23, 2002, DBS Bank issued 115,570,480 ordinary shares of par value S$1.00 each for S$1,306 million to DBSH, for general corporate purposes.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was DBSH a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of DBSH or any other body corporate save as disclosed in this report under the headings **"DIRECTORS' INTEREST IN SHARES AND DEBENTURES", "SHARE OPTIONS"** and **"DBSH PERFORMANCE SHARE PLAN"**.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings kept pursuant to Section 164 of the Singapore Companies Act, the under-mentioned persons were Directors of DBSH at the end of the financial year and their interests in shares in DBSH/DBS Bank were as follows:

	Holdings in which Directors have a direct interest		**Holdings in which Directors are deemed to have an interest**	
	As at Dec 31 2002	As at Dec 31 2001 (or date of appointment if later)	**As at Dec 31 2002**	As at Dec 31 2001 (or date of appointment if later)
Ordinary shares of par value S$1.00 each				
S Dhanabalan	**35,000**	25,000	**31,534**	31,534
Jackson Tai	**44,050**	11,250	–	–
Ng Kee Choe (as at 17/12/02)	**286,473**	286,473	–	–
Bernard Chen Tien Lap	**19,000**	19,000	–	–
Fock Siew Wah	**50,000**	50,000	–	–
Gail D. Fosler	**3,400**	3,400	–	–
Tommy Koh Thong–Bee	**4,200**	4,200	–	–
Moses Lee Kim Poo	–	–	–	–
Leung Chun Ying (as at 22/7/02)	–	–	–	–
John Alan Ross (as at 6/2/03)	–	–	–	–
Thean Lip Ping (as at 9/9/02)	**6,448**	6,448	**15,004**	15,004
Yeo Ning Hong	**10,000**	10,000	–	–
Unissued ordinary shares of par value S$1.00 each under the DBSH share option scheme				
Ng Kee Choe (as at 17/12/02)	**75,600**	75,600	–	–
Unissued ordinary shares of par value S$1.00 each under the DBSH share option plan				
Jackson Tai	**287,375**	187,375	–	–
Ng Kee Choe (as at 17/12/02)	**364,400**	364,400		

Number of DBS Bank 6% non-cumulative non-convertible perpetual preference shares of par value S$0.01 each	**As at Dec 31 2002**	As at Dec 31 2001 (or date of appointment if later)	**As at Dec 31 2002**	As at Dec 31 2001 (or date of appointment if later)
S Dhanabalan	**500**	500	–	–
Jackson Tai	**250**	250	–	–
Ng Kee Choe (as at 17/12/02)	**2,500**	–	–	–
Thean Lip Ping (as at 9/9/02)	–	–	**500**	500

DIVIDENDS

Dividends paid or proposed since the end of DBSH's last financial year ended December 31, 2001 were as follows:

	S$'million
(a) paid in respect of the financial year ended December 31, 2001:	
(i) a final dividend on ordinary shares of 16% less 22% income tax:	
– as proposed in the Directors' Report for that year	175
– not provided for in the 2001 financial statements arising from conversion of DBSH non–voting convertible preference shares (CPS) to ordinary shares and exercise of options under the Option Scheme and Option Plan; and change in tax rate	8
(ii) a final dividend on DBSH non–voting CPS of 16% less 22% income tax:	
– as proposed in the Directors' Report for that year	3
– write–back of excess provisions in 2001 financial statements arising from conversion of DBSH non–voting CPS to ordinary shares	#
(iii) a final dividend on DBSH non–voting redeemable CPS of 16% less 22% income tax:	
– as proposed in the Directors' Report for that year	8
(b) paid in respect of the financial year ended December 31, 2002:	
(i) an interim dividend on ordinary shares of 14% less 22% income tax	160
(ii) an interim dividend on DBSH non–voting CPS of 14% less 22% income tax	3
(iii) an interim dividend on DBSH non–voting redeemable CPS of 14% less 22% income tax	7
(c) proposed in respect of the financial year ended December 31, 2002:	
(i) a final dividend on ordinary shares of 16% less 22% income tax	183
(ii) a final dividend on DBSH non–voting CPS of 16% less 22% income tax	3
(iii) a final dividend on DBSH non–voting redeemable CPS of 16% less 22% income tax	8

Amount under S$500,000

The Directors will at the Annual General Meeting recommend for approval the payment of the final dividend as per (c) above.

BAD AND DOUBTFUL DEBTS

Before the financial statements of DBSH were made out, the Directors took reasonable steps to ascertain that action had been taken in relation to the writing off of and provision for bad and doubtful debts. They have satisfied themselves that all known bad debts have been written off and that, where necessary, adequate provision has been made for doubtful debts.

At the date of this report, the Directors are not aware of any circumstances that would render the amounts written off or provided for bad and doubtful debts in the financial statements of DBSH and of DBSH Group inadequate to any substantial extent.

CURRENT ASSETS

Before the financial statements of DBSH were made out, the Directors took reasonable steps to ensure that any current assets of DBSH which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in values of such current assets.

At the date of this report, the Directors are not aware of any circumstances that would render the values attributed to current assets in the financial statements of DBSH and of DBSH Group misleading.

CHARGES AND CONTINGENT LIABILITIES
At the date of this report:

(a) no charge on the assets of DBSH or of DBSH Group has arisen since the end of the financial year which secures the liabilities of any other person, and

(b) no contingent liability of DBSH or of DBSH Group has arisen since the end of the financial year other than those normally undertaken in the course of the activities of DBSH or of DBSH Group.

ABILITY TO MEET OBLIGATIONS
No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of DBSH and of DBSH Group to meet their obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS
At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of DBSH and of DBSH Group which would render any amounts stated in the financial statements of DBSH and of DBSH Group misleading.

UNUSUAL ITEMS
In the opinion of the Directors, no item, transaction or event of a material and unusual nature has:

(a) substantially affected the results of the operations of DBSH and of DBSH Group during the financial year, and

(b) arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of DBSH and of DBSH Group for the financial year in which this report is made, other than post balance sheet events as described under **"SUBSEQUENT EVENTS"**.

DIRECTORS' CONTRACTUAL BENEFITS
Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of DBSH and of DBSH Group.

SHARE OPTIONS

(a) DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme (the "Option Scheme") was adopted by the shareholders of DBSH at an Extraordinary General Meeting held on September 18, 1999, to replace the DBS Bank Share Option Scheme (the "DBS Bank Option Scheme") previously implemented by DBS Bank, following the restructuring of DBS Bank as a wholly owned subsidiary company of DBSH.

The Option Scheme was terminated on October 18, 1999, and the outstanding existing unexercised options (the "DBSH Options") will continue to remain valid until the date of expiration of the relevant DBSH Options. Particulars of the share options granted under the Option Scheme in 1998 (herewith called "1998 DBSH Options") have been set out in the Directors' Report for the year ended December 31, 1998 except for the modification in Rules 1, 4 and 8 of the Option Scheme.

Save as disclosed in this report under the heading **"SHARE AND DEBENTURE ISSUES"**, no shares of DBSH were issued during the financial year to which this report relates by virtue of the exercise of the DBSH Options to take up unissued ordinary shares of DBSH pursuant to the Option Scheme, whether granted before or during the financial year.

At the end of the financial year, unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH Options granted under the Option Scheme are as follows:

	Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
1998 DBSH Options	906,788	S$7.69	April 7, 2003
	906,788		

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

(b) DBSH SHARE OPTION PLAN

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly owned subsidiary company of DBSH. Particulars of the share options granted under the Option Plan in 1999, 2000 and 2001 (herewith called "1999 DBSH Options", "March/July 2000 DBSH Options" and "March/June/August 2001 DBSH Options" respectively) have been set out in the Directors' Reports for the years ended December 31, 1999, 2000 and 2001 respectively.

During the financial year, in consideration of the payment of S$1.00 for each option granted, options in respect of 14,285,000 (January 2002: 50,500; March 2002: 12,876,240; August 2002: 1,329,000; October 2002: 9,260; December 2002: 20,000) unissued ordinary shares of par value S$1.00 each in DBSH ("January 2002 DBSH Options", "March 2002 DBSH Options", "August 2002 DBSH Options", "October 2002 DBSH Options" and "December 2002 DBSH Options") were granted pursuant to the Option Plan to executives of DBSH Group of the rank of Vice President (or equivalent) and above; as well as to selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent). Options in respect of a total of 300,000 unissued ordinary shares were granted to executive directors Mr Philippe Paillart (resigned on June 22, 2002) and Mr Jackson Tai during the financial year.

Statutory and other information regarding the Option Plan and the "January 2002 DBSH Options", "March 2002 DBSH Options", "August 2002 DBSH Options", "October 2002 DBSH Options" and "December 2002 DBSH Options" granted under the Option Plan are as follows:

(i) Subject to prevailing legislation, the following categories of individuals are currently eligible to participate in the Option Plan:

- DBSH Group executives who hold the rank of Vice President (or equivalent or analogous rank) and above and selected employees of the DBSH Group of a rank below the rank of Vice President (or equivalent or analogous rank);

- Executives of associated companies of the DBSH Group over which DBSH has control who hold the rank of Vice President (or equivalent or analogous rank) and above; and

- Non-executive directors of DBSH.

The persons to whom the "January 2002 DBSH Options", "March 2002 DBSH Options", "August 2002 DBSH Options", "October 2002 DBSH Options" and "December 2002 DBSH Options" have been granted may be eligible to participate in the DBSH Performance Share Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) The dates of expiration of the "January 2002 DBSH Options", "March 2002 DBSH Options", "August 2002 DBSH Options", "October 2002 DBSH Options" and "December 2002 DBSH Options" are January 1, 2012, March 27, 2012, August 15, 2012, October 9, 2012 and December 17, 2012 respectively unless any such Option lapses prior to such date by reason of Rules 7 and 8 of the Option Plan relating to the cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a takeover, winding-up or reconstruction of DBSH, after the grant of the DBSH Option.

(iii) The subscription price for each share in respect of which a DBSH Option (other than "January 2002 DBSH Options", "March 2002 DBSH Options", "August 2002 DBSH Options", "October 2002 DBSH Options" and "December 2002 DBSH Options") is exercisable is the average of the last dealt prices ("Market Price") for the DBSH shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd ("SGX-ST"), for the three consecutive trading days immediately preceding the date of the grant.

(iv) DBSH Options with subscription prices that are equal to the Market Price may be exercised, in whole or in part, one year after the date of the grant up to the date of expiration of the options, and in accordance with a vesting schedule to be determined by the Compensation Committee.

(v) Adjustments may be made to the number of DBSH shares which may be acquired by a participant, or the subscription price or both, in the event of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

Save as disclosed in this report under the heading **"SHARE AND DEBENTURE ISSUES"**, no shares of DBSH were issued during the financial year to which this report related by virtue of the exercise of any DBSH Options, whether granted before or during the financial year.

At the end of the financial year, unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH Options granted under the Option Plan were as follows:

	Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
1999 DBSH Options	4,256,461	S$15.30	July 27, 2009
March 2000 DBSH Options	1,697,000	S$20.87	March 5, 2010
July 2000 DBSH Options	1,153,800	S$22.33	July 26, 2010
March 2001 DBSH Options	12,193,000	S$17.70	March 14, 2011
June 2001 DBSH Options	21,000	S$14.76	May 31, 2011
August 2001 DBSH Options	1,500,000	S$12.93	July 31, 2011
October 2001 DBSH Options	11,655	S$10.73	October 30, 2011
January 2002 DBSH Options	50,500	S$13.70	January 1, 2012
March 2002 DBSH Options	12,328,240	S$14.73	March 27, 2012
August 2002 DBSH Options	1,290,000	S$12.27	August 15, 2012
October 2002 DBSH Options	9,260	S$11.73	October 9, 2012
December 2002 DBSH Options	20,000	S$11.47	December 17, 2012
	34,530,916		

Other than the DBSH Options granted under the Option Scheme and the DBSH Options granted under the Option Plan as disclosed herein, there were no outstanding options granted by DBSH as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH PERFORMANCE SHARE PLAN

The DBS Bank Performance Share Plan was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Performance Share Plan (the "Performance Share Plan"), to replace the DBS Bank Performance Share Plan, following the restructuring of DBS Bank as a wholly owned subsidiary of DBSH.

During the financial year, awards in respect of an aggregate of 598,380 ordinary shares of par value S$1.00 each were granted, pursuant to the DBSH Performance Share Plan, to selected employees of DBSH Group.

Statutory and other information regarding the Performance Share Plan are as follows:

(i) Subject to prevailing legislation, the following categories of individuals are currently eligible to participate in the Performance Share Plan:

- DBSH Group executives who hold the rank of Vice President (or equivalent or analogous rank) and above and selected employees of the DBSH Group of a rank below the rank of Vice President (or equivalent or analogous rank);

- Executives of associated companies of the DBSH Group over which DBSH has control who hold the rank of Vice President (or equivalent or analogous rank) and above; and

- Non–executive directors of DBSH.

The participants of the Performance Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Participants are awarded ordinary shares of DBSH, their equivalent cash value or combinations thereof ("DBSH Awards"), when the prescribed performance targets are met. The DBSH Awards are granted at the absolute discretion of the Compensation Committee.

(iii) The Performance Share Plan shall continue to be in force at the discretion of the Compensation Committee, subject to a maximum period of four years from September 18, 1999, provided always that the Performance Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH in general meeting and of any relevant authorities which may then be required.

(iv) DBSH Awards may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non–executive director, ceases to be a director, or a takeover, winding–up or reconstruction of DBSH.

(v) The aggregate nominal amount of new DBSH shares which may be delivered (pursuant to DBSH Awards granted) under the Performance Share Plan, when added to the nominal amount of new DBSH shares issued and issuable in respect of all DBSH Awards granted under the Performance Share Plan, and all options granted under the Option Plan, shall not exceed 15 per cent of the issued share capital of DBSH on the day preceding the relevant date of the DBSH Award. The number of existing DBSH shares purchased from the market which may be delivered pursuant to the DBSH Award will not be subject to any limit.

(vi) Subject to the prevailing legislation and SGX–ST guidelines, DBSH will have the flexibility to deliver DBSH shares to participants upon vesting of their DBSH Awards by way of an issue of new DBSH shares and/or the purchase of existing DBSH shares.

(vii) The nominal amount, class and/or number of DBSH shares comprised in a DBSH Award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

DBSH EMPLOYEE SHARE PLAN

The DBSH Employee Share Plan (the "Employee Share Plan") is intended to cater to all employees of the DBSH Group and associated companies of the DBSH Group over which DBSH has control who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

Participants will receive ordinary shares of DBSH ("DBSH shares") free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met. Participants will be allocated DBSH shares acquired from the market in accordance with guidelines established by DBSH. In respect of each financial year, DBSH will determine the performance targets applicable and the number of DBSH shares to be allocated to each participant or category of participants upon the attainment of such targets. Upon the attainment of the prescribed performance targets, the DBSH shares will be vested with the participants on terms and conditions to be determined by DBSH.

The Employee Share Plan may be altered from time to time at the absolute discretion of DBSH.

During the financial year, an aggregate of 438,940 ordinary shares of par value S$1.00 each were granted to eligible employees of DBSH Group pursuant to the Employee Share Plan.

SUBSEQUENT EVENTS

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd. Please refer to heading **"ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES"**, item (a)(i) for further details.

AUDIT COMMITTEE

The Audit Committee comprised non-executive directors Mr Bernard Chen Tien Lap (Chairman), Professor Tommy Koh Thong-Bee and Mr Moses Lee Kim Poo. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 2002, the Audit Committee has discussed with management and the external auditors the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditors, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from PricewaterhouseCoopers (PwC) and has considered the financial, business and professional relationship between PwC and DBSH Group. It is of the view that such relationship is compatible with maintaining PwC's independence.

AUDITORS

In response to the requirement on rotation of auditors, Ernst & Young has been nominated to be the auditors for the ensuing year. The appointment is subject to shareholders' approval at the Annual General Meeting on April 21, 2003.

On behalf of the Directors

S DHANABALAN

JACKSON TAI

February 21, 2003
Singapore

DBS Group Holdings Ltd and its Subsidiary Companies
Statement by the Directors

We, S Dhanabalan and Jackson Tai, two of the Directors of DBS Group Holdings Ltd, state that, in the opinion of the Directors, the profit and loss account, balance sheet, the statement of changes in shareholders' equity and the cash flow statement, together with the notes thereon as set out on pages 61 to 133, are drawn up so as to give a true and fair view of the state of affairs of DBSH and of DBSH Group, consisting of DBSH and its subsidiary companies, at December 31, 2002, the results of the business of DBSH and of DBSH Group, the cash flows, and the changes in equity of DBSH Group for the financial year ended on that date and there are reasonable grounds to believe that DBSH and DBSH Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

S DHANABALAN

JACKSON TAI

February 21, 2003
Singapore

DBS Group Holdings Ltd and its Subsidiary Companies
Report of the Auditors

To the Members of DBS Group Holdings Ltd (Incorporated in Singapore)

We have audited the financial statements of DBS Group Holdings Ltd and the consolidated financial statements of the Group for the financial year ended December 31, 2002 set out on pages 54 to 133. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act (the "Act") and Singapore Statements of Accounting Standard, and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at December 31, 2002, the profit of the Company and of the Group, the cash flows and changes in equity of the Group for the financial year ended on that date; and

(ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, and the financial statements of the subsidiaries in members' voluntary liquidation at December 31, 2002, being financial statements included in the consolidated financial statements. Details of these subsidiaries are disclosed in Note 31.2 and 31.3 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the DBSH Group financial statements and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

February 21, 2003
Singapore

DBS Group Holdings Ltd and its Subsidiary Companies
Ten-Year Summary of Operations of DBSH Group

	2002	2001[6]	2000	1999	1998[4]	1997[4]	1996	1995	1994	1993
Income (S$'million)										
Net profit before taxation	**1,448**	1,361	1,675	1,041	44	562	836	767	687	622
Net profit after taxation	**1,017**	997	1,389	1,072	112	458	670	595	533	468
Selected Balance Sheet Data										
Assets (S$'million)										
Total assets	**149,375**	151,462	111,208[5]	106,465	100,037	65,984	55,738	49,187	45,189	41,607
Customer loans and advances including bills	**60,710**	68,208	52,024	54,370	56,215	40,135	31,013	26,172	22,055	18,257
Investment in quoted and unquoted securities and shares	**27,731**	24,922	14,403	14,593	11,086	5,702	5,276	4,831	4,098	4,286
Liabilities (S$'million)										
Deposits and other accounts of customers	**101,315**	106,771	80,721	82,268	73,858	33,557	30,600	28,129	25,574	24,968
Total deposits	**106,192**	115,217	92,774	89,759	86,477	54,038	45,142	39,826	36,514	33,712
Borrowings and debt securities	**10,687**	10,490	3,812	2,818	1,123	1,848	1,661	1,288	1,200	808
Capital and Reserves (S$'million)										
Paid-up non-voting redeemable, convertible preference share capital	**67**	67	67	–	–	–	–	–	–	–
Paid-up non-redeemable, convertible preference share capital	**–**	–	–	–	412	536	656	605	462	252
Paid-up non-voting, convertible preference share capital	**20**	25	25	147	225	–	–	–	–	–
Issued and paid-up ordinary share capital	**1,469**	1,447	1,216	1,178	928	703	691	675	663	654
Ordinary shareholders' funds	**13,885**	13,019	9,899	9,921	7,800	7,494	6,243	5,511	4,888	4,348
Total (ordinary and preference) shareholders' funds	**14,445**	13,614	10,495	10,876	9,812	8,030	6,899	6,115	5,349	4,600
Financial Ratios										
Dividend cover for ordinary shares (number of times)	**2.90**	3.22	3.32	5.05	1.65	4.86	8.11	7.41	6.83	6.77[3]
Adjusted gross dividends per ordinary share[2] (S$)	**0.30**	0.30	0.45	0.26	0.16	0.15	0.13	0.13	0.13	0.12[3]
Adjusted earnings per ordinary share after tax[2] (S$)	**0.68**	0.78	1.13	0.97	0.10	0.52	0.77	0.69	0.63	0.57
Net tangible asset backing per ordinary share[1] (S$)	**4.21**	5.39	8.14	8.42	7.68	8.43	7.14	6.45	5.83	5.26
Return (after tax) on average total shareholders' funds (%)	**7.23**	8.81	12.89	10.35	1.29	5.72	10.30	10.36	10.71	10.89
Total shareholders' funds to total assets	**0.10**	0.09	0.09	0.10	0.10	0.12	0.12	0.12	0.12	0.11
US$/S$ exchange rate as at December 31	**1.74**	1.85	1.73	1.67	1.65	1.68	1.40	1.41	1.46	1.61

Notes:

1. Net tangible asset backing per ordinary share has been adjusted for bonus issues in 1993, 1998 and 1999, and rights issue in 1998.
2. Gross dividends per ordinary share and earnings per ordinary share after tax have been adjusted for bonus issues in 1993, 1998 and 1999, and rights issues in 1998.
3. Dividends exclude the special tax-exempt bonus dividend of 5 cents per share.
4. With effect from January 1, 1999, equity accounting for investments in associated companies was adopted by the DBSH Group. The comparative figures for 1998 and 1997 have been adjusted to reflect this change.
5. Total assets exclude "Life fund assets attributable to policyholders".
6. Figures for 2001 have been restated to reflect the adoption of Statement of Accounting Standard 12 "Income Taxes".

DBS Group Holdings Ltd
Share Prices and Monthly Turnover

	Highest	Lowest	Last done	Average	Gross dividend yield (%) [4]	Price-earning ratio [4]
Chart: DBSH Ordinary Shares [1]						
2002	**14.90**	**10.70**	**11.00**	**12.96**	**2.31**	**19.06**
2001	21.40	9.05	13.80	14.49	2.07	18.57
2000	27.50	16.50	19.60	21.14	2.13	18.71
1999	28.20	17.20	27.30	21.45	1.21	22.11
Chart: DBS Bank Ordinary Shares – Local Tranche [2]						
1999 [3]	20.90	6.71	19.00	13.18	N.A	N.A
1998	9.71	3.37	7.62	6.62	2.48	66.20
1997	8.80	6.95	8.48	7.68	1.85	14.77
1996	9.05	7.12	7.49	7.78	1.62	10.10
1995	9.05	7.65	8.56	8.12	1.56	11.77
Chart: DBS Bank Ordinary Shares – Foreign Tranche [2]						
1999 [3]	20.03	9.03	19.86	14.47	N.A	N.A
1998	13.67	4.30	12.81	8.94	1.84	89.40
1997	15.52	8.28	10.74	12.90	1.11	24.81
1996	15.59	11.71	14.10	13.15	0.96	17.08
1995	13.28	8.80	13.13	11.58	1.10	16.78

Notes:

1. Ordinary shares of DBS Bank were delisted and ordinary shares of DBS Group Holdings Ltd (DBSH) were listed on September 18, 1999 pursuant to the "Restructuring Scheme".

2. Share prices have been adjusted for the bonus issues in 1998 and 1999, and rights issue in 1998.

3. DBS Bank Ordinary Shares - Local Tranche and Foreign Tranche were merged on September 2, 1999 and delisted on September 17, 1999.

4. In calculating dividend yields and net price-earnings ratios, the daily average last done share prices have been used.

N.A – Not Applicable

DBS Group Holdings Ltd
Share Prices and Monthly Turnover

ORDINARY SHARES – Local Tranche


Turnover ('000)
Share Price (S$)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35
30
25
20
15
10
5
0
1995
1996
1997
1998
1999
Turnover ('000)
High and Low prices (S$)

ORDINARY SHARES – Foreign Tranche


Turnover ('000)
Share Price (S$)
120,000
105,000
90,000
75,000
60,000
45,000
30,000
15,000
0
32
28
24
20
16
12
8
4
0
1995
1996
1997
1998
1999
Turnover ('000)
High and Low prices (S$)

ORDINARY SHARES – Group Holdings


Turnover ('000)
Share Price (S$)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
40
35
30
25
20
15
10
5
0
2000
2001
2002
Turnover ('000)
High and Low prices (S$)

DBS Group Holdings Ltd
Remuneration Report

Policy on Staff Compensation
DBSH adopts a total compensation programme for rewarding its staff of Vice President and above. This comprises base pay, variable cash bonuses, and long-term incentives in the form of stock options and performance shares.

The objectives of the compensation policy are to:

(a) foster an ownership culture within DBSH which aligns the interests of staff with the interests of shareholders;
(b) motivate staff to achieve performance standards of DBSH and their respective units;
(c) make total compensation sufficiently competitive to recruit, motivate and retain senior executives having skills that are commensurate with DBSH's aspiration to become a Pan-Asian financial services provider.

The compensation policy takes into account pay and employment conditions within the financial industry and in comparable financial institutions, as well as the DBS Group's performance and the performance of individuals.

Remuneration of the Executive Directors
In determining the remuneration for executive directors, the policy is to ensure the following factors were taken into account:

(a) The level of remuneration should be of a level to attract, retain and motivate the leadership of the Group to run the firm successfully;
(b) Performance-related elements of remuneration should form a significant part of their total remuneration package;
(c) There should be an alignment of their interest with those of shareholders of the firm; and
(d) Remuneration is linked to the performance of the firm and individual performance.

This policy has been endorsed by the Compensation Committee and the Board.

The Compensation Committee also recommends the specific remuneration packages (which includes base pay, performance-related cash bonuses and long-term share plans as described above) for each executive director and the CEO for endorsement by the Board.

Where persons are recruited directly as executive directors, DBSH's policy is to fix an appointment period for the executive director and to include clauses relating to early termination. It is also the intention going forward that, for all individuals who are recruited as executives and subsequently appointed as directors, that their contracts will be amended to include a fixed term and clauses dealing with early termination.

Policy on Directors' Fees
DBSH's policy on directors' fees is that such fees should be competitive with regional competitors and should also have the effect of aligning directors' interests with that of shareholders'. Directors receive basic directors' fees and fees for being members of the Audit Committee, the Executive Committee and the Board Risk Management Committee. Directors are encouraged, but are not obligated, to invest half of their fees in DBSH shares and to hold not less than 50% of those for the duration of their term. Directors' fees are approved by shareholders at the AGM.

Disclosure on Remuneration
Non-executive Directors
Non-executive directors receive a basic annual director's fee of S$40,000 each, while the Chairman receives S$50,000. Audit Committee and Board Risk Management Committee members receive S$6,000 per annum each while the Chairman of each Committee receives S$15,000. DBS Bank Executive Committee members receive S$6,000 each per annum while the Chairman receives S$10,000 (no fees are paid to DBSH Executive Committee members).

Breakdown of directors' remuneration

The following table shows the makeup (in percentage terms) of the average remuneration of directors, including those appointed and resigned/retired during the year. They are grouped by bands of S$250,000 for the year ended December 31, 2002.

Remuneration bands	Salary	Bonus	Directors' fees	Share options grants[1]	Others	Total compen-sation	Share options grants[2]	Exercise price	Date of expiry
	%	%	%	%	%	%			
S$4,000,000 to S$4,249,999									
Philippe Paillart [3]	15	41	1	34	9	100	200,000	S$14.73	March 27, 2012
S$3,750,000 to S$3,999,999									
Jackson Tai	19	55	1	18	7	100	100,000	S$14.73	March 27, 2012
Below S$250,000									
Bernard Chen Tien Lap	–	–	100	–	–	100	–		
Fock Siew Wah	–	–	100	–	–	100	–		
Gail D. Fosler (Ms)	–	–	100	–	–	100	–		
Robert Montgomery Howe [4]	–	–	100	–	–	100	–		
Tommy Koh Thong-Bee	–	–	100	–	–	100	–		
Moses Lee Kim Poo	–	–	100	–	–	100	–		
Leung Chun Ying [5]	–	–	100	–	–	100	–		
Ng Kee Choe [6]	25	48	2	21	4	100	75,000	S$14.73	March 27, 2012
S Dhanabalan	–	–	64	-	36	100	–		
Thean Lip Ping [7]	–	–	100	–	–	100	–		
Yeo Ning Hong	–	–	100	–	–	100	–		

1/ Valuation based on Black-Scholes Model.

2/ Refers to the number of unissued DBSH ordinary shares of par value S$1.00 each under the DBSH Share Option Plan. Total amount awarded to the directors during the financial year has been included.

3/ Resigned on June 22, 2002.

4/ Resigned on August 20, 2002.

5/ Appointed on July 22, 2002.

6/ Appointed on December 17, 2002. Total compensation refers to compensation pro–rated effective from the date of directorship.

7/ Appointed on September 9, 2002.

Key Executives' Remuneration

The Code requires the remuneration of at least the top 5 key executives who are not also directors to be disclosed within bands of S$250,000. DBS believes that disclosure of the remuneration of individual executives is disadvantageous to its business interests, given the highly competitive industry conditions, where poaching of executives has become commonplace in a liberalised environment.

Immediate Family Member of Director

The following table shows the makeup (in percentage terms) of the annual remuneration of an employee who is an immediate family member of a director.

Remuneration bands	Salary	Bonus	Share options grants[1]	Others	Total compen-sation	Share options grants[2]	Exercise price	Date of expiry
	%	%	%	%	%	%		
> S$150,000 but < S$250,000								
Immediate family member of the Chairman	41	20	29	10	100	10,000	S$14.73	March 27, 2012

1/ Valuation based on Black-Scholes Model.

2/ Refers to the number of unissued DBSH ordinary shares of par value S$1.00 each under the DBSH Share Option Plan.

Share Plans

Details of the DBSH Performance Share Plan and the DBSH Share Option Plan (the "Plan") appear from pages 145 to 147 of the Directors' Report. In compliance with Rule 852 of the SGX Listing Manual, the following participants in the Plan received the following numbers of options:

Name of participant*	Options granted# during financial year under review	Aggregate options granted since commencement of Plan to end of financial year under review	Aggregate options exercised since commencement of Plan to end of financial year under review	Aggregate options outstanding as at end of financial year under review
Jackson Tai (Director)	100,000	287,375	0	287,375
Ng Kee Choe (Director)	75,000	364,400	0	364,400

* DBSH has no controlling shareholders and no disclosure is made in this respect
# The options granted were in accordance with the terms of the Plan.

During the financial year:

(a) no options were issued to any participant totalling 5% or more of the total number of options available under the Plan;

(b) no options were issued to any director or employee of DBSH or its subsidiaries totalling 5% or more of the total number of options available to all directors and employees of DBSH and its subsidiaries under the Plan; and

(c) no options were granted at a discount.

The aggregate number of options granted to the directors and employees of the DBS Group for the financial year under review was 14,285,000. The aggregate number of options granted to the directors and employees of the DBS Group since the commencement of the Plan to the end of the financial year under review is 38,153,990.

Approval by Shareholders

Shareholder approval was previously obtained for the implementation of the DBSH Share Option Plan and the DBSH Performance Share Plan. Directors' fees are also approved by shareholders at the AGM. The remuneration framework for executives and executive directors has also been approved by the Compensation Committee and endorsed by the Board. The Board considers that the remuneration framework does not need to be approved by shareholders.

DBS Group Holdings Ltd
Corporate Governance Report

INTRODUCTION

DBS Group ("DBS") adheres to the highest standards of corporate governance. The benchmark for corporate governance in Singapore is the Code of Corporate Governance ("Code"), which took effect on January 1, 2003. The Code was issued in 2002 by the Corporate Governance Committee and supplemented by the recommendations of the Working Group formed by the three Singapore banking groups.

This Report describes DBS' corporate governance processes with specific reference to the Code.

THE BOARD OF DIRECTORS

Board's Conduct of its Affairs

DBS Group Holdings ("DBSH")'s Articles provide that the business of DBSH shall be managed by the directors, who may exercise all the powers of DBSH, subject to the provisions of the Companies Act or the Articles of Association and to such regulations as may be prescribed by DBSH in general meeting. Without detracting from the Articles, the DBSH Board has also decided that certain matters must always be approved by the Board. These include:

(a) the consolidated financial statements and directors' report of the DBS Group;
(b) any strategic plan for the DBS Group and how actual results compare with the plan;
(c) the annual budget for the DBS Group;
(d) all strategic acquisitions by the DBS Group;
(e) all major fund-raising exercises of the DBS Group; and
(f) all decisions that will have a major impact on the reputation or standing of the DBS Group.

The DBSH Board ("Board") conducts regular scheduled meetings four times a year and also holds adhoc Board meetings as and when required. The Articles of DBSH allow a Board meeting to be conducted by way of a tele-conference. The attendance of the directors at meetings of the Board and Board committees, as well as the frequency of such meetings, are disclosed in this annual report.

DBS has training programmes for directors to meet their relevant training needs. New directors attend a one-day briefing session or more if necessary on the operations of all the key business and support units. Prior to their appointment, new directors are also provided all relevant information on their duties as a director under Singapore law. Directors are updated regularly on key accounting and regulatory changes.

Directors may at any time request further explanations, briefings or informal discussions on any aspects of DBS' operations.

Role of Chairman and Chief Executive Officer

The Chairman and CEO functions in DBS are assumed by different individuals. The Chairman, S. Dhanabalan, is a non-executive director, while the CEO, Jackson Tai, is an executive director.

The CEO is the most senior executive in DBS and assumes executive responsibility for DBS' business, while the Chairman assumes responsibility for the management of the Board.

In respect of Board meetings, the Chairman ensures that board meetings are held when necessary. The board agenda is set by the CEO and approved by the Chairman. The Chairman ensures that Board members are provided with complete, adequate and timely information.

Board Composition and Balance

The Board comprises three non-independent directors. These include the Chairman, S. Dhanabalan, who is a nominee of Temasek Holdings Pte Ltd, DBSH's substantial shareholder, and two executive directors (Jackson Tai, who is Vice Chairman and CEO of both DBSH and DBS Bank, and Ng Kee Choe, Vice Chairman of DBSH).

The independence of each director is reviewed annually by the Nominating Committee ("NC"). The NC adopts the Code's definition of what constitutes an independent director in its review. The NC considers that, apart from Mr Dhanabalan, Mr Tai and Mr Ng, the remaining directors are all independent. This includes LP Thean, a non-profit sharing employee at Singapore law firm Khattar Wong & Partners ("KWP") carrying the title of consultant. He does not participate in deliberations in the firm on matters relating to DBS and is therefore considered an independent director of DBS, notwithstanding that KWP is one of a number of law firms providing legal services to DBS. The NC is also of the view that the current Board comprises persons who, as a group, provide core competencies necessary to meet DBS' requirements.

While there is no limit on the number of directors that may be appointed under DBSH's Articles, the Board is of the view that its current board size of 13 members is appropriate, taking into account the nature and scope of DBS' operations.

Access to Information
Management provides the Board with a monthly update covering financial results, market and business developments and other important and relevant information.

If directors, whether as a group or individually, need independent professional advice, the company secretary will seek the appropriate external advice. The cost of such professional advice will be borne by DBS.

The company secretary attends all board meetings and ensures that board procedures are followed and relevant regulations are complied with. The company secretary also attends all meetings of the Audit Committee, the Nominating Committee and the Board Risk Management Committee.

Board Appraisal
The DBSH Board implemented a board appraisal process for the first time in 2003. Individual board members assess the performance of the Board as a whole, and provide feedback to the Chairman of the Board and the Chairman of the Nominating Committee. Both Chairmen consolidate the feedback and present the findings to the Board at the Board meeting held before the annual general meeting. The appraisal form used by the DBSH Board is based on sample board appraisal forms recommended by internationally-recognised bodies on corporate governance. The Board has decided to defer assessment of individual directors to a later date.

The process described above differs from that recommended by the Code of Corporate Governance in a number of respects:

(a) The Code states that the Nominating Committee should decide how the Board's performance may be evaluated and propose objective performance criteria. Such performance criteria, that allow comparison with its industry peers, should be approved by the Board and address how the Board has enhanced long-term shareholder value. These performance criteria should not be changed.

The Board feels that the process should not be confined to the NC, but should be performed by the Board as a whole, to encourage feedback and facilitate constructive discussion on the Board's strengths and shortcomings. The process may be refined in future years.

(b) DBSH also considers that financial performance criteria may not be entirely appropriate for tracking Board performance. In addition to the difficulty of deciding which particular financial performance criteria should be adopted, it was also felt that such criteria did not evaluate a crucial element of the Board's role, namely, supervision and oversight. The Board therefore felt that its performance should be judged on the basis of accountability as a whole, rather than strict definitive financial performance criteria.

(c) The Code recommends that individual assessment of directors be carried out as well.

The Board felt it would be more appropriate, in the first phase of the Board appraisal process, to focus on collective Board performance and defer individual assessment to a later stage.

BOARD COMMITTEES
DBS has established a number of Board committees to enhance its corporate governance structure, including Nominating, Audit, Compensation, Board Risk Management, and Executive Committees.

Executive Committee
The DBSH Executive Committee ("Exco") comprises 5 members (S. Dhanabalan (Chairman), Jackson Tai, Ng Kee Choe, Bernard Chen Tien Lap and Fock Siew Wah) and is authorised to exercise all the powers of the Board, except those which the Board may only exercise by law or which the Bank has expressly reserved for itself.

Board Risk Management Committee
The Board Risk Management Committee ("BRMC") comprises 3 members (Fock Siew Wah (Chairman), Tommy Koh Thong-Bee and Bernard Chen Tien Lap).

The role of the BRMC is to:

(a) assist the Board in reviewing risk policies;

(b) approve delegation of risk decisions to the Exco or other Bank Committee;

(c) periodically review risk profile at the portfolio level; and

(d) perform any other functions as may be agreed by the Board.

Compensation Committee
The Compensation Committee ("CC") comprises 5 members (LP Thean (Chairman), S. Dhanabalan, Fock Siew Wah, CY Leung and Yeo Ning Hong). As recommended by the Code, Mr Thean is an independent director.

The role of the CC is to:

(a) review and approve the remuneration, including the grant of share options and performance shares to the executive directors of DBS and DBS Bank;

(b) review and approve the aggregate variable cash bonuses, share options and performance share grants to the employees of DBS Group; and

(c) oversee management development and succession planning in DBS.

Nominating Committee
As required by regulation and its Articles, DBSH has established a Nominating Committee ("NC") comprising 5 members. The Chairman of the NC is Tommy Koh Thong-Bee, an independent director.

The role of the NC is to identify candidates and review all nominations by the Board, any Director or any member of DBSH for the following positions in DBS:

(a) Director and Alternate Director (for both appointment or re-appointment, election or re-election). In deciding on the appointment of new candidates to the Board, the NC will take into account the proposed appointee's background, experience and other board memberships;

(b) membership of the Executive Committee, the Compensation Committee, the Audit Committee, the Board Risk Management Committee and any other Board committees that may be established from time to time;

(c) the Chief Executive Officer, Deputy Chief Executive Officer, President, Deputy President and Chief Financial Officer, including any other officer, by whatever name called, who has responsibilities and functions similar to any of these officers.

New directors are at present appointed by way of a board resolution, after the NC recommends and supports their appointment. Such new directors must submit themselves for re-election at the next annual general meeting of DBSH. One-third of the directors must also retire by rotation at each annual general meeting.

Audit Committee
The Audit Committee ("AC") comprises non-executive directors Bernard Chen Tien Lap (Chairman), Tommy Koh Thong-Bee and Moses Lee Kim Poo. All are independent non-executive directors.

The role of the AC is to:

(a) review the financial statements prior to submission to the Board;

(b) review with the external auditor the audit plan, the evaluation of the system of internal accounting controls and the external auditor's audit report;

(c) review the scope and results of the internal audit procedures;

(d) nominate the external auditor;

(e) review the cost effectiveness, independence and objectivity of the external auditors and (where the auditors also supply a substantial volume of non-audit services to DBS) to keep the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money; and

(f) any other functions which may be agreed by the Audit Committee and the Board.

The AC also has explicit authority to investigate any matter within its terms of reference and full access to and co-operation by management and full discretion to invite any director or executive officer to attend its meetings. The AC has reasonable resources to enable it to discharge its functions properly.

In its review of the audited financial statements for the financial year ended 2002, the AC discussed with management and the external auditors the accounting principles that were applied and their judgement of items that might affect the financials. Based on the review and discussions with management and the external auditors, the AC is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC meets with the external auditors separately after each AC meeting.

The AC has received the requisite information from PricewaterhouseCoopers (PwC) and has considered the financial, business and professional relationship between PwC and DBS. The AC has also conducted an annual review of the volume of non-audit services provided by PwC to satisfy itself that the nature and extent of such services will not prejudice the independence and objectivity of the auditors before confirming their re-nomination. The AC is of the view that PwC can be considered independent.

In response to the requirement of the Monetary Authority of Singapore that banks in Singapore must rotate their auditors, the AC has nominated Ernst & Young to be the auditors for the ensuing year. The appointment is subject to shareholders' approval at the annual general meeting on April 21, 2003.

Internal Audit
Group Audit is an independent function that reports directly to the Audit Committee and the CEO. Its scope of work covers all business and support functions in the DBS Group, both in Singapore and overseas. All audit offices in the Group follow a consistent set of code of ethics based on principles recommended by the USA Institute of Internal Auditors.

The annual audit plan is developed under a structured Risk Assessment Approach that examines all of the Group's activities and entities, the inherent risks and internal controls therein. Audit assignments are identified based on this Approach and audit resources are focused on the higher risk activities.

The progress of corrective actions on all outstanding audit issues is monitored monthly through Group Audit's centralised Global Audit Tracking System. Information on outstanding issues is categorised and reported to senior and line management through the Monthly Control Reports.

All audit reports are copied to the Audit Committee, external auditors and senior executives of the Group, including the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Head of Group Risk.

Group Audit meets regularly with the external auditors to strengthen working relationships between both parties, discuss matters of mutual interest, develop a common understanding and co-ordinate the audit efforts.

In the course of 2002, Group Audit carried out its functions in accordance with the general description provided above.

The professional competence of the internal auditors is maintained through Group Audit's continuing professional development programme, which focuses on updating auditors' knowledge of auditing techniques, regulations and banking products and services.

Ng Peng Khian, Managing Director & Head of Corporate Security, was appointed the Acting Head of Group Audit in February 2003. With over 20 years of auditing experience, he is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA).

As stated above, Group Audit works closely with the external auditors, PwC. The external auditors carry out, in the course of their annual statutory audit, a review of the effectiveness of DBS' material internal controls and risk management to the extent of their audit plan. Material non-compliance and internal control weaknesses noted during their audit, along with any recommendations, are reported to the AC.

Internal Controls
A sound system of internal controls can only operate within a defined organisational and policy framework. The management framework at DBS clearly defines the roles, responsibilities and reporting lines of business and support units. Delegations of authority, control processes and operational procedures are all documented and disseminated to staff. While all employees have a part to play in upholding the system of internal controls, certain units are more directly involved than others in maintaining and upholding this system. These include Group Audit, Group Risk and Group Compliance.

Business controls are reviewed on an ongoing basis by Group Audit, whose work is supplemented by that of the external auditors. The role of Group Audit and the external auditors is described in the section on "Internal Audit".

Risk management is essential to the DBS Group's business. Group Risk has specific accountability for reviewing the system of risk management and risk management processes have been integrated throughout the DBS Group into the business planning and monitoring processes, particularly through the approval process for new products and services. The risk management process in DBS is also strengthened through the regular deliberations of the Board Risk Management Committee.

2002 also saw the establishment of a Group Compliance function within the DBS Group responsible for leadership and central oversight in instilling and maintaining a strong compliance culture and framework within the DBS Group. Individual compliance officers are stationed within key business units.

The AC has reviewed DBS' risk assessment and has made its report to the Board.

Based on the information furnished to the Board, nothing has come to the Board's attention to cause the Board to believe that the internal controls and risk management processes are not satisfactory for the type and volume of business conducted.

COMMUNICATION WITH SHAREHOLDERS AND SHAREHOLDER PARTICIPATION

DBS adopted quarterly results reporting in September 2001, ahead of the regulatory timeline imposed by the SGX.

DBS has an active dialogue with shareholders, both institutional and retail, and takes its responsibilities towards shareholders very seriously. DBS holds a media and analysts briefing for the release of its results. All new releases, audited financial statements and financial results announcements are published on MASNET and DBS' website. There is also an investor relations team which meets key institutional investors on a regular basis.

DBS does not practise selective disclosure. Price sensitive information is first publicly released, either before DBS meets with any group of investors or analysts or simultaneously with such meetings.

DBS has reviewed the Code recommendation that companies encourage greater shareholder participation at annual general meetings by allowing shareholders to vote in absentia via such methods as email, fax etc. Following advice that the present legal and regulatory environment is not entirely conducive to absentia voting methods (particularly email voting), DBS has decided to defer the introduction of absentia voting methods until an appropriate time.

DEALINGS IN SECURITIES/BEST PRACTICES GUIDE

In line with the one month blackout period on trading in a listed issuer's securities recommended in the SGX-ST Best Practices Guide, DBS requires all staff in the DBS Group not to trade in DBSH securities during the period beginning one month before the release of the final-year, half-year and quarterly results and ending on the date of release of the results itself.

DBS has complied with the Best Practices Guide issued by the SGX-ST.

RELATED PARTY TRANSACTIONS

The DBS Group's policy on transactions with related parties is driven by compliance with statutory and regulatory requirements, namely:

(a) (in the case of DBS Bank) Section 29 of the Banking Act, Chapter 19; and
(b) (in the case of DBSH) MAS Directives to Holding Companies No. 8 and Chapter 9 of the SGX Listing Manual on interested person transactions (see the section on "Interested Person Transactions Policy" immediately following this section).

Under Section 29(1)(d) of the Banking Act, a bank cannot grant unsecured credit facilities, directly or indirectly, which in the aggregate and outstanding at any one time exceeds the sum of $5,000 to:

- the bank's directors
- any firm in which the Bank or any of its directors has an interest as a partner, manager or agent, or to any individual or firm of whom or of which any of its directors is a guarantor
- a company in which any of its directors, whether legally or beneficially, owns more than 50% of the issued capital or in which any of its directors controls the composition of the board of directors, but excluding public companies, the securities of which are listed on SGX or other stock exchange approved by MAS and the subsidiaries of such public companies
- any corporation, other than a bank, that is deemed to be related to the bank as described in Section 6 of the Companies Act

In addition, under Section 29(1)(e) of the Banking Act, a bank shall not grant to any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the bank (other than any persons receiving remuneration from a bank in respect of their professional services) unsecured credit facilities which in the aggregate and outstanding at any one time exceed one year's emoluments of that officer or employee or person.

To ensure compliance with Section 29(1)(d) and (e), DBS Bank has taken the following steps:

- Compliance with Section 29(1)(d) and (e) is an integral part of the credit approval process
- Before directors are appointed, they are notified of the requirements of Section 29(1)(d) and their existing facilities, if any, are adjusted to comply
- The Bank sends all directors an annual reminder to update their particulars and the entities in which directors have an interest as defined in Section 29(1)(d)

Directive 8(2)(1) restricts lending and guarantees by a financial holding company such as DBSH. Under Directive 8(2)(1), a financial holding company may not, inter alia, grant any credit facility to any person other than a subsidiary or any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered). In particular, under Directive 8(2)(2), a financial holding company shall not grant, directly or indirectly, unsecured advances or loans under Directive 8(2)(a) to:

- Any subsidiary which in the aggregate and outstanding at any one time exceeds the sum of $5,000 except to any subsidiary which is a bank licensed under the Banking Act, a finance company licensed under the Finance Companies Act or, with MAS' prior approval, a foreign banking subsidiary
- Any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered) which in the aggregate and outstanding at any one time exceeds one year's emoluments of that person.

Compliance with MAS Directive No. 8 is an integral part of the credit approval process for all financial accommodation made by DBSH.

The DBS Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals at end December 31, 2002 are as follows:

In S$'million	Credit facilities granted to	Contingent credit facilities granted to	Estimated values of collaterals	Deposits received by DBSH Group
Granted/received from:				
DBSH Directors and their related entities	6	#	19	-
Companies which have DBSH Directors represented on their boards	652	41	335	-
Holding company	-	-	-	222
Subsidiary companies[1], fellow subsidiary companies	722	5	870	589
Associated and joint venture companies	77	10	19	212

Notes:

(1) Excludes transactions between subsidiary companies and their own subsidiary companies

(2) # Amount under S$500,000

INTERESTED PERSON TRANSACTIONS POLICY

As a listed company on the Singapore Exchange, DBSH is required to comply with Chapter 9 of the SGX Listing Manual on interested person transactions. To ensure compliance with Chapter 9, the DBS Group has taken the following steps:

- Compliance with Chapter 9 is an integral part of the credit approval process
- Business units have been notified of the provisions of Chapter 9 and are aware of their obligations. A list of interested persons is available in the intranet for access by designated staff. Business units are also reminded annually of their Chapter 9 obligations
- New subsidiaries on incorporation or acquisition are informed of their obligations under Chapter 9
- DBSH writes to its directors once a year for an update on their personal particulars for Chapter 9 monitoring

The following are details of the interested person transactions entered into by the DBS Group in 2002:

Name of interested person	**Aggregate value of all interested person transactions during 2002 (excluding transactions less than S$100,000)**
Singapore SMRT Ltd	(1) S$13,125 per month or S$472,500 for whole contract of 36 months (2) S$6,175 per month or S$222,300 for whole contract of 36 months
Semac Pte Ltd	S$774,926 per annum
Somerset Heritage Pte Ltd	S$385,200 per annum
Ascott International Management Pte Ltd (Costa Sands Resort)	S$116,184 per annum
DataPost Pte Ltd	Estimated S$2.1 million per annum
Pacific Internet Ltd	Estimated S$506,000 per annum
NTUC Income Insurance Cooperative Ltd	S$386,100 for whole contract of 36 months
CapitaLand Commercial Ltd	S$3,455,504 for whole contract of 36 months
Singtel Aeradio	S$407,268 for whole contract of 24 months
Seraya Energy Pte Ltd	S$2,620,291 for whole contract of 12 months

Conclusion
DBS is committed to the highest corporate governance standards. DBS will continue to review, and improve, its corporate governance processes on an ongoing basis.

DBS Group Holdings Ltd
Further Information on Directors

Attendance at Board and Committee Meetings

As at January 1, 2002 to December 31, 2002

Name of director	Board meetings		Audit committee meetings		Board risk management committee meetings	
	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance
S Dhanabalan	5	5	–	–	–	–
Philippe Paillart +	2	2	–	–	–	–
Jackson Tai	5	5	–	–	–	–
Ng Kee Choe++	–	–	–	–	–	–
Bernard Chen Tien Lap	5	5	7	7	4	4
Fock Siew Wah	5	5	–	–	4	4
Gail D. Fosler (Ms)	5	4	–	–	–	–
Robert Montgomery Howe*	3	1	–	–	3	2
Tommy Koh Thong-Bee	5	4	7	6	4	3
Moses Lee Kim Poo	5	5	7	7	–	–
Leung Chun Ying^	2	2	–	–	–	–
Thean Lip Ping ◊	2	2	–	–	–	–
Yeo Ning Hong	5	3	–	–	–	–

@ the number of meetings held during the period the director was a member of the Board and/or relevant Committee

+ Resigned on June 22, 2002

++ Appointed on December 17, 2002

* Resigned on August 20, 2002

^ Appointed on July 22, 2002

◊ Appointed on September 9, 2002

DBS Group Holdings Ltd
Further Information on Directors

Attendance at Board and Committee Meetings

As at January 1, 2002 to December 31, 2002

Name of director	Executive committee meetings: Number of meetings held[@]	Executive committee meetings: Attendance	Nominating committee meetings: Number of meetings held[@]	Nominating committee meetings: Attendance	Compensation committee meeting: Number of meetings held[@]	Compensation committee meeting: Attendance
S Dhanabalan	7	6	1	1	3	3
Philippe Paillart +	5	3	–	–	–	–
Jackson Tai	7	7	–	–	–	–
Ng Kee Choe++	–	–	–	–	–	–
Bernard Chen Tien Lap	7	7	1	0	–	–
Fock Siew Wah	7	5	–	–	3	3
Gail D. Fosler (Ms)	–	–	–	–	–	–
Robert Montgomery Howe*	–	–	1	0	1	0
Tommy Koh Thong-Bee	–	–	1	1	–	–
Moses Lee Kim Poo	–	–	–	–	–	–
Leung Chun Ying^	–	–	–	–	2	2
Thean Lip Ping ◊	–	–	–	–	2	2
Yeo Ning Hong	–	–	1	1	3	1

@ the number of meetings held during the period the director was a member of the Board and/or relevant Committee

\+ Resigned on June 22, 2002

++ Appointed on December 17, 2002

* Resigned on August 20, 2002

^ Appointed on July 22, 2002

◊ Appointed on September 9, 2002

DBS Group Holdings Ltd
Further Information on Directors

S DHANABALAN

Academic and Professional Qualifications:

- Bachelor of Arts (Honours) in Economics
  University of Malaya, Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Chairman
2	The Development Bank of Singapore Ltd	Chairman
3	Asia Business Council Ltd, HK	Director
4	Govt of Singapore Investment Corporation Pte Ltd	Director
5	Parameswara Holdings Ltd	Chairman
6	Temasek Capital (Private) Ltd	Chairman
7	Temasek Holdings (Private) Ltd	Chairman

Directorships for the past 3 years

	Company	Title
1	Basidon Holdings Pte Ltd	Director
2	Parksville Development Pte Ltd	Director

JACKSON PETER TAI

Academic and Professional Qualifications:

- Master of Business Administration
  Harvard University
- Bachelor of Science
  Rensselaer Polytechnic Institution

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Vice Chairman
2	The Development Bank of Singapore Ltd	Vice Chairman
3	Bank of the Philippine Islands	Director
4	BPI Capital Corporation	Director
5	CapitaLand Ltd	Director
6	Dao Heng Bank Group Ltd	Director
7	Dao Heng Bank Limited	Director
8	Dao Heng Finance Ltd	Director
9	DBS Diamond Holdings Ltd	Chairman
10	DBS Group Holdings (Hong Kong) Ltd	Chairman
11	Hutchison Dao Heng Card Ltd	Director
12	Jones Lang LaSalle Incorporated	Director
13	Overseas Trust Bank Limited	Director
14	PT Bank DBS Indonesia	Board of Commissioner
15	Singapore Telecommunications Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Asean Finance Corporation Ltd	Alternate Director
2	Asfinco Singapore Ltd	Alternate Director
3	CapitaLand Commercial Limited	Director
4	K1 Ventures Ltd	Director
5	Singapore Productivity & Standards Board	Director
6	Transpac Capital Pte Ltd	Director

DBS Group Holdings Ltd
Further Information on Directors

NG KEE CHOE

Academic and Professional Qualifications:

- Bachelor of Science
  University of Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	Singapore Airport Terminal Services Limited	Director
3	Singapore Power Limited	Chairman
4	The Institute of Banking & Finance	Vice Chairman
5	Wing Lung Bank Ltd	Director

Directorships for the past 3 years

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	The Insurance Corporation of Singapore Ltd	Director
4	Singapore Bintan Resort Holdings Pte Ltd	Director
5	Southern Africa Investments Pte Ltd	Director
6	Singapore Technologies Engineering Ltd	Director
7	Asean Fund Ltd	Director
8	DBS Thai Danu Bank Public Company Limited	Director
9	Techpower Communication Pte Ltd	Director
10	DBS Kwong On Bank Ltd	Director
11	Dr Goh Keng Swee Scholarship Fund	Director
12	PT Bintan Resort Corporation	Commissioner
13	PT Bank DBS Indonesia	President Commissioner
14	Asean Finance Corporation Ltd	Alternate Director

DBS Group Holdings Ltd
Further Information on Directors

BERNARD CHEN TIEN LAP

Academic and Professional Qualifications:

- Master of Public Administration
  Harvard University
- Bachelor of Science in Chemical Engineering
  University of Alberta
- Bachelor of Arts
  Australian Catholic University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	CISCO Recall Total Information Management Pte Ltd	Chairman
4	CISCO International Pte Ltd	Chairman
5	Pasir Ris Resort Pte Ltd	Chairman
6	Prime Africa Investment Ltd (PAIL)	Director
7	QuantaNova Singapore Pte Ltd	Director
8	SECURECO Holdings (In South Africa)	Chairman
9	Singapore Health Service (Singhealth) Pte Ltd	Director
10	Singapore Labour Foundation	Director
11	Singapore Pools (Pte) Ltd	Deputy Chairman
12	SLF Leisure Enterprises (Pte) Ltd	Chairman
13	The Commercial & Industrial Security Corporation (CISCO)	Chairman
14	VECTRA Corporation Ltd (in Australia)	Director

Directorships for the past 3 years

	Company	Title
1	Andoman Trading & Shipping Co Pte Ltd	Deputy Chairman
2	Agrosin Pte Ltd	Chairman
3	Blue Dot Capital Pte Ltd	Director
4	CWT Distribution Ltd	Director
5	HI-Den Pte Ltd	Director
6	IntElorg Pte Ltd	Chairman
7	IntraCable Pte Ltd	Chairman
8	IntraCel Pte Ltd	Director
9	Intraco Ltd	Director
10	Intraco Technology Pte Ltd	Director
11	Intraco Trading Pte Ltd	Chairman
12	Intra-Motors (S) Pte Ltd	Chairman
13	Intra-Motors Rental & Leasing (S) Pte Ltd	Director
14	IntraWave Pte Ltd	Director
15	NatSteel Trade International Pte Ltd	Chairman
16	Prime Motors (S) Pte Ltd	Director
17	Singapower Development Pte Ltd	Director
18	Sintra-Ning Pte Ltd	Chairman
19	Teledata (Singapore) Ltd	Chairman
20	The Insurance Corporation of Singapore Ltd	Director
21	Yellow River Network Pte Ltd	Chairman

Further Information on Directors

FOCK SIEW WAH

Academic and Professional Qualifications:
- Diploma
  The Chartered Institute of Bankers (London)

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Cyber City Holdings Ltd	Director
4	Dao Heng Bank Group Limited	Director
5	Dao Heng Bank Limited	Director
6	Dao Heng Finance Limited	Director
7	DBS Kwong On Bank, Limited	Director
8	Fraser & Neave, Limited	Deputy Chairman
9	Fraser & Neave (Singapore) Pte Ltd	Director
10	Grace Baptist Church Ltd	Director
11	Overseas Trust Bank Limited	Director
12	Singapore Airlines Ltd	Director
13	Tarsus Gate Investments Ltd	Director
14	Temasek Capital (Private) Ltd	Director
15	Temasek Holdings (Pte) Ltd	Director
16	Times Publishing Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Land Transport Authority	Chairman

GAIL D. FOSLER

Academic and Professional Qualifications:
- Master of Business Administration
  New York University
- Bachelor of Arts
  University of Southern California

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Baxter International Incorporated	Director
4	Caterpillar, Incorporated	Director
5	H.B. Fuller Company	Director
6	The National Bureau of Economic Research	Director
7	Unisys Corporation	Director

Directorships for the past 3 years

	Company	Title
1	The National Association of Business Economists	Director

TOMMY KOH THONG-BEE

Academic and Professional Qualifications:

- L.L.D
  Yale University
- L.L.M
  Harvard University
- L.L.B
  University of Singapore
- Diploma in Criminology
  Cambridge University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Chinese Heritage Centre	Chairman
4	Institute of Policy Studies	Director
5	The Esplanade Co Ltd	Director

MOSES LEE KIM POO

Academic and Professional Qualifications:

- Master of Public Administration
  Harvard University
- Bachelor of Engineering (Honours) in Mechanical & Production
  University of Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Central Provident Fund Board	Chairman
4	MOH Holdings Pte Ltd	Chairman
5	Singapore Island Country Club	Deputy Chairman

Directorships for the past 3 years

	Company	Title
1	Singapore Airlines Limited	Director

DBS Group Holdings Ltd
Further Information on Directors

LEUNG CHUN YING

Academic and Professional Qualifications:
- Doctor of Business Administration
  University of the West of England
- Hon. Doctor of Business Administration
  Hong Kong Polytechnic University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	ACE Link Property Ltd	Director
4	Ascendas Pte Ltd	Director
5	Banson Investments Ltd	Director
6	Beson Investments Ltd	Director
7	Bowman Hospitality Services Ltd	Director
8	Brilliant Time Investment Ltd	Director
9	China Homes Ltd	Director
10	CY Leung & Co. Ltd	Director
11	CY Leung (China) Ltd	Director
12	Dao Heng Bank Group Ltd	Director
13	Dao Heng Bank Ltd	Director
14	Dao Heng Finance Ltd	Director
15	Dragon Foundation Ltd	Director
16	DTZ Debenham Tie Leung Assets Management Ltd	Director
17	DTZ Debenham Tie Leung-Beijing	Director
18	DTZ Debenham Tie Leung-Chongqing	Director
19	DTZ Debenham Tie Leung Cyberdata Ltd	Director
20	DTZ Debenham Tie Leung-Dalian	Director
21	DTZ Debenham Tie Leung-Guangzhou	Director
22	DTZ Debenham Tie Leung Investments Services Ltd	Director
23	DTZ Debenham Tie Leung Ltd	Director
24	DTZ Debenham Tie Leung Project Services Ltd	Director
25	DTZ Debenham Tie Leung Property Management Ltd	Director
26	DTZ Debenham Tie Leung-Shanghai	Director
27	DTZ Debenham Tie Leung-Tianjin	Director
28	DTZ.com Ltd	Director
29	DTZ.com.hk Ltd	Director
30	DTZ Cyberdata (Shenzhen) Ltd	Director
31	DTZ Facility Management Ltd	Director
32	DTZ Japan K.K.	Director
33	DTZ Japan Ltd	Director
34	DTZ Pacific Holdings Ltd	Director
35	DTZ Tie Leung Co. Ltd	Director
36	DTZ World.com Ltd-Cayman	Director
37	DTZWorld.com Ltd-Hong Kong	Director
38	Euro Asia Properties Ltd	Director
39	Global China Technology Group Ltd	Director
40	HK Millennium Ltd	Director
41	Jumbo Land Ltd	Director
42	Lotvest Ltd	Director
43	One Country Two Systems Research Institute Ltd	Director
44	Overseas Trust Bank Ltd	Director
45	The Hong Kong Coalition of Professional Services Ltd	Director
46	Wintrack Worldwide Ltd	Director

DBS Group Holdings Ltd
Further Information on Directors

PETER ONG BOON KWEE

Academic and Professional Qualifications:

- Master in Business Administration
  Stanford University
- Bachelor of Economics (Honours)
  University of Adelaide

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	TIF Ventures Pte Ltd	Director
4	Maritime and Port Authority of Singapore	Chairman

JOHN ALAN ROSS

Academic and Professional Qualifications:

- Master of Business Administration
  Wharton University
- Bachelor of Arts
  Hobart College

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Deutsche Bank Trust Corporation	Director
4	Deutsche Bank Trust Company Americas	Director
5	Global Mezzanine Inc	Director
6	Jewish Museum, New York	Director
7	Metropolitan Opera Guild	Director

Directorships for the past 3 years

	Company	Title
1	Business Committee of the Metropolitan Museum of Art	Vice Chairman
2	Institute of International Finance, Washington, D.C.	Director
3	Institute of International Bankers, NY	Chairman
4	Local Initiatives Support Corporation	Director
5	Metropolitan Opera	Advisory Director
6	NYC Investment Fund	Director

DBS Group Holdings Ltd
Further Information on Directors

THEAN LIP PING

Academic and Professional Qualifications:

- L.L.M.
  University of London

- L.L.B.
  University of Bristol

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director

YEO NING HONG

Academic and Professional Qualifications:

- Doctor of Philosophy
  Cambridge University

- Master of Arts
  Cambridge University

- Master of Science
  University of Singapore

- Bachelor of Science
  University of Singapore

- Executive Programme
  London Business School

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Singapore Press Holdings Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Portnet.com Pte Ltd	Chairman
2	PSA Corporation Limited	Chairman

DBS Group Holdings Ltd
Shareholding Statistics

Class of shares – ordinary shares of S$1.00 fully paid
Voting rights – one vote per share

DBSH issued ordinary share capital as at March 3, 2003 is S$1,468,922,279

As at March 3, 2003

Size of holdings	No. of shareholders	%	No. of shares	%
1 – 999	4,693	16.42	1,675,672	0.11
1,000 – 10,000	21,860	76.48	53,970,069	3.68
10,001 – 1,000,000	2,007	7.02	71,976,072	4.90
1,000,001 & above	22	0.08	1,341,300,466	91.31
Total	28,582	100.00	1,468,922,279	100.00
Location of shareholders				
Singapore	26,796	93.75	1,252,285,018	85.25
Malaysia	1,134	3.97	211,181,436	14.38
Overseas	652	2.28	5,455,825	0.37
Total	28,582	100.00	1,468,922,279	100.00

Twenty largest shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1.	DBS Nominees Pte Ltd	413,154,874	28.13
2.	Raffles Nominees Pte Ltd	241,228,086	16.42
3.	MND Holdings (Private) Limited	204,075,807	13.89
4.	Temasek Holdings (Pte) Ltd	185,673,795	12.64
5.	HSBC (Singapore) Nominees Pte Ltd	82,046,416	5.59
6.	Citibank Nominees Singapore Pte Ltd	72,978,704	4.97
7.	DB Nominees (Singapore) Pte Ltd	42,203,667	2.87
8.	United Overseas Bank Nominees Pte Ltd	41,372,811	2.82
9.	Morgan Stanley Asia (Singapore) Securities Pte Ltd	14,217,146	0.97
10.	DBS Vickers Securities (Singapore) Pte Ltd	9,443,429	0.64
11.	Oversea-Chinese Bank Nominees Pte Ltd	9,348,351	0.64
12.	Dexia Nominees (Singapore) Pte Ltd	7,641,757	0.52
13.	Eng Hueng Fook Henry	2,724,965	0.18
14.	HSBC Republic Bank (Suisse) SA	2,175,374	0.15
15.	Keppel Investment Hong Kong Limited	2,100,000	0.14
16.	BNP Paribas Nominees Singapore Pte Ltd	1,952,958	0.13
17.	Singapore Newspaper Services Pte Ltd	1,745,000	0.12
18.	Phillip Securities Pte Ltd	1,622,526	0.11
19.	UOB Kay Hian Pte Ltd	1,505,071	0.10
20.	OCBC Securities Private Ltd	1,452,879	0.10
Total		1,338,663,616	91.13

Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS") of S$1.00 fully paid.
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Minister of Finance Incorporated holding through DBS Nominees (Private) Limited.

Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS") of S$1.00 fully paid.
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 19,608,841 NVCPS: Minister of Finance Incorporated holding through DBS Nominees (Private) Limited.

DBS Group Holdings Ltd
Shareholding Statistics

Substantial ordinary shareholders (as shown in the Register of substantial shareholders as at March 3, 2003)

	No. of shares	%
MND Holdings (Pte) Ltd	204,075,807	13.89
Temasek Holdings (Pte) Ltd	185,673,795	12.64

73.90% of DBSH's issued ordinary capital is in the hands of the public. Rule 723 of the SGX Listing Manual has been complied with.

Directors' shareholdings (as shown in the Register of Directors' shareholdings as at January 21, 2003)

Name of Director	No. of DBS Group Holdings Ltd ("DBSH") ordinary shares of S$1.00 each registered in the name of Director	No. of DBSH ordinary shares of S$1.00 each in which Director is deemed to have an interest	No. of unissued DBSH ordinary shares of S$1.00 each under the DBSH Share Option Scheme/Plan
S Dhanabalan	35,000	31,534	–
Jackson Tai	44,050	–	27,375 (1999 Options) 85,000 (2000 Options) 75,000 (2001 Options) 100,000 (2002 Options)
Ng Kee Choe	286,473	–	75,600 (1998 Options) 131,400 (1999 Options) 98,000 (2000 Options) 60,000 (2001 Options) 75,000 (2002 Options)
Bernard Chen Tien Lap	19,000	–	–
Fock Siew Wah	50,000	–	–
Gail D. Fosler (Ms)	3,400	–	–
Tommy Koh Thong-Bee	4,200	–	–
Moses Lee Kim Poo	–	–	–
Leung Chun Ying	–	–	–
Peter Ong Boon Kwee	–	–	–
John A. Ross	–	–	–
Thean Lip Ping	6,448	15,004	–
Yeo Ning Hong	10,000	–	–

DBS Directory

DBS Group Holdings Ltd Policy Committee Members

Jackson Tai
Mr Tai, 52, a United States citizen, was appointed Vice Chairman and Chief Executive Officer in June 2002. He joined DBS in 1999 as Chief Financial Officer and was appointed President and Chief Operating Officer in January, 2001. He was appointed to the DBS Group Holdings Board in May 2001. Before joining DBS, Mr Tai completed 25 years of service with J.P. Morgan & Co. Among his assignments at J.P. Morgan, Mr Tai was senior officer and head of investment banking for the Asia-Pacific region, based in Tokyo, and later senior officer and head of investment banking for the Western United States, based in San Francisco. Mr Tai is currently also a director of Singapore Telecommunications Ltd, CapitaLand Ltd and Jones Lang LaSalle Incorporated. He holds a Bachelor of Science degree from Rensselaer Polytechnic Institute and a Master of Business Administration from Harvard University.

Ng Kee Choe
Mr Ng is Vice Chairman of DBS Group Holdings Ltd. A career banker at DBS Bank, he was appointed Deputy President in 1994 and President and Chief Operating Officer in 1997. He is the Chairman of Singapore Power, Vice Chairman of the Institute of Banking & Finance and a Board Member of Singapore Airport Terminal Services Ltd, Wing Lung Bank Ltd and a Governor of the Singapore International Foundation. He is also a Member of the Singapore-US Business Council. Mr Ng holds a Bachelor of Science (Honours) degree from the University of Singapore. He was awarded the Public Service Star in August 2001.

Frank Wong
Mr Wong is Vice Chairman of DBS Bank and Chairman of DBS Hong Kong. He brings to the Bank over 30 years of experience in financial markets, having worked in Hong Kong, Frankfurt, London and Singapore. Mr Wong worked for Citibank, J.P. Morgan Inc and NatWest Markets before joining DBS. Before his appointment with DBS Bank, he was Chief Executive of National Westminster Bank in Hong Kong and its Regional Managing Director for Asia Pacific. Mr Wong is also a director of China Mobile (HK) Ltd. Mr Wong was appointed Justice of Peace from June 1997 to February 1999 and was honoured as an OBE on the Queen's birthday list in 1997.

Eric Ang
Mr Ang who has joined DBS Bank since 1978, is currently Managing Director and Joint Head for Investment Banking Group responsible for Debt Capital Markets, Equity Capital Markets, Private Equity and Syndicated Finance. He was appointed Senior Vice President for Corporate Finance in 1990 and Executive Vice President for Investment Banking in 1996. He graduated from the University of Singapore with a Bachelor of Business Administration (Honours).

Chan Tak Kin
Mr Chan joined DBS in September 2000 as a Managing Director and was seconded to Dao Heng Bank in September 2001. Prior to joining DBS, Mr Chan worked with Standard Chartered Bank for 11 years, where he had global responsibility for several key Group Consumer Banking businesses and functions. He was a member of Stanchart's Extended Management Team, a committee of the top 30 executives worldwide. He started his career with Chase Manhattan Bank, working there for 15 years as Commercial/ Institutional Banking Manager, Chief Financial Officer and in various senior country/regional Consumer Banking roles. He also worked in Australia for two years. Mr Chan holds a Bachelor of Social Sciences (Honours) degree from the University of Hong Kong and is an Associate of the London Institute of Bankers.

Chong Kie Cheong
Mr Chong is currently the Managing Director and Joint Head of the Investment Banking Group. He joined DBS Bank in 1971 and has held a number of senior positions and directorships. He was appointed Executive Vice President for International & Correspondent Banking in 1994, Managing Director and Head for Institutional Banking in 1999 and latterly in 1999, Managing Director and Head of the Bank's Regional Integration Centre, headquartered in Bangkok. When he returned to Singapore in 2001 he was appointed Finance Director. Mr Chong serves on the Boards of various DBS Bank overseas subsidiaries, including PT Bank DBS Indonesia and DBS Thai Danu Bank, where he is also the Chairman of the Executive Committee. He is a Board Member of The Asian Bankers Association and also a member of the Steering Committee of the Association of Development and Industrial Banks in Asia (ADIBA). Mr Chong holds a Bachelor of Social Science (Economics) (Honours) from the University of Singapore.

Elsie Foh
Mrs Foh is the Chief Operating Officer in DBS Bank's Consumer Banking Group. She joined the Bank in 1974 and has held senior positions in areas of Branch Operations, International Banking, Bills & Remittances and Retail Banking. She was appointed Senior Vice President in 1990 and six years later, as Executive Vice President. Mrs Foh is a Director of DBS Asset Management Ltd and Network for Electronic Transfer (S) Pte Ltd and a Member of ABS Committee on Bye-Laws and Regulations. She holds a Bachelor of Science from University of Singapore.

DBS Group Holdings Ltd Policy Committee Members

Hong Tuck Kun
Mr Hong who has joined DBS Bank since 1975, is currently Managing Director & Head for Enterprise Banking. In 1990, he was appointed Senior Vice President for Corporate Banking, Credit Administration and Bills & Remittances. He became Executive Vice President in 1996 to provide leadership in Corporate Banking and Trade Services & Funds Transfer. Mr Hong is a Member of ABS Standing Committee on Corporate Banking. He holds a Bachelor of Business Administration from University of Singapore.

Steve Ingram
Mr Ingram is currently Managing Director & Group Chief Information Officer for DBS Bank, responsible for the provision of IT services to DBS and its subsidiaries. Prior to joining the Bank in July 2000, Mr Ingram held CIO positions in both telecommunications and financial services companies. From 1991 to 1997, Mr Ingram was a partner in Ernst & Young's U.S. consulting practice. During that time, he performed a number of roles, including Chief Technologist for the high-growth practice and Director of the Global Centre for Technology Enablement with responsibility for advanced development services and technology architecture for Ernst & Young's major clients. Before joining the U.S. practice, Mr Ingram was a partner in the Ernst & Young Australian practice. During his career, Mr Ingram has worked on projects throughout the U.S., Europe, Australia and in Africa. Mr Ingram is a Director of TD Waterhouse Holdings Pte Ltd, Vanda Systems & Communications Holdings Limited and an Advisory Board Member of FT Ventures.

Edmund Koh
Mr Koh heads DBS' Consumer Banking Group Singapore. Before joining DBS, he was the CEO of Alverdine Pte Ltd, a joint venture bank between OCBC and ANZ Bank. Prior to this appointment, Mr Koh was CEO of Prudential Assurance Company, Singapore. Earlier in his career, he also held several senior management positions in HSBC and Citibank. Mr Koh is a Board member of Singapore Totalisator Board, Housing & Development Board, a Director of SNP Corporation Limited, The Old Parliament House Ltd, Singapore Symphonia Company Ltd, Hutchison Dao Heng Card Ltd, DBS Vickers Securities Holdings Pte Ltd and DBS TD Waterhouse Holdings Pte Ltd.

David Lau
Mr Lau is Managing Director & Global Head of Treasury. He was Managing Director & Regional Head for NatWest Global Financial Markets before joining DBS Bank in 1999. Mr Lau has worked in the field of Treasury & Markets for over 19 years. From 1989 to 1995 he was the Regional Treasurer for Canadian Imperial Bank of Commerce, Singapore. He holds an MBA and a Bachelor of Business Administration from University of Pennsylvania and University of Houston respectively.

Oon Kum Loon
Mrs Oon is Chief Financial Officer at DBS. She joined the Bank in 1974 after obtaining an Honours degree in Business Administration from the University of Singapore. In her career in the Bank, she has led and managed a diverse range of portfolios, from Credit, Corporate Finance, Corporate Planning, Legal and Treasury to Group Risk. She was also previously Chairman of DBS Trading Private Limited and Director of Singapore International Monetary Exchange Limited.

Rajan Raju
Mr Raju is the Managing Director overseeing DBS' Processing & Servicing, ensuring quality standards across the Bank's processing and servicing capabilities. He also leads a Value Engineering team that addresses process improvement across the Bank. Mr Raju joined DBS as Managing Director & Chief Administration Officer in the Treasury & Markets Business in September 1999 from Citibank. He moved to his current position as the Head of Processing and Servicing in September 2000. He is on the Board of Directors for CLS Group Holdings, Bank of the Philippine Islands, The Singapore Clearing House Association, Network for Electronic Transfers (S) Pte Ltd, Clearing & Payment Services Pte Ltd and DBS China Square Ltd. Mr Raju graduated with a Bachelor Degree in Economics from Bombay University and did his post graduation in Business Administration from The Indian Institute of Management, Ahmedabad.

Greg Seow
Mr Seow is Executive Chairman of DBS Vickers Securities Group and DBS Asset Management. Prior to his appointment at the Bank, he was Managing Partner of Pacific Asset Management, Singapore, and Director at the Government of Singapore Investment Corporation. Mr Seow sits on the board of several companies, including PSA Corporation and Singapore Land Authority, and was a member of the Financial Services Working Group, established as part of Singapore's Economic Review Committee. Mr Seow graduated from Australian National University with Master and Bachelor (1st Class Honours) degrees in Economics.

DBS Group Holdings Ltd
Policy Committee Members

Randolph Sullivan
Mr Sullivan is the Chief Executive Officer of Dao Heng Bank Group Ltd. His 32 years of banking experience includes 16 years at Bank of America, during which he served in various positions across the globe before joining Dao Heng Bank in 1987 as Chief Operating Officer & Director. Mr Sullivan serves as a member of the Hong Kong Deposit-Taking Companies Advisory Committee, and is also a member of the Standing Committee on Company Law Reform of the Hong Kong Special Administrative Region. An American, he holds a Bachelor of Science Foreign Service degree from Georgetown University. He also completed the Insead Executive Program of the Institute Europêene D'Administration in Fontainebleau in 1980.

Pornsanong Tuchinda
Mr Tuchinda, 42, joined Thai Danu Bank as the Senior Vice President of Credit Department in January 1990. He was appointed Executive Vice President and Director in April of the same year and became the President of Thai Danu Bank in 1993. Thai Danu Bank subsequently became a member of the DBS Bank group in 1998 and he was appointed President & Chief Executive Officer of DBS Thai Danu Bank in September 2000. Mr Tuchinda started his banking career with Citibank NA, Bangkok in areas of risk and relationship management of corporate customers.

Wong Ban Suan
Mr Wong is Managing Director and Head of Group Central Treasury Unit. He is the Vice Chairman of ALCO and Chairman of Structural Foreign Exchange Committee. He is also Chairman of the Biennial Report Working Group for SFEMC. Prior to his appointment in DBS Bank, he was Managing Director and Head of Interest Rate Trading and Proprietary Trading at J.P. Morgan. He has 20 years of trading experience at J.P. Morgan and was actively involved in foreign exchange, interest rates, equities and derivatives trading. He graduated with a Bachelor of Business Administration from the National University of Singapore.

Jeanette Wong
Ms Wong is the Chief Administrative Officer of DBS. She joined in February 2003 and her responsibilities include Human Resources and Credit as well as advancing centres of excellence at DBS. Prior to DBS, she was the Senior Country Officer for J.P. Morgan's Singapore operations. She was responsible for key corporate and investor clients as well as regulatory relationships in Singapore. In her 16-year career at J.P. Morgan, she was a member of global, regional and local management committees for Global Markets and Emerging Asia, and has held senior management positions with local and regional responsibilities in Foreign Exchange and Fixed Income. She also worked at Citibank and Banque Paribas in Private Banking and Corporate Banking respectively before joining J.P. Morgan. Ms Wong holds a Bachelor degree from National University of Singapore and an MBA from the University of Chicago.

International Banking Offices

DBS Bank Bangkok Representative Office
3rd Floor, Main Building
DBS Thai Danu Bank Public Co Ltd
393 Silom Road
Bangkok 10500
Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Bank Beijing Branch
Units 1009-1018
Level 10 China World Tower
No 1 Jianguomenwai Avenue
China World Trade Centre
Beijing 100004
People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Bank Hong Kong Branch
16th Floor, Man Yee Building
68 Des Voeux Road
Central, Hong Kong
Tel: (852) 2868 3386
Fax: (852) 2596 0577

DBS Bank Kuala Lumpur Representative Office
#08-01, Menara Keck Seng,
203 Jalan Bukit Bintang,
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 7338

DBS Bank Labuan Branch
Level 12 (E) Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000 W.P.
Labuan
Malaysia
Tel: (087) 423 375
Fax: (087) 423 376

DBS Bank London Branch
7th Floor, Finsbury Circus House
12-15 Finsbury Circus
London EC2M 7BT
United Kingdom
Tel: (44 207) 628 3288
Fax: (44 207) 628 8288

DBS Bank Los Angeles Agency
445 South Figueroa Street
Suite 3550 Los Angeles
CA 90071
USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank Manila Representative Office
7F, Paseo Wing
BPI Building
Ayala Avenue corner Paseo de Roxas
Makati City
The Philippines
Tel: (632) 813 6280, 845 5112,
816 9488, 816 9150
Fax: (632) 750 2144

DBS Bank Mumbai Branch
14th Floor, Free Press House
Nariman Point
Mumbai 400021
India
Tel: (91 22) 238 8888
Fax: (91 22) 238 8899

DBS Bank Seoul Branch
CPO Box 9896, 20th Floor
Kwanghwamoon Building 64-8
1-ka Taepyungro Chung-ku
Seoul
Republic of Korea
Tel: (822) 399 2660
Fax: (822) 732 7953

DBS Bank Shanghai Branch
161 Lu Jia Zui East Road
28th Floor, China Merchants Tower
Pudong, Shanghai 200120
People's Republic of China
Tel: (86 21) 5876 7698
Fax: (86 21) 5876 7839

DBS Bank Taipei Branch
117 Min Sheng East Road
Section 3, 5th Floor, Unit A
Walsin Financial Building
Taipei
Taiwan
Tel: (886 2) 2713 7711
Fax: (886 2) 2713 7774

DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 100-0006
Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank Yangon Representative Office
c/o PricewaterhouseCoopers
Hla Tun Consultants Ltd
#1003 Level 10, Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon
Myanmar
Tel: (951) 255 407
Fax: (951) 255 406

Main Subsidiaries & Associated Companies

Bank of the Philippine Islands
BPI, Building, Ayala Avenue
corner Paseo de Roxas
Makati City
Metro Manila
The Philippines
Tel: (632) 845 5971
Fax: (632) 845 5980
20.8% owned by DBS Bank

Dao Heng Bank Group Limited
11th Floor, The Center
99 Queen's Road Central
Central
Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2285 3822
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Asia Capital Ltd
16/F, Man Yee Building
68 Des Voeux Road
Central
Hong Kong
Tel: (852) 2918 0399
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#27-01 & 06
PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6221 7018
100% owned by DBS Bank

DBS Capital Investments Ltd
6 Shenton Way
#30-01, DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6227 6811
100% owned by DBS Bank

DBS Kwong On Bank Limited
139 Queen's Road Central
Central
Hong Kong
Tel: (852) 2815 3636
Fax: (852) 2167 8222
100% owned by DBS Group Holdings (Hong Kong) Ltd, a wholly-owned subsidiary of DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Thai Danu Bank Public Company Limited
393 Silom Road
Bangrak
Bangkok 10500
Thailand
Tel: (662) 230 5000
Fax: (662 236 7939
51.7% owned by DBS Bank

DBS Trustee Ltd
180 Clemenceau Ave
Haw Par Centre, #03-01/04
Singapore 239922
Tel: (65) 6878 8888
Fax: (65) 6338 0360
20% owned by DBS Bank
20% owned by DBSF Ltd
20% owned by DBS Nominees Pte Ltd
20% owned by DBS Finance Nominees Pte Ltd
20% owned by DBS Group Holdings Ltd

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688
100% owned by DBS Securities Holdings Pte Ltd

** DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.*

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 8222; 390 3383; 390 3488
99% owned by DBS Bank

DBS Group Holdings Ltd
Financial Calendar

Payment date of 2001 Final Dividends on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 20, 2002
Payment date of 2002 Interim Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	August 19, 2002
Financial year-end	December 31, 2002
Announcement of half-year results 2002	July 22, 2002
Announcement of full-year results 2002	February 21, 2003
Annual General Meeting	April 21, 2003
Proposed payment date of 2002 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 12, 2003
Announcement of half-year results 2003	August 2003
Announcement of full-year results 2003	February 2004

DBS Group Holdings Ltd
Notice of Annual General Meeting
(Incorporated in the Republic of Singapore)

Informal Briefing on DBS' 2002 Results
Chief Financial Officer Oon Kum Loon will take questions on the DBS 2002 Results and content of the 2002 Annual Report (at 2.00 pm) immediately preceding the formal commencement of the Annual General Meeting

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Fourth Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Monday, April 21, 2003 at 2.30 pm to transact the following business:

1 To receive and consider the Directors' Report and Audited Accounts for the year ended December 31, 2002 and the Auditors' Report thereon.

2A To declare a Final Dividend of 16 cents per ordinary share, less income tax, for the year ended December 31, 2002.

2B To declare a Final Dividend of 16 cents per Non-Voting Convertible Preference Share, less income tax, for the year ended December 31, 2002.

2C To declare a Final Dividend of 16 cents per Non-Voting Redeemable Convertible Preference Share, less income tax, for the year ended December, 31 2002.

3 To sanction the amount of $487,384 (2001: $515,945) proposed as Directors' Fees for 2002.

4 To appoint Messrs Ernst & Young as Auditors of the Company and to authorise the Directors to fix their remuneration.

5A To re-elect the following Directors retiring under Article 95 of the Company's Articles of Association:
(a) Mr Jackson Peter Tai
(b) Ms Gail D Fosler

5B To re-elect the following Directors retiring under Article 101 of the Company's Articles of Association:
(a) Mr Leung Chun Ying
(b) Mr Ng Kee Choe
(c) Mr Peter Ong Boon Kwee
(d) Mr John Alan Ross

5C To re-appoint Mr Thean Lip Ping, a director retiring pursuant to Section 153(2) of the Companies Act, Chapter 50, to hold office until the next annual general meeting of the Company.

6 As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

ORDINARY RESOLUTIONS

6A That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of ordinary shares of $1.00 each in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and DBSH Performance Share Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

6B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Performance Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Performance Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Performance Share Plan and DBSH Share Option Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

6C That pursuant to Section 161 of the Companies Act, Chapter 50, and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares of any class in the Company ("shares") (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit PROVIDED THAT:

(1) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued ordinary share capital of the Company for the time being, of which the aggregate number of DBSH shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent of the issued ordinary share capital of the Company for the time being; and

(2) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng (Ms)
Group Secretary
DBS Group Holdings Ltd

March 28, 2003
Singapore

Notes:

An Ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The Instrument appointing a proxy must be deposited at the Company's Office at **6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809,** at least 48 hours before the time for holding the Meeting.

DBS Group Holdings Ltd

Proxy Form

(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ____

of ____

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

Name	Address	NRIC/Passport number	Proportion of shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Fourth Annual General Meeting of the Company, to be held on Monday, April 21, 2003 and at any adjournment thereof in the following manner:

RESOLUTIONS	FOR	AGAINST
Ordinary business 1 Adoption of Report and Accounts		
2A Declaration of Final Dividend on Ordinary Shares		
2B Declaration of Final Dividend on Non-Voting Convertible Preference Shares		
2C Declaration of Final Dividend on Non-Voting Redeemable Convertible Preference Shares		
3 Approval of proposed Directors' Fees of S$487,384		
4 Appointment of Ernst & Young as Auditors		
5A Re-election of the following Directors retiring under Article 95: (a) Mr Jackson Peter Tai (b) Ms Gail D Fosler		
5B Re-election of the following Directors retiring under Article 101: (a) Mr Leung Chun Ying (b) Mr Ng Kee Choe (c) Mr Peter Ong Boon Kwee (d) Mr John Alan Ross		
5C To re-appoint Mr Thean Lip Ping as a director, pursuant to Section 153(6) of the Companies Act, Cap 50, to hold office until the next annual general meeting of the Company		
Special Business 6A Approval to grant Options in accordance with the DBSH Share Option Plan		
6B Approval to grant awards in accordance with the DBSH Performance Share Plan		
6C Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✓". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote as the proxy deems fit.

As witness my/our hand(s) this __________ day of _________ 2003.

No. of Ordinary Shares held	

____

Signature or Common Seal of Shareholder

DBS Group Holdings Ltd
Proxy Form

IMPORTANT: PLEASE READ NOTES.

Notes:

1 Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act. Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2 A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.

3 Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The Instrument appointing a proxy must be deposited at the office of the Company at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, not less than 48 hours before the time appointed for the Annual General Meeting.

5 The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6 A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.

7 The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

China
Hong Kong
India
Indonesia
Japan
Korea
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6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6445 1267
Website: www.dbs.com
E-mail: dbs@dbs.com



CIRCULAR DATED MARCH 28, 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in the capital of DBS GROUP HOLDINGS LTD ("**DBSH**"), you should hand this Circular, the Notice of Extraordinary General Meeting and the Proxy Form to the purchaser or to the stockbroker or to the bank or to the agent through whom you effected the sale for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Circular.

03 APR 16 7:21


DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED EXTENSION OF THE DURATION OF THE DBSH PERFORMANCE SHARE PLAN.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	April 19, 2003 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	April 21, 2003 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fourth Annual General Meeting of DBSH to be held at 2.30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

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CONTENTS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

Directors:	**Registered Office:**
Mr S Dhanabalan *(Chairman)*	6 Shenton Way
Mr Jackson P Tai	DBS Building Tower One
Mr Ng Kee Choe	Singapore 068809
Mr Bernard Chen Tien Lap	
Mr Fock Siew Wah	
Ms Gail D Fosler	
Prof Tommy Koh Thong-Bee	
Mr Moses Lee Kim Poo	
Mr Leung Chun Ying	
Mr Peter Ong Boon Kwee	
Mr John Alan Ross	
Mr Thean Lip Ping	
Dr Yeo Ning Hong	
	March 28, 2003

To: The Shareholders of DBS Group Holdings Ltd

Dear Sir/Madam,

1. INTRODUCTION

1.1 EGM

The Directors of DBS Group Holdings Ltd (the "**Company**" or "**DBSH**") are convening an Extraordinary General Meeting of DBSH ("**EGM**") to be held on April 21, 2003 to seek the approval of Shareholders for the renewal of the Share Purchase Mandate (defined below) and the extension of the duration of the DBSH Performance Share Plan. The purpose of this Circular is to provide information on the proposed renewal of the Share Purchase Mandate and the proposed extension of the duration of the DBSH Performance Share Plan.

1.2 Renewal of Share Purchase Mandate

1.2.1 At an Extraordinary General Meeting ("**2002 EGM**") of DBSH held on April 29, 2002, Shareholders had approved the renewal of a mandate (the "**Share Purchase Mandate**") to permit DBSH to purchase or otherwise acquire its issued ordinary shares of S$1.00 each in the capital of DBSH (the "**Ordinary Shares**"). The rationale for, the authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in DBSH's Circular to Shareholders dated April 8, 2002 (the "**2002 Circular**").

1.2.2 The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution relating thereto at the 2002 EGM and expire on the date of the forthcoming Annual General Meeting of DBSH convened to be held on April 21, 2003 (the "**Annual General Meeting**") or until it was varied or revoked by DBSH in general meeting (if so varied or revoked prior to the Annual General Meeting). To date, no repurchases of Ordinary Shares have been effected under the Share Purchase Mandate.

1.3 Extension of Duration of DBSH Performance Share Plan

1.3.1 An extraordinary general meeting of DBSH was held on September 18, 1999 in connection with the restructuring of The Development Bank of Singapore Ltd ("**DBS Bank**") as a wholly-owned subsidiary of DBSH pursuant to a scheme of arrangement (the "**Scheme of Arrangement**") set out in the scheme document dated July 3, 1999 (the "**Scheme Document**"), issued by DBS Bank in connection with such restructuring. One of the matters approved at the meeting held on September 18, 1999 was the DBSH Performance Share

Plan. The rules of the DBSH Performance Share Plan, which were summarised in the Scheme Document, are substantially the same as the rules of the DBS Performance Share Plan, the principal rules of which were set out in a circular to shareholders of DBS Bank dated May 21, 1999 (the "**DBS Bank Circular**") and which was approved by shareholders of DBS Bank at an extraordinary general meeting of DBS Bank held on June 19, 1999. The rules of the DBSH Performance Share Plan are set out in the Appendix. Terms defined in the rules of the DBSH Performance Share Plan and not otherwise defined in this Circular shall have the same meaning assigned to it under the DBSH Performance Share Plan when used in this Circular.

1.3.2 The rules of the DBSH Performance Share Plan provide that it shall continue to be in force at the discretion of the Committee administering the DBSH Performance Share Plan, subject to a maximum period of four years from its adoption date, namely, up to September 17, 2003, provided always that the DBSH Performance Share Plan may continue beyond such period with the approval of the Company's shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 Rationale for the Share Purchase Mandate

2.1.1 The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2002 Circular, is as follows:–

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia*, the return on equity of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the return on equity of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

2.1.2 The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10 per cent. limit as authorised. **No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of DBSH and its subsidiaries (the "Group") as a whole.**

2.2 Authority and Limits of the Share Purchase Mandate

The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2002 EGM and, for the benefit of Shareholders, are summarised below:–

(a) *Maximum number of Ordinary Shares*

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. The total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10 per cent. of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved.

Purely for **illustrative purposes**, on the basis of 1,469,087,928 Ordinary Shares in issue as at March 17, 2003, being the latest practicable date prior to the printing of this Circular (the "**Latest Practicable Date**"), and assuming that no further Ordinary Shares are issued pursuant to the exercise of exercisable options ("**Share Options**") granted pursuant to the DBSH Share Option Scheme and the DBSH Share Option Plan, Awards granted under the DBSH Performance Share Plan or the conversion of non-voting convertible preference shares of $1.00 each in the capital of the Company on or prior to the EGM, not more than 146,908,793 Ordinary Shares (representing 10 per cent. of the Ordinary Shares in issue as at that date) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

(b) *Duration of authority*

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the proposed Share Purchase Mandate is approved, up to:–

(i) the date on which the next Annual General Meeting of DBSH is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

(c) *Manner of purchases or acquisitions of Ordinary Shares*

Purchases or acquisitions of Ordinary Shares may be made by way of:–

(i) on-market purchases ("**Market Purchases**"), transacted on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(ii) off-market purchases ("**Off-Market Purchases**"), otherwise than on a securities exchange, in accordance with an equal access scheme (as defined under Section 76C of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**")) or schemes for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares (that is, persons at the relevant time whose names are entered in the Register of Members of DBSH as holders of Ordinary Shares, or whose securities accounts with The Central Depository (Pte) Limited are credited with Ordinary Shares).

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the listing rules of the SGX-ST (the "**Listing Rules**") and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:–

(1) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(2) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(3) the terms of all the offers are the same (except that there shall be disregarded (aa) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (bb) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

In addition, the Listing Rules provide that, in making an Off-Market Purchase, DBSH must issue an offer document to all Shareholders which must contain at least the following information:–

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchase;

(4) the consequences, if any, of share purchases by DBSH that will arise under the Singapore Code on Take-overs and Mergers (the "**Take-over Code**") or other applicable take-over rules;

(5) whether the share purchase, if made, would have any effect on the listing of the Ordinary Shares on the SGX-ST; and

(6) details of any share purchases made by DBSH in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of Ordinary Shares purchased, the purchase price per Ordinary Share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

(d) *Purchase price*

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105 per cent. of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes, "**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the Listing Rules, for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Status of purchased Ordinary Shares

Any Ordinary Share which is purchased by DBSH is deemed cancelled immediately on purchase, and all rights and privileges attached to that Ordinary Share expire on cancellation. All Ordinary Shares purchased by DBSH will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by DBSH as soon as reasonably practicable following settlement of any such purchase.

2.4 Source of Funds

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

2.5 Financial Effects

2.5.1 The Company's total issued share capital will be diminished by the total nominal amount (or par value) of the underlying Ordinary Shares purchased or acquired by the Company. The consideration paid by DBSH for the purchase or acquisition of Ordinary Shares (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by DBSH.

2.5.2 The financial effects on DBSH arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

2.5.3 Based on the existing issued and paid-up ordinary share capital of DBSH as at the Latest Practicable Date, the purchase by DBSH of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 146,908,793 Ordinary Shares.

2.5.4 Assuming that DBSH purchases or acquires the 146,908,793 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of $9.38 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded, preceding the Latest Practicable Date), the maximum amount of funds required is approximately $1,377.5 million.

2.5.5 Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2002, and having regard to (a) the amount of distributable reserves attributable to the Group of approximately $4,402.7 million as at that date and (b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of $9.38 for one Ordinary Share, DBSH has sufficient distributable reserves to purchase Ordinary Shares representing up to 10 per cent. of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable reserves available in the year 2003 and year 2004 would, however, depend on the performance of the Group in 2003 and 2004. In any case, no purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.5.6 For **illustrative purposes** only, on the basis of the assumptions set out in paragraphs 2.5.3 and 2.5.4 above as well as the following:–

(a) DBSH had purchased 146,908,793 Ordinary Shares (representing 10 per cent. of the Ordinary Shares in issue as at the Latest Practicable Date) on January 1, 2002;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 1.13 per cent. per annum in the Singapore inter-bank market;

(c) a Singapore corporate income tax rate of 22 per cent.;

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased; and

(e) DBSH has sufficient reserves and dividend franking credits to effect the transaction in (a), the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2002 would have been as follows:–

	Per Consolidated Financial Statements	After Share Purchase
Total shareholders' funds ($'000)	14,444,635	13,089,380
Number of issued and paid-up Ordinary Shares ('000)	1,468,835	1,321,926
Weighted average number of issued and paid-up Ordinary Shares ('000)	1,461,580	1,314,671
Net profit attributable to Shareholders after preference dividends ($'000)	996,478	984,337
Net tangible assets ($'000)	6,180,961	4,825,706
Financial Ratios		
Net tangible asset per Ordinary Share ($)		
— Assuming full conversion of non-voting convertible preference shares	4.34	3.83
Earnings per Ordinary Share (GAAP Basis) ($)		
— Basic	0.68	0.75
— Fully Diluted[(1)]	0.66	0.72
Earnings per Ordinary Share (Cash Basis)[(2)] ($)		
— Basic	0.87	0.96
— Fully Diluted[(1)]	0.84	0.92
Return on equity (GAAP Basis) (%)	7.23	7.90
Return on equity (Cash Basis)[(2)] (%)	9.21	10.10
Capital adequacy ratio[(3)] (%)		
— Tier 1	10.3	8.4
— Total	15.5	13.9

Notes:–

(1) Assuming that (i) all non-voting convertible preference shares have been converted into Ordinary Shares and (ii) all the outstanding options to subscribe for new Ordinary Shares are exercised.

(2) "Cash Basis" is defined as net profit attributable to members before goodwill amortisation.

(3) Defined in accordance with the guidelines issued by the Bank for International Settlements.

2.5.7 **Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2002 numbers, and *are not necessarily representative of future financial performance.***

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

2.6 Tax implications

2.6.1 Under Section 10J of the Income Tax Act, Chapter 134 of Singapore, a Singapore company which repurchases its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. As a company may only repurchase its own ordinary shares using distributable profits under the Companies Act, DBSH will, in repurchasing its own Ordinary Shares, be deemed to have paid a dividend to its Shareholders from whom the Ordinary Shares are purchased.

2.6.2 Accordingly, for so long as DBSH is on the imputation system of corporate taxation, DBSH will have to provide for the franking of its share repurchases at the prevailing corporate tax rate of 22 per cent. in the same way as if paying a franked dividend, the cash amount paid by DBSH for such share repurchase being the net dividend. However, if DBSH has paid the amount out of exempt income or concessionarily taxed income so that the deemed dividend would be treated as an exempt dividend, franking of such share repurchases is not required. Franking is also not required if DBSH has moved to the one-tier corporate tax system.

2.6.3 The tax treatment of the receipt from a share repurchase in the hands of a selling Shareholder would depend on whether the sale is by way of a market purchase or an off-market purchase. A sale by a Shareholder of his Ordinary Shares through a normal ready market counter will be treated like any other sale made on the SGX-ST. Whether the proceeds from such a sale are taxable in the hands of the selling Shareholder will depend on whether such proceeds are receipts of an income or a capital nature. Proceeds received in an off-market purchase effected by way of an equal access scheme will be treated as a receipt of a dividend (either franked or exempt) in the hands of the selling Shareholder. Where the selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold will be allowed, but the cost base will be apportioned amongst the remaining Ordinary Shares.

2.6.4 DBSH is also able to repurchase its own Ordinary Shares through a special trading counter set up on the SGX-ST Central Limit Order Book (CLOB) trading system, besides the normal ready market counter. In the hands of a selling Shareholder, the amount received from the sale of an Ordinary Share through the special trading counter will be treated as a dividend, but only if certain conditions are satisfied, including the following:–

(a) the Ordinary Shares sold through the special trading counter are not acquired by the selling Shareholder through any securities lending or repurchase arrangement;

(b) the selling Shareholder has beneficially owned the Ordinary Shares sold for a continuous period of 183 days ending immediately before the day of the sale through the special trading counter; and

(c) the selling Shareholder has furnished to DBSH a declaration relating to the ownership and other particulars of the Ordinary Shares sold in such form and manner as may be approved by the Comptroller of Income Tax.

2.6.5 In addition, where the proceeds derived from a sale of Ordinary Shares through a special trading counter constitute a franked dividend, the tax credits thereby obtained are limited in use in that they can neither be refundable nor carried forward to future years (that is, any credit in excess of the tax payable by the Shareholder is disregarded). In addition, where a selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold through the special trading counter will be allowed.

2.6.6 Subject to Shareholders' approval being obtained at the EGM for the renewal of the Share Purchase Mandate, the Company will consider whether to apply to the SGX-ST for a special trading counter for the purposes of conducting "market purchases" of its Ordinary Shares. The special trading counter would receive buy orders only from the Company and not from any other buyers.

2.6.7 **Shareholders should note that the foregoing is not to be regarded as advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.**

2.7 Listing Rules

2.7.1 The Listing Rules specify that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable.

2.7.2 While the Listing Rules do not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company would not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's results.

2.7.3 The Listing Rules require a listed company to ensure that at least 10 per cent. of any class of its listed securities must be held by the public shareholders. Temasek Holdings (Private) Limited ("**Temasek**"), a substantial shareholder of the Company, directly holds approximately 12.64 per cent. of the issued Ordinary Shares. Another substantial shareholder, MND Holdings (Private) Limited ("**MND**"), directly holds approximately 13.89 per cent. of the issued Ordinary Shares. Both Temasek and MND are wholly-owned by the Minister of Finance Incorporated. Temasek and MND have a combined direct holding of approximately 26.53 per cent. of the issued Ordinary Shares. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.8 Shareholding Limits

2.8.1 The Articles of Association of DBSH (the "**Articles**") currently provides that no person may, without first obtaining the approval of the Monetary Authority of Singapore ("**MAS**"):–

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded to hold a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20 per cent. or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"Associate" is defined in Article 40C(A) to mean, in relation to a person:–

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation) any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directors, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20 per cent. of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20 per cent. of the voting power in the corporation,

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

2.8.2 As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued capital of the Company immediately following any purchase or acquisition of Ordinary Shares will increase correspondingly.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:–

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

2.8.3 Shareholders whose current shareholdings is close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

2.9 Obligation to make general (take-over) offer

2.9.1 If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

2.9.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20 per cent. but not more than 50 per cent. of the voting rights of the first-mentioned company.

2.9.3 The circumstances under which Shareholders of DBSH (including Directors of DBSH) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code ("**Appendix 2**").

2.9.4 The effect of Appendix 2 is that, unless exempted, Directors of DBSH and persons acting in concert with them will incur an obligation to make a take-over offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

2.9.5 As at the Latest Practicable Date, Temasek directly holds approximately 12.64 per cent. of the issued Ordinary Shares. MND directly holds approximately 13.89 per cent. of the issued Ordinary Shares. Both Temasek and MND are wholly-owned by Minister for Finance Incorporated. Temasek and MND would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 26.53 per cent. of the issued Ordinary Shares.

Mr S Dhanabalan and Mr Fock Siew Wah (together, the "**Common Directors**") are also directors of Temasek. Mr S Dhanabalan is Temasek's nominee to the Board of Directors of DBSH. Mr Fock Siew Wah is an independent member of the Board of Directors of DBSH.

None of the directors of MND are also Directors of DBSH and MND has no nominees to the Board of Directors of DBSH. None of the other Directors of DBSH are nominees of Temasek or MND or any parties acting in concert with either of them.

As at the Latest Practicable Date, Temasek has a deemed interest in approximately 0.21 per cent. of the issued Ordinary Shares which are held as portfolio investments by companies (the "**Companies**") in the Temasek group.

2.9.6 Under the Take-over Code, the Common Directors would be deemed to be acting in concert with Temasek. By a letter dated March 8, 2002, the Securities Industry Council (the "**Council**") ruled that, *inter alia*, the Common Directors are not concert parties of Temasek and/or MND and the present and future holdings of Ordinary Shares of the Common Directors and their associates will not be aggregated or consolidated with the shareholdings in DBSH of Temasek, MND and their concert parties for the purpose of determining whether a take-over obligation would arise under the Take-over Code, including Appendix 2. The Council's ruling that the Common Directors are not parties acting in concert with Temasek and/or MND will be invalidated should subsequent evidence show that the Common Directors act in concert with Temasek and/or MND with regard to their Ordinary Shares.

The Council has confirmed that the above ruling remains in effect for the duration and purpose of the proposed renewal of the Share Purchase Mandate.

2.9.7 Further, Temasek and MND have obtained a ruling from the Council that the Companies within the Temasek group holding Ordinary Shares are not acting in concert with Temasek and/or MND in relation to their holdings of Ordinary Shares.

2.9.8 In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10 per cent. of its issued Ordinary Shares, the combined holding of Temasek and MND in the issued Ordinary Shares could increase from approximately 26.53 per cent. to approximately 29.48 per cent. Accordingly, the combined holding of Temasek and MND will not increase to 30 per cent. or more pursuant to DBSH purchasing or acquiring its Ordinary Shares under the Share Purchase Mandate.

2.9.9 Temasek and MND and (to the extent applicable) the Common Directors will abstain from voting in respect of their holdings of Ordinary Shares on the Ordinary Resolution relating to the renewal of the Share Purchase Mandate to be proposed at the EGM.

2.9.10 Under Appendix 2, a Shareholder not acting in concert with the Directors of the Company will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

2.9.11 **Shareholders are advised to consult their professional advisers and/or the Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.**

3. THE PROPOSED EXTENSION OF THE DURATION OF THE DBSH PERFORMANCE SHARE PLAN

3.1 Rationale for the proposed extension of the duration of the DBSH Performance Share Plan

The rationale for the adoption of the DBS Performance Share Plan, which has since been replaced by the DBSH Performance Share Plan pursuant to the Scheme of Arrangement, as set out in the DBS Bank Circular, remains relevant.

When the DBS Performance Share Plan was first proposed in 1999, it was the first performance share plan to be proposed by an SGX-ST listed company. For this reason, the then directors of DBS Bank proposed that the DBS Performance Share Plan should have an initial duration of up to a maximum of four years although it was contemplated even then that the DBS Performance Share Plan could continue beyond such period with the approval of DBSH's shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

When the DBS Performance Share Plan was replaced with the DBSH Performance Share Plan pursuant to the Scheme of Arrangement, the DBSH Performance Share Plan was also adopted for an initial duration of up to a maximum of four years, provided that it could continue beyond such period with the approval of the Company's shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Since then, a number of SGX-ST listed companies have adopted share plans that are similar to the DBSH Performance Share Plan. For the most part, these share plans have been adopted for an initial duration of up to a maximum of 10 years or such longer period as their shareholders may approve by ordinary resolution in general meeting. As the DBSH Performance Share Plan remains a key part of the DBSH Group's compensation arrangements, the Directors propose that the duration of the DBSH Performance Share Plan be extended to a maximum period of 10 years from its adoption date, namely, up to

September 17, 2009. Other than the extension of the duration of the DBSH Performance Share Plan, all other rules of the DBSH Performance Share Plan remain unchanged.

The Committee administering the DBSH Performance Share Plan has approved the proposed extension of the duration of the DBSH Performance Share Plan.

The SGX-ST has also approved the proposed extension of the duration of the DBSH Performance Share Plan. Such approval by the SGX-ST is not indicative of the merits of the proposed extension of the duration of the DBSH Performance Share Plan.

3.2 Size of the DBSH Performance Share Plan unchanged

The aggregate nominal amount of new Shares which may be delivered pursuant to Awards granted under the DBSH Performance Share Plan on any date, when added to the nominal amount of new Shares issued and issuable in respect of (a) all Awards granted under the DBSH Performance Share Plan, and (b) all options granted under the DBSH Share Option Plan, will remained unchanged and shall not exceed fifteen (15) per cent. of the issued share capital of the Company on the day preceding that date.

3.3 Financial Effects

3.3.1 *Share capital*

The DBSH Performance Share Plan will result in an increase in the Company's issued share capital only if New Shares are issued to Participants. The number of New Shares issued will depend on, *inter alia*, the size of the Awards granted under the DBSH Performance Share Plan. If, instead of issuing New Shares to Participants, existing Shares are purchased for delivery to Participants, the DBSH Performance Share Plan will have no impact on the Company's issued share capital.

3.3.2 *Net tangible assets*

The DBSH Performance Share Plan will result in a charge to the Company's profit and loss account when the Shares are awarded to the Participants, at a value equivalent to that at which the New Shares are issued, or the existing Shares are purchased. All else being equal, this would result in a decrease in the consolidated net tangible assets of the Company by the amount charged (after any adjustment for tax).

Nonetheless, it should be noted that the delivery of Shares to Participants of the DBSH Performance Share Plan is contingent upon the Participants meeting prescribed performance targets and conditions.

3.3.3 *Earnings per share*

As described in para 3.3.2, the DBSH Performance Share Plan will result in a charge to the Company's profit and loss account when the Shares are awarded to the Participants, at a value equivalent to that at which the New Shares are issued, or the existing Shares are purchased. All else being equal, the charge to the profit and loss account and the issue of New Shares will have a dilutive impact on the Company's consolidated earnings per Ordinary Shares.

Nonetheless, it should be noted that the delivery of Shares to Participants of the DBSH Performance Share Plan is contingent upon the Participants meeting prescribed performance targets and conditions.

4. **DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS**

The interests of the Directors in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:–

	Direct Interest		Indirect Interest		Total Interest	
	Number of Ordinary shares	%	Number of Ordinary shares	%	Number of Ordinary shares	%
Name of Directors						
S Dhanabalan	38,000	0.00259	31,534	0.00214	69,534	0.00473
Jackson P Tai	64,050	0.00436	—	—	64,050	0.00436
Ng Kee Choe	286,473	0.01950	—	—	286,473	0.01950
Bernard Chen Tien Lap	19,000	0.00129	—	—	19,000	0.00129
Fock Siew Wah	50,000	0.00340	—	—	50,000	0.00340
Gail D Fosler	3,400	0.00023	—	—	3,400	0.00023
Tommy Koh Thong-Bee	4,200	0.00029	—	—	4,200	0.00029
Moses Lee Kim Poo	—	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—	—
Peter Ong Boon Kwee	—	—	—	—	—	—
John Alan Ross	—	—	—	—	—	—
Thean Lip Ping	6,448	0.00044	15,004	0.00102	21,452	0.00146
Yeo Ning Hong	10,000	0.00068	—	—	10,000	0.00068

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options as at the Latest Practicable Date are as follows:–

Name of Directors	Number of Ordinary Shares comprised in outstanding Share Options
Jackson P Tai	348,675
Ng Kee Choe	480,900

Save as disclosed above, none of the Directors has an interest in any Share Options as at the Latest Practicable Date.

The interests of the substantial Shareholders in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:–

	Direct Interest		Indirect Interest		Total Interest	
	Number of Ordinary shares	%	Number of Ordinary shares	%	Number of Ordinary shares	%
Name of Substantial Shareholders						
MND Holdings (Private) Limited	204,075,807	13.89	—	—	204,075,807	13.89
Temasek Holdings (Private) Limited	185,673,795	12.64	3,119,791	0.21	188,793,586	12.85

5. DIRECTORS' RECOMMENDATION

5.1 Share Purchase Mandate

The Directors (other than the Common Directors) are of the opinion that the renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate to be proposed at the EGM. **The Common Directors, being Mr S Dhanabalan and Mr Fock Siew Wah, have abstained from making any recommendation for Shareholders to vote in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate.**

Temasek and MND and (to the extent applicable) the Common Directors will abstain from voting in respect of their holdings of Ordinary Shares on the Ordinary Resolution relating to the renewal of the Share Purchase Mandate to be proposed at the EGM and will also not accept any appointment as proxies or otherwise for voting on the Ordinary Resolution relating to the renewal of the Share Purchase Mandate to be proposed at the EGM unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

5.2 Extension of Duration of DBSH Performance Share Plan

The Directors are all eligible to participate in, and are therefore interested in, the DBSH Performance Share Plan. They have accordingly abstained from making any recommendation on and, in the case of Directors who are Shareholders, shall abstain from voting in respect of, the Ordinary Resolution relating to the proposed extension of the duration of the DBSH Performance Share Plan to be proposed at the EGM.

In addition, the Company will procure persons who are eligible to participate in the DBSH Performance Share Plan to abstain from voting on the Ordinary Resolution relating to the proposed extension of the duration of the DBSH Performance Share Plan to be proposed at the EGM.

The Company will also procure that the interested Directors and persons who are eligible to participate in the Plans will decline to accept appointment as proxies for Shareholders to vote on the Ordinary Resolution relating to the proposed extension of the duration of the DBSH Performance Share Plan to be proposed at the EGM, unless the Shareholder concerned shall have given specific instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of the Ordinary Resolution.

Save as disclosed above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the DBSH Performance Share Plan.

6. MATERIAL LITIGATION

The Directors are not aware of any litigation, claims or proceedings pending or threatened against DBSH or any of its subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which may have a material adverse effect on the financial position of DBSH and its subsidiaries taken as a whole.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 28 and 29 of this Circular, is being convened to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Monday, April 21, 2003 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fourth Annual General Meeting of DBSH to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary Resolution set out in the Notice of the EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of DBSH not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so.

9. RESPONSIBILITY STATEMENT

The Directors confirm that this Circular constitutes full and true disclosure of all material facts about the Share Purchase Mandate and the extension of the duration of the DBSH Performance Share Plan and they collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of DBSH at 6 Shenton Way, DBS Building Tower One, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:–

(a) the Memorandum and Articles of Association of DBSH;

(b) the consolidated accounts of the Company and its subsidiaries for the financial year ended December 31, 2002;

(c) the 2002 Circular;

(d) the Scheme Document; and

(e) the DBS Bank Circular.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

S DHANABALAN
CHAIRMAN

RULES OF THE DBSH PERFORMANCE SHARE PLAN

1. NAME OF THE PLAN

The Plan shall be called the "DBSH Performance Share Plan" (the "Plan").

2. DEFINITIONS

2.1 In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:–

"Act"	The Companies Act, Chapter 50 of Singapore.
"Adoption Date"	The date on which the Plan is adopted by the Company in general meeting.
"Articles"	The Articles of Association of the Company, as amended from time to time.
"Associated Company"	A company in which at least twenty (20) per cent. but not more than fifty (50) per cent. of its shares are held by the Company and/or its subsidiaries and over which the Company has control.
"Associated Company Executive"	Any employee of an Associated Company (including any Associated Company Executive Director) selected by the Committee to participate in the Plan in accordance with Rule 4.1(c)(ii).
"Associated Company Executive Director"	A director of an Associated Company who performs an executive function.
"Auditors"	The auditors of the Company for the time being.
"Award"	A contingent award of Shares granted under Rule 5.
"Award Letter"	A letter in such form as the Committee shall approve confirming an Award granted to a Participant by the Committee.
"CDP"	The Central Depository (Pte) Limited.
"Committee"	A committee comprising Directors duly authorised and appointed by the Board of Directors to administer the Plan.
"Company"	DBS Group Holdings Ltd, a company incorporated in the Republic of Singapore.
"DBSH Share Option Plan"	The share option plan adopted or to be adopted by the Company in general meeting, as modified or altered from time to time.
"Grant Date"	In relation to an Award, the date on which the Award is granted pursuant to Rule 5.
"Group"	The Company and its subsidiaries.

"Group Executive"	Any employee of the Group (including any Group Executive Director) selected by the Committee to participate in the Plan in accordance with Rule 4.1(a).
"Group Executive Director"	A director of the Company and/or its subsidiaries, as the case may be, who performs an executive function.
"Market Value"	In relation to a Share, on any day:– (a) the average of the highest and lowest trading price of a Share on the Stock Exchange on the three (3) immediately preceding Trading Days; or (b) if the Committee is of the opinion that the Market Value as determined in accordance with (a) above is not representative of the value of a Share, such price as the Committee may determine, such determination to be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.
"Non-Executive Director"	A director of the Company and/or its subsidiaries, other than a Group Executive Director.
"Non-Group Executive"	Any Associated Company Executive or Parent Group Executive, selected by the Committee to participate in the Plan in accordance with Rule 4.1(c).
"Parent Company"	A company being the holding company of the Company designated by the Committee for the purposes of the Plan.
"Parent Group"	The Parent Company and its subsidiaries (but excluding the Group).
"Parent Group Executive"	Any employee of the Parent Group (including any Parent Group Executive Director) selected by the Committee to participate in the Plan in accordance with Rule 4.1(c)(i).
"Parent Group Executive Director"	A director of the Parent Company and/or its subsidiaries (but excluding the Group), as the case may be, who performs an executive function.
"Participant"	A Group Executive, a Non-Executive Director or a Non-Group Executive who has been granted an Award.
"Performance Condition"	In relation to an Award, the condition specified on the Grant Date in relation to that Award.
"Performance Period"	In relation to an Award, a period, the duration of which is to be determined by the Committee on the Grant Date, commencing on the Start Date in relation to that Award during which the Performance Condition is to be satisfied.
"Plan"	The DBSH Performance Share Plan, as the same may be modified or altered from time to time.

"Release"	In relation to an Award, the release at the end of the Performance Period relating to that Award of all or some of the Shares to which that Award relates in accordance with Rule 7 and, to the extent that any Shares which are the subject of the Award are not released pursuant to Rule 7, the Award in relation to those Shares shall lapse accordingly, and "Released" shall be construed accordingly.
"Release Schedule"	In relation to an Award, a schedule in such form as the Committee shall approve, setting out the extent to which Shares which are the subject of that Award shall be Released on the Performance Condition being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the Performance Period.
"Released Award"	An Award in respect of which the Performance Period relating to that Award has ended and which has been released in accordance with Rule 7.
"Retention Period"	In relation to an Award, such period commencing on the Vesting Date in relation to that Award as may be determined by the Committee on the Grant Date.
"Shares"	Ordinary shares of $1.00 each in the capital of the Company.
"Stock Exchange"	The Stock Exchange of Singapore Limited.
"Start Date"	In relation to an Award, the start of the Performance Period specified by the Committee on the Grant Date of that Award.
"Trading Day"	A day on which the Shares are traded on the Stock Exchange.
"Vesting"	In relation to Shares which are the subject of a Released Award, the absolute entitlement to all or some of the Shares which are the subject of a Released Award and "Vest" and "Vested" shall be construed accordingly.
"Vesting Date"	In relation to Shares which are the subject of a Released Award, the date (as determined by the Committee and notified to the relevant Participant) on which those Shares have Vested pursuant to Rule 7.
"$"	Singapore dollar.

2.2 For purposes of the Plan, the Company shall be deemed to have control over another company if it has the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of that company.

2.3 Words importing the singular number shall, where applicable, include the plural number and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.4 Any reference to a time of a day in the Plan is a reference to Singapore time.

2.5 Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in the Plan shall have the meaning assigned to it under the Act.

3. OBJECTIVES OF THE PLAN

The Plan is an integral part of the Company's programme for executive incentive compensation. The Plan will give Group Executives, Non-Executive Directors and Non-Group Executives an opportunity to have a real and personal direct interest in the Company and will help to achieve the following positive objectives:–

(a) foster an ownership culture within the Group which aligns the interests of Group Executives, Non-Executive Directors and Non-Group Executives with the interests of shareholders of the Company;

(b) motivate Group Executives and Non-Group Executives to achieve performance targets of the Company and/or their respective business units; and

(c) make total employee remuneration sufficiently competitive to recruit and retain staff having skills that are commensurate with the Company's ambition for the Group to become a world-class regional financial services provider.

4. ELIGIBILITY OF PARTICIPANTS

4.1 The following persons, unless they are also *substantial shareholders* of the Company (as defined in the Act), shall be eligible to participate in the Plan at the absolute discretion of the Committee:–

(a) Group Executives, being employees of the Company and its subsidiaries (including any Group Executive Directors) who have attained the age of twenty-one (21) years and hold the rank of Vice-President and above and selected employees of the Company and its subsidiaries of a rank below the rank of Vice-President (or an equivalent or analogous rank);

(b) Non-Executive Directors; and

(c) Non-Group Executives, being:–

(i) employees of the Parent Company or any of its subsidiaries (including any Parent Group Executive Directors) (other than Group Executives) who have attained the age of twenty-one (21) years and hold the rank of Vice-President (or an equivalent or analogous rank) and above; and

(ii) employees of any Associated Company (including any Associated Company Executive Director) who have attained the age of twenty-one (21) years and hold the rank of Vice-President (or an equivalent or analogous rank) and above.

4.2 Group Executives, Non-Executive Directors and Non-Group Executives who are eligible and selected by the Committee to participate in the Plan may be eligible for participation in any other share incentive scheme implemented by the Company for their benefit but shall not be eligible to participate in any other employee share plan or share incentive schemes implemented by the Company for the benefit of other employees of the Group, the Parent Group and any Associated Company.

5. GRANT OF AWARDS

5.1 Subject as provided in Rule 8, the Committee may grant Awards to Group Executives, Non-Executive Directors and/or Non-Group Executives, in each case, as the Committee may select in its absolute discretion, at any time during the period when the Plan is in force.

5.2 The number of Shares which are the subject of each Award to be granted to a Group Executive, a Non-Executive Director or a Non-Group Executive in accordance with the Plan shall be determined at the absolute discretion of the Committee, which shall take into account, in respect of a Group Executive or an Associated Company Executive, criteria such as his job performance, level of responsibility and potential for future development of that Group Executive or Associated Company Executive, as the case may be, and, in respect of a Non-Executive Director or a Parent Group Executive, criteria such as his contribution to the success and development of the Group.

5.3 The Committee shall decide in relation to an Award:–

(a) the Participant;

(b) the Grant Date;

(c) the Start Date;

(d) the Performance Period;

(e) the number of Shares which are the subject of the Award;

(f) the Performance Condition;

(g) the Release Schedule; and

(h) the Retention Period.

5.4 In relation to the Release Schedule for any particular Award:–

(a) the number of Shares to be Released in the event of non or partial satisfaction of the Performance Condition for that Award shall not be less than fifty (50) per cent. of the number of Shares to be Released in the event the Performance Condition for that Award is satisfied in full; and

(b) the number of Shares to be Released in the event the Performance Condition for that Award is exceeded shall not be more than two hundred (200) per cent. of the number of Shares to be Released in the event the Performance Condition for that Award is satisfied in full.

5.5 The Committee may amend or waive the Performance Period, the Performance Condition, the Release Schedule and the Retention Period in respect of any Award:–

(a) in the event of a take-over offer being made for the Shares or if, under the Act, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies or in the event of a proposal to liquidate or sell all or substantially all of the assets of the Company; or

(b) if anything happens which causes the Committee to conclude that:–

(i) a changed Performance Condition and/or Release Schedule would be a fairer measure of performance, and would be no less difficult to satisfy; or

(ii) the Performance Condition and/or Release Schedule should be waived, and shall notify the Participants of such change or waiver.

5.6 As soon as reasonably practicable after making an Award the Committee shall send to each Participant an Award Letter confirming the Award and specifying in relation to the Award:–

(a) the Grant Date;

(b) the Start Date;

(c) the Performance Period;

(d) the number of Shares which are the subject of the Award;

(e) the Performance Condition;

(f) the Release Schedule; and

(g) the Retention Period.

5.7 Participants are not required to pay for the grant of Awards.

5.8 An Award or Released Award shall be personal to the Participant to whom it is granted and shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee and if a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Award or Released Award that Award or Released Award shall immediately lapse.

6. EVENTS PRIOR TO THE VESTING DATE

6.1 An Award shall, to the extent not yet Released, immediately lapse without any claim whatsoever against the Company:–

(a) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion; or

(b) subject to Rule 6.2(b), where the Participant is a Group Executive, a Parent Group Executive or an Associated Company Executive, upon the Participant ceasing to be in the employment of the Group, the Parent Group or the Associated Company, as the case may be, for any reason whatsoever.

For the purpose of Rule 6.1(b), the Participant shall be deemed to have ceased to be so employed as of the date the notice of termination of employment is tendered by or is given to him, unless such notice shall be withdrawn prior to its effective date.

6.2 In any of the following events, namely:–

(a) the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of an Award;

(b) where the Participant being a Group Executive, a Parent Group Executive or an Associated Company Executive, ceases to be in the employment of the Group, the Parent Group or the Associated Company, as the case may be, by reason of:–

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age; or

(iv) retirement before the legal retirement age with the consent of the Committee;

(c) where a Participant, being a Non-Executive Director, ceases to be a director of the Company or, as the case may be, any subsidiary of the Company, for any reason whatsoever; or

(d) the death of a Participant,

or any other event approved by the Committee, then the Committee may, in its absolute discretion, preserve all or any part of any Award and decide as soon as reasonably practicable following such event either to vest some or all of the Shares which are the subject of any Award or to preserve all or part of any Award until the end of the Performance Period and subject to the provisions of the Plan.

6.3 Without prejudice to the provisions of Rule 5.5, if before the Vesting Date, any of the following occurs:–

(a) a take-over offer for the Shares becomes or is declared unconditional;

(b) the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies under the Act; or

(c) the shareholders of the Company pass a resolution for a members' solvent voluntary winding-up (other than for amalgamation or reconstruction),

the Committee will consider, at its discretion, whether or not to Release any Award. If the Committee decides to Release any Award, then in determining the number of Shares to be Vested in respect of such Award, the Committee will have regard to the proportion of the Performance Period which has elapsed and the extent to which the Performance Condition has been satisfied. Where Awards are Released, the Committee will, as soon as practicable after the Awards have been Released, procure the allotment or transfer to each Participant of the number of Shares so determined, such allotment or transfer to be made in accordance with Rule 7. If the Committee so determines, the Release of Awards may be satisfied in cash as provided in Rule 7.

7. RELEASE OF AWARDS

7.1 Review of Performance Condition

7.1.1 As soon as reasonably practicable after the end of each Performance Period, the Committee shall review the Performance Condition specified in respect of each Award and determine whether it has been satisfied and, if so, the extent to which it has been satisfied (whether fully or partially) or exceeded, and provided that the relevant Participant has continued to be a Group Executive, a Non-Executive Director or a Non-Group-Executive, as the case may be, from the Grant Date up to the end of the Performance Period, shall Release to that Participant the Shares to which his Award relates in accordance with the Release Schedule specified in respect of his Award on the Vesting Date. If not the Awards shall lapse and be of no value.

The Committee shall have the discretion to determine whether the Performance Condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make adjustments to the audited results of the Company, the Group, the Parent Group or an Associated Company, as the case may be, to take into account such factors as the Committee may determine to be relevant, including changes in accounting methods, taxes and extraordinary events.

7.1.2 Shares which are the subject of a Released Award shall be Vested to a Participant on the Vesting Date, which shall be a Trading Day falling as soon as practicable after the review by the Committee referred to in Rule 7.1.1 and, on the Vesting Date, the Committee will procure the allotment or transfer to each Participant of the number of Shares so determined.

7.1.3 Where new Shares are allotted upon the Vesting of any Award, the Company shall, as soon as practicable after such allotment, apply to the Stock Exchange (and any other stock exchange on which the Shares are quoted or listed) for permission to deal in and for quotation of such Shares.

7.2 Shares allotted or transferred on Release of Award

Shares which are allotted or transferred on the Release of an Award to a Participant shall be issued in the name of, or transferred to, CDP to the credit of the securities account of that Participant maintained with CDP or the securities sub-account of that Participant maintained with a Depository Agent.

7.3 Ranking of Shares

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the Release of an Award shall:-

(a) be subject to all the provisions of the Articles and the Memorandum of Association of the Company; and

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant Vesting Date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

"Record Date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

7.4 Cash Awards

The Committee may determine to make a Release of Award, wholly or partly, in the form of cash rather than Shares, in which event the Participant shall receive on the Vesting Date, in lieu of all or part of the Shares which would otherwise have been allotted or transferred to him on Release of his Award, the aggregate Market Value of such Shares on the Vesting Date.

7.5 Moratorium

Shares which are allotted or transferred on the Release of an Award to a Participant shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, during the Retention Period, except to the extent set out in the Award Letter or with the prior approval of the Committee.

8. LIMITATION ON THE SIZE OF THE PLAN

8.1 The aggregate nominal amount of new Shares which may be issued pursuant to Awards granted under the Plan on any date, when added to the nominal amount of Shares issued and issuable in respect of (a) all Awards granted under the Plan, and (b) all options granted under the DBSH Share Option Plan, shall not exceed fifteen (15) per cent. of the issued share capital of the Company on the day preceding that date.

8.2 Shares which are the subject of Awards which have lapsed for any reason whatsoever may be the subject of further Awards granted by the Committee under the Plan.

9. ADJUSTMENT EVENTS

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

9.2 Unless the Committee considers an adjustment to be appropriate, the issue of securities as consideration for an acquisition or a private placement of securities, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the Stock Exchange during the period when a share purchase mandate granted by shareholders of the Company (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment.

9.3 Notwithstanding the provisions of Rule 9.1, any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

9.4 Upon any adjustment required to be made pursuant to this Rule 9, the Company shall notify the Participant (or his duly appointed personal representatives where applicable) in writing and deliver to him (or his duly appointed personal representatives where applicable) a statement setting forth the nominal value, class and/or number of Shares thereafter to be issued or transferred on the Vesting of an Award. Any adjustment shall take effect upon such written notification being given.

10. ADMINISTRATION OF THE PLAN

10.1 The Plan shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board of Directors of the Company, provided that no member of the Committee shall participate in any deliberation or decision in respect of Awards to be granted to him or held by him.

10.2 The Committee shall have the power, from time to time, to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan, to give effect to the provisions of the Plan and/or to enhance the benefit of the Awards and the Released Awards to the Participants, as they may, in their absolute discretion, think fit. Any matter pertaining or pursuant to the Plan and any dispute and uncertainty as to the interpretation of the Plan, any rule, regulation or procedure thereunder or any rights under the Plan shall be determined by the Committee.

10.3 Neither the Plan nor the grant of Awards under the Plan shall impose on the Company or the Committee any liability whatsoever in connection with:–

(a) the lapsing of any Awards pursuant to any provision of the Plan;

(b) the failure or refusal by the Committee to exercise, or the exercise by the Committee of, any discretion under the Plan; and/or

(c) any decision or determination of the Committee made pursuant to any provision of the Plan.

10.4 Any decision or determination of the Committee made pursuant to any provision of the Plan (other than a matter to be certified by the Auditors) shall be final, binding and conclusive.

11. NOTICES

11.1 Any notice required to be given by a Participant to the Company shall be sent or made to the registered office of the Company or such other addresses (including electronic mail addresses) or facsimile number, and marked for the attention of the Committee, as may be notified by the Company to him in writing.

11.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address, electronic mail address or facsimile number according to the records of the Company or the last known address, electronic mail address or facsimile number of the Participant.

11.3 Any notice or other communication from a Participant to the Company shall be irrevocable, and shall not be effective until received by the Company. Any other notice or communication from the Company to a Participant shall be deemed to be received by that Participant, when left at the address specified in Rule 11.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail or facsimile transmission, on the day of despatch.

12. MODIFICATIONS TO THE PLAN

12.1 Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Committee, except that:–

(a) no modification or alteration shall alter adversely the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if their Awards were Released to them upon the Performance Conditions for their Awards being satisfied in full, would become entitled to not less than three-quarters in nominal amount of all the Shares which would fall to be Vested upon Release of all outstanding Awards upon the Performance Conditions for all outstanding Awards being satisfied in full;

(b) the definitions of "Associated Company", "Associated Company Executive", "Associated Company Executive Director", "Group Executive", "Group Executive Director", "Non-Group Executive", "Parent Company", "Parent Group Executive", "Parent Group Executive Director", "Participant" and "Performance Period" and the provisions of Rules 4, 5, 6, 7, 8, 9, 10 and this Rule 12 shall not be altered to the advantage of Participants except with the prior approval of the Company's shareholders in general meeting; and

(c) no modification or alteration shall be made without the prior approval of the Stock Exchange, or any other stock exchange on which the Shares are quoted or listed, and such other regulatory authorities as may be necessary.

12.2 Notwithstanding anything to the contrary contained in Rule 12.1, the Committee may at any time by resolution (and without other formality, save for the prior approval of the Stock Exchange) amend or alter the Plan in any way to the extent necessary to cause the Plan to comply with any statutory provision or the provision or the regulations of any regulatory or other relevant authority or body (including the Stock Exchange).

12.3 Written notice of any modification or alteration made in accordance with this Rule 12 shall be given to all Participants.

13. TERMS OF EMPLOYMENT UNAFFECTED

The terms of employment of a Participant (being a Group Executive or a Non-Group Executive, as the case may be) shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

14. DURATION OF THE PLAN

14.1 The Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of four (4) years commencing on the Adoption Date, provided always that the Plan may continue beyond the above stipulated period with the approval of the Company's shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

14.2 The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by resolution of the Company in general meeting, subject to all relevant approvals which may be required and if the Plan is so terminated, no further Awards shall be granted by the Committee hereunder.

14.3 The termination of the Plan shall not affect Awards which have been granted, whether such Awards have been Released (whether fully or partially) or not.

15. TAXES

All taxes (including income tax) arising from the grant or Release of any Award granted to any Participant under the Plan shall be borne by that Participant.

16. COSTS AND EXPENSES OF THE PLAN

16.1 Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment or transfer of any Shares pursuant to the Release of any Award in CDP's name, the deposit of share certificate(s) with CDP, the Participant's securities account with CDP, or the Participant's securities sub-account with a CDP Depository Agent.

16.2 Save for the taxes referred to in Rule 15 and such other costs and expenses expressly provided in the Plan to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Plan including but not limited to the fees, costs and expenses relating to the allotment and issue, or transfer, of Shares pursuant to the Release of any Award shall be borne by the Company.

17. DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing, or procuring the transfer of, the Shares or applying for or procuring the listing of new Shares on the Stock Exchange in accordance with Rule 7.1.3 (and any other stock exchange on which the Shares are quoted or listed).

18. DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

19. GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting grants of Awards in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Monday, April 21, 2003 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fourth Annual General Meeting of DBSH to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions which will be proposed as Ordinary Resolutions:–

Ordinary Resolution 1: Share Purchase Mandate

THAT:–

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares of $1.00 each fully paid in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:–

    (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

    (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

    and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:–

    (i) the date on which the next Annual General Meeting of DBSH is held; and

    (ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:–

    "**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

    "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10 per cent. of the issued ordinary share capital of DBSH as at the date of the passing of this Resolution; and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:–

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Ordinary Resolution 2: DBSH Performance Share Plan

THAT:–

(1) pursuant to Rule 14.1 of the rules of the DBSH Performance Share Plan (the "**Plan**"), the extension of the duration of the Plan to a maximum period of 10 years from September 18, 1999 up to September 17, 2009 be and is hereby approved; and

(2) the Directors be and are hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Performance Share Plan and to allot and issue from time to time such number of ordinary shares of $1.00 each in the capital of the Company ("**DBSH Ordinary Shares**"), as may be required to be issued pursuant to the vesting of awards under the DBSH Performance Share Plan, provided that the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Performance Share Plan and the DBSH Share Option Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time.

BY ORDER OF THE BOARD

Heng Lee Cheng (Ms)
Group Secretary
Singapore
[March 28,] 2003

Notes:–

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.
2. The instrument appointing the proxy must be deposited at the Company's registered office not less than 48 hours before the time set for holding the Meeting.
3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of DBSH as at March 17, 2003 (the "**Latest Practicable Date**"), the purchase by DBSH of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 146,908,793 Ordinary Shares.

   Assuming that DBSH purchases or acquires the 146,908,793 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of $9.38 for one Ordinary Share (being the price equivalent to five per cent. above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded, preceding the Latest Practicable Date), the maximum amount of funds required is approximately $1,377.5 million.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2002 based on these assumptions are set out in paragraph 2.5.6 of the Circular to Shareholders dated March 28, 2003.

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(Incorporated in the Republic of Singapore)

IMPORTANT

The Circular dated March 28, 2003 is forwarded to investors who have used their CPF moneys to buy shares in the capital of DBS Group Holdings Ltd ("**DBSH**") at the request of their CPF Approved Nominees and is sent solely for information only. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We ____

of ____

being a member/members of DBSH, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of DBSH to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Monday, April 21, 2003 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fourth Annual General Meeting of DBSH to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies may vote or abstain as he/they may think fit, as he/ they will on any other matter arising at the Extraordinary General Meeting.)

Ordinary Resolution	For	Against
1. To approve the renewal of the Share Purchase Mandate		
2. To approve the proposed extension of the duration of the DBSH Performance Share Plan.		

Dated this _____ day of ________________ 2003

Total Number of Ordinary Shares held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT
Please read Notes on the reverse.

Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of DBSH entitled to attend and vote at a meeting of DBSH is entitled to appoint one or two proxies to attend and vote on his behalf. Such proxy need not be a member of DBSH.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of DBSH at 6 Shenton Way, DBS Building Tower One, Singapore 068809 not less than 48 hours before the time set for holding the extraordinary general meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of a director or an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the extraordinary general meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. DBSH shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of a member whose Shares are entered in the Depository Register, DBSH may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the extraordinary general meeting, as certified by The Central Depository (Pte) Limited to DBSH.